KGHM POLSKA MIEDŹ S.A.

[redacted]

09046858

RECEIVED
2009 AUG 31 P 1:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption number 82 4639

28 August 2009
NI/44/2009

SUPPL

KGHM Polska Miedź
Spółka Akcyjna

z siedzibą w Lubinie

59-301 Lubin
ul. M. Skłodowskiej-Curie 48

tel.: (48 76) 747 82 00
fax: (48 76) 747 85 00

www.kghm.pl

NIP 692-000-00-13
REGON 390021764

Division of Corporate Finance
Office of International Corporate Finance
United States Securities and
Exchange Commission
100 F St., NE
Washington, DC 20549

Członkowie Zarządu
KGHM POLSKA MIEDŹ S.A.:

Herbert Wirth
Prezes Zarządu

Maciej Tybura
I Wiceprezes Zarządu

Ryszard Janeczek
Wiceprezes Zarządu

Enclosed please find the hard copies of the Report of KGHM Polska Miedź S.A. for the first half of 2009 and the Consolidated Report of the KGHM Polska Miedź S.A. Group for the first half of 2009. These half-year reports are also available on the website of the Company: www.kghm.pl

Leszek Mierzwa (contact name)
Executive Director, Equity Supervision
and Investor Relations

Phone: ++48 76 747 81 30
Fax: ++48 76 747 81 39

Sincerely

WICEPREZES ZARZĄDU
Ryszard Janeczek

I WICEPREZES ZARZĄDU
Maciej Tybura

Zarejestrowana pod nr
KRS 0000023302
w Sądzie Rejonowym
dla Wrocławia Fabrycznej,
IX Wydział Gospodarczy
Krajowego Rejestru Sądowego,
gdzie przechowywana jest
dokumentacja spółki

Kapitał zakładowy:

2.000.000.000 zł
(z czego wpłacono 2.000.000.000 zł)

dlw 9/1

POLISH FINANCIAL SUPERVISION AUTHORITY

Half-year report P 2009

(In accordance with § 82, section 1 point 2 of the Decree of the Minister of Finance dated 19 February 2009 – Journal of Laws No. 33, point 259)

for issuers of securities involved in production, construction, trade or services activities

for the first half of financial year 2009 comprising the period from **1 January 2009** to **30 June 2009** containing the financial statements according to International Financial Reporting Standards in PLN.

publication date: 28 August 2009

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A. (name of issuer in brief)	**Metals industry** (issuer branch title per the Warsaw Stock Exchange)
59 301 (postal code)	**LUBIN** (city)
M. Skłodowskiej – Curie (street)	**48** (number)
(48 76) 74 78 200 (telephone)	**(48 76) 74 78 500** (fax)
IR@BZ.KGHM.pl (e-mail)	**www.kghm.pl** (website address)
692–000–00-13 (NIP)	**390021764** (REGON)

Ernst & Young Audit Sp. z o.o.
(entity entitled to audit financial statements)

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	half-year 2009 period from 1 January 2009 to 30 June 2009	half-year 2008 period from 1 January 2008 to 30 June 2008	half-year 2009 period from 1 January 2009 to 30 June 2009	half-year 2008 period from 1 January 2008 to 30 June 2008
I. Sales	5 099 260	6 030 935	1 128 554	1 734 223
II. Operating profit	1 766 160	2 194 500	390 882	631 039
III. Profit before income tax	1 747 264	2 176 687	386 700	625 916
IV. Profit for the period	1 472 634	1 814 690	325 919	521 823
V. Other comprehensive income	(512 959)	(4 333)	(113 526)	(1 246)
VI. Total comprehensive income	959 675	1 810 357	212 393	520 577
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	7.36	9.07	1.63	2.61
IX. Net cash generated from operating activities	1 156 347	1 194 495	255 920	343 483
X. Net cash used in investing activities	(613 436)	(552 157)	(135 764)	(158 775)
XI. Net cash used in financing activities	(2 177)	(3 249)	(482)	(934)
XII. Total net cash flow	540 734	639 089	119 674	183 774
	At 30 June 2009	**At 31 December 2008**	**At 30 June 2009**	**At 31 December 2008**
XIII. Non-current assets	8 952 663	8 703 565	2 003 012	2 085 985
XIV. Current assets	5 701 754	5 173 979	1 275 674	1 240 049
XV. Non-current assets held-for-sale	2 560	23 020	573	5 517
XVI. Total assets	14 656 977	13 900 564	3 279 259	3 331 551
XVII. Non-current liabilities	1 493 035	1 640 668	334 042	393 219
XVIII. Current liabilities	3 948 975	1 668 604	883 519	399 915
XIX. Equity	9 214 967	10 591 292	2 061 698	2 538 417

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

EXEMPTION NUMBER : 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S REPORT ON ITS REVIEW OF THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2009

Lubin, August 2009

ERNST & YOUNG

Ernst & Young Audit sp. z o.o.
Rondo ONZ 1
00-124 Warszawa
Tel. +48 22 557 70 00
Faks +48 22 557 70 01
warszawa@pl.ey.com
www.ey.com/pl

Translation of auditors' report originally issued in Polish

Independent Auditors' Review Report on the Interim Financial Statements for the six month period ended 30 June 2009

To the Shareholders and Supervisory Board of KGHM Polska Miedź S.A.

1. We have reviewed the attached financial statements of KGHM Polska Miedź S.A. ('the Company') located in Lubin at M. Skłodowskiej-Curie 48, including:

   - the interim statement of financial position as of 30 June 2009 with total assets and liabilities amounting to 14,656,977 thousand zlotys,
   - the interim statement of comprehensive income for the period from 1 January 2009 to 30 June 2009 with a total comprehensive income amounting to 959,675 thousand zlotys,
   - the interim statement of changes in equity for the period from 1 January 2009 to 30 June 2009 with a net decrease of equity amounting to 1,376,325 thousand zlotys,
   - the interim statement of cash flow for the period from 1 January 2009 to 30 June 2009 with a net cash inflow amounting to 540,734 thousand zlotys and
   - accounting policies and other explanatory information

   ('the attached interim financial statements').

2. The truth and fairness[1] of the attached interim financial statements prepared in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union ('IAS 34') and the proper maintenance of the accounting records are the responsibility of the Company's Management Board. Our responsibility is to issue a report on these financial statements based on our review.

3. Except for the potential effects of the matter described in paragraph 4 below, we conducted our review in accordance with the provisions of the law binding in Poland and auditing standards issued by the National Council of Statutory Auditors. These standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of accounting records and discussions with the management of the Company as well as its employees. The scope of work[2] of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness[3] of the financial statements. Review provides less assurance than audit. We have not performed an audit of the attached interim financial statements and, accordingly, do not express an audit opinion.

---

[1] Translation of the following expression in Polish language: "prawidłowość, *rzetelność i jasność*"

[2] In Polish language two expressions are used (*"zakres i metoda")* that in English language translation are covered by one expression "the scope of work"

[3] Translation of the following expression in Polish language: *"prawidłowo, rzetelnie i jasno"*

4. As described in point 3.2 of other explanatory information to the attached interim financial statements, current strategy of the subsidiary Telefonia Dialog S.A. is being reviewed by its Management Board and the potential update of the strategy together with the results of its review will be taken into consideration in the subsidiary's financial projections, as well as in the annual standalone and consolidated financial statements of KGHM Polska Miedź S.A.
   For this reason, at the date of this review report, we are not able to determine potential financial effects resulting from the review of the strategy and its impact on the attached interim financial statements for the period ended 30 June 2009.

5. Except for the potential effects of the matter described in paragraph 4 above, our review did not reveal the need to make material changes for the attached interim financial statements to present truly and fairly[4] in all material respects the financial position of the Company as at 30 June 2009 and the financial result, for the six months ended 30 June 2009 in accordance with IAS 34.

Certified Auditor
Registration No. 90036

Marek Musiał

on behalf of
Ernst & Young Audit Sp. z o.o.
Rondo ONZ 1, 00-124 Warsaw
Registration No. 130

Jacek Hryniuk
Certified Auditor
Registration No. 9262

Warsaw, 25 August 2009

[4] Translation of the following expression in Polish language: "*rzetelny, prawidłowy i jasny*"

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

Lubin, August 2009

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

According to our best judgement the half-year financial statements and the comparative data have been prepared in accordance with accounting principles currently in force, and give a true, fair and clear view of the the material and financial position of KGHM Polska Miedź S.A. and the financial result of the Company. The half-year report on the activities of the Company presents a true picture of the development and achievements, as well as the condition, of KGHM Polska Miedź S.A., including a description of the basic risks and threats.

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
25 August 2009	Herbert Wirth	President of the Management Board	
25 August 2009	Maciej Tybura	I Vice President of the Management Board	
25 August 2009	Ryszard Janeczek	Vice President of the Management Board	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

Lubin, August 2009

EXEMPTION NUMBER: 82-4639

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

The entity entitled to audit financial statements, and which has reviewed the half-year financial statements, was selected in accordance with legal provisions. This entity, as well as the certified auditors who have carried out this review, have met the conditions for issuing an impartial and independent report on their review, in accordance with appropriate Polish legal provisions and auditing standards.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
25 August 2009	Herbert Wirth	President of the Management Board	
25 August 2009	Maciej Tybura	I Vice President of the Management Board	
25 August 2009	Ryszard Janeczek	Vice President of the Management Board	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

FINANCIAL STATEMENTS
FOR THE FIRST HALF OF 2009

Lubin, August 2009

(amounts in tables in thousand PLN, unless otherwise stated)

Table of contents to the financial statements

Note	Page
Statement of financial position	3
Statement of comprehensive income	4
Statement of changes in equity	5
Statement of cash flows	6
Accounting policies and other explanatory information	
1. General information	7
2. Main accounting policies	8
2.1 Basis of preparing financial statements	8
2.2 Accounting policies	11
3. Important estimates and assumptions	30
3.1 Classification and measurement of financial instruments	30
3.2 Measurement of shares	30
3.3 Estimation of provisions	30
3.4 Deferred tax assets/liabilities	31
3.5 Presentation	31
4. Business segments	31
5. Property, plant and equipment	34
6. Intangible assets	38
7. Investments in subsidiaries and associates	40
8. Available-for-sale financial assets	43
9. Held-to-maturity investments	44
10. Derivative financial instruments	45
11. Trade and other receivables	48
12. Inventories	49
13. Cash and cash equivalents	49
14. Share capital	50
15. Accumulated other comprehensive income	51
16. Retained earnings	53
17. Trade and other payables	54
18. Borrowings and finance lease liabilities	55
18.1 Loans	55
18.2 Finance lease liabilities	56
19. Deferred tax - changes	57
20. Employee benefits	60
21. Provisions for other liabilities and charges	62
22. Sales	65
23. Costs by type	66
24. Employee benefit costs	66
25. Other operating income	67
26. Other operating costs	67
27. Net finance costs	68
28. Financial instruments	69
28.1 Carrying amount	69
28.2 Fair values	71
28.3 Items of income, costs, gains and losses recognised in the income statement for the period by categories of financial instruments	72
28.4 Transfers not qualified for de-recognition	73
28.5 Assets acquired as a security	73
28.6 Situations concerning financial instruments which did not occur in the Company	73
29. Financial risk management	74
29.1 Market risk	74
29.2. Liquidity risk and capital management	85
29.3. Credit risk	86
30. Income tax	90
31. Earnings per share	90
32. Dividend paid and proposed for payment	91
33. Adjustments to profit for the period in the statement of cash flows	91
34. Related party transactions	92
35. Off-balance sheet liabilities due to operating leases	95
36. Contingent items and other off-balance sheet items	95
37. Government grants	96
38. Social assets and Social Fund liabilities	96
39. Employment structure	96
40. Subsequent events	97

(amounts in tables in thousand PLN, unless otherwise stated)

Statement of financial position

	Note	At 30 June 2009	At 31 December 2008
Assets			
Non-current assets			
Property, plant and equipment	5	5 577 126	5 515 028
Intangible assets	6	76 400	80 904
Shares in subsidiaries	7	1 798 863	1 795 013
Investments in associates	7	1 159 947	1 163 640
Deferred tax assets	19	114 090	-
Available-for-sale financial assets	8	20 446	21 034
Held-to-maturity investments	9	66 349	59 545
Derivative financial instruments	10	75 996	6 501
Trade and other receivables	11	63 446	61 900
		8 952 663	**8 703 565**
Current assets			
Inventories	12	1 657 146	1 446 802
Trade and other receivables	11	1 497 674	1 222 501
Held-to-maturity investments	9	2 180	-
Derivative financial instruments	10	222 922	711 096
Cash and cash equivalents	13	2 321 832	1 793 580
		5 701 754	**5 173 979**
Non-current assets held for sale	5	**2 560**	**23 020**
TOTAL ASSETS		**14 656 977**	**13 900 564**
Equity and liabilities			
EQUITY			
Share capital	14	2 000 000	2 000 000
Accumulated other comprehensive income	15	5 789	518 748
Retained earnings	16	7 209 178	8 072 544
TOTAL EQUITY		**9 214 967**	**10 591 292**
LIABILITIES			
Non-current liabilities			
Trade and other payables	17	21 470	24 962
Borrowings and finance lease liabilities	18	13 396	17 173
Derivative financial instruments	10	9 780	-
Deferred tax liabilities	19	-	31 516
Liabilities due to employee benefits	20	1 005 530	975 697
Provisions for other liabilities and charges	21	442 859	591 320
		1 493 035	**1 640 668**
Current liabilities			
Trade and other payables	17	3 701 966	1 476 088
Borrowings and finance lease liabilities	18	10 645	7 120
Current corporate tax liabilities		66 687	64 866
Derivative financial instruments	10	48 989	3 771
Liabilities due to employee benefits	20	86 219	73 289
Provisions for other liabilities and charges	21	34 469	43 470
		3 948 975	**1 668 604**
TOTAL LIABILITIES		**5 442 010**	**3 309 272**
TOTAL EQUITY AND LIABILITIES		**14 656 977**	**13 900 564**

Accounting policies and other explanatory information presented on pages 7 to 97 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Statement of comprehensive income

		For the period	
INCOME STATEMENT	**Note**	**from 1 January 2009 to 30 June 2009**	**from 1 January 2008 to 30 June 2008**
CONTINUED ACTIVITIES:			
Sales	22	5 099 260	6 030 935
Cost of sales	23	(3 316 230)	(3 508 126)
Gross profit		**1 783 030**	**2 522 809**
Selling costs	23	(46 973)	(36 601)
Administrative expenses	23	(278 704)	(265 811)
Other operating income	25	585 394	522 858
Other operating costs	26	(276 587)	(548 755)
Operating profit		**1 766 160**	**2 194 500**
Finance costs - net	27	(18 896)	(17 813)
Profit before income tax		**1 747 264**	**2 176 687**
Income tax expense	30	(274 630)	(361 997)
Profit for the period		**1 472 634**	**1 814 690**
OTHER COMPREHENSIVE INCOME DUE TO:			
Available-for-sale financial assets		(8 088)	(2 079)
Cash flow hedging instruments		(625 195)	(2 095)
Income tax related to items presented in other comprehensive income		120 324	(159)
Other comprehensive net income for the financial period		**(512 959)**	**(4 333)**
TOTAL COMPREHENSIVE INCOME		**959 675**	**1 810 357**
Earnings per share for the half-year period (in PLN per share)	31		
- basic		7.36	9.07
- diluted		7.36	9.07

Accounting policies and other explanatory information presented on pages 7 to 97 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Statement of changes in equity

	Note	Share capital	Retained earnings	Accumulated other comprehensive income due to:		Total equity
				Available-for-sale financial assets	Cash flow hedging instruments	
At 1 January 2008		**2 000 000**	**6 952 166**	**3 705**	**10 078**	**8 965 949**
Dividends for 2007		-	(1 800 000)	-	-	(1 800 000)
Total comprehensive income	15, 16	-	1 814 690	(1 684)	(2 649)	1 810 357
At 30 June 2008		**2 000 000**	**6 966 856**	**2 021**	**7 429**	**8 976 306**
At 1 January 2009		**2 000 000**	**8 072 544**	**10 265**	**508 483**	**10 591 292**
Dividend for 2008 approved but unpaid	32	-	(2 336 000)	-		(2 336 000)
Total comprehensive income	15, 16	-	1 472 634	(6 551)	(506 408)	959 675
At 30 June 2009		**2 000 000**	**7 209 178**	**3 714**	**2 075**	**9 214 967**

Accounting policies and other explanatory information presented on pages 7 to 97 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Statement of cash flows

	Note	For the period from 1 January 2009 to 30 June 2009	from 1 January 2008 to 30 June 2008
Cash flow from operating activities			
Profit for the period		1 472 634	1 814 690
Adjustments to profit for the period	33	(18 196)	52 519
Income tax paid		(298 091)	(672 714)
Net cash generated from operating activities		**1 156 347**	**1 194 495**
Cash flow from investing activities			
Purchase of shares in subsidiaries		(10 700)	(102 317)
Purchase of property, plant and equipment and intangible assets		(606 121)	(461 481)
Proceeds from sale of property, plant and equipment and intangible assets	33	8 458	3 779
Purchase of available-for-sale financial assets		-	(100 267)
Proceeds from sale of available-for-sale financial assets		20 000	151
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(8 984)	(13 361)
Establishment of deposits		(400 500)	-
Termination of deposits		300 500	-
Loans granted		-	(7 056)
Proceeds from repayments of loans granted		606	53
Interest received		4 436	43
Dividends received		90 719	136 619
Other investment expenses		(11 850)	(8 320)
Net cash used in investing activities		**(613 436)**	**(552 157)**
Cash flow from financing activities			
Repayments of loans		(2 000)	(3 000)
Payments of liabilities due to finance leases		(30)	-
Interest paid		(147)	(249)
Net cash used in financing activities		**(2 177)**	**(3 249)**
Total net cash flow		**540 734**	**639 089**
Exchange losses on cash and cash equivalents		(12 482)	(1 686)
Movements in cash and cash equivalents		**528 252**	**637 403**
Cash and cash equivalents at beginning of the period	13	**1 793 580**	**2 534 995**
Cash and cash equivalents at end of the period	13	**2 321 832**	**3 172 398**
including restricted cash and cash equivalents		4 197	1 472

Accounting policies and other explanatory information presented on pages 7 to 97 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Accounting policies and other explanatory information to the financial statements of KGHM Polska Miedź S.A. (the "Company") prepared for the first half of 2009

1. General information

Company name, registered office, business activities

KGHM Polska Miedź S.A. (the "Company") with its registered office in Lubin at ul. M.Skłodowskiej-Curie 48 is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) in the National Court Register, entry no. KRS 23302 , operating on the territory of the Republic of Poland. The Company was issued with tax identification number (NIP) 692-000-00-13 and statistical REGON number 390021764. KGHM Polska Miedź S.A. has a multi-divisional organisational structure, which comprises its Head Office and 10 Divisions: 3 mines (Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine), 3 smelters (Głogów Smelter, Legnica Smelter, the Cedynia Wire Rod Plant), Ore Enrichment Plant, Tailings Plant, Mine-Smelter Emergency Rescue Unit and Data Center.
The shares of KGHM Polska Miedź S.A. are listed on the Stock Exchange in Warsaw and - in the form of GDRs (global depository receipts) - on the London Stock Exchange (LSE). According to the classification of the Stock Exchange in Warsaw, KGHM Polska Miedź S.A. is classified under the "metals industry" sector.

The principal activities of the Company comprise:
- mining of copper and non-ferrous metals ore,
- excavation of gravel and sand,
- production of copper, precious and non-ferrous metals,
- production of salt,
- casting of light and non-ferrous metals,
- forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale based on direct or contractual payments,
- warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- generation and distribution of electricity, steam and hot water, production of gas and distribution of gaseous fuels through a supply network,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

Period of operation

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The Company has an unlimited period of operation.
The legal antecedent of KGHM Polska Miedź S.A. was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned joint stock company in accordance with principles set forth in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Composition of the Management Board

During the period from 1 January 2009 to 15 June 2009, the composition of the Management Board and the segregation of its duties were as follows:

- Mirosław Krutin	President of the Management Board
- Herbert Wirth	I Vice President of the Management Board (Development)
- Maciej Tybura	Vice President of the Management Board (Finance)

On 15 June 2009, Mr. Mirosław Krutin submitted to the Chairman of the Supervisory Board a statement in which he announced that he will not be a candidate for the position of VIIth term President of the Management Board.
On 15 June 2009 the Supervisory Board resolved that the next-term (VIIth term) Management Board of KGHM Polska Miedź S.A. shall be comprised of two Members, and has appointed the following individuals:
Herbert Wirth – granting him the responsibilities of the President of the Management Board
Maciej Tybura – granting him the function of Vice President.

(amounts in tables in thousand PLN, unless otherwise stated)

1. General information (continuation)

Simultaneously, the Supervisory Board resolved to commence the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term.

On 20 July 2009 the Supervisory Board appointed Herbert Wirth to the function of President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term.

On 24 August 2009 the Supervisory Board appointed Mr. Ryszard Janeczek as the Vice President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term and granted Maciej Tybura the function of I Vice President of the Management Board.

As at the date of authorisation of these financial statements for issue, the composition of the Management Board and segregation of duties were as follows:

- Herbert Wirth	President of the Management Board
- Maciej Tybura	I Vice President of the Management Board
- Ryszard Janeczek	Vice President of the Management Board

Authorisation of the financial statements

These financial statements were authorised for issue and signed by the Management Board of the Company on 25 August 2009.

Going concern assumption

These financial statements were prepared under the assumption that the Company will continue as a going concern during a period of at least 12 months from the balance sheet date in an unaltered form and business scope, and there are no reasons to suspect any intentional or forced discontinuation or significant limitation of its current activities. At the date of signing of the financial statements the Management Board of the Company is not aware of any facts or circumstances that would indicate a threat to the going concern assumption in the foreseeable future.

In order to fully understand the financial position and the results of the activities of KGHM Polska Miedź S.A. as the parent entity of the Group, these financial statements should be read jointly with the half-year consolidated financial statements for the period ended 30 June 2009. These financial statements will be available on the website of the Company www.kghm.pl on dates consistent with the current report concerning dates of publication of the half-year report and the consolidated half-year report for the first half of 2009.

2. Main accounting policies

2.1 Basis of preparing financial statements

The financial statements of KGHM Polska Miedź S.A. for the period ended 30 June 2009 are prepared in accordance with International Financial Reporting Standards as adopted by the European Union. These financial statements were prepared using the same principles for the current and comparable periods.

These financial statements have been prepared on the historical cost basis (adjusted for the effects of hyperinflation in respect of property, plant and equipment and equity), except for available-for-sale financial assets and derivative instruments, which have been measured at fair value.

The carrying amount of recognised hedged assets and liabilities is adjusted for the changes in fair value attributable to the hedged risk.

The financial statements at 30 June 2009 and the financial statements at 30 June 2008 were not audited by a certified auditor.

Standards and interpretations in force applied in the Company as at 1 January 2009

IFRS 8 *Operating segments*

IAS 1 *Presentation of Financial Statements*

IAS 23 *Borrowings costs*

Amended IFRS 2 *Share-based Payment*

Amended IAS 32 *Financial Instruments: Presentation* and Amended IAS 1 *Presentation of Financial Statements – Financial Instruments with put options and obligations arising on liquidation*

Amended IFRS 1 *First-time Adoption of International Financial Reporting Standards* and amended IAS 27 *Consolidated and Separate Financial Statements*

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

Improvements to IFRS 2008

IFRIC 18 *Transfers of Assets from Customers*

IFRIC 15 *Agreements for the Construction of Real Estate*

IFRIC 16 *Hedges of a Net Investment in a Foreign Operation*

IFRS 7 *Financial Instruments: Disclosures*

IFRIC 9 *„Embedded Derivatives"* - improvement to IFRIC 9 *„Reassessment of Embedded Derivatives"* and IAS 39 *„Financial Instruments: Recognition and Measurement"*

As at the date of publication of these financial statements the European Union had not approved IFRIC 18 Transfers of Assets from Customers, changes to IFRS 7 *Financial Instruments: Disclosures* and IFRIC 9 *„Embedded Derivatives"* - improvement to IFRIC 9 „Reassessment of Embedded Derivatives" and IAS 39 *„Financial Instruments: Recognition and Measurement"*.

Application of the changes to IFRS 2, IAS 32, IAS 1, IFRS 1, IAS 27, IFRIC 15, IFRIC 16, IFRIC 18, IFRIC 9 and IAS 39 has no effect on the financial statements of the Company. Additionally, application of the remaining standards and interpretations has no significant effect on the accounting policy of the Company, with the exception of the changes to IAS 1, IAS 23, IFRS 8 and IFRS 7, and apart from the changes to IAS 23, the remainder mainly effect the presentation of information in the financial statements.

The effect of changes on the following financial statements is presented below:

The updated IAS 1 *Presentation of Financial Statements*

The changes were mainly in respect of the titles and scope of the key items of the financial statements, i.e.:

to 31 December 2008	from 1 January 2009	
title	**title**	**scope**
Balance sheet	Statement of financial position	Change in the title „other reserves" to "accumulated other comprehensive income"
Income statement	Statement of comprehensive income	The elements comprising this statement are the income statement and other comprehensive income which so far represented position of income and costs in other reserves
Statement of changes in equity	Statement of changes in equity	Detailed presentation of changes in equity arising solely as the result of transactions with owners
Cash flow statement	Statement of cash flows	no change

IFRS 8 *Operating segments*

This Standard replaced IAS 14 Segment reporting, and introduced a management approach to segment reporting based on internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance. Details on the application of IFRS 8 are presented in note 4 of this report.

The updated IAS 23 *Borrowing Costs*

As a result of changes introduced by the International Accounting Standards Board to IAS 23 based on excluding the possibility of recognising the borrowing costs attributable to a qualifying asset directly in the costs of the period, the Company changed the accounting principles with respect to recognition of these costs. These costs will now be capitalised, in accordance with IAS 23.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

However, since 1 January 2009, there have occurred no economic events within the Company which would require the capitalisation of borrowing costs, and therefore the updated IAS 23 has no impact on either the measurement or presentation of these financial statements.

IFRS 7 *Financial Instruments: Disclosures*

The amendments to IFRS 7 introduce the requirement to apply and present a three-level hierarchy for making fair value measurements, as well as requirements to provide additional disclosure in terms of the relative reliability of fair value measurements and of any transfers between these levels. In addition, the amendments expand the existing requirements in terms of disclosure respecting liquidity risk.
Application of these amendments expands the scope of disclosures respecting financial instruments, in particular in terms of the classification of individual financial instrument classes to fair value, depending on the type of measurement.
Due to the fact that this amendment had not yet been approved by the European Union as at the date of publication of this report, the Company did not apply the respective amendments in its disclosures respecting financial instruments in the published report.

In these financial statements Standards and interpretations were not used prior to their coming into force and adoption by the European Union

Standards and interpretations published which did not come into force by the publication date of these financial statements:

"Eligible Hedged Items". An amendment to IAS 39 *"Financial Instruments: Recognition and Measurement"*
On 31 July 2008 the International Accounting Standards Board issued an amendment to IAS 39, "Eligible Hedged Items". This amendment clarifies the principles for qualification as well as the conditions which a financial position must meet to be qualified as hedged. The changes introduced clarify how the existing principles underlying hedge accounting should be applied in two particular situations, and in particular in a situation of (1) designation of a one-sided risk in a hedged item (i.e. changes in the cash flows or fair value of a hedged item above or below a specified level of a determined variable), and (2) designation of a inflation representing a portion of the cash flow of a financial hedged item. The introduction of Application Guidance was necessary due to the diversity of solutions being practiced in this regard. This amendment, which requires retrospective application, will be in effect for periods beginning on or after 1 July 2009, and will not affect the financial statements of the Company.

IFRIC 17 *„Distributions of Non-cash Assets to Owners"*
On 27 November 2008 the International Accounting Standards Board issued interpretation IFRIC 17 „Distributions of Non-cash Assets to Owners". This interpretation is aimed at standardising practice in the accounting treatment of distribution of non-cash assets to owners. Until now existing standards did not address how an entity should measure and account for distributions of assets other than cash when it pays dividends to its owners. The interpretation provides guidance as to when a liability should be recognised, how it and any related assets should be measured and when to cease recognition of such assets and liabilities. It also explains the resulting consequences. The interpretation is effective for annual periods beginning on or after 1 July 2009 and will not affect the financial statements of the Company, as the Company ordinarily pays dividends to its owners in the form of cash.

IFRS 1 *"First-time Adoption of International Financial Reporting Standards"*
On 27 November 2008 the International Accounting Standards Board issued a revised version of IFRS 1 First-time Adoption of International Financial Reporting Standards. No new or revised technical material has been introduced by this revision. The revision only updates the structure of the standard, and is aimed at improving its transparency. The revised standard is applicable for annual periods beginning on or after 1 July 2009.

Improvements to IFRS 2009
In April 2009, as part of its annual review of the Standards, the International Accounting Standards Board published its Improvements to IFRSs. This is a collection of amendments and explanations which, while necessary, are not so urgent or significant as to be the subject of separate projects. There are 12 amendments altogether, the majority of which are of an explanatory or terminological character, having no impact on presentation, recognition or measurement. Each amendment introduced has a separate effective date, although most of the amendments are effective for annual periods beginning on or after 1 January 2010. Application of the amended and improved Standards will not have a significant impact on the financial statements of the Company.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

Amended IFRS 2 *"Share-based Payment"*
The amended IFRS 2 was published by the International Accounting Standards Board on 18 June 2009. The amendments to IFRS 2 relate to the method of accounting for goods and services purchased as part of a share-based payment transaction, and explain that the use of the term 'group' has the same meaning as in IAS 27. The changes in this Standard become effective for annual periods beginning on or after 1 January 2010 and will not have any effect on the financial statements of the Company.

IFRS 3 *"Business Combinations"*
The amended IFRS 3 was issued by the International Accounting Standards Board on 10 January 2008 and replaces the currently binding IFRS 3. The amended Standard is connected with the completion of the second phase of the process of converging international and American approaches to business combinations, carried out by the IASB together with the American Financial Accounting Standards Board. The amended Standard gives more detailed guidance for application of the purchase method for business combinations. The Standard becomes effective for annual periods beginning on or after 1 July 2009 and will be applied to the accounting for business combinations effected after this date.

IAS 27 *"Consolidated and Separate Financial Statements"*
The amended IAS 27 was published by the International Accounting Standards Board on 10 January 2008 and replaces the currently binding IAS 27. Implementation of this standard relates to the completion of the second phase of the process of converging international and American approaches to business combinations, carried out by the IASB together with the American Financial Accounting Standards Board. IAS 27 requires the recognition of changes in the share held in a subsidiary as an equity transaction. For this reason such a change does not affect goodwill, and there is no recognition of gains or losses. The amended standard also changes the manner of recognising losses incurred by a subsidiary, exceeding the value of the investment, as well as the manner of recognising loss of control over the subsidiary. The amended Standard becomes effective for annual periods beginning on or after 1 July 2009. As these changes are to be applied prospectively, they will affect future acquisitions and transactions with minority interest.

„IFRS *for Small and Medium-sized Entities"*
On 9 July 2009, the International Accounting Standards Board issued the IFRS for Small and Medium-sized Entities (SMEs). This Standard deals with principles and problems of significance for SMEs, simplifying requirements and reducing the scope of disclosures required in the full version of the Standards. Its requirements have been adapted to the needs and capabilities of SMEs. This Standard does not affect the financial statements of the Company.

Amended IFRS 1 *First-time Adoption of International Financial Reporting Standards*

On 23 July 2009 the International Accounting Standards Board published „Additional Exemptions for First-time Adopters of IFRS" as an amendment to IFRS 1 „First-time Adoption of International Financial Reporting Standards". This amendment does not introduce significant changes, its purpose being to provide additional exemptions to entities while transitioning to IFRS, with respect to exemption from a) retrospective application of IFRSs for oil and gas assets, and b) reassessment of existing leasing contracts in accordance with IFRIC 4, when the application of their national accounting requirements produced the same result. The amended standard will be effective for annual periods beginning on or after 1 January 2010, and will not have a impact on the financial statements of the Company.

Among the above standards and interpretations, only the amended standards IFRS 3 „Business Combinations" and IAS 27 „Consolidated and Separate Financial Statements" have been adopted for use by the European Union.

2.2 Accounting policies

2.2.1 Property, plant and equipment

The following are considered to be items of property, plant and equipment:
- assets held by the Company for use in production, supply of goods and services or for administrative purposes,
- assets which are expected to be used during more than one year,
- assets which are expected to generate future economic benefits that will flow to the Company, and
- assets whose value can be measured reliably.

Upon initial recognition, items of property, plant and equipment are measured at cost.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.1 Property, plant and equipment (continuation)

Borrowing costs incurred for the purchase or construction of a qualifying item of property, plant and equipment are recognised in the cost. Principles for the capitalisation of borrowing costs are presented in point 2.2.23.

Foreign exchange differences arising from foreign currency liabilities, related to the purchase or construction of an item of property, plant and equipment, are recognised in profit or loss in the period in which they are incurred.

Upon initial recognition, the Company includes in the costs of property, plant and equipment the anticipated costs of future assets' dismantling and removal and cost of restoring the sites on which they are located, the obligation for which an entity incurs either when the item is installed or as a consequence of having used the item for purposes other than to produce inventories. In particular, the Company includes in the initial cost of items of property, plant and equipment discounted decommissioning costs of assets relating to underground mining, as well as of other facilities which, in accordance with binding laws, must be liquidated upon the conclusion of activities.
Mine decommissioning costs recognised in the initial cost of an item of property, plant and equipment are depreciated in the same manner as the item of property, plant and equipment to which they relate, beginning from the moment an asset is brought into use, throughout the period set out in the asset group decommissioning plan within the schedule of mine decommissioning.
The decommissioning costs of other facilities recognised in their initial cost are amortised beginning from the moment an item of property, plant and equipment is brought into use, throughout the period of use and in accordance with the method used for the depreciation of those items of property, plant and equipment to which they have been assigned.

Property, plant and equipment acquired before 31 December 1996 and brought into use after this date, for which expenditures were incurred to the end of 1996, were restated to account for the effects of hyperinflation in accordance with IAS 29, *"Financial reporting in hyperinflationary economies"*.

As at the balance sheet date, items of property, plant and equipment are carried at cost less accumulated depreciation and impairment losses.

Subsequent expenditures on items of property, plant and equipment (for example to increase the usefulness of an item, for spare parts or renovation) are recognised in the carrying amount of a given item only if it is probable that future economic benefits associated with the item will flow to the entity, and the cost of the item can be measured reliably. All other expenditures on repairs and maintenance are recognised in profit or loss in the period in which they are incurred.

Items of property, plant and equipment (excluding land) are depreciated using the straight-line method over their anticipated useful life. The residual value and useful life of an asset and the method of depreciation applied to items of property, plant and equipment are reviewed at least at the end of each financial year.

The useful lives, and therefore the depreciation rates of items of property, plant and equipment used in the production of copper, are adapted to the plans for the closure of operations.

For individual groups of assets, the following useful lives have been adopted:
- Buildings and civil engineering objects: 25 - 60 years,
- Technical equipment and machines: 4 - 15 years,
- Motor vehicles: 3 - 14 years,
- Other property, plant and equipment, including tools and instruments: 5 – 10 years.

Depreciation begins when an item of property, plant and equipment is available for use. Depreciation ceases at the earlier of the date that the asset is classified as held for sale (or included as part of a disposal group which is classified as held for sale) in accordance with IFRS 5 *"Non-current assets held for sale and discontinued operations"* or when it is derecognised upon disposal or retirement.

The basis for the calculation of depreciation is the cost of an item of property, plant and equipment less its estimated residual value.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.1 Property, plant and equipment (continuation)

The individual significant parts of an item of property, plant and equipment (components), whose useful lives are different from the useful life of the given asset as a whole and whose cost is significant in comparison to the cost of the item of property, plant and equipment as a whole, are depreciated separately, applying depreciation rates reflecting their anticipated useful lives.

An asset's carrying amount is written down to its recoverable amount, if the carrying amount of the asset (or a cash-generating unit to which it belongs) is greater than its estimated recoverable amount.

The asset's carrying amount includes costs of necessary regular major overhauls, including for the purpose of certification.

Specialised spare parts with a significant initial cost and an anticipated useful life of more than 1 year are recognised as an item of property, plant and equipment. Spare parts and servicing equipment whose use is restricted to only certain items of property, plant and equipment are recognised in a similar manner. Other spare parts and servicing-related equipment with an insignificant cost are recognised as inventories and accounted for in the income statement at the moment they are used.

Fixed asset is derecognised when it is sold, decommissioned or if no future economic benefits are expected to be derived from its use or disposal.

2.2.2 Intangible assets

Intangible assets include:
- development costs,
- software,
- acquired concessions, patents, licenses,
- other intangible assets, and
- intangible assets not yet available for use (under construction).

On initial recognition, intangible assets are measured at cost. Principles for the capitalisation of borrowing costs are presented in point 2.2.23.
Any borrowing costs incurred for the purchase or construction of a qualifying item of intangible assets are recognised in the cost. If payment for an intangible asset is deferred for a period which is longer than standard for ordinary buyer's credit (in practice a period of over 1 year is assumed), its purchase price should reflect the amount which would be paid in cash. The difference between this amount and the total payment is recognised in the income statement as interest cost (a discount of liabilities) in financial costs in the period of repayment (settlement) of liabilities. Exchange differences which arise from liabilities in a foreign currency which are related to the acquisition or construction of an item of intangible assets are recognised in profit or loss in the period in which they are incurred.

At the balance sheet date intangible assets are measured at cost less accumulated amortisation and impairment losses.

Intangible assets are amortised using the straight-line method over their anticipated useful lives, which for individual groups of intangible assets are as follows:
- Development costs - 5 - 15 years,
- Software - 2 - 5 years,
- Licenses and patents - 5 years,
- Other intangible assets, including rights to geological information - 50 years.

KGHM Polska Miedź S.A. does not report other intangible assets with indefinite useful life, however it has reported intangible assets not yet available for use (under construction). The Company does not amortise such items of intangible assets, however they are tested for impairment annually. Any potential impairment loss is recognised in the income statement.
The amortisation method and the amortisation rate of intangible assets are subject to review at each balance sheet date.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.2 Intangible assets (continuation)

Development costs

The Company carries out development projects which are primarily aimed at reducing copper production costs, increasing the production capacity of smelters and mines, improving the technical parameters of manufactured products, improving copper production technology.

An intangible asset arising from development is recognised if the entity can demonstrate:
- the technical feasibility of completing the intangible asset so that it will be available for use or sale,
- the intention to complete the intangible asset and use or sell it,
- its ability to use or sell the intangible asset in the manner in which the intangible asset will generate probable future economic benefits,
- the availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset, and
- its ability to measure reliably the expenditures attributable to the intangible asset that have been incurred during its development.

The cost of internally-generated development work recognised as an item of intangible assets is the sum of expenditure incurred from the date when the intangible asset arising from development first meets the criteria for recognition.

Capitalised development costs until the moment when the given intangible asset is successfully completed and the decision has been taken to implement it are recognised as an intangible asset not available for use and are not amortised. Such intangible assets are, however, tested annually for impairment. The amount of the impairment is recognised in the profit or loss.

Internally generated intangible assets are amortised using the straight-line method over the period of their anticipated use.

Research expenditure is recognised as an expense as incurred.

2.2.3 Equity investments

Subsidiaries

In the financial statements, investments in subsidiaries which are not classified as held for sale in accordance with IFRS 5 are recognised at cost, in accordance with IAS 27, *Consolidated and Separate Financial Statements*, less any impairment losses, in accordance with IAS 36, *Impairment of Assets,* where impairment losses are measured by comparing their carrying amount with the higher of the following amounts:
- fair value, and
- value in use.

Combinations of business entities under common control are accounted for by applying the pooling of interests method.

Associates

Associated entities are those entities over which the Company has significant influence but not control, and in which it participates in setting both the financial and operational policy of a given entity, which is commonly associated with the ownership of from 20% to 50% of the total number of votes in the entity's governing bodies or the possibility of affecting its operations in another manner.

In the financial statements of the Company, shares in associates which are not classified as held for sale in accordance with IFRS 5 are recognised at cost, in accordance with IAS 27, *Consolidated and Separate Financial Statements*, less any impairment losses, in accordance with IAS 36, *Impairment of Assets*, where impairment is measured by a comparison of the carrying amount with the higher of two amounts:
- fair value and
- value in use.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4. Financial Instruments

2.2.4.1 Classification of financial instruments

Financial instruments are classified into one of the following categories:

- financial assets measured at fair value through profit or loss,
- loans and receivables,
- held-to-maturity investments,
- available-for-sale financial assets,
- financial liabilities measured at fair value through profit or loss,
- other financial liabilities,
- derivative hedging instruments.

Financial instruments are classified based on their characteristics and the purpose for which they were acquired. Classification is made upon initial recognition of the financial asset or liability. Classification of derivatives depends on their purpose and on whether they qualify for hedge accounting according to the requirements of IAS 39. Derivatives are classified as hedging instruments or as instruments measured at fair value through profit or loss.

Carrying value of cash flows with a maturity period of more than 12 months of the balance sheet date is classified as non-current asset or non-current liability. Carrying value of cash flows falling due within 12 months of the balance sheet date is classified as current asset or current liability.

The Company has adopted the following principles for the classification of financial assets and liabilities to the above specified categories:

Financial assets and liabilities measured at fair value through profit or loss

This category includes financial assets and financial liabilities held for trading and financial assets and liabilities designated at fair value through profit or loss at their initial recognition. A financial asset is classified to this category if it is acquired principally for the purpose of selling in the near term or if it is designated by the Company upon initial recognition as at fair value through profit or loss. A financial asset or financial liability may be designated by the Company when initially recognised as at fair value through profit or loss only, if:

a) such classification eliminates or significantly reduces any inconsistency in respect of measurement or recognition (also defined as "an accounting mismatch"), that would otherwise arise from measuring assets or liabilities or recognising gains or losses using different basis; or
b) a group of financial instruments is managed properly and the performance of the group is evaluated on the fair value basis, in accordance with a documented risk management or investment strategy.

Available-for-sale financial assets and liabilities include derivative instruments, unless they have been designated as hedging instruments.

Assets in this category are classified as current if they are available for sale and if the carrying amount is realised within a period of up to 12 months from the balance sheet date.

Loans and receivables (L&R)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Company transfers monetary resources, delivers goods or services directly to the client, and does not intend to classify these receivables to financial assets measured at fair value through profit or loss.

Loans and receivables are classified as current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables with maturities greater than 12 months after the balance sheet date are classified as non-current assets. Loans and receivables are included in trade and other receivables.

Cash and cash equivalents are classified as loans and receivables. Cash and cash equivalents are a separate position in the balance sheet.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.1 Classification of financial instruments (continuation)

Held-to-maturity investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company has the positive intention and ability to hold to maturity, except for assets classified as measured at fair value through profit or loss or available for sale, as well as financial assets meeting the definition of loans and receivables.

Available-for-sale financial assets (AfS)

Available-for-sale financial assets are non-derivative financial assets that are either designated as "available-for-sale" or not classified to any of the other categories. This category primarily includes financial assets which do not have a fixed maturity date and which do not meet the criteria for being included in the category of financial assets measured at fair value through profit or loss, as well as financial assets which were acquired on a secondary market and which have a fixed maturity date, but which the Company does not intend and is not able to hold until maturity.

Available-for-sale financial assets are included in non-current assets unless the Company intends to dispose of the investment within 12 months of the balance sheet date.

Other financial liabilities

Financial liabilities included in this category are those that were not classified at their initial recognition as measured at fair value through profit or loss.

Hedging instruments (HI)

Derivative instruments designated and qualifying for hedge accounting are classified into a separate category called: „Hedging instruments". The Company presents as „hedging instruments" the entire fair value of a transaction, even if the Company excludes part of change in fair value of the instrument from the effectiveness measurement.

2.2.4.2. Initial measurement and derecognition of financial instruments

Transactions respecting the purchase and sale of investments, including regular way purchases or sales, are recognised at the trade date, initially at fair value plus transaction costs, with the exception of financial assets and liabilities measured at fair value through profit or loss, which are initially recognised at fair value.

Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all of the risks and rewards of their ownership. Where substantially all of the risks and rewards of ownership have not been transferred, financial instruments are derecognised when the Company loses control over a given asset.

2.2.4.3. Measurement at the balance sheet date

Financial assets and financial liabilities measured at fair value through profit or loss, available-for-sale financial assets and hedging instruments

Available-for-sale financial assets, financial assets and financial liabilities measured at fair value through profit or loss and hedging instruments are subsequently measured at fair value. Available-for-sale financial assets, the fair value of which cannot be determined in a reliable manner and which do not have a fixed maturity date are carried at cost.

Gains and losses on financial assets which are classified as financial assets measured at fair value through profit or loss are recognised in the income statement in the period in which they arise.

Gains and losses on financial assets which are classified as available-for-sale are recognised in equity, except for impairment losses and exchange gains/losses on monetary assets and interest calculated using

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.3. Measurement at the balance sheet date (continuation)

the effective interest rate method. When available-for-sale financial assets are derecognised, the total cumulative gains and losses which had been recognised in equity are recognised in the income statement. The disposal of investments of the same type but with a different cost basis is accounted for using the FIFO method, i.e the assets disposed of are valued successively at the prices of those assets which were acquired earlier.

Loans and receivables, held-to-maturity investments

Loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest rate method.

Other financial liabilities

After initial recognition, the Company measures all financial liabilities, apart from those classified as at fair value through profit or loss, at amortised cost using the effective interest rate method except for:

- financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition.

  If the transfer of financial assets does not qualify them for derecognition because the Company retained virtually all of the risks and rewards associated with ownership of the transferred asset, then the Company continues to fully recognise the transferred asset and simultaneously recognises a financial liability in the amount of the payment received.

  In subsequent periods, the Company recognises all revenues received from the transferred asset and all expenditures incurred in respect of the financial liability;

- financial guarantee agreements, measured at the higher of:
  - the amount determined in accordance with note 2.2.14 Provisions, or
  - the amount initially recognised less cumulative amortisation recognised according to International Accounting Standard No 18 Revenue.

2.2.4.4. Fair value

Fair value is considered to be the purchase price of a financial instrument or, in case of liabilities, the sales price of an instrument, unless there are any indicators that a financial instrument was not purchased at fair value.

At the balance sheet date, the fair value of financial instruments, for which an active market exists, is established based on the current bid/ask prices. If the market for a financial instrument is not active (and in relation to non-quoted financial instruments), the Company establishes fair value using appropriate valuation techniques. Valuation techniques used include comparison with recent arm's length market transactions, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques/models which are commonly used by market participants, adjusted to the characteristics and parameters of the fair valued financial instrument and the situation of the issuer.

Estimated fair value reflects the amount recoverable or payable to close out an outstanding position at the balance sheet date. Where possible, transactions are fair valued based on market prices. In the case of purchase or sale of commodity forwards, fair value was estimated based on forwards prices for the maturity dates of specific transactions. In case of copper, the official London Metal Exchange closing prices and volatility estimates as at the balance sheet date are obtained from the Reuters news service. For silver and gold, the London Bullion Market Association fixing price at the balance sheet date is used. In the case of volatility and silver and gold forward rates, quotations given by Banks/Brokers are used. Currency interest rates and currency volatility ratios are obtained from Reuters are used. Forwards and swaps on copper market are priced based on forward market curve. Silver and currency forward prices are calculated based on fixing and respective interest rates. Levy approximation to Black-Scholes model is used for Asian options pricing on commodity markets, whereas standard German-Kohlhagen model is used for currency of European option pricing.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.4. Fair value (continuation)

The fair value of unquoted debt securities is established as the present value of future cash flows resulting from those instruments, discounted using the current interest rate.

The fair value of participation units held in open-end cash investment funds is determined based on the valuations quoted by those funds. Fair value of share in close-end investment funds is measured based on the analysis of information included in the financial statements of the funds.
The fair values of financial instruments held by the Company are determined based solely on market prices or on valuation techniques which use as input data only observable market variables from active markets.

2.2.4.5. Impairment of financial assets

At each balance sheet date an assessment is made of whether there is objective evidence that a financial asset or a group of financial assets is impaired. The following are considered a significant objective indicators (evidence of impairment): significant financial difficulty of the debtor, legal action being taken against the debtor, the disappearance of an active market for a given financial instrument, the occurrence of significant unfavourable changes in the economic, legal or market environment of the issuer of a financial instrument, and the prolonged decrease of the fair value of a financial instrument below it's amortised cost.

If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognised directly in equity – calculated as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses on equity instruments recognised in profit or loss are not reversed through profit or loss. The reversal of impairment losses on debt financial instruments is recognised in profit or loss if, in a period subsequent to the period of the recognition of the impairment loss, the fair value of these instruments increased due to events occurring after the recognition of the impairment loss.

If evidence of potential impairment of loans and receivables or of held-to-maturity investments measured at amortised cost exist, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate (i.e. the effective interest rate computed at the initial recognition for fixed interest rate assets, and the effective interest rate computed at the last revaluation for floating interest rate assets). Any impairment loss is recognised in profit or loss. The carrying amount of financial assets is determined by using a separate account for impairment losses (credit losses).

Loans and receivables, as well as held-to-maturity investments which are measured at amortised cost, are individually tested for impairment at each balance sheet date. Receivables, against which no impairment allowance was made, but for which the possibility of impairment exists due to their specific credit risk (related for example to the type of activity or structure of the clients) are tested for impairment as a group (assets' portfolio). However, due to the nature of the sales of KGHM Polska Miedź S.A. and the conduct of a restrictive policy towards credit risk, the Company analyses receivables primarily on an individual basis (regardless of their significance) in terms of the existence and recognition of impairment allowances.
An impairment loss is reversed, if in subsequent periods the impairment is reduced, and this reduction may be attributed to events occurring after recognition of the impairment loss. The reversal of an impairment loss is recognised in the profit or loss.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.6. Embedded derivatives

Initial recognition of derivatives

Embedded derivatives are separated from host contracts and accounted for separately as at the date of transaction, if all of the following conditions are met:

- the hybrid (combined) instrument not measured at fair value, with changes in fair value recognised in profit or loss,
- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, and
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Re-assessment of contracts for possible bifurcation of embedded instruments is made whenever there is a significant change to the contract that significantly modifies cash flows arising from the contract.

These criteria in particular are deemed as being met for contracts involving metals sales or the purchase of copper-bearing materials, in which prices are set after the date of sale or purchase. In such cases the Company accounts for the embedded derivative instrument separately from the host sale/purchase contract. From the moment of bifurcation, the embedded derivative instrument is measured at fair value at each balance sheet date. From the date of bifurcation, the embedded derivative instrument is classified as a financial asset or liability measured at fair value through profit or loss. Any change in the balance of the embedded derivative instrument is accounted for as an adjustment respectively of revenues from sales or costs of sales.

2.2.4.7 Hedge accounting

Hedging, for accounting purposes, involves proportional offsetting of the effects of changes in the fair value or cash flows arising from a hedging instrument and a linked hedged item. The types of hedges include fair value hedges, cash flow hedges and hedges of net investment in foreign operations. Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as hedging instruments only for the currency risk hedging relationships.

The Company does not recognise either fair value hedges or hedges of net investment in foreign operations. Hedging instruments are designated as cash flow hedges.

Derivatives used in cash flow hedges

In a cash flow hedge, a derivative used as a hedging instrument is an instrument which:

- hedges the exposure to volatility of cash flows which is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecast transaction, and
- will affect reported profit or loss.

Gains and losses arising from changes in the fair value of the hedging instrument in a cash flow hedge are recognised as a separate item of equity, to the extent to which the change in fair value represents an effective hedge of the associated hedged item. The portion which is ineffective is recognised in the income statement as other operating income or costs. Gains or losses arising from the hedging instrument in cash flow hedges are reclassified into profit or loss in the same period or periods in which the hedged item affects profit or loss.

Hedge effectiveness is the degree to which changes in the cash flows of the hedged item that are attributable to the hedged risk are offset by changes in the cash flows of the hedging instruments.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Financial Instruments (continuation)

2.2.4.7 Hedge accounting (continuation)

If the hedged firm commitment or forecast future transaction subsequently results in the recognition of a non-financial asset or non-financial liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are included in the initial cost or other carrying amount of the asset or liability.

The Company hedges forecasted cash flows. The designated hedges relate to the future transactions forecasted as assumed in the Sales Plan for a given year. These plans are prepared based on the production capacities for a given period. The Company estimates that the probability of these transactions occurring is very high, as from historical point of view, sales were always realised at the levels assumed in Sales Plans.

When entering into hedging transactions, the Company documents the relationship between hedging instruments and the hedged items, as well as the objective of entering into a particular transaction. The Company also documents its assessment, both at the date of inception of the hedge as well as on an on-going basis, of whether the derivative instruments used in hedge relationships are and will be highly effective in offsetting changes in the cash flows of the hedged items.

Discontinuation of hedge accounting

The Company ceases to account for derivative instruments as hedging instruments when they expire, are sold, terminated or settled, or when the Company revokes its designation of a given instrument as a hedging instrument. The Company may designate a new hedging relationship for a given derivative, change the intended use of the derivative, or designate it to hedge another type of risk.

In such case, for cash flow hedges, gains or losses which arose in the periods in which the hedge was effective are retained in equity until the hedged item affects profit or loss.

If the hedge of a firm commitment or forecast future transaction ceases to exist, because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecast transaction will not occur, then the net gain or loss recognised in equity is immediately transferred to the income statement.

2.2.5 Inventories

Inventories consist of the following items:
- materials,
- semi-products and work in progress,
- finished goods, and
- goods for resale.

Inventory additions are measured in accordance with the following principles:
- materials and goods for resale – at cost,
- finished goods, semi-products – at actual manufacturing cost,
- work in progress – based on valuation of the work-in-progress inventories.

Inventory disposals are measured in accordance with the following principles:
- materials and goods for resale – at average cost based on the weighted average cost of a given item,
- finished goods and semi-products – by way of valuating the difference between inventories closing balance and the value of any additions, and giving due regard to the opening balance.

Inventories are measured in accordance with the following principles:
- materials and goods for resale – at average cost as set for inventory disposal,
- finished goods, semi-products and work in progress – based on cumulative actual manufacturing costs and giving due regard to the opening balance.

At the balance sheet date inventories are measured, using the above-mentioned policies, but not higher than the net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.6 Trade and other receivables

Trade receivables are recognised initially at fair value. After initial recognition, trade receivables are measured at amortised cost using the effective interest rate, less allowance for impairment, while trade receivables with the maturity period of up to 12 months from the receivable origination date are not discounted.

Impairment allowances on trade receivables are recognised when there is objective evidence that an entity will not be able to collect all amounts due. The amount of the impairment allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

The amount of the impairment allowance is recognised in the income statement.

Receivables not representing financial assets are recognised initially at their nominal value and measured at the balance sheet date at the amount due.

Receivables with a maturity period of over 12 months from the balance sheet date are classified as non-current assets. Current assets include receivables with a maturity period of up to 12 months from the balance sheet date.

Recognised as receivables are:

- **trade receivables** – these are receivables which arise from the principal operating activities of the Company,
- **other receivables**, including:
  - loans granted,
  - other financial receivables, i.e. receivables meeting the definition of financial assets,
  - other non-financial receivables, including advances for deliveries and fixed assets, assets under construction, intangible assets and shares in subsidiaries, co – subsidiaries and associates, receivables from employees, if they are settled other than by cash payment; and also budget receivables, and
  - prepayments.

2.2.7 Cash and cash equivalents

Cash and cash equivalents includes cash in hand and in bank accounts, a vista deposits, other safe current investments with original maturities of three months or less from the date of their placement, acquisition or issuance and with high liquidity. Cash and cash equivalents also include interest on cash equivalents.

2.2.8 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale, if their carrying amount is to be recovered principally through sale transactions rather than through continuing use, under condition that they are available for immediate sale in their present condition subject only to terms that are customary for sales of such assets (or disposal groups) and their sale must be highly probable.

Before the initial classification of assets (or disposal groups) as held for sale, the carrying amount of the asset is measured in accordance with applicable standards. At the moment of reclassification these assets are measured at the lower of carrying amount and fair value less costs to sell.

2.2.9 Impairment of non-financial assets

Intangible assets not yet available for use, are not amortised, but are tested annually for impairment.
A depreciable asset is tested for impairment whenever an event or change in circumstances indicates that its carrying amount may not be recoverable. Amongst the fundamental and most important external indications of possible impairment are the continuation over the long term of a situation in which the carrying amount of Company net assets exceeds their market value, as well as unfavorable technical, market and economic changes to the environment in which the Company operates, including on the destination markets for the Company's products. Another possible indication of impairment may be an increase in market interest rates and premiums for risk reflected in calculations of the discount rates used to calculate the value in use of Company assets.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.9 Impairment of non-financial assets (continuation)

Internal factors taken into account in determining whether Company assets have been impaired primarily include the substantial decrease in actual net cash flow in relation to the net cash flow from operating activities assumed in the Budget, and, with respect to individual assets, any physical damage, loss of utility and the generation of lower economic benefits from expenditures incurred on their acquisition or construction, if a given asset independently generates cash flow.
An impairment loss is recognised as the amount of the carrying value of the given asset which exceeds its recoverable amount. The recoverable amount is the higher of two amounts: fair value less costs to sell, and value in use.

For the purpose of impairment assessment, assets are grouped at the lowest level at which they generate cash inflows that are largely independent of those from other assets (cash-generating units).
Cash-generating units are determined separately each time an impairment test is to be performed.
If an impairment test indicates that the recoverable amount (i.e. the higher of the asset's fair value less costs to sell and its value in use) of a given asset or cash-generating unit is lower than its carrying amount, an impairment loss is recognised as the difference between the recoverable amount and the carrying amount of a given asset or cash-generating unit.
Any impairment loss is initially allocated to goodwill, if any. The remaining amount of the impairment is allocated to assets within the cash-generating units proportionally to their share of the carrying amount of the entire unit. If such allocation is made, the carrying amount of the asset may not be lower than the highest of the following amounts: fair value less costs to sell, value in use and zero.

Impairment losses are recognised in profit or loss.

Non-financial non-current assets, other than goodwill, for which an impairment loss was recognised in prior periods, are tested at each balance sheet date to determine whether there is any indication of the possibility that an impairment loss may be reversed.

2.2.10 Equity

Equity in the financial statements of the Company consists of:

1. Share capital at nominal value,
2. Accumulated other comprehensive income, which consists of:
   - accumulated income/costs from the re-measurement set at the fair value of the cash flow hedging instruments in the portion reflecting an effective hedge,
   - accumulated income/costs from the re-measurement to fair value of financial assets classified as available-for-sale, and
   - the impact of income tax related to income/costs presented in other comprehensive income.
3. Retained earnings, composed of:
   - undistributed profit or unabsorbed losses from previous years (accrued profit/loss from prior years),
   - reserve capital created in accordance with the of Commercial Partnerships and Companies Code,
   - reserve capital created and used in accordance with the Statutes of the Company,
   - profit or loss for the period.

2.2.11 Liabilities

Liabilities are present obligations of the Company arising from past events, the settlement of which is expected to result in an outflow of resources embodying economic benefits.

Liabilities comprise:
- liabilities arising from bank loans, other loans (borrowings) and finance lease liabilities,
- trade payables,
- other financial liabilities, and
- other non-financial liabilities.

Current trade payables are recognised in the balance sheet at their nominal value. The carrying amount of these liabilities reflects the approximate amount representing the level of amortised cost, calculated using the effective interest rate. Current trade payables are not discounted.
Liabilities not classified as financial liabilities are measured at the amount due.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.12 Accrued expenses

Accrued expenses are due and payable liabilities arising from goods received or services performed, for which the payment has not yet been made, an invoice has not been received or a formal agreement reached with the supplier, including amounts due to employees.

Accruals include:
- remuneration and the related surcharges paid on a one-off basis, relating to annual periods,
- accrued costs of local fees and taxes,
- short-term accruals for unused annual leave.

2.2.13 Deferred income

Deferred income includes mainly monetary resources received to finance the acquisition or manufacture of assets under construction or development work, which are recognised as income over the periods necessary to match them with the depreciation of the assets financed by these resources.

2.2.14 Provisions

Provisions are recognised when the Company has a present obligation (legal or constructive) as a result of a past event, such that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are recognised, in particular, in respect of the following:
- future costs of mine decommissioning, i.e. after the conclusion of mining activities, costs of decommissioning of technological facilities in the copper smelters and other facilities (jointly: decommissioning costs) in cases where the law provides for the obligation to dismantle and remove such assets after the conclusion of mining activities and to restore the sites to their original condition,
- the effects of court proceedings and of disputed issues,
- guarantees granted.

Provisions are recognised in an amount representing the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, the amount of the provision shall be the present value of the expenditure expected to be required to settle the obligation.

The provision for future decommissioning costs of mines and other facilities is recognised based on the estimated expected costs of decommissioning of such facilities and of restoring the sites to their original condition. Estimation of this provision is based on specially-prepared studies using ore exploitation forecasts (for mining facilities), and technical-economic expertise prepared either by specialist external firms or within the Company. Provisions are reviewed at the balance sheet date.

The amount of provisions set at 1 January 2004, i.e. at the transition date for application of IFRS for the purposes of preparing the consolidated financial statements, recognised in the cost of property, plant and equipment, was calculated based on the optional exemption set out in IFRS 1, *„First-time Adoption of International Financial Reporting Standards"*. Beginning from 1 January 2004, all changes arising from changes in the amount of provisions are recognised in accordance with IFRIC 1.

In accordance with IAS 1, *„Presentation of Financial Statements"* provisions are presented in the balance sheet as either current or non-current.

2.2.15 Employee benefits

The Company pays benefits due to one-off retirement-disability rights, post-mortem benefits, coal equivalent payments and jubilee bonuses according to the Collective Labour Agreement.

The amount of the liability due to these benefits is equal to the present value of the defined benefit obligation at the balance sheet date, and reflect actuarial gains and losses and the costs of past employment. The value of defined benefit obligations is estimated at the balance sheet date by independent actuaries using the Projected Unit Credit Method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflow using the interest rates on treasury bonds expressed in the currency of future benefit payment, with maturities similar to those of the liabilities due to be paid. According to IAS 19, the discount rate should be based on the market yields of highly liquid commercial bonds with low risk. Should there be no developed market for such bonds, and such a situation does exist in Poland, the interest rate on government bonds at the balance sheet date should be applied.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.15 Employee benefits (continuation)

Actuarial gains and losses increase or decrease costs recognised in the income statement in the period in which they arose.

Costs of past employment related to defined benefit plans are accounted for in the income statement systematically, using the straight-line method, over the period until the benefits become vested.

KGHM Polska Miedź S.A. participates in an Employee Retirement Plan. With respect to this Plan, KGHM has no legal or constructive obligation to pay any employee benefits if the related insurance firm does not have sufficient assets to cover its obligations in respect of the Plan participants after their period of employment.

2.2.16 Income taxes (including deferred tax)

Income taxes in the income statement comprise: current tax and deferred tax.

Current income tax is calculated in accordance with current tax laws.

Deferred tax is determined using tax rates and laws that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date.

Deferred tax liability is recognised for all taxable temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. This liability is not discounted.
Deferred tax asset is recognised for all deductible temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax losses can be utilised.
Deferred tax assets and deferred tax liabilities are recognised irrespective of the period in which their realisation is to occur.

Deferred tax assets and deferred tax liabilities are not recognised if they arise from the initial recognition of an asset or liability in a transaction that:
- is not a business combination, and
- at the time of the transaction, affects neither the accounting profit nor taxable profit.

Deferred tax liability is likewise not recognised on temporary differences arising from the initial recognition of goodwill.

Deferred tax is recognised in the income statement for a given period, unless the deferred tax:
- arises from transactions or events which are directly recognised in equity – in which case the deferred tax is also recognised in the appropriate equity item, or
- arises from a business combination – in which case the deferred tax affects goodwill or the excess of interest in the fair value of net assets over the cost of acquisition.

Deferred tax assets and deferred tax liabilities are offset if the Company has a legally enforceable right to set off current tax assets against current tax liabilities, and if the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

2.2.17 Contingent items and other off-balance sheet items.

Contingent liabilities are:

a) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or
b) a present obligation that arises from past events but is not recognised because:

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.17 Contingent items and other off-balance sheet items (continuation)

- it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or
- the amount of the obligation (liability) cannot be measured with sufficient reliability.

The contingent liabilities of the Company include, among others:
- guarantees and promissory notes issued for the benefit of third-parties in connection with contracts,
- liabilities due to compensation for damages arising in the course of business activities, resulting from matters which remain unresolved,
- conditionally-suspended penalties for economic use of natural environment,
- liabilities arising from implementation contracts, calculated based on future outcome, and
- other contingent liabilities arising from the contracts.

Other off-balance sheet liabilities of the Company include, among others:
- liabilities towards the State Treasury due to perpetual usufruct of land,
- liabilities towards local government entities due to payments in respect of perpetual usufruct of land acquired for a fee on a secondary market, expressed in the total amount of future minimum payments arising from contracts,
- liabilities towards other entities due to payments arising from non-cancellable operating lease contracts, expressed in the total amount of future minimum payments arising from the contract.

2.2.18 Statement of comprehensive income

The statement of comprehensive income is comprised of the income statement and other comprehensive income.

2.2.19 Income statement

The cost of sales format is applied as the basic costs accounting method in the income statement. Profit or loss is calculated as the total amount resulting from the subtraction of costs from income, and excluding elements of other comprehensive income.

2.2.20 Revenues

Revenues from sales are recognised at the fair value of the consideration received or receivable, less VAT, rebates and discounts. In the case of sales for which the price is set after the date of recognition of a given sale, revenues are accounted for based on the forward prices from the date of sale. Revenues from sales which are recognised at such an amount are adjusted at each balance sheet date by any change in the fair value of embedded derivative instruments, which are separated from the host sales contract in accordance with point 2.2.4.6.
Sales revenues are adjusted for the gain or loss from the settlement of derivative instruments hedging future cash flows, in accordance with the general principle that the portion of gain or loss on a derivative hedging instrument that is determined to be an effective hedge is recognised in the same item of income statement in which the gain or loss on the hedged item is recognised at the moment when the hedged item affects profit or loss.
Recognised in sales revenues are revenues arising from ordinary operating activities of the Company, i.e. revenues from sales of products, services, goods for resale and materials, reflecting any rebates granted and any other decreases in selling prices.

In addition, revenue for the given reporting period which affects the financial result of the period includes **other operating income,** which are indirectly related to the activities carried out, in particular:
- income and gains from investments,
- gains from the measurement and realisation of trading derivative instruments and the ineffective portion of gains from the realisation and re-measurement to fair value of derivative hedging instruments,
- foreign exchange gains, with the exception of exchange differences arising on liabilities representing sources of finance for the Company's activities,
- reversal of impairment losses on held-to-maturity investments, available-for-sale financial assets, and loans and shares in subsidiaries and associates,
- release of unused provisions, previously charged to other operating costs, and
- gains on disposal of property, plant and equipment and intangible assets,

finance income, representing primarily income related to financing of the activities of the Company, including:

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.20 Revenues (continuation)

- net foreign exchange gains arising exclusively on liabilities from sources of financing of the Company's activities (loans, credits, bonds, finance leases etc.),
- gains on realisation and re-measurement to fair value of derivative hedging instruments used to hedge liabilities financing the Company's activities.

Moment of recognition of revenues

Revenues from the sale of products, goods for resale and materials are recognised when:

- the Company has transferred to the buyer the significant risks and rewards of ownership of the goods for resale, finished goods and materials,
- the Company has ceased to have a continued involvement in the management of goods for resale, finished goods and materials sold to the extent usually associated with inventory management function, and does no longer exercise effective control over those items,
- the amount of revenue can be measured in a reliable manner,
- it is probable that the economic benefits associated with the transaction will flow to the Company, and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues from the sale of services are recognised when:

- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the Company,
- the stage of completion of the transaction at the balance sheet date can be measured reliably, and
- the costs connected with the transaction and the costs to complete the transaction can be measured reliably.

Interest income is recognised on an accruals basis, using the effective interest method.
Income from dividends is recognised when the shareholder's right to receive payment is established.

2.2.21 Costs

The Company recognises as costs any probable decrease, in the reporting period, of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of provisions and liabilities, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawal of funds by its owners.
Costs are recognised in profit or loss based on the direct relation between costs incurred and specific income achieved, i.e. applying the matching principle, through prepayments and accruals. In the case of purchases of copper-bearing materials for which the price is set after the date of recognition of a given purchase, inventories are accounted for at the expected purchase price on the date of recognition of the inventories. Cost of sales at the balance sheet date is adjusted at each balance sheet date by any change in the fair value of embedded derivative instruments, which are separated from the host purchase contract in accordance with point 2.2.4.6.

Costs are accounted for both by type and by the cost centres, and are reported in the income statement using the costs by function (cost of sales) format as the primary cost reporting format.

The total cost of products, goods for resale and materials sold (cost of sales) comprises:

- the manufacturing cost of products sold,
- the cost of goods for resale and materials sold,
- selling costs, and
- administrative expenses.

In addition, costs for the given reporting period which affect the financial result of the period include:
other operating costs, indirectly connected with operating activities, including in particular:

- losses on financial investments,
- losses from the measurement and realisation of traded derivative instruments and the ineffective portion of losses arising from the realisation and re-measurement to fair value of derivative hedging instruments,
- foreign exchange losses, with the exception of exchange differences arising on liabilities representing sources of finance for the Company's activities,
- impairment losses on held-to-maturity investments, available-for-sale financial assets, and loans and shares in subsidiaries and associates,
- provisions recognised for contested issues, penalties, compensation and other costs indirectly related to operating activities,
- donations granted,
- losses on disposal of property, plant and equipment and intangible assets,

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.21 Costs (continuation)

and also **finance costs** related to financing of the activities of the Company, including in particular:
- overdraft interest,
- interest on short- and long-term loans, credits and other sources of finance, including discounted liabilities,
- net foreign exchange losses arising on liabilities from sources of financing of the Company's activities,
- changes in the level of provisions arising from the approach of the time to settle the obligation (the so-called unwinding of the discount effect).

2.2.22 Foreign currency transactions and the measurement of items denominated in foreign currencies

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the Company operates, i.e. in the functional currency. The financial statements are presented in the Polish zloty (PLN), which is the functional and presentation currency of the Company.

Transactions and balances

At the moment of initial recognition, foreign currency transactions are translated into the functional currency:
- at the actual exchange rate applied, i.e. at the buy or sell exchange rate applied by the bank in which the transaction occurs, in the case of the sale or purchase of currencies and the payment of receivables or liabilities,
- at the average exchange rate set for a given currency by the NBP (National Bank of Poland) prevailing on the date of the transaction. The exchange rate prevailing on the date of the transaction is the average NBP rate announced on the last working day proceeding the transaction day.

At each balance sheet date:
- foreign currency monetary items are translated at the closing rate prevailing on that date, i.e. the average exchange rate set for a given currency by the NBP,
- non-monetary items measured at historical cost in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) prevailing on the transaction date, and
- non-monetary items measured at fair value in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) at the date when the fair value was determined.

Foreign exchange gains or losses arising on the settlement of a foreign currency transaction, or on the measurement and translation of foreign currency monetary assets and liabilities (other than derivatives) denominated in a foreign currency, are recognised in profit or loss. Foreign exchange gains or losses arising on the measurement and translation of foreign currency derivatives, are recognised in profit or loss as a re-measurement to fair value provided they do not represent the change in the fair value of the effective cash flow hedge or a hedge in a net investment in a foreign operation. In such a case they are recognised in equity, in accordance with hedge accounting principles.
Foreign exchange gains or losses arising on non-monetary items, such as equity instruments, are recognised as an element of changes in fair value, if such instruments are measured at fair value through profit or loss, or in the revaluation reserve at fair value, if such equity instruments are classified as available-for-sale financial assets.

2.2.23 Borrowing costs

Borrowing costs, which are directly attributable to the acquisition, construction or production of a qualifying asset, affect its initial value as an element of its cost. Such costs are capitalised when it is probable that they will result in future economic benefits to the entity, and the costs can be measured reliably.

Borrowing costs consist of interest and other borrowing-related costs incurred, and include in particular:
- interest costs calculated using the effective interest method in accordance with IAS 39;
- financial charges due to financial leasing contracts recognised in accordance with IAS 17;
- exchange differences arising from foreign currency borrowings, to the extent that they are regarded as an adjustment to interest costs.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.23 Borrowing costs (continuation)

A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale.

Borrowing costs for loans which were drawn without a specified purpose, but which were allocated to finance the acquisition or production of a qualifying asset, affect the initial value of the qualifying asset by the amount of the capitalisation rate applied to the expenditures on that asset. The capitalisation rate is the weighted average of all borrowing costs of an entity that are outstanding during a given period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

Exchange differences on borrowings drawn in a foreign currency (both specific and general) affect the initial value of the qualifying asset during the period in which it represents an adjustment of interest costs. The amount of the exchange differences adjusting the interest cost is the difference between the cost of interest on similar financing which an entity would have drawn in its functional currency and the financing cost incurred in the foreign currency.

2.2.24 Leases

A lease is classified as a finance lease if it transfers to the lessee substantially all of the risks and rewards incidental to ownership of assets. The leased asset is capitalised at the inception of the lease at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.
A depreciable asset acquired in a finance lease is depreciated over the shorter of its useful life and the lease term.
Where the substantial part of the risks and rewards incidental to ownership of an asset is retained by the lessor, lease contract is classified as an operating lease.

2.2.25 Government grants

Non-monetary grants are accounted for at fair value.
Monetary grants for financing assets are presented in the balance sheet as deferred income.

Grants are not recognised until there is a reasonable assurance that the entity will comply with the conditions attaching to them, and that the grants will be received.

Monetary government grants are recognised systematically as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to equity.

A government grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognised as income of the period in which it becomes receivable, together with disclosure of this fact.

Grants related to income are presented as income, separately from the related costs which the grants are intended to compensate. Grants are recognised as income regardless of whether they were received in the form of cash or as a decrease of liabilities.

2.2.26 Segment reporting

Segment reporting involves the grouping of segments by the component parts of an entity:
- that engage in business activities from which the component may earn revenues and incur expenses,
- whose operating results are reviewed regularly by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
- for which discrete financial information is available.

The activities of KGHM Polska Miedź S.A. represent both a single operating segment and the reporting segment titled „The production of copper, precious metals and other smelter products". The Management Board of the Company is the main body responsible for making decisions as to the allocation of resources and for evaluating segment results (the chief operating decision maker, or CDM). Management information provided to the CDM is prepared at the Company level. The mining and production activities of KGHM are organised as a combined line of production whose final stage is the sale of the final product to the external customer through the Head Office.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.27 Capital management

The management of capital in KGHM Polska Miedź S.A. is aimed at maintaining the capacity to continue operations, including the realisation of planned investments, in a manner allowing the Company to generate returns for its shareholders and bring benefits to other stakeholders.

In accordance with market practice, the effective use of capital is monitored among others based on the following ratios:

1. The equity ratio, calculated as the relation of net tangible assets (equity less intangible assets) to total assets,
2. The ratio showing the relationship of borrowings and finance lease liabilities to EBITDA. EBITDA is operating profit plus depreciation/amortisation, and
3. Average weighted cost of capital ratio, calculated as the average weighted cost of equity and borrowed capital. The planned level of this ratio is used to evaluate the planned effectiveness of investment projects.

2.2.28 Earnings per share

Earnings per share for each period are calculated by dividing the profit for the given period by an average weighted number of shares in that period.

2.2.29 Cash flow statement

Cash flows from operating activities are presented using the indirect method.

2.2.30 Payments to capital

Payments to reserve capital by the Company are accounted for as either a non-current or current financial receivables. Non-returnable payments, including those used to cover losses in the financial statements, are accounted for as an increase in the value of investments.
The entity which receives a non-returnable payment accounts for it in retained earnings as a payment to capital.

2.2.31 Acquisition of shares in the increased share capital.

Acquired shares are accounted for at the date of signing of the agreement (for stock companies) or notarial act (for limited liability companies). If the deed of a limited liability company formation allow for an increase in its share capital to a specified amount without any change to the deed of company formation, then the acquisition of shares is accounted for at the date of passage of the relevant resolution by the General Shareholders' Meeting.

(amounts in tables in thousand PLN, unless otherwise stated)

3. Important estimates and assumptions

3.1 Classification and measurement of financial instruments

In accordance with the guidelines of IAS 39 relating to the classification of non-derivative financial instruments with fixed or determinable payments, these assets are classified as held-to-maturity investments. In making this judgement, the intended use and possibility of holding such investments to maturity are evaluated. Should the Company fail to hold such instruments to maturity, apart from the situation described in IAS 39, it would have to reclassify all such assets recognised in this group as available-for-sale. In such a situation, the reclassified investments would be measured at fair value, and not at amortised cost.

At each balance sheet date the Company analyses significance of the impact of bifurcated embedded derivative instruments on the financial statements. Following this analysis, the Company determined that bifurcation of these instruments at 30 June 2009 will not have a significant impact on the financial statements.

3.2 Measurement of shares

The directions of development of DIALOG S.A. set forth in its current approved strategy assume significant investment in an optical fiber network aimed at further growth of its integrated teletransmission services. Projections which have been prepared based on this strategy show future income for the Company which will allow it to make full economic use of its assets, including deferred tax assets.

The current strategy of DIALOG S.A. is being reviewed by the Management Board of the Company. Any eventual update to the strategy together with the results of this review will be reflected in the projections of DIALOG S.A. as well as in the separate and consolidated annual financial reports of KGHM Polska Miedź S.A.

3.3 Estimation of provisions

1. At 30 June 2009 the Company recognised in its accounts a provision for future employee benefits due to post-mortem benefits in the amount of PLN 25 508 thousand. The effects of estimation of the provision were recognised in the financial result as they are immaterial.

   Provisions for future employee benefits – retirement or disability benefits, jubilee bonuses, post-mortem benefits and post-employment coal equivalent payments are estimated using actuarial methods. A change in the financial factors being the basis for estimation, i.e.
   - an increase in the discount rate by 1% and an increase by 1 % in the coal price and wages increase rate would cause a increase in the provision by PLN 14 568 thousand,
   - a decrease in the discount rate by 1% and an increase by 1 % in the coal price and wages increase rate would cause an increase in the provision by PLN 311 118 thousand,
   - an increase in the discount rate by 1% and a decrease by 1 % in the coal price and wages increase rate would cause a decrease in the provision by PLN 195 533 thousand,
   - a decrease in the discount rate by 1% and a decrease by 1 % in the coal price and wages increase rate would cause an increase in the provision by PLN 1 199 thousand.

2. Provisions for decommissioning costs of mines and other facilities.

These provisions represent the equivalent of the estimated future decommissioning costs of mines and other facilities, discounted to present value. Revaluation of these provisions at the balance sheet date is affected by the following indicators:

a) the index of changes in prices in the construction-assembly sector published by the Main Statistical Office (GUS),

b) the real discount rate calculated based on the profitability of treasury bonds with the maturities nearest to planned financial outflow (nominal discount rate) and the forecast rate of inflation.

Discount rates (nominal and inflation) are set separately for future periods, i.e. one, two and three years, and jointly for periods from the fourth year.

A 1% increase in the real discount rate used to estimate the amount of the provision for decommissioning costs of mines and other facilities would cause a decrease in the carrying amount of the provision for decommissioning mines and other facilities by PLN 103 700 thousand. However, a 1% decrease in the real discount rate would cause an increase in the carrying amount of the provision by PLN 140 381 thousand.

3. Other non-current provisions – they are estimated using parameters applied to measurement of provisions for employee benefits (Note 20).

(amounts in tables in thousand PLN, unless otherwise stated)

3. Important estimates and assumptions (continuation)

3.4 Deferred tax assets/liabilities

The deferred tax assets/liabilities are measured using the tax rates which are expected to apply at the moment when the asset is realised or the liability is settled, based on tax laws that have been enacted or substantively enacted at the balance sheet date.

The probability of realising deferred tax assets is considered certain.

3.5 Presentation

The Company recognises income and costs related to financial investments under other operating activities in the income statement on the grounds that these activities (in particular investments in the telecom sector) are connected with the operating activities of KGHM Polska Miedź S.A. Detailed principles of recognition of income and costs have been described in Note 2 point 2.2.20 and 2.2.21.

4. Business segments

IFRS 8, Operating segments, was published by the International Accounting Standards Board on 30 November 2006, replacing IAS 14, Segment Reporting, and becomes effective for periods beginning on or after 1 January 2009.

As part of the process of implementation of this standard, the Company performed an analysis of the organisational structure, the system of internal reporting and the management model. Based on this analysis it was determined that the Company represents a single operating and reporting segment, which may be defined as „Production of copper, precious metals and other smelter products".

The core business of the Company is the production of copper and silver. Production is a fully integrated process, in which the end-product of one stage is the material used in the next stage. Copper ore extracted in the mines is transported to processing plants where it is enriched. As a result of this process, copper concentrate is produced, and then it is smelted and fire refined into copper anodes, which are then subjected to electrolytic refining to produce copper cathodes. These cathodes are used to produce wire rod and round billets. The anode slime which is generated during the process of electrorefining is treated as a raw material for the production of precious metals.

The production line


Ore extraction
Ore enrichment
Smelting
Refining
Copper processing

Settlements between further stages of the production process are based on valuation at the production cost, and as a result the internal organisational units (mines, enrichment plants, smelters) in the production cycle do not show a profit from sales. The financial data which are prepared for management accounting purposes are based on the same accounting principles which are used to prepare the financial statements. The body responsible for periodically reviewing these internal reports in order to make primary operational decisions is the Management Board of the Company, as the body responsible for allocating resources and for the financial results of the Company. The internal reports of the Company on its results are prepared on a monthly basis, and do not contain financial data on the separate stages of the production process.

The organisational structure of KGHM Polska Miedź S.A. includes a Head Office and ten divisions. The Head Office carries out marketing and sales of the Company's basic products - copper cathodes, round billets, wire rod and silver – as well as the management of financial assets.

(amounts in tables in thousand PLN, unless otherwise stated)

4. Business segments (continuation)

Production and sale of basic products

In the first half of 2009 the Company produced approx. 240 thousand tonnes of electrolytic copper and 607 tonnes of silver.

Products of individual stages of production


Copper ore
Copper concentrate
Blister copper
Electrolytic copper (cathodes)
Wire rod
Billets
silver
oxygen-free wire rod
silver-bearing, oxygen-free wire rod

Segment assets and liabilities

	At	
	30 June 2009	**31 December 2008**
Assets	**14 656 977**	**13 900 564**
Liabilities	**5 442 010**	**3 309 272**
Debt ratio (%)	37.1	34.7

The main item in the segment's assets is property, plant and equipment, which at 30 June 2009 had a net carrying amount of PLN 5 577 126 thousand (at 31 December 2008 PLN 5 515 028 thousand), amounting to 38 % of total assets. Depreciation of property, plant and equipment at 30 June 2009 amounted to PLN 6 967 877 thousand, with impairment of PLN 6 408 thousand (at 31 December 2008 respectively PLN 6 859 667 thousand and PLN 6 408 thousand). The property, plant and equipment and intangible assets of the segment are all located in Poland.

Another significant item in the segment's assets is also investments in subsidiaries and associates measured at cost less any impairment. At 30 June 2009 shares in subsidiaries amounted to PLN 1 798 863 thousand (at 31 December 2008 PLN 1 795 013 thousand), while investments in associates at 30 June 2009 amounted to PLN 1 159 947 thousand (at 31 December 2008 PLN 1 163 640 thousand).

(amounts in tables in thousand PLN, unless otherwise stated)

4. Business segments (continuation)

Expenditures on the property, plant and equipment and intangible assets of the segment

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Development	**235 789**	**157 964**
in mining	197 400	147 300
in metallurgy	36 274	7 509
in other divisions	2 115	3 155
Replacement	**249 891**	**229 692**
in mining	181 920	179 999
of which mining machinery	114 127	111 139
in metallurgy	64 906	47 633
in other divisions	3 065	2 060
Total	**485 680**	**387 656**

For purposes of making decisions on the allocation of resources, internal reports on expenditures on tangible investments are presented with a breakdown by expenditures on development and replacements. In accordance with the accounting standards in force in the Company, the amount of investment comprises expenditure on the replacement of significant parts of fixed assets and on significant maintenance.

Financial results of the segment

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Sales	**5 099 260**	**6 030 935**
Interest income	56 405	66 553
Interest cost	2 340	826
Amortisation/depreciation	268 081	231 941
Revaluation of provisions for employee benefits	42 763	26 648
Gains from measurement and realisation of derivative instruments	133 583	211 010
Costs of measurement and realisation of derivative instruments	244 174	378 852
Income tax	(274 630)	(361 997)
Profit for the period	**1 472 634**	**1 814 690**
ROA - return on assets (%)	10.0	13.2
ROE - return on equity (%)	16.0	20.2
EBITDA *(EBIT + amortisation/depreciation)*	**2 034 241**	**2 426 441**

(amounts in tables in thousand PLN, unless otherwise stated)

4. Business segments (continuation)

Geographical areas

The geographical breakdown of revenues from sales reflects the location of end clients.

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Poland	1 217 155	2 044 451
Germany	1 006 239	585 962
France	477 986	713 374
Great Britain	587 956	277 884
The Czech Republic	244 929	421 781
Austria	47 804	107 964
Hungary	118 106	92 959
China	793 368	619 723
Other countries	605 717	1 166 837
Total	**5 099 260**	**6 030 935**

Main clients

Main clients of the Company with whom the value of turnover exceeded 10% of the entity revenues

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Client 1	566 470	910 345
Client 2	532 084	618 977

5. Property, plant and equipment

	At	
	30 June 2009	**31 December 2008**
Land	14 337	14 307
Buildings and constructions	2 308 648	2 359 313
Technical equipment and machinery	2 199 244	2 109 019
Motor vehicles	36 261	34 848
Other fixed assets	15 493	16 236
Assets under construction	1 003 143	981 305
Total	**5 577 126**	**5 515 028**

(amounts in tables in thousand PLN, unless otherwise stated)

5. Property, plant and equipment (continuation)

Changes in property, plant and equipment in the period from 1 January 2008 to 30 June 2009

	Note	Land	Buildings and constructions	Technical equipment and machinery	Motor vehicles	Other fixed assets	Assets under construction	Total
At 1 January 2008								
Gross carrying amount		14 307	5 774 261	4 961 289	126 364	60 625	610 672	**11 547 518**
Accumulated depreciation		-	(3 525 472)	(3 048 265)	(92 932)	(45 084)	-	**(6 711 753)**
Impairment losses		-	-	(3 135)	-	-	-	**(3 135)**
Net carrying amount		**14 307**	**2 248 789**	**1 909 889**	**33 432**	**15 541**	**610 672**	**4 832 630**
Changes in the 1st half of 2008								
Settlement of assets under construction		-	75 501	221 590	5 956	984	(304 031)	-
Settlement of assets under construction – other (leases, warehouse acceptance, without effect)		-	-	-	-	-	(68)	**(68)**
Direct purchases		-	-	-	-	-	382 224	**382 224**
Internally developed		-	-	-	-	-	2 322	**2 322**
Disposal		-	(2 465)	(3 349)	-	(24)	-	**(5 838)**
Scrapping/decommissioning or write-off		-	(10 879)	(81 590)	(2 244)	(949)	-	**(95 662)**
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group		-	-	-	(550)	-	-	**(550)**
Other changes		-	577	1 047	-	(584)	40	**1 080**
Change in amount of provisions for costs of decommissioning	21	-	(32 551)	-	-	-	-	**(32 551)**
Transfer between groups		-	(852)	852	-	-	-	-
Depreciation	23	-	(57 740)	(162 932)	(3 729)	(1 953)	-	**(226 354)**
Decrease in accumulated depreciation due to scrapping, sale and other		-	10 395	82 771	2 245	1 544	-	**96 955**
At 30 June 2008								
Gross carrying amount		14 307	5 803 592	5 099 839	129 526	60 052	691 159	**11 798 475**
Accumulated depreciation		-	(3 572 817)	(3 128 426)	(94 416)	(45 493)	-	**(6 841 152)**
Impairment losses		-	-	(3 135)	-	-	-	**(3 135)**
Net carrying amount		**14 307**	**2 230 775**	**1 968 278**	**35 110**	**14 559**	**691 159**	**4 954 188**
At 1 January 2008								
Gross carrying amount		14 307	5 774 261	4 961 289	126 364	60 625	610 672	**11 547 518**
Accumulated depreciation		-	(3 525 472)	(3 048 265)	(92 932)	(45 084)	-	**(6 711 753)**
Impairment losses		-	-	(3 135)	-	-	-	**(3 135)**
Net carrying amount		**14 307**	**2 248 789**	**1 909 889**	**33 432**	**15 541**	**610 672**	**4 832 630**
Changes in 2008								
Settlement of assets under construction		-	197 933	542 623	11 578	4 887	(757 021)	-
Brought into use based on a finance lease agreement		-	-	-	463	-	-	**463**
Direct purchases		-	-	-	-	-	1 116 498	**1 116 498**
Internally developed		-	-	-	-	-	13 452	**13 452**
Disposal		-	(2 537)	(4 466)	(844)	(66)	-	**(7 913)**
Scrapping/decommissioning or write-off		-	(115 440)	(198 117)	(4 462)	(2 014)	(68)	**(320 101)**
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group		-	-	-	(7 825)	-	-	**(7 825)**
Other changes		-	116	1 029	-	(702)	718	**1 161**
Change in amount of provisions for costs of decommissioning	21	-	37 850	-	-	-	-	**37 850**
Transfer between groups			10 739	(10 739)	-	-	-	-
Depreciation		-	(121 991)	(335 867)	(7 149)	(4 149)	-	**(469 156)**
Decrease in accumulated depreciation due to scrapping, sale and other		-	103 854	204 667	9 982	2 739	-	**321 242**
Impairment losses		-	-	-	(327)	-	(2 946)	**(3 273)**
At 31 December 2008		-						
Gross carrying amount		14 307	5 902 922	5 291 619	125 274	62 730	984 251	**12 381 103**
Accumulated depreciation		-	(3 543 609)	(3 179 465)	(90 099)	(46 494)	-	**(6 859 667)**
Impairment losses		-	-	(3 135)	(327)	-	(2 946)	**(6 408)**
Net carrying amount		**14 307**	**2 359 313**	**2 109 019**	**34 848**	**16 236**	**981 305**	**5 515 028**
Changes in the 1st half of 2009								
Settlement of assets under construction		37	158 659	295 204	4 773	1 601	(460 274)	-
Direct purchases		-	-	-	-	-	473 620	**473 620**
Internally developed		-	-	-	-	-	8 986	**8 986**
Disposal		(7)	-	(985)	(419)	(5)	-	**(1 416)**
Scrapping/decommissioning or write-off		-	(12 956)	(148 304)	(1 355)	(579)	(139)	**(163 333)**
Reclassification from non-current assets classified as held for sale to property, plant and equipment		-	-	-	1 043	-	-	**1 043**
Other changes		-	85	-	-	(30)	(355)	**(3000**
Change in amount of provisions for costs of decommissioning	21	-	(148 292)	-	-	-	-	**(148 292)**
Transfer between groups		-	-	-	-	-	-	-
Depreciation	23	-	(60 435)	(196 779)	(3 663)	(2 339)	-	**(263 216)**
Decrease in accumulated depreciation due to scrapping, sale and other		-	12 274	141 089	1 774	609	-	**155 746**
Increase in accumulated depreciation due to reclassification from non-current assets classified as held for sale to property, plant and equipment		-	-	-	(740)	-	-	**(740)**
At 30 June 2009								
Gross carrying amount		14 337	5 900 418	5 437 534	129 316	63 717	1 006 089	**12 551 411**
Accumulated depreciation		-	(3 591 770)	(3 235 155)	(92 728)	(48 224)	-	**(6 967 877)**
Impairment losses		-	-	(3 135)	(327)	-	(2 946)	**(6 408)**
Net carrying amount		**14 337**	**2 308 648**	**2 199 244**	**36 261**	**15 493**	**1 003 143**	**5 577 126**

(amounts in tables in thousand PLN, unless otherwise stated)

5. Property, plant and equipment (continuation)

Depreciation of property, plant and equipment used in production or in providing services was recognised in profit or loss as a cost of sales in the amount of PLN 256 255 thousand (for the period from 1 January to 30 June 2008, PLN 218 616 thousand). Depreciation of other property, plant and equipment was recognised in administrative expenses in the amount of PLN 6 954 thousand (for the period from 1 January to 30 June 2008, PLN 7 731 thousand) and in selling costs in the amount of PLN 7 thousand (for the period from 1 January to 30 June 2008, PLN 7 thousand).
At 30 June 2009 KGHM Polska Miedź S.A. held property, plant and equipment (motor vehicles) based on a finance lease agreement in the gross amount of PLN 464 thousand and depreciation of PLN 85 thousand (at 31 December 2008 the gross amount of PLN 464 thousand and depreciation of PLN 39 thousand).

	At	
	30 June 2009	31 December 2008
Non-current assets held for sale	2 560	23 020
	2 560	**23 020**

At 30 June 2009, the item non-current assets held for sale includes: a civil aircraft of PLN 2 484 thousand and an automobile of PLN 76 thousand.
At 14 July 2009, a transaction for the sale of the aircraft BEECHCRAFT KING AIR C-90A was realised. The value of the contract amounted to PLN 2 530 thousand.

KGHM Polska Miedź S.A. as a lessor leased out the following property, plant and equipment based on operating lease agreements

	At							
	30 June 2009				31 December 2008			
	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount
Land	2 229	-	-	2 229	2 358	-	-	2 358
Buildings and constructions	78 047	992	41 261	36 786	74 772	1 786	41 981	32 791
Technical equipment and machinery	4 175	52	3 736	439	4 860	213	3 966	894
Other property, plant and equipment	843	4	819	24	852	26	817	35
Total	**85 294**	**1 048**	**45 816**	**39 478**	**82 842**	**2 025**	**46 764**	**36 078**

Amount of compensation from parties external to the Company, recognised in profit or loss, with respect to property, plant and equipment for which an impairment loss was recognised

	For the period	
	from 1 January 2009 to 30 June 2009	from 1 January 2008 to 30 June 2008
Amount of compensation recognised in profit or loss	1 798	1 066

Information about value of collateral established on property, plant and equipment for payables payment KGHM Polska Miedź S.A. is presented in note 18.1 Loans

(amounts in tables in thousand PLN, unless otherwise stated)

5. Property, plant and equipment (continuation)

Perpetual usufruct of land

At 30 June 2009 the Divisions of the Company used land based on perpetual usufruct rights comprising a total area of 5 699 hectares (at 31 December 2008: 5 708 hectares).

	At 30 June 2009	At 31 December 2008
	(in hectares)	(in hectares)
Lubin Mine	44	53
Polkowice-Sieroszowice Mine	119	119
Rudna Mine	92	92
Ore Enrichment Plants	61	61
Głogów Smelter	2 046	2 046
Legnica Smelter	206	206
Cedynia Wire Rod Plant	48	48
Tailings Plant	3 072	3 072
Mine-smelter Emergency Rescue Unit	2	2
Data Center	3	3
Head Office	6	6

The Company received these rights free of charge based on laws in force. The land subject to perpetual usufruct is industrial area related to the core business of the Company, which also includes protective zones in which environmental quality limits have been exceeded due to the activities carried out by the Company.
Due to the nature of the use of the above-mentioned land, the Company has not determined a fair value for these perpetual usufruct rights at 30 June 2009.

Off-balance sheet liabilities of the Company due to the perpetual usufruct of land estimated on the basis of annual fee rates resulting from the recent administrative decisions and the useful life of the land subject to this right.

Total value of future minimum fees due to perpetual usufruct of land	**At 30 June 2009**	**At 31 December 2008**
Under one year	6 043	6 173
From one to five years	23 957	24 472
Over five years	336 011	351 518
Total:	**366 011**	**382 163**

	For the period from 1 January 2009 to 30 June 2009	**For the period from 1 January 2008 to 30 June 2008**
Fees due to perpetual usufruct of land recognised in profit or loss	**5 498**	**5 390**

(amounts in tables in thousand PLN, unless otherwise stated)

5. Property, plant and equipment (continuation)

Major investment projects recognised at 30 June 2009 under assets under construction

Construction of the SW-4 shaft	239 411
Construction of the Głogów Głęboki – Przemysłowy shaft	163 695
Mining region infrastructural development in Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine	82 974
Development of hydrotransport installation, including direct pumping of tailings from the OEPs to the Żelazny Most tailings pond	61 485
Pyrometallurgy modernisation in Głogów Smelter	59 724
Pyrometallurgy in Głogów Smelter – an investment related to replacing equipment	47 881
Total	**655 170**

Major investment projects recognised at 31 December 2008 under assets under construction

Construction of the SW-4 shaft	196 452
Construction of the Głogów Głęboki – Przemysłowy shaft	194 386
Mining region infrastructural development in Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine	95 401
Development of hydrotransport installation, including direct pumping of tailings from the OEPs to the Żelazny Most tailings pond	47 338
Investments in power and communications facilities	47 149
Pyrometallurgy modernisation in Głogów Smelter	46 493
Total	**627 219**

Capital commitments at the balance sheet date but not recognised in the balance sheet

	At	
	30 June 2009	**31 December 2008**
For the purchase of property, plant and equipment	297 620	378 516
For the purchase of intangible assets	11 510	13 534
Total capital commitments:	**309 130**	**392 050**

6. Intangible assets

	At	
	30 June 2009	**31 December 2008**
Development costs	1 066	1 344
Software	1 924	2 250
Acquired concessions, patents, licenses	24 383	27 890
Other intangible assets	33 796	34 128
Intangible assets not yet available for use	15 231	15 292
Total	**76 400**	**80 904**

(amounts in tables in thousand PLN, unless otherwise stated)

6. Intangible assets (continuation)

Changes in intangible assets in the period from 1 January 2008 to 30 June 2009:

	Note	Development costs	Software	Acquired concessions, patents, licenses	Other intangible assets	Intangible assets not yet available for use	Total
At 1 January 2008							
Gross carrying amount		8 763	20 672	44 708	37 088	22 393	**133 624**
Accumulated amortisation		(7 275)	(18 367)	(29 693)	(2 627)	-	**(57 962)**
Impairment losses		(67)	-	-	-	(765)	**(832)**
Net carrying amount		**1 421**	**2 305**	**15 015**	**34 461**	**21 628**	**74 830**
Changes in the 1st half of 2008							
Transfer from intangible assets not yet available for use		-	524	8 921	-	(9 445)	**-**
Direct purchases		-	-	-	-	2 708	**2 708**
Liquidation or write-off		(242)	(564)	(3)	-	-	**(809)**
Other changes		-	-	-	-	(78)	**(78)**
Amortisation	23	(245)	(526)	(4 439)	(377)	-	**(5 587)**
Decrease in accumulated amortisation due to liquidation, sale and other		242	564	3	-	-	**809**
At 30 June 2008							
Gross carrying amount		8 521	20 632	53 626	37 088	15 578	**135 445**
Accumulated amortisation		(7 278)	(18 329)	(34 129)	(3 004)	-	**(62 740)**
Impairment losses		(67)	-	-	-	(765)	**(832)**
Net carrying amount		**1 176**	**2 303**	**19 497**	**34 084**	**14 813**	**71 873**
At 1 January 2008							
Gross carrying amount		8 763	20 672	44 708	37 088	22 393	**133 624**
Accumulated amortisation		(7 275)	(18 367)	(29 693)	(2 627)	-	**(57 962)**
Impairment losses		(67)	-	-	-	(765)	**(832)**
Net carrying amount		**1 421**	**2 305**	**15 015**	**34 461**	**21 628**	**74 830**
Changes in 2008							
Transfer from intangible assets not yet available for use		358	939	10 698	-	(11 995)	**-**
Direct purchases		-	-	12 148	-	8 879	**21 027**
Liquidation or write-off		(570)	(2 877)	(4 044)	-	(76)	**(7 567)**
Other changes		-	-	-	421	(3 116)	**(2 695)**
Amortisation		(501)	(994)	(9 971)	(754)	-	**(12 220)**
Impairment losses		67	-	-	-	(28)	**39**
Decrease in accumulated amortisation due to liquidation, sale and other		569	2 877	4 044	-	-	**7 490**
At 31 December 2008							
Gross carrying amount		8 551	18 734	63 510	37 509	16 085	**144 389**
Accumulated amortisation		(7 207)	(16 484)	(35 620)	(3 381)	-	**(62 692)**
Impairment losses		-	-	-	-	(793)	**(793)**
Net carrying amount		**1 344**	**2 250**	**27 890**	**34 128**	**15 292**	**80 904**
Changes in the 1st half of 2009							
Transfer from intangible assets not yet available for use		-	40	330	52	(422)	**-**
Direct purchases		-	-	-	-	3 074	**3 074**
Other changes		-	-	-	-	(2 713)	**(2 713)**
Liquidation or write-off		(136)	(188)	(321)	-	-	**(645)**
Amortisation	23	(278)	(366)	(3 837)	(384)	-	**(4 865)**
Decrease in accumulated amortisation due to liquidation, sale and other		136	188	321	-	-	**645**
At 30 June 2009							
Gross carrying amount		8 415	18 586	63 519	37 561	16 024	**144 105**
Accumulated amortisation		(7 349)	(16 662)	(39 136)	(3 765)	-	**(66 912)**
Impairment losses		-	-	-	-	(793)	**(793)**
Net carrying amount		**1 066**	**1 924**	**24 383**	**33 796**	**15 231**	**76 400**

At 30 June 2009, the most significant item of intangible assets of KGHM Polska Miedź S.A. is the documentation of geological information on the "Głogów Głęboki" deposit, included under other intangible assets, with a carrying amount of PLN 29 059 thousand (at 31 December 2008: PLN 29 382 thousand) and the established mining rights for extracting copper ore from the "Głogów Głęboki" deposit with a carrying amount of PLN 3 950 thousand (at 31 December 2008: PLN 3 994 thousand). The remaining amortisation period of both items of intangible assets is 45 years.
The amortisation of intangible assets utilised in the production or in the providing of services was recognised under cost of sales in the income statement in the amount of PLN 4 406 thousand (for the period from 1 January to 30 June 2008: PLN 5 135 thousand). The amortisation of other intangible assets was recognised in administrative expenses in the amount of PLN 459 thousand (for the period from 1 January to 30 June 2008: PLN 452 thousand).

(amounts in tables in thousand PLN, unless otherwise stated)

7. Investments in subsidiaries and associates

	Shares in subsidiaries	Investments in associates
At 1 January 2008		
Amount at cost	2 999 152	438 559
Impairment losses	(1 195 762)	-
Net carrying amount at 1 January 2008	**1 803 390**	**438 559**
Changes in the first half of 2008		
- Taking up shares	27 316	-
At 30 June 2008		
Amount at cost	3 026 468	438 559
Impairment losses	(1 195 762)	-
Net carrying amount at 30 June 2008	**1 830 706**	**438 559**

	Shares in subsidiaries	Investments in associates
At 1 January 2008		
Amount at cost	2 999 152	438 559
Impairment losses	(1 195 762)	-
Net carrying amount at 1 January 2008	**1 803 390**	**438 559**
Changes in 2008		
- Acquisition of shares	-	726 390
- Taking up shares	66 680	-
- Disposal of shares	-	(1 309)
- Impairment losses	(75 057)	-
At 31 December 2008		
Amount at cost	3 065 832	1 163 640
Impairment losses	(1 270 819)	-
Net carrying amount at 31 December 2008	**1 795 013**	**1 163 640**

	Shares in subsidiaries	Investments in associates
At 1 January 2009		
Amount at cost	3 065 832	1 163 640
Impairment losses	(1 270 819)	-
Net carrying amount at 1 January 2009	**1 795 013**	**1 163 640**
Changes in the first half of 2009		
- Acquisition of shares	2 800	-
- Taking up shares	1 050	-
- Adjustment of cost due to refund of a tax on civil-law transactions	-	(3 693)
At 30 June 2009		
Amount at cost	3 069 682	1 159 947
Impairment losses	(1 270 819)	-
Net carrying amount at 30 June 2009	**1 798 863**	**1 159 947**

(amounts in tables in thousand PLN, unless otherwise stated)

7. Investments in subsidiaries and associates (continuation)

Investments in subsidiaries
as at 30 June 2009

Entity	Head office	Subject of activities	% of share capital held	% of voting rights held	Indirect share	Carrying amount of shares
KGHM CUPRUM Sp. z o.o. – CBR	Wrocław	R&D activities	100	100	-	8 506
KGHM Polish Copper Ltd.	London	copper trading	100	100	-	6 903
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	Lubin	medical services	100	100	-	35 686
KGHM Ecoren S.A.	Lubin	production of other products from non-metallic mineral resources	100	100	-	272 055
"Energetyka" sp. z o.o.	Lubin	generation, distribution and sale of electricity and heat	100	100	-	248 793
CBJ sp. z o.o.	Lubin	technical research and analyses	100	100	-	2 918
KGHM Kupferhandelsges m.b.H.	Vienna	copper trading	100	100	-	925
POL-MIEDŹ TRANS Sp. z o.o.	Lubin	transport services	100	100	-	140 568
DIALOG S.A.	Wrocław	telecommunications services, telecommunications, IT and information services	100	100	-	824 926
KGHM Metraco S.A.	Legnica	trade, agency and representative services	100	100	-	13 476
Zagłębie Lubin S.A.	Lubin	participation in and organisation of professional sporting events	100	100	-	100 000
INTERFERIE S.A.	Lubin	tourism, hotel and spa services	2.06	2.06	63.61	1 500
PeBeKa S.A.	Lubin	underground and mining construction, construction of tunnels	100	100	-	84 122
PHP "MERCUS" sp. z o.o.	Polkowice	trade, production of bundled electrical cables	100	100	-	32 133
KGHM LETIA S.A	Legnica	promotion of innovation	85.45	85.45	-	23 552
KGHM TFI S.A.	Wrocław	creation and management of investment funds and management of financial instruments portfolios	100	100	-	2 800
						1 798 863

In the first half of 2009 the Company, based on IAS 36, analysed the carrying amount of shares of its subsidiaries, as a result of which no impairment loss on these assets was identified. The assumptions representing the basis for projecting cash flow and for analysis of the value of the shares of Zagłębie Lubin S.A. will be reviewed at the next measurement, as the company is in the process of preparing a long-term operating strategy, contingent on the model of the sponsoring policy of KGHM Polska Miedź S.A. which is currently being developed.

(amounts in tables in thousand PLN, unless otherwise stated)

7. Investments in subsidiaries and associates (continuation)

Investments in subsidiaries
as at 31 December 2008

Entity	Head office	Subject of activities	% of share capital held	% of voting rights held	Indirect share	Carrying amount of shares
KGHM CUPRUM Sp. z o.o. – CBR	Wrocław	R&D activities	100	100	-	8 506
KGHM Polish Copper Ltd.	London	copper trading	100	100	-	6 903
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	Lubin	medical services	100	100	-	34 786
KGHM Ecoren S.A.	Lubin	production of other products from non-metallic mineral resources	100	100	-	272 055
"Energetyka" sp. z o.o.	Lubin	generation, distribution and sale of electricity and heat	100	100	-	248 793
CBJ sp. z o.o.	Lubin	technical research and analyses	100	100	-	2 918
KGHM Kupferhandelsges m.b.H.	Vienna	copper trading	100	100	-	925
POL-MIEDŹ TRANS Sp. z o.o.	Lubin	transport services	100	100	-	140 418
DIALOG S.A.	Wrocław	telecommunications services, telecommunications, IT and information services	100	100	-	824 926
KGHM Congo S.P.R.L.	Lubumbashi	ore production services	99.98	99.98	-	-
KGHM Metraco S.A.	Legnica	trade, agency and representative services	100	100	-	13 476
Zagłębie Lubin S.A.	Lubin	participation in and organisation of professional sporting events	100	100	-	100 000
INTERFERIE S.A.	Lubin	tourism, hotel and spa services	2.06	2.06	63.61	1 500
PeBeKa S.A.	Lubin	underground and mining construction, construction of tunnels	100	100	-	84 122
PHP "MERCUS" sp. z o.o.	Polkowice	trade, production of bundled electrical cables	100	100	-	32 133
KGHM LETIA S.A	Legnica	promotion of innovation	85.45	85.45	-	23 552
						1 795 013

(amounts in tables in thousand PLN, unless otherwise stated)

7. Investments in subsidiaries and associates (continuation)

	At	
	30 June 2009	**31 December 2008**
	POLKOMTEL S.A.	POLKOMTEL S.A.
Head office	Warsaw	Warsaw
% of share capital held	24.39	24.39
% of voting rights held	24.39	24.39
Total assets	8 478 608	8 913 880
Non-current liabilities	1 344 981	1 293 456
Current liabilities	3 855 516	3 684 792
Sales	4 057 130	8 482 085
Profit for the period	592 774	1 361 239

8. Available-for-sale financial assets

	Note	At	
		30 June 2009	**31 December 2008**
Shares in unlisted companies	28	9 770	9 770
Share in the AIG investment fund	28	10 676	11 264
Non-current available-for-sale financial assets	**28**	**20 446**	**21 034**

The shares of the subsidiary KGHM CONGO S.P.R.L., over which control was lost on 28 February 2009, were qualified as available-for-sale financial assets. The value of the shares of KGHM CONGO S.P.R.L. was qualified and measured at fair value in accordance with IAS 39, and at 30 June 2009 the fair value amounted to PLN 0.

(amounts in tables in thousand PLN, unless otherwise stated)

9. Held-to-maturity investments

	Note	At 30 June 2009	At 31 December 2008
Monetary resources of Mine Closure Fund		66 349	59 545
Non-current held-to-maturity investments	**28**	**66 349**	**59 545**
Monetary resources of Mine Closure Fund		2 180	-
Current held-to-maturity investments	**28**	**2 180**	**-**
Total held-to-maturity investments	**28**	**68 529**	**59 545**

The Company is required by the Law on Geology and Mining, dated 4 February 1994 (Journal of Laws No. 228 item 1947 dated 14 November 2005) and the Ruling of the Minister of the Economy of 24 June 2002 regarding the specific principles for the creation and functioning of mine closure funds (Journal of Laws No. 108, item 951) to accumulate monetary resources in a separate bank account called the Mine Closure Fund (MCF) to cover future decommissioning costs of mines and other facilities.

Management of the MCF assets primarily involves their investment in short-term bank deposits or debt securities with a maturity of up to 1 year from the date of acquisition, and interests from these investments increase the value of the Fund. MCF assets at the balance sheet date were mainly invested in short-term deposit of PLN 68 529 thousand.

Utilisation of the MCF assets will be carried out in accordance with the approved schedule for closing the mines. A portion of this assets in the amount of PLN 2 180 thousand, which the Company intends to make use of within 12 months of the balance sheet date, is presented in current held-to-maturity investments. The remainder of the assets, which will be utilised in future years, is presented in non-current held-to-maturity investments in the amount of PLN 66 349 thousand, due to the restriction placed on their use to settle liabilities for at least twelve months after the balance sheet date, despite the fact that the resources of this Fund are invested in current financial instruments (IAS 1 par 57 d.).

Information on the fair value of held-to-maturity investments was presented in Note 28.2.

(amounts in tables in thousand PLN, unless otherwise stated)

10. Derivative financial instruments

	Note	At 30 June 2009	At 31 December 2008
Non-current assets, of which:			
hedging instruments		75 996	6 501
trade instruments		-	-
Non-current assets due to derivative financial instruments		**75 996**	**6 501**
Current assets, of which:			
hedging instruments		220 896	711 096
trade instruments		2 026	-
Current assets due to derivative financial instruments		**222 922**	**711 096**
Total assets arising from derivative financial instruments	**28**	**298 918**	**717 597**
Non-current liabilities, of which:			
hedging instruments		9 780	-
Non-current liabilities due to derivative financial instruments		**9 780**	**-**
Current liabilities, of which:			
hedging instruments		45 927	-
trade instruments		3 062	3 771
Current liabilities due to derivative financial instruments		**48 989**	**3 771**
Total liabilities arising from derivative financial instruments	**28**	**58 769**	**3 771**

10. Derivative financial instruments (continuation)

TRADE INSTRUMENTS

Type of derivative instrument	Volume/ Notional Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Avg. weighted price/ex. rate Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	30 June 2009 Financial assets		30 June 2009 Financial liabilities		31 December 2008 Financial assets		31 December 2008 Financial liabilities	
			Current	Non-current	Current	Non-current	Current	Non-current	Current	Non-current
Derivatives – Commodity contracts - Metals - Copper										
Swaps/Forwards										
Swaps/Forwards - purchase	0.7	4 099.95	1 841						(3 771)	
Options					(2 877)					
Sold put options	30	3 500.00			(2 877)					
TOTAL:			**1 841**		**(2 877)**				**(3 771)**	
Derivatives – Currency contracts										
Swaps/Forwards										
Options USD										
Purchased call options	270 000	2.35	185							
Sold put options	270 000	2.35			(185)					
TOTAL:			**185**		**(185)**					
TOTAL TRADE INSTRUMENTS			**2 026**		**(3 062)**				**(3 771)**	

10. Derivative financial instruments (continuation)

HEDGING INSTRUMENTS							30 June 2009				31 December 2008			
	Volume/ Notional	**Avg. weighted price/ ex. rate**	**Maturity date**		**Period of profit/loss impact**		**Financial assets**		**Financial liabilities**		**Financial assets**		**Financial liabilities**	
Type of derivative instrument	Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	**From**	**Till**	**From**	**Till**	**Current**	**Non-current**	**Current**	**Non-current**	**Current**	**Non-current**	**Current**	**Non-current**
Derivatives – Commodity contracts - Metals - Copper														
Options														
Purchased put options	78	4 700	July 09	June 10	Aug 09	July 10	98 095	14 223			37 604			
Collars	69	4 586.96-6 047.83	July 09	Dec 09	Aug 09	Jan 10	52 224		(33 353)		554 031			
TOTAL:							**150 319**	**14 223**	**(33 353)**		**591 635**			
Derivatives – Commodity contracts - Metals - Silver														
Options														
Purchased put options	8 400	12.86	July 09	Dec 10	Aug 09	Jan 11	12 135	14 936			57 135	6 501		
TOTAL:							**12 135**	**14 936**			**57 135**	**6 501**		
Derivatives – Currency contracts - PLN/USD														
Options														
Purchased put options	192 000	2.6188	July 09	Dec 09	July 09	Dec 09	1 269				62 326			
Collars	810 000	3.0608-4.0082	July 09	Dec 10	July 09	Dec 10	57 173	46 837	(12 574)	(9 780)				
TOTAL:							**58 442**	**46 837**	**(12 574)**	**(9 780)**	**62 326**			
TOTAL HEDGING INSTRUMENTS							**220 896**	**75 996**	**(45 927)**	**(9 780)**	**711 096**	**6 501**		

The weighted average hedge contract prices/ exchange rates are aggregate amounts presented for informational purposes only. Their use in financial analysis in certain cases may lead to erroneous results. This relates to hedging levels and to levels of participation in option instruments, in the case of which the simulation of future settlement amounts may generate one set of results when the average weighted exercise price/ exchange rate is assumed and other set of results when the calculation is based on specific exercise prices/ exchange rates of options entered into by the Company.

EXEMPTION NUMBER : 82-4639

(amounts in tables in thousand PLN, unless otherwise stated)

11. Trade and other receivables

	Note	At 30 June 2009	At 31 December 2008
Non-current trade and other receivables			
Additional payment to capital		55 116	53 512
Other financial receivables		1 346	1 349
Loans granted		6 965	7 000
Impairment allowances		-	-
Total loans and financial receivables, net	**28**	**63 427**	**61 861**
Other non-financial receivables		14	14
Prepayments		5	25
Impairment allowances		-	-
Total non-financial receivables, net		**19**	**39**
Non-current trade and other receivables, net		**63 446**	**61 900**
Current trade and other receivables			
Trade receivables		827 918	520 436
Receivables due to unsettled derivative instruments	29.1.8	38 264	287 146
Loans granted		1 847	2 323
Additional payment to capital		1 500	1 500
Deposits of over 3 up to 12 months		101 116	-
Other financial receivables		268 167	78 548
Impairment allowances	29.3.6	(27 733)	(24 408)
Total loans and financial receivables, net	**28**	**1 211 079**	**865 545**
Other non-financial receivables, including:		245 505	378 049
Taxes, social security and other charge		237 393	374 435
Prepayments		63 961	2 766
Impairment allowances		(22 871)	(23 859)
Total non-financial receivables, net		**286 595**	**356 956**
Current trade and other receivables, net		**1 497 674**	**1 222 501**
Total non-current and current trade and other receivables, net		**1 561 120**	**1 284 401**

Receivables due to unsettled derivative instruments represent the amount of derivative instruments whose date of settlement is 2 July 2009 for the balance at 30 June 2009, and 5 January 2009 for the balance at 31 December 2008. These instruments were measured to fair value at the average settlement price for the month of June 2009 and December 2008. For detailes see note 28.1.8.

Impairment allowances on non-financial receivables

	Note	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Impairment allowances at the beginning of the period		**23 859**	**53 554**
Impairment allowances recognised in profit/loss for the period	26	387	170
Impairment allowances reversed through profit or loss for the period	25	(777)	(4 432)
Impairment allowances on costs of legal proceedings		-	6
Impairment allowances utilised during the period		(507)	(24 589)
Reversal of impairment allowances on costs of legal proceedings		(91)	(4)
Impairment allowances at the end of the period		**22 871**	**24 705**

(amounts in tables in thousand PLN, unless otherwise stated)

12. Inventories

	At	
	30 June 2009	**31 December 2008**
Materials	170 257	143 597
Semi-finished products and work in progress	1 263 166	1 061 660
Finished products	222 491	238 755
Goods for resale	1 232	2 790
Total carrying amount of inventories	**1 657 146**	**1 446 802**

	Note	**For the period**	
Write-down of inventories in the financial period		**from 1 January 2009 to 30 June 2009**	**from 1 January 2008 to 30 June 2008**
Write-down of inventories recognised in cost of sales	23	704	599
Reversal of write-down recognised in cost of sales	23	1 329	635

At 30 June 2009 the Company did not identify copper inventories whose net realisable value would be lower than their costs. The write-down recognised in the amount of PLN 704 thousand refers to remaining inventories.

13. Cash and cash equivalents

	Note	**At**	
		30 June 2009	**31 December 2008**
Cash in hand		46	77
Cash at bank		9 901	110 827
Other financial assets with a maturity of up to 3 months from the date of acquisition		2 311 885	1 682 676
Total cash and cash equivalents	**28.1**	**2 321 832**	**1 793 580**

Other financial assets with a maturity of up to 3 months from the date of acquisition include deposits in the amount of PLN 2 305 823 thousand (as at 31 December 2008: PLN 1 678 914 thousand), and deposit interest in the amount of PLN 6 062 thousand (as at 31 December 2008: PLN 3 762 thousand).

Components of cash and cash equivalents presented in the cash flow statement are the same as those presented in the balance sheet.

(amounts in tables in thousand PLN, unless otherwise stated)

14. Share capital

	Registered share capital	Share capital revaluation due to hyperinflation	Total
At 1 January 2008	2 000 000	-	**2 000 000**
At 31 December 2008	2 000 000	-	**2 000 000**
At 30 June 2009	2 000 000	-	**2 000 000**

As at 30 June 2009, the Company's share capital, in accordance with the entry in the National Court Register, amounted to PLN 2 000 000 thousand and was divided into 200 000 000 shares ("A" series), fully paid, with a nominal value of PLN 10 each. All shares are bearer shares. The Company did not issue preference shares. Each share gives right to one vote at the General Meeting. The Company does not have treasury shares. Subsidiaries and associates do not have shares of KGHM Polska Miedź S.A. In the first half of 2008 and in the first half of 2009 there were no changes in the share capital registered or in the number of shares.

Ownership structure
At 30 June 2009, the only shareholder of the Company with shares representing at least 5% of the share capital and giving right to the same number of votes at the General Meeting, based on information dated 16 May 2007, was the State Treasury, which held 83 589.9 thousand shares, with a total nominal value of PLN 835 899 thousand which accounts for 41.79% of the Company's share capital.

Other shareholders (including Deutsche Bank Trust Company Americas, deposit bank in a depositary receipt program) held shares in the amount below 5% of the share capital i.e. total of 116 410.1 thousand shares with a total nominal value of PLN 1 164 101 thousand, which account for 58.21% of the share capital and give the same number of votes at the General Meeting.

Changes in significant blocks of shares
In the first half of 2009 there were no changes in significant blocks of shares.

(amounts in tables in thousand PLN, unless otherwise stated)

15. Accumulated other comprehensive income

	Note	Accumulated other comprehensive income due to: Available-for-sale financial assets	Cash flow hedging financial instruments	Total accumulated other comprehensive income
At 1 January 2008		**3 705**	**10 078**	**13 783**
Fair value losses on available-for-sale financial assets		(2 079)	-	(2 079)
Impact of effective cash flow hedging transactions entered into		-	2 119	2 119
Amount transferred to profit or loss due to the settlement of hedging instruments		-	(4 214)	(4 214)
Deferred income tax		395	(554)	(159)
Other comprehensive income		**(1 684)**	**(2 649)**	**(4 333)**
At 30 June 2008		**2 021**	**7 429**	**9 450**
At 1 January 2008		**3 705**	**10 078**	**13 783**
Fair value gains on available-for-sale financial assets		9 992	-	9 992
Impact of effective cash flow hedging transactions entered into	29	-	1 197 853	1 197 853
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets		(1 893)	-	(1 893)
Amount transferred to profit or loss due to the settlement of hedging instruments	29	-	(579 991)	(579 991)
Deferred income tax	19	(1 539)	(119 457)	(120 996)
Other comprehensive income		**6 560**	**498 405**	**504 965**
At 31 December 2008		**10 265**	**508 483**	**518 748**
At 1 January 2009		**10 265**	**508 483**	**518 748**
Fair value losses on available-for-sale financial assets		(588)	-	(588)
Impact of effective cash flow hedging transactions entered into	29	-	(137 647)	(137 647)
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets		(7 500)	-	(7 500)
Amount transferred to profit or loss due to the settlement of hedging instruments	29	-	(487 548)	(487 548)
Deferred income tax	19	1 537	118 787	120 324
Other comprehensive income		**(6 551)**	**(506 408)**	**(512 959)**
At 30 June 2009		**3 714**	**2 075**	**5 789**

(amounts in tables in thousand PLN, unless otherwise stated)

15. Accumulated other comprehensive income (continuation)

Accumulated other comprehensive income components

	At					
	30 June 2009		31 December 2008		30 June 2008	
	Gross value	Net value	Gross value	Net value	Gross value	Net value
Accumulated other comprehensive income due to available-for-sale financial assets	**4 584**	**3 714**	**12 672**	**10 265**	**2 494**	**2 021**
Fair value gains	4 584	3 714	12 672	10 265	2 494	2 021
Accumulated other comprehensive income due to cash flow hedging instruments	**2 562**	**2 075**	**627 757**	**508 483**	**7 801**	**7 429**
Gains on measurement	2 562	2 075	627 757	508 483	7 801	7 429
Total accumulated other comprehensive income	**7 146**	**5 789**	**640 429**	**518 748**	**10 295**	**9 450**

Accumulated other comprehensive income is not subject to distribution.

(amounts in tables in thousand PLN, unless otherwise stated)

16. Retained earnings

	Reserve capital created in accordance with the Commercial Partnerships and Companies Code, art. 396	Reserve capital created from profit in accordance with the Statutes	Profit/(loss) from prior years	Retained earnings, total
At 1 January 2008	**660 000**	**6 759 664**	**(467 498)**	**6 952 166**
Profit for the period	-	-	1 814 690	1 814 690
Total recognised income/(expenses)	-	**(2 267 498)**	**467 498**	**(1 800 000)**
Transfer to reserve capital	-	1 998 826	(1 998 826)	-
Coverage of losses by reserve capital	-	(4 266 324)	4 266 324	-
Dividend approved and paid	-	-	(1 800 000)	(1 800 000)
At 30 June 2008	**660 000**	**4 492 166**	**1 814 690**	**6 966 856**
At 1 January 2008	**660 000**	**6 759 664**	**(467 498)**	**6 952 166**
Profit for the period	-	-	2 920 378	2 920 378
Total recognised income/(expenses)	-	**(2 267 498)**	**467 498**	**(1 800 000)**
Transfer to reserve capital	-	1 998 825	(1 998 825)	-
Coverage of losses by reserve capital	-	(4 266 323)	4 266 323	-
Dividend approved and paid	-	-	(1 800 000)	(1 800 000)
At 31 December 2008	**660 000**	**4 492 166**	**2 920 378**	**8 072 544**
At 1 January 2009	**660 000**	**4 492 166**	**2 920 378**	**8 072 544**
Profit for the period	-	-	1 472 634	1 472 634
Total recognised income/(expenses)	-	**584 378**	**(2 920 378)**	**(2 336 000)**
Transfer to reserve capital	-	584 378	(584 378)	-
Dividend approved but unpaid	-	-	(2 336 000)	(2 336 000)
At 30 June 2009	**660 000**	**5 076 544**	**1 472 634**	**7 209 178**

Based on the Commercial Partnerships and Companies Code, the Company is required to create reserve capital against any potential (future) or existing losses, to which no less than 8 percent of a given financial year's profit is transferred until the reserve capital has been built up to no less than one-third of the registered share capital. The reserve capital created in this manner may not be employed otherwise than in covering the loss reported in the financial statements.
At 30 June 2009 this statutory reserve capital in the Company amounts to PLN 660 000 thousand, and is recognised in equity under retained earnings.

(amounts in tables in thousand PLN, unless otherwise stated)

17. Trade and other payables

	Note	At 30 June 2009	At 31 December 2008
Non-current trade and other payables			
Trade payables		6 928	10 912
Other financial liabilities		13 250	12 676
Total non-current financial liabilities (scope of MSSF7)	**28**	**20 178**	**23 588**
Deferred income		1 292	1 374
Total non-current non-financial liabilities		**1 292**	**1 374**
Total non-current trade and other payables		**21 470**	**24 962**
Current trade and other payables			
Trade payables		583 191	694 956
Payables due to unsettled derivative financial instruments		-	35 395
Other financial liabilities		2 354 993	17 888
including payables due to unpaid dividends		2 336 000	-
Total current financial liabilities (scope of MSSF7)	**28**	**2 938 184**	**748 239**
Other financial liabilities (IAS 19 – Employee benefits)		61 210	132 393
Total current financial liabilities		**2 999 394**	**880 632**
Liabilities due to taxes and social security		225 473	183 613
Other non-financial liabilities		51 846	43 762
Special funds		77 316	73 926
Deferred income		16 676	1 077
Accruals		331 261	293 078
Total current non-financial liabilities		**702 572**	**595 456**
Total current trade and other payables		**3 701 966**	**1 476 088**
Total non-current and current trade and other payables		**3 723 436**	**1 501 050**

At 30 June 2009 there were none payables due to unsettled derivative instruments (at 31 December 2008 payables due to unsettled derivative instruments represented the amount of derivative instruments whose date of settlement fell on 5 January 2009 for the balance at 31 December 2008).

At 30 June 2009 the most significant item in accruals in the amount of PLN 134 973 thousand (at 31 December PLN 213 611 thousand) represent a provision for payment of the annual bonus, in accordance with the Collective Labour Agreement for the Employees of KGHM Polska Miedź S.A.

(amounts in tables in thousand PLN, unless otherwise stated)

18. Borrowings and finance lease liabilities

	Note	At 30 June 2009	At 31 December 2008
Non-current loans and finance lease liabilities			
Loans	28	1 000	3 000
Finance lease liabilities	28	12 396	14 173
Total non-current loans and finance lease liabilities		**13 396**	**17 173**
Current loans and finance lease liabilities			
Loans	28	4 000	4 012
Finance lease liabilities	28	6 645	3 108
Total current loans and finance lease liabilities		**10 645**	**7 120**
Total loans and finance lease liabilities	**28**	**24 041**	**24 293**

18.1 Loans

Loans as at 30 June 2009

Loan currency	Interest	The value of the loan at balance sheet date	Of which payable in: 2009 (current)	Of which payable in: 2010 (non-current)
PLN	Fixed	5 000	4 000	1 000

Loans as at 31 December 2008

Loan currency	Interest	The value of the loan at balance sheet date	Of which payable in: 2009 (current)	Of which payable in: 2010 (non-current)
PLN	Fixed	7 012	4 012	3 000

As at 30 June 2009 the Company had loans from the Regional Fund for Environmental Protection and Water Management in the amount of PLN 5 000 thousand payable by 16 September 2010. Interest rate on the above loans is 4%.
The repayment of the loan is guaranteed with a blank promissory note and Borrower's statement on submission to the enforcement regime under loan agreement.

Until 28 March 2008, KGHM Polska Miedź S.A., based on signed contracts, had credit facilities in current accounts. Due to positive cash flow generated from operating activities and a significant balance of cash and cash equivalents, KGHM Polska Miedź S.A. did not prolong these contracts for credit facilities.

(amounts in tables in thousand PLN, unless otherwise stated)

18. Borrowings and finance lease liabilities (continuation)

18.2 Finance lease liabilities

As at 30 June 2009, the most significant item in finance lease liabilities is the liability with carrying amount of PLN 18 693 thousand, which results from an agreement with the State Treasury. Based on this agreement the State Treasury is providing an access to geological information for a fee. This information was acquired with the purpose to prepare a licensing application to obtain a license for the extraction of ore from the Głogów Głęboki - Przemysłowy deposit. This license was granted in November 2004. Payments to the State Treasury are being made in 10 equal instalments. The last instalment will be settled on 30 June 2014. Those non interest-bearing liabilities were recognised in the books of the Company at a discounted amount. As the payments are in EUR, the liability is exposed to currency risk due to changes in foreign exchange rates at the date of payment. The carrying amount of the liabilities resulting from this agreement is PLN 18 693 thousand (EUR 4 182 thousand), while the carrying amount of the related intangible assets at the balance sheet date amounts to PLN 29 059 thousand.

Finance lease liabilities as at 30 June 2009

	2009 (current)	**2010 (current)**	**2010**	**2011**	**2012-2014**	**Total**
Nominal value of minimum lease payments	**3 359**	**3 359**	**3 412**	**3 412**	**6 726**	**20 268**
Future finance costs due to finance leases	37	37	140	231	782	1 227
Present value of minimum lease payments	**3 322**	**3 322**	**3 272**	**3 181**	**5 944**	**19 041**

Finance lease liabilities as at 31 December 2008

	2009 (current)	**2010**	**2011**	**2012-2013**	**2014**	**Total**
Nominal value of minimum lease payments	**3 187**	**3 192**	**3 192**	**6 338**	**3 087**	**18 996**
Future finance costs due to finance leases	79	147	232	743	514	1 715
Present value of minimum lease payments	**3 108**	**3 045**	**2 960**	**5 595**	**2 573**	**17 281**

(amounts in tables in thousand PLN, unless otherwise stated)

19. Deferred tax - changes

	Note	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 31 December 2008
Deferred tax assets at the beginning of the period		499 221	509 183
Deferred tax liabilities at the beginning of the period		530 737	348 402
Net deferred tax (liabilities)/assets at the beginning of the period, of which:		**(31 516)**	**160 781**
Changes during the year			
Charged to profit or loss	30	(214 050)	(288 733)
Credited to profit or loss	30	239 332	217 432
Decrease in equity (Accumulated other comprehensive income)	15	(121 160)	(191 475)
Increase in equity (Accumulated other comprehensive income)	15	241 484	70 479
Net deferred tax assets/(liabilities) at the end of the period, of which:		**114 090**	**(31 516)**
Deferred tax assets at the end of the period		488 629	499 221
Deferred tax liabilities at the end of the period		374 539	530 737

(amounts in tables in thousand PLN, unless otherwise stated)

19. Deferred tax – changes (continuation)

Deferred tax assets prior to offsetting

	At 1 January 2008 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/(Decrease) in equity due to change in the balance of temporary differences	**At 30 June 2008 based on the rate of 19%**
Exchange rate differences	3 701	(954)	-	**2 747**
Interest	6	(5)	-	**1**
Allowances for impairment of receivables	14 344	(1 451)	-	**12 893**
Short-term accruals for wages	53 684	3 515	-	**57 199**
Employee benefits (holidays)	3 014	296	-	**3 310**
Provision for decommissioning of mines and other facilities	104 564	(3 798)	-	**100 766**
Measurement of forward transactions	61 383	231	-	**61 614**
Re-measurement of hedging instruments	9 881	(4 298)	(183)	**5 400**
Depreciation differences	10 862	2 063	-	**12 925**
Liabilities due to future employee benefits	174 665	5 064	-	**179 729**
Unpaid wages with surcharges	51 815	(18 413)	-	**33 402**
Other	21 264	14 132	-	**35 396**
Total	**509 183**	**(3 618)**	**(183)**	**505 382**

	At 1 January 2008 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/(Decrease) in equity due to change in the balance of temporary differences	**At 31 December 2008 based on the rate of 19%**
Exchange rate differences	3 701	(3 701)	-	-
Interest	6	(3)	-	**3**
Allowances for impairment of receivables	14 344	(5 801)	-	**8 543**
Short-term accruals for wages	53 684	(4 674)	-	**49 010**
Employee benefits (holidays)	3 014	495	-	**3 509**
Provision for decommissioning of mines and other facilities	104 564	12 738	-	**117 302**
Measurement of forward transactions	61 383	(23 233)	-	**38 150**
Re-measurement of hedging instruments	9 881	(8 158)	(183)	**1 540**
Depreciation differences	10 862	1 745	-	**12 607**
Liabilities due to future employee benefits	174 665	24 641	-	**199 306**
Unpaid wages with surcharges	51 815	(3 585)	-	**48 230**
Other	21 264	(243)	-	**21 021**
Total	**509 183**	**(9 779)**	**(183)**	**499 221**

	At 1 January 2009 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/(Decrease) in equity due to change in the balance of temporary differences	**At 30 June 2009 based on the rate of 19%**
Interest	3	(3)	-	-
Allowances for impairment of receivables	8 543	(163)	-	**8 380**
Short-term accruals for wages	49 010	6 824	-	**55 834**
Employee benefits (holidays)	3 509	-	-	**3 509**
Provision for decommissioning of mines and other facilities	117 302	(31 153)	-	**86 149**
Measurement of forward transactions	38 150	43 036	-	**81 186**
Re-measurement of hedging instruments	1 540	(1 540)	-	-
Depreciation differences	12 607	7 241	-	**19 848**
Liabilities due to future employee benefits	199 306	8 125	-	**207 431**
Unpaid wages with surcharges	48 230	(33 603)	-	**14 627**
Other	21 021	(9 356)	-	**11 665**
Total	**499 221**	**(10 592)**	-	**488 629**

(amounts in tables in thousand PLN, unless otherwise stated)

19. Deferred tax – changes (continuation)

Deferred tax liabilities prior to offsetting

	At 1 January 2008 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	**At 30 June 2008 based on the rate of 19%**
Exchange rate differences	1 645	(9)	-	**1 636**
Interest	3 004	(1 925)	-	**1 079**
Measurement of forward transactions	9 556	(3 425)	-	**6 131**
Re-measurement of hedging instruments	-	-	371	**371**
Depreciation differences	321 334	3 090	-	**324 424**
Measurement of available-for-sale financial assets	869	-	(395)	**474**
Other	11 994	2 433	-	**14 427**
Total	**348 402**	**164**	**(24)**	**348 542**

	At 1 January 2008 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	**At 31 December 2008 based on the rate of 19%**
Exchange rate differences	1 645	(1 645)	-	**-**
Interest	3 004	(1 797)	-	**1 207**
Measurement of forward transactions	9 556	49 942	-	**59 498**
Re-measurement of hedging instruments	-	-	119 274	**119 274**
Depreciation differences	321 334	26 687	-	**348 021**
Measurement of available-for-sale financial assets	869	-	1 539	**2 408**
Other	11 994	(11 665)	-	**329**
Total	**348 402**	**61 522**	**120 813**	**530 737**

	At 1 January 2009 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	**At 30 June 2009 based on the rate of 19%**
Interest	1 207	488	-	**1 695**
Measurement of forward transactions	59 498	(22 614)	-	**36 884**
Re-measurement of hedging instruments	119 274	-	(118 787)	**487**
Depreciation differences	348 021	(13 565)	-	**334 456**
Measurement of available-for-sale financial assets	2 408	-	(1 537)	**871**
Other	329	(183)	-	**146**
Total	**530 737**	**(35 874)**	**(120 324)**	**374 539**

(amounts in tables in thousand PLN, unless otherwise stated)

20. Employee benefits

Changes in future employee benefits

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent	Post-mortem benefit
Present value of obligations - at 1 January 2008	**930 256**	**243 208**	**179 971**	**507 077**	**-**
Interest costs	**25 423**	6 737	4 954	13 732	-
Current service cost	**17 330**	7 053	4 975	5 302	-
Benefits paid	**(46 192)**	(10 550)	(9 596)	(26 046)	-
Actuarial (gains)/losses	**29 244**	693	4 501	24 050	-
Present value of obligations - at 30 June 2008	**956 061**	**247 141**	**184 805**	**524 115**	**-**
Past service cost unrecognised at the balance sheet date	**(10 118)**	-	(10 118)	-	-
Carrying amount of liabilities - at 30 June 2008	**945 943**	**247 141**	**174 687**	**524 115**	**-**
of which:					
Carrying amount of non-current liabilities	**877 436**	220 225	157 935	499 276	-
Carrying amount of current liabilities	**68 507**	26 916	16 752	24 839	-

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent	Post-mortem benefit
Present value of obligations - at 1 January 2008	**930 256**	**243 208**	**179 971**	**507 077**	**-**
Interest costs	**51 104**	13 284	10 066	27 754	-
Current service cost	**34 660**	14 106	9 950	10 604	-
Benefits paid	**(71 486)**	(31 564)	(13 824)	(26 098)	-
Actuarial (gains)/losses	**113 727**	3 266	(5 272)	115 733	-
Present value of obligations - at 31 December 2008	**1 058 261**	**242 300**	**180 891**	**635 070**	**-**
Past service cost unrecognised at the balance sheet date	**(9 275)**	-	(9 275)	-	-
Carrying amount of liabilities - at 31 December 2008	**1 048 986**	**242 300**	**171 616**	**635 070**	**-**
of which:					
Carrying amount of non-current liabilities	**975 697**	214 775	155 704	605 218	-
Carrying amount of current liabilities	**73 289**	27 525	15 912	29 852	-

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent	Post-mortem benefit
Present value of obligations - at 1 January 2009	**1 058 261**	**242 300**	**180 891**	**635 070**	**-**
Interest costs	**28 689**	6 648	4 875	17 166	-
Current service cost	**16 384**	6 984	4 815	4 585	-
Benefits paid	**(46 384)**	(8 097)	(12 047)	(26 240)	-
Actuarial (gains)/losses	**43 231**	(16 485)	974	33 234	25 508
Present value of obligations - at 30 June 2009	**1 100 181**	**231 350**	**179 508**	**663 815**	**25 508**
Past service cost unrecognised at the balance sheet date	**(8 432)**	-	(8 432)	-	-
Carrying amount of liabilities - at 30 June 2009	**1 091 749**	**231 350**	**171 076**	**663 815**	**25 508**
of which:					
Carrying amount of non-current liabilities	**1 005 530**	198 408	151 259	632 933	22 930
Carrying amount of current liabilities	**86 219**	32 942	19 817	30 882	2 578

(amounts in tables in thousand PLN, unless otherwise stated)

20. Employee benefits (continuation)

At	Present value of employee benefits
30 June 2009	1 091 749
31 December 2008	1 048 986
31 December 2007	919 295
31 December 2006	867 109

Total costs recognised in the income statement due to future employee benefits

	For the period	
Total costs recognised in the income statement	**from 1 January 2009 to 30 June 2009**	**from 1 January 2008 to 30 June 2008**
Current service cost	16 384	17 330
Interest costs	28 689	25 423
Actuarial gains	43 231	29 244
Past service cost	843	843
	89 147	**72 840**

Changes in actuarial gains/losses are caused by a change in assumptions relating to the discount rate, increases in coal prices and increases in wages.

For purposes of re-measuring the provision at the end of the current period, the Company assumed parameters based on available forecasts of inflation, an analysis of increases in coal prices and in the lowest wage, and also based on the anticipated profitability of highly-liquid securities.

Main actuarial assumptions:	**2010**	**2011**	**2012**	**2013**	**2014 and beyond**
- discount rate	5.50%	5.50%	5.50%	5.50%	5.50%
- rate of increase in coal prices	3.00%	3.00%	3.00%	3.00%	3.00%
- rate of increase in the lowest wage	4.00%	4.00%	4.00%	4.00%	4.00%
- expected inflation	2.50%	2.50%	2.50%	2.50%	2.50%
- future expected increase in wages	4.00%	4.00%	4.00%	4.00%	4.00%

(amounts in tables in thousand PLN, unless otherwise stated)

21. Provisions for other liabilities and charges

	Note	TOTAL	Decommissioning costs of mines and other technological facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008		**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
Provisions recognised		**3 552**	-	600	2 363	589
Changes in provisions arising from updating of estimates		**(35 439)**	(33 290)	(22)	-	(2 127)
Changes in provisions due to unwinding of discount	27	**18 478**	17 912	70	-	496
Utilisation of provisions		**(25 295)**	(4 387)	-	(300)	(20 608)
Release of provisions		**(345)**	(230)	(38)	(77)	-
Transfer to Mine Closure Fund		**(7 176)**	(7 176)	-	-	-
Other		**(10 907)**	-	-	-	(10 907)
Provisions at 30 June 2008		**574 733**	**523 140**	**5 420**	**17 205**	**28 968**
of which:						
Non-current provisions		**522 056**	**505 410**	**4 320**	**-**	**12 326**
Current provisions		**52 677**	**17 730**	**1 100**	**17 205**	**16 642**

	Note	TOTAL	Decommissioning costs of mines and other technological facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008		**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
Provisions recognised		**5 235**	124	754	2 713	1 644
Changes in provisions arising from updating of estimates		**42 767**	39 469	(22)	-	3 320
Changes in provisions due to unwinding of discount	27	**38 091**	37 289	217	-	585
Utilisation of provisions		**(44 021)**	(9 687)	-	(1 163)	(33 171)
Release of provisions		**(12 205)**	(230)	(38)	(11 937)	-
Transfer to Mine Closure Fund		**(14 351)**	(14 351)	-	-	-
Other		**(12 591)**	-	-	-	(12 591)
Provisions at 31 December 2008		**634 790**	**602 925**	**5 721**	**4 832**	**21 312**
of which:						
Non-current provisions		**591 320**	**574 224**	**2 467**		**14 629**
Current provisions		**43 470**	**28 701**	**3 254**	**4 832**	**6 683**

	Note	TOTAL	Decommissioning costs of mines and other technological facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2009		**634 790**	**602 925**	**5 721**	**4 832**	**21 312**
Provisions recognised		**2 094**	466	-	1 628	-
Changes in provisions arising from updating of estimates		**(162 896)**	(164 332)	(48)	-	1 484
Changes in provisions due to unwinding of discount	27	**16 375**	16 125	-	-	250
Utilisation of provisions		**(5 325)**	(2 665)	-	(1 812)	(848)
Release of provisions		**(4 034)**	(778)	-	(3 020)	(236)
Transfer to Mine Closure Fund		**(8 754)**	(8 754)	-	-	-
Other		**5 078**	5 078	-	-	-
Provisions at 30 June 2009		**477 328**	**448 065**	**5 673**	**1 628**	**21 962**
of which:						
Non-current provisions		**442 859**	**425 027**	**2 419**		**15 413**
Current provisions		**34 469**	**23 038**	**3 254**	**1 628**	**6 549**

(amounts in tables in thousand PLN, unless otherwise stated)

21. Provisions for other liabilities and charges (continuation)

As at 30 June 2009 the most significant item of provisions for other liabilities is the **provision for the costs of future decommissioning (liquidation) of mines and other technological facilities** with the carrying value of PLN 448 065 thousand (as at 31 December 2008: PLN 602 925 thousand), created in accordance with the methodology defined in the International Financial Reporting Standards. The decrease in the provision in the first half of 2009 was caused by the change in forecast discount rates, and in particular long-term inflation.

Decommissioning schedule and estimates of decommissioning costs have been worked on since 2001 by the Company's subsidiary, KGHM Cuprum Sp. z o.o. CBR. Revaluations of the basic decommissioning costs originally calculated in 2001 are made periodically based on the changes of price index for the construction-assembly industry, which are published by the Main Statistical Office, taking into account movements in tangible fixed assets. The exception to the above are mine shafts. In 2006, costs of shafts liquidation were revalued due to completion of the document called "Study of the project of liquidation of the P-III and P-IV mine shafts in the Polkowice Wschodnie Region and the project of excavation of deposits located in the safety pillars of those shafts - Stage III. 1. The project of liquidation of the P-III shaft, 2. The project of liquidation of the P-IV shaft" prepared by Cuprum and securing positive opinions for those projects of the Commission for Water, Waste Management and Mine Closure- Related Threats operating by the Main Mine Office - Resolution No. 2/2007 dated 6 September 2007. Detailed information included in technical projects developed for the P-III and P-IV shafts in the Polkowice Wschodnie Region provided the basis for verification of forecasts concerning costs of liquidation of other shafts in KGHM Polska Miedź S.A.
Subsequent revaluations have been made if significant economic events occurred which could have impact on the amount of the provision. The 2007 revaluation related mainly to the decommissioning schedule and was due to adoption by the Ministry of Natural Environment in January 2007 certain additions to the projects relating to ore deposits management at KGHM Polska Miedź S.A., which were underlying mining activities of the Company. These amended projects assume that ore excavation will continue until the year 2040.

The largest facility earmarked for decommissioning (restoration), which at the same time accounts for the largest share in the costs of decommissioning of all technological facilities, is the "Żelazny Most" tailings pond, together with the hydro-transportation network and cubage hydro-technical facilities. The "Żelazny Most" tailings pond is a hydro-technical facility, formed from a raised earthen embankment on lowered terrain. At the same time, it serves as the central water management facility. The area and type of this tailings pond requires (apart from restoration activities carried out on a regular basis in the form of shaping of the slope of the reservoir using biological coat) several stages of site restoration and development. This is also due to the main underlying assumption that the "Żelazny Most" tailings pond will be operational until the last working day of mines and enrichment plants. During the final stage of operating this tailings pond, transfer to the method of centralised waste dump from the currently used circumferential one would be required in order to fill in the reservoir and create the coarse-grained layer for restoration of the inside of the tailings pond. After the "Żelazny Most" tailings pond has ceased being operational, during the course of mine liquidation, the discharge of mine waters will be carried out excepting this tailings pond. According to the current plan, preparatory works for the tailings pond liquidation and its partial restoration will commence in 2025 and will last until 2037. In 2038, the main stage of the tailings pond liquidation will commence and is expected to be completed in 2047. In the meantime, i.e. from the year 2025 to 2040, pipelines and accompanying cubage hydro-technical facilities will be decommissioned. The decommissioning will be carried out by way of dismantling, scrap recovery and utilisation of concrete elements, which, after crumbling, will be used as foundation for hardening. As regards the surface of the "Żelazny Most" tailings pond, application of the non-soil restoration method was adopted as possible and reasonable solution. It is planned that trees will be planted on the whole area of waste storage yard as it is done for protective greenery, after prior preparation of the surface of the tailings pond. It is also assumed that selected types of grass and mixes thereof will be used for land restoration purposes, together with mineral additives to improve the ground, as well as special techniques of cultivation and fertilization. The above site restoration method is comparable to those used in the EU countries. KGHM CUPRUM Sp. z o.o. CBR, in cooperation with the Natural Science University in Wrocław, are currently conducting research work in respect of this issue. The decommissioning project assumes a 10-year monitoring period for the facility.

The Company's method of estimating the required decommissioning provision is based on the prudence concept. The amount of the provision recognised in the balance sheet is the equivalent of the estimated costs of future decommissioning of individual facilities discounted to their present value. The amount of the provision is revalued at the end of each quarter by applying in the discounting model the ratios described in Note 3.2.
The balance of the decommissioning provision is adjusted for the amount transferred to the mine closure fund, which has been created based on article 26c of the act dated 27 July 2001 amending the act - Geological and Mining Law, Journal of Laws No. 110, item 1190, and calculated in accordance with principles set forth in the Decree of the Minister of Economy dated 24 June 2002 concerning detailed principles for creation and functioning of mine closure funds, i.e. 3% of the amount of depreciation of mines' fixed assets for each year. Cash transfers made to the Mine Closure Fund are invested by the Company in secure short-term securities or short-term deposits. Income from these investments increases the Fund's balance and the Company does not charge any fee for this cash management.

It is expected that decommissioning costs will be incurred by the year 2047. The provision was estimated based on the currently used technology for decommissioning of mining facilities and using the current prices and the discount rate as in the model for provisions for future employee benefits (Note 20).

(amounts in tables in thousand PLN, unless otherwise stated)

21. Provisions for other liabilities and charges (continuation)

Provisions for the facilities with the highest share in the provision for decommissioning costs of mines and other facilities at 30 June 2009

Division	Facility	
ZH	"Żelazny Most" tailings pond	87 929
ZH	Other waste storage areas	42 523
ZWR	ZWR Rudna Ore Enrichment Plant	40 362
ZWR	ZWR Polkowice Ore Enrichment Plant	33 899
ZGR	Central part of Rudna Mine (shafts: RI, RII, RV)	32 134
ZWR	ZWR Lubin Ore Enrichment Plant	26 437
ZH	Pipelines and technological facilities	22 753
ZGR	Western part of Rudna Mine (shafts: RIII, RIV, RX)	18 889
ZGL	R6 - Central (shafts: LI, LII)	14 928
ZGL	R1 – Western – Central (LIV,LV)	12 518

Provisions for the facilities with the highest share in the provision for decommissioning costs of mines and other facilities at 31 December 2008

Division	Facility	
ZH	"Żelazny Most" tailings pond	118 755
ZWR	ZWR Rudna Ore Enrichment Plant	55 889
ZH	Other waste storage areas	46 859
ZWR	ZWR Polkowice Ore Enrichment Plant	46 036
ZGR	Central part of Rudna Mine (shafts: RI, RII, RV)	44 006
ZWR	ZWR Lubin Ore Enrichment Plant	36 253
ZH	Pipelines and technological facilities	28 627
ZGR	Western part of Rudna Mine (shafts: RIII, RIV, RX)	25 867
ZGL	R6 - Central (shafts: LI, LII)	20 245
ZGL	R1 – Western – Central (LIV,LV)	17 061

(amounts in tables in thousand PLN, unless otherwise stated)

22. Sales

Net revenues from the sale of products, goods for resale and materials (by type of activity)

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Copper, precious metals, smelter by-products	5 004 875	5 949 936
Salt	21 061	9 393
Services	27 173	22 699
Other goods	5 465	5 394
Goods for resale	23 290	22 259
Wastes and production materials	17 287	21 092
Other materials	109	162
Total	**5 099 260**	**6 030 935**

Net revenues from the sale of products, goods for resale and materials (by destination)

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
domestic	**1 217 155**	**2 044 451**
Copper, precious metals, smelter by-products	1 122 824	1 963 522
Salt	21 061	9 393
Services	27 119	22 629
Other goods	5 465	5 394
Goods for resale	23 290	22 259
Wastes and production materials	17 287	21 092
Other materials	109	162
export	**3 882 105**	**3 986 484**
Copper, precious metals, smelter by-products	3 882 051	3 986 413
Services	54	71
Total	**5 099 260**	**6 030 935**

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Average copper price on LME (USD/t)	4 046	8 108
Average exchange rate (USD/PLN) per NBP	3.36	2.28

(amounts in tables in thousand PLN, unless otherwise stated)

23. Costs by type

	Note	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Depreciation of property, plant and equipment and amortisation of intangible assets	5, 6	268 081	231 941
Employee benefit costs	24	1 303 344	1 181 706
Materials and energy consumption		1 610 492	1 695 156
External services		479 164	477 521
Taxes and charges		139 315	153 413
Advertising costs and representation expenses		9 758	11 191
Property and personal insurance		5 127	6 161
Research and development costs not capitalised in intangible assets		435	682
Other costs, of which:		**2 691**	**5 650**
Write-down of inventories	12	704	599
Reversal of write-down of inventories	12	(1 329)	(635)
Reversal of allowance for impairment of receivables	28.3	(31)	(3)
Losses from the disposal of financial instruments	28.3	380	829
Other operating costs		2 967	4 860
Total costs by type		**3 818 407**	**3 763 421**
Cost of goods for resale and materials sold (+)		37 918	41 457
Change in inventories of finished goods and work in progress (+/-)		(165 829)	46 872
Cost of manufacturing products for internal use (-)		(48 589)	(41 212)
Total cost of sales, selling and administrative costs		**3 641 907**	**3 810 538**

24. Employee benefit costs

	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Remuneration	924 193	855 637
Costs of social security and other benefits	336 388	299 421
Costs of future benefits (provisions) due to retirement benefits, jubilee awards and similar employee benefits	42 763	26 648
Employee benefit costs	**1 303 344**	**1 181 706**

(amounts in tables in thousand PLN, unless otherwise stated)

25. Other operating income

	Note	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Income and gains from financial instruments classified under other operating activities, resulting from:	28.3	213 572	277 120
Measurement and realisation of derivative instruments		133 583	211 010
Interest		55 195	62 108
Foreign exchange gains		16 806	-
Gains from the disposal		7 500	3 997
Reversal of allowance for impairment of loans		486	-
Reversal of allowance for impairment of other receivables		2	5
Non-financial interest		1 210	4 445
Reversal of allowance for impairment of non-financial receivables		777	4 432
Dividends received		341 592	228 069
Release of unused provisions		21 299	4 592
Penalties and compensation received		3 653	2 008
Excess payments of property tax		358	-
Government grants and other donations received		124	845
Other operating income/gains		2 809	1 347
Total other operating income		**585 394**	**522 858**

26. Other operating costs

	Note	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Costs and losses on financial instruments classified under other operating activities, resulting from:	28.3	247 859	524 851
Measurement and realisation of derivative instruments		244 174	378 852
Interest		158	16
Foreign exchange losses		-	145 975
Losses on measurement of non-current liabilities		1 314	-
Allowance for impairment of loans		2 213	-
Allowances for impairment of other receivables		-	8
Allowances for impairment of other non-financial receivables		387	170
Losses on the sale of property, plant and equipment		8 345	3 063
Donations granted		2 500	7 183
Interest on overdue non-financial liabilities		1 337	445
Provisions for:		4 756	4 910
Decommissioning of mines		466	1 358
Disputed issues, pending court proceedings		1 628	2 363
Other		2 662	1 189
Penalties and compensation paid		124	1 359
Effects of tax audit decisions		73	-
Contributions to a voluntary organisation		5 572	824
Other operating costs/losses		5 634	5 950
Total other operating costs		**276 587**	**548 755**

(amounts in tables in thousand PLN, unless otherwise stated)

27. Net finance costs

	Note	For the period	
		from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Interest expense:	28.3	845	365
On loans		204	243
Due to finance leases		641	122
Net foreign exchange (gains)/losses on borrowings	28.3	1 166	(1 030)
Changes in the value of provisions due to unwinding of discount, due to:		16 375	18 478
Measurement of provisions for decommissioning of mines	21	16 125	17 912
Measurement of other provisions	21	250	566
Losses due to measurement of non-current liabilities	28.3	209	-
Other finance costs		301	-
Total net finance costs		**18 896**	**17 813**

(amounts in tables in thousand PLN, unless otherwise stated)

28. Financial instruments

28.1 Carrying amount

At 30 June 2009

Classes of financial instruments	**Note**	Available-for-sale financial assets	Held-to-maturity investments	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	**Total**
Shares	8	9 770								**9 770**
Shares and participation units in investment funds	8	10 676								**10 676**
Trade receivables (net)	11				804 538					**804 538**
Cash and cash equivalents and deposits	13,9,11		68 529		2 422 948					**2 491 477**
Other financial assets (net)	11				368 852					**368 852**
Derivatives - Currency	10			185		(185)			82 925	**82 925**
Derivatives - Commodity contracts - Metals	10			1 841		(2 877)			158 260	**157 224**
Trade payables	17						(590 119)			**(590 119)**
Loans	18						(5 000)			**(5 000)**
Other financial liabilities	17,18						(2 368 243)	(19 041)		**(2 387 284)**
		20 446	**68 529**	**2 026**	**3 596 338**	**(3 062)**	**(2 963 362)**	**(19 041)**	**241 185**	**943 059**

(amounts in tables in thousand PLN, unless otherwise stated)

28. Financial instruments (continuation)

28.1 Carrying amount (continuation)

At 31 December 2008

Classes of financial instruments	**Note**	Available-for-sale financial assets	Held-to-maturity investments	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	**Total**
Shares	8	9 770								**9 770**
Shares and participation units in investment funds	8	11 264								**11 264**
Trade receivables (net)	11				498 545					**498 545**
Cash and cash equivalents and deposits	9, 13		59 545		1 793 580					**1 853 125**
Other financial assets (net)	11				428 861					**428 861**
Derivatives - Currency	10								62 326	**62 326**
Derivatives - Commodity contracts - Metals	10					(3 771)			655 271	**651 500**
Trade payables	17						(705 868)			**(705 868)**
Loans	18						(7 012)			**(7 012)**
Other financial liabilities	17, 18						(65 959)	(17 281)		**(83 240)**
		21 034	**59 545**	**-**	**2 720 986**	**(3 771)**	**(778 839)**	**(17 281)**	**717 597**	**2 719 27[illegible]**

(amounts in tables in thousand PLN, unless otherwise stated)

28. Financial instruments (continuation)

28.2 Fair value

Classes of financial instruments	Note	At 30 June 2009 Carrying amount	Fair Value	At 31 December 2008 Carrying amount	Fair Value
		28.1		28.1	
Shares	8	9 770	9 770	9 770	9 770
Shares and participation units in investment funds	8	10 676	10 676	11 264	11 264
Trade receivables (net)	11	804 538	804 538	498 545	498 545
Cash and cash equivalents and deposits	9,13	2 491 477	2 491 583	1 853 125	1 853 370
Other financial assets (net)	11	368 852	368 852	428 861	428 861
Derivatives - Currency, of which:	10	82 925	82 925	62 326	62 326
Assets		105 464	105 464	62 326	62 326
Liabilities		(22 539)	(22 539)	-	-
Derivatives - Commodity contracts - Metals, of which:	10	157 224	157 224	651 500	651 500
Assets		193 454	193 454	655 271	655 271
Liabilities		(36 230)	(36 230)	(3 771)	(3 771)
Trade payables	17	(590 119)	(590 119)	(705 868)	(705 868)
Loans	18	(5 000)	(5 000)	(7 012)	(7 012)
Other financial liabilities	17,18	(2 387 284)	(2 387 284)	(83 240)	(83 240)

The methods and assumptions used for measuring the fair value of specific financial instruments are presented in notes 2.2.4.4 Fair value, 3. Important estimates and assumptions.

The Company is unable to reliably measure the fair value of shares held in companies which are not listed on active markets, classified as available-for-sale financial assets. As a result they are disclosed in the balance sheet at cost less impairment.

(amounts in tables in thousand PLN, unless otherwise stated)

28. Financial instruments (continuation)

28.3 Items of income, costs, gains and losses recognised in the income statement for the period by categories of financial instruments

For the period from 1 January 2009 to 30 June 2009	**Note**	Financial assets/ liabilities measured at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	**Total financial instruments**
Interest income/(expense)	**25, 26, 27**	-	-	-	55 195	(362)	(641)	-	54 192
Exchange gains/(losses)	**25, 27**	-	-	-	57 899	(41 058)	(1 201)	-	15 640
Losses on measurement of financial liabilities	**26, 27**	-	-	-	-	(1 523)	-	-	(1 523)
Impairment allowances	**26**	-	-	-	(2 213)	-	-	-	(2 213)
Reversal of impairment allowances	**23, 25**	-	-	-	519	-	-	-	519
Adjustment to sales due to hedging transactions	**29**	-	-	-	-	-	-	487 548	487 548
Profit/(losses) from disposal of financial instruments	**23, 25**	-	7 500	-	(380)	-	-	-	7 120
Gains on measurement and realisation of derivative instruments	**25**	133 583	-	-	-	-	-	-	133 583
Losses on measurement and realisation of derivative instruments	**26**	(244 174)	-	-	-	-	-	-	(244 174)
Total net gain/(loss)		**(110 591)**	**7 500**	**-**	**111 020**	**(42 943)**	**(1 842)**	**487 548**	**450 692**

For the period from 1 January 2008 to 30 June 2008	**Note**	Financial assets measured at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	**Total financial instruments**
Interest income/(expense)	**25, 26, 27**	-	-	-	62 108	(259)	(122)	-	61 727
Exchange gains/(losses)	**26, 27**	-	-	-	(132 198)	(13 795)	1 048	-	(144 945)
Impairment allowances	**26**	-	-	-	(8)	-	-	-	(8)
Reversal of impairment allowances	**23, 25**	-	-	-	8	-	-	-	8
Adjustment to sales due to hedging transactions	**29**	-	-	-	-	-	-	4 214	4 214
Profit from disposal of financial instruments	**23, 25**	-	166	-	3 002	-	-		3 168
Gains on measurement and realisation of derivative instruments	**25**	211 010	-	-	-	-	-	-	211 010
Losses on measurement and realisation of derivative instruments	**26**	(378 852)	-	-	-	-	-	-	(378 852)
Total net gain/(loss)		**(167 842)**	**166**	**-**	**(67 088)**	**(14 054)**	**926**	**4 214**	**(243 678)**

(amounts in tables in thousand PLN, unless otherwise stated)

28. *Financial instruments* (continuation)

28.4 Transfers not qualified for de-recognition

KGHM Polska Miedź S.A. *does not own financial assets whose transfer does not qualify for derecognition.*

28.5 Assets acquired as a security

In the first half of 2009 the Company utilised a bank guarantee due to security on an annual contract. The amount of paid by the Guarantor receivables amounted to PLN 3 213 thousand.

28.6 Situations concerning financial instruments which did not occur in the Company

The following business events and situations, which are required to be disclosed, did not occur in the Company in the periods ended 30 June 2009 and 31 December 2008:

- as at balance sheet date, the Company did not designate a financial instrument to be measured at fair value through profit or loss (IFRS 7, par. 9, 10, 11),
- the Company did not reclassify a financial asset in a way which would result in a change of the method of measurement (IFRS 7, par. 12),
- the Company does not hold any collateral established on either category of assets which would improve crediting terms (IFRS 7, par. 15),
- the Company has not issued an instrument that contains both a liability and an equity component (IFRS 7, par. 17),
- the Company did not breach any contractual provisions (IFRS 7, par. 18),
- the Company invests assets accumulated in a separate bank account kept for the Mine Closure Fund, but does not receive any fee due to those fiduciary activities (IFRS 7, par. 20.c.ii),
- the Company did not identify any forecast transaction for which hedge accounting had previously been used but which is no longer expected to occur (IFRS 7, par. 23.b),
- the Company did not make use of any hedging transactions which would subsequently result in the recognition of a non-financial asset or liability (IFRS 7, par. 23.e),
- the Company did not use fair value hedges or hedges of net investments in foreign operations (IFRS 7, par. 24 a, 24.c),
- the Company did not purchase any financial assets at a price different from their fair value (IFRS 7, par. 28).

29. Financial risk management

The Company is exposed to risk in each area of its activities. Understanding those risks and the principles of their management allows the Company to better meet its objectives.

Financial risk management includes the processes of risk identification, measurement and determination of appropriate methods to deal with those risks.
The Company is predominantly exposed to the following classes of financial risk:

- Market risks
  - Risk of changes in commodity prices (Commodity Risk),
  - Risk of changes in foreign exchange rates (Currency Risk),
  - Risk of changes in interest rates (Interest Rate Risk),
- Liquidity risk,
- Credit risk.

An appropriate policy, organisational structure and procedures support the financial risk management process.

29.1 Market risk

29.1.1. Principles of market risk management

The Company declares active approach to managing its market risk exposure. The objectives of market risk management are:

- To limit fluctuations in profit before tax,
- To increase the probability of meeting budget assumptions,
- To maintain healthy financial condition of the Company,
- To support the process of undertaking strategic decisions relating to investing activity, with particular attention to sources of capital for this activity.

All the market risk management objectives should be considered as a whole, while their realisation is dependant primarily upon the internal situation and market conditions.

The Company applies an integrated approach to market risk management. This means a comprehensive approach to the whole spectrum of identified market risks, rather than to each of them individually. For example, hedging transactions on the commodity market are related to contracts entered into on the currency market, as hedging prices of metals directly impacts the probability of achieving planned revenues from sales, which in turn represent hedged item for transactions dealt on the currency market. As a result, the Company has significantly greater flexibility in building hedging strategies.

The Company applies a consistent and step-by-step approach to market risk management. Over time consecutive hedging strategies are implemented, embracing an increasing share of production and sales revenues as well as extended time horizon. Consequently, the hedging of the Company is possible against unexpected plunges in both copper and silver prices as well as rapid appreciation of the PLN versus the USD. Thanks to this approach, it is also possible to avoid engaging significant volumes or notionals at a single price level.

The Company continuously monitors metal and currency markets, which are the basis for decisions on implementing hedging strategies. The Company applies hedge accounting to hedge the risk of changes of cash flows due to commodity and currency risk.

29.1.2. Techniques for market risk management

The primary technique for market risk management is the use of hedging strategies involving derivative instruments. Apart from this, natural hedging is also used.

All of the potential hedging strategies and the selection of those preferred reflect the following factors: current and forecasted market conditions, the internal situation of the Company, suitability of instruments to be applied and the cost of hedging. In order to mitigate market risk, derivative instruments are primarily used. The Company transacts only these derivative instruments for which it has the ability to assess their value internally, using standard pricing models appropriate for a particular type of derivative, and which can be traded without significant loss of value with a counterparty other than the one with whom the transaction was initially entered into. In evaluating the market value of a given instrument, the Company relies on information obtained from particular market leading banks, brokers and information services.

(amounts in tables in thousand PLN, unless otherwise stated)

29. Financial risk management (continuation)

29.1 Market risk (continuation)

29.1.2. Techniques for market risk management (continuation)

It is permitted to use the following types of instruments:

- Swaps,
- Forwards and futures,
- Options,
- Structures combining the above instruments.

The instruments applied may be, therefore, either of standardised parameters (publicly traded instruments) or non-standardised parameters (over-the-counter instruments).

29.1.3. Hedge effectiveness requirement

Hedging transactions can be entered into only if there is an appropriate instrument traded in a liquid market with a quoted reference price. Prior to the transaction the Company is required to confirm and document the existence of strong negative correlation between changes in value of the reference instrument and changes in value of actually-hedged exposure. Hedge effectiveness is subject to constant evaluation and monitoring.

29.1.4. Measurement of market risk

The Company quantifies and describes its market risk exposure using a consistent and comprehensive measure.

Market risk management is supported by simulations (such as scenario analysis, stress-tests, backtests) and calculated risk measures. The risk measures being used are mainly based on mathematical and statistical modelling, which uses historical and current market data concerning risk factors and takes into consideration the current exposure of the Company to market risk.

Since 2007 "Earnings at Risk" has been used as one of the risk measures employed in market risk management. This measure indicates the lowest possible level of pre-tax profit for a selected level of confidence (for example, with 95% confidence the pre-tax profit for a given year will be not lower than...). The EaR methodology enables the calculation of pre-tax profit incorporating the impact of changes in market prices of copper, silver and foreign exchange rates in the context of budgeted results.

However, due to the fact that none risk measure possesses the ability to completely reflect the reality, mainly because of underlying assumptions concerning market factors, it is customary to employ quantitative models merely as a tool supporting decision making process and a source of additional information. Such models are not the only basis for decision making in the market risk management process.

29.1.5. Restrictions on entering into hedging transactions

Due to the risk of unexpected production cutback (for example because of "force majeure") or failure to achieve planned foreign currency revenues, which could lead to overhedging of actual market risk exposure, the Company has set a limit for the volume of production or the amount of sales revenues for a given period that may be hedged, at a level of up to 80%. The maximum time horizon within which the Company makes decisions concerning hedging of market risk is set up in accordance with technical and economic planning process, and amounts to 5 years. However, it must be emphasised that regardless of the tool used to measure market risks, the results of such measurement for long time horizons (especially above 2 years) may be subject to significant uncertainty, and therefore are treated as estimates.

29.1.6. Market risk exposure

29.1.6.1. Commodity risk

The Company is exposed to the risk of changes in market prices of copper, silver and gold. The industry standard is that the price formulas used in physical delivery contracts are based on average monthly quotations from the London Metal Exchange for copper and from the London Bullion Market for silver and gold. The Company's commercial policy is to set the price base for physical delivery contracts as the average price of the month of dispatch (this is a typical price base, being in line with global industry standards). As a result the Company is exposed to the risk of decline in metals prices from the moment of entering into a sale contract until the moment of setting the contractual average metal price.

29. Financial risk management (continuation)

29.1 Market risk (continuation)

29.1.6. Market risk exposure (continuation)

29.1.6.1. Commodity risk(continuation)

In a situation where a non-standard formula is used to set the sales price, the Company may enter into transactions (so-called adjustment hedge transactions) which change the price base agreed with the customer to the average price of the month of dispatch. These transactions lead to a harmonisation of the base price applied to physical sales of products, and therefore harmonisation of the exposure to the risk of fluctuations in metals prices.
Due to the fact that the Company utilises in the production process materials purchased from external sources containing various metals, part of the sales is hedged naturally. Therefore, the analysis of the Company's exposure to the market risk should be performed on a net basis, i.e. by deducting the volume of metals contained in materials purchased from external sources, from the volume of sales.
Exposure of the Company to commodity risk in the financial period is presented below:

	For the period			
	from 1 January 2009 to 30 June 2009		**from 1 January 2008 to 30 June 2008**	
	Sales	**Purchases**	**Sales**	**Purchases**
Copper ['000 tonnes]	244	47	265	45
Silver [tonnes]	628	57	563	9

Sensitivity of the Company's financial instruments to commodity risk at the balance sheet date is presented in note 29.1.10 Sensitivity analysis of exposure to market risk.

29.1.6.2. Currency risk

The Company is exposed to the risk of changes in currency rates, as it is generally accepted on commodities markets that physical contracts are either concluded or denominated in USD. However, the base (functional) currency for the Company is the PLN. As a result, the Company receives the equivalent in PLN or exchanges the USD it receives for PLN. Such exchanges lead to the risk associated with fluctuations in the USD/PLN exchange rate during the period from the moment of entering into the trade contract to the moment of determining the exchange rate. In a situation wherein foreign clients pay in local currency for the copper or precious metals which they have imported, the Company is also exposed to fluctuations in the exchange rates of other currencies, e.g.: EUR/PLN, GBP/PLN.

Moreover, the Company is exposed to the risk of changes in currency rates due to the fact of drawing loans and incurring other liabilities (for example from the import of goods and services) which are denominated in currencies other than the USD.

Sensitivity of the Company's financial instruments to the currency risk at the balance sheet date is presented in note 29.1.10 Sensitivity analysis of exposure to market risk.

29.1.6.3. Interest rate risk

The Company is exposed to interest rate risk resulting from fixed interest rate loans and borrowings, investments in bonds or bank deposits.
As at 30 June 2009 liabilities of the Company amounted to PLN 5 000 thousand (due to loans based on fixed interest rates).
As at 30 June 2009, the balance of the loan granted to the company within the Group amounted to PLN 6 965 thousand. Interest on the loan is based on the variable interest rate WIBOR 1M. This exposes the Company to the risk of changes in cash flows resulting from changes in the reference interest rate.

At the balance sheet date the Company had no instruments hedging against interest rate risk.

29.1.7. Hedging exposure to market risk

In the first half of 2009 copper price hedging strategies represented approx. 26% (in the first half of 2008 28%) of the sales of this metal realised by the Company. With respect to silver sales this figure amounted to approx. 24% (in the first half of 2008 33 %). In the case of currency market, hedged revenues from sales represented approx. 36% (in the first half of 2008 0%) of total revenues from sales realised by the Company.

In the first half of 2009 the Company implemented copper price hedging strategies with a total volume of 147 thousand tonnes and a time horizon falling in the second half of 2009 and the first half of 2010. The Company made use of options, including put, strategies collar and seagull. In the period the Company did not implement adjustment hedge transactions. In the case of the silver market, during the analysed period strategies were implemented to hedge the price of this metal with a total volume of 3.6 million troz and a time

(amounts in tables in thousand PLN, unless otherwise stated)

29 Financial risk management (continuation)

29.1 Market risk (continuation)

29.1.7. Hedging exposure to market risk (continuation)

horizon falling in 2010. The Company made use of put options. In the first half of 2009, adjustment hedge transactions were not implemented on the silver market either.

In the case of the forward currency market, in the first half of 2009 the Company implemented strategies hedging the USD/PLN rate for an amount of USD 810 million and a time horizon falling in the second half of 2009 and in the entire year 2010. The Company made use of options, including put and collar strategies. During the analysed period there were no adjustment hedge transactions implemented on the currency market.

The Company remains hedged for a portion of copper sales planned in the second half of 2009 (108 thousand tonnes) and in the first half of 2010 (39 thousand tonnes), for a portion of silver sales planned in the second half of 2009 (4.8 million troz) and in 2010 (3.6 million troz). With respect to revenues from sales (currency market) the Company holds a hedging position in the second half of 2009 of USD 642 million and in 2010 of USD 360 million.

Following is a condensed table of hedging positions, by type of hedged asset and instruments used at 30 June 2009.

HEDGING POSITION – COPPER MARKET

Period	Instrument		Nominal [tonnes]	Execution price [USD/t]	Average weighted premium [USD/t]	Effective hedge price [USD/t]
II half of 2009	Purchased put option		39 000	4 700	(695)	4 005
	Collar	Sold call option	39 000	5 700	(332.28)	4 172.72 participation restricted to 5 700
		Purchased put option		4 500		
	Seagull [1]	Sold call option	30 000	6 500	(134.40)	4 565.60 restricted to 3 500 participation restricted to 6 500
		Purchased put option		4 700		
		Sold put option		3 500		
	Total		**108 000**			
TOTAL II half of 2009			**108 000**			
I half of 2010	Purchased put option		39 000	4 700	(695)	4 005
	Total		**39 000**			
TOTAL 2010			**39 000**			

HEDGING POSITION – SILVER MARKET

Period	Instrument	Nominal [million troz]	Execution price [USD/troz]	Average weighted premium [USD/troz]	Effective hedge price [USD/troz]
II half of 2009	Purchased put option	4.80	12.00	(1.13)	10.87
	Total	**4.80**			
TOTAL II half of 2009		**4.80**			
I half of 2010	Purchased put option	1.80	14.00	(2.00)	12.00
	Total	**1.80**			
II half of 2010	Purchased put option	1.80	14.00	(2.00)	12.00
	Total	**1.80**			
TOTAL 2010		**3.60**			

[1] Due to hedge accounting laws, transactions which comprise the seagull structure, such as purchased puts and sold calls, are shown in the table containing a detailed listing of positions in derivative instruments - „Hedging instruments", while sold puts are presented in the table „Trade instruments".

(amounts in tables in thousand PLN, unless otherwise stated)

29 Financial risk management (continuation)

29.1 Market risk (continuation)

29.1.7. Hedging exposure to market risk (continuation)

HEDGING POSITION – CURRENCY MARKET

Period	Instrument		Nominal [million USD]	Execution price [USD/PLN]	Average weighted premium [PLN per 1 USD]	Effective hedge price [USD/PLN]
II half of 2009	Purchased put option		60	2.5500	(0.0821)	2.4679
	Purchased put option		60	2.6000	(0.0711)	2.5289
	Purchased put option		42	2.6500	(0.0948)	2.5552
	Purchased put option		30	2.7500	(0.1430)	2.6070
	Collar	Sold call option	270	3.8000	(0.0709)	2.8383 participation restricted to 3.8000
		Purchased put option		2.9092		
	Collar	Sold call option	180	3.6000	-	2.9430 participation restricted to 3.6000
		Purchased put option		2.9430		
	Total		**642**			
TOTAL II half of 2009			**642**			
I half of 2010	Collar	Sold call option	120	4.4025	-	3.2000 participation restricted to 4.4025
		Purchased put option		3.2000		
	Collar	Sold call option	60	4.3006	(0.10)	3.2000 participation restricted to 4.3006
		Purchased put option		3.3000		
	Total		**180**			
II half of 2010	Collar	Sold call option	120	4.4025	-	3.2000 participation restricted to 4.4025
		Purchased put option		3.2000		
	Collar	Sold call option	60	4.3006	(0.10)	3.2000 participation restricted to 4.3006
		Purchased put option		3.3000		
	Total		**180**			
TOTAL 2010			**360**			

29.1.8. Impact of derivatives on the Company's statement of financial position

As at 30 June 2009, the fair value of open positions in derivative instruments amounted to PLN 240 149 thousand, of which PLN 298 918 thousand relate to financial assets and PLN 58 769 thousand relate to financial liabilities.

Derivative instruments whose date of settlement was 2 July 2009 were measured at fair value in the amount of PLN 38 264 thousand, and accounted for in trade and other receivables as receivables due to unsettled derivative instruments (Note 11).

Other information concerning derivatives is presented in Note 10 Derivative instruments and in Note 28.2 Fair value.

29.1.9. Impact of derivatives on the Company's profit or loss and equity

In the first half of 2009, the result on derivative instruments amounted to PLN 376 957 thousand. The effective portion of the change in the fair value of hedging instruments that was transferred from equity to sales for the period amounted to PLN 487 548 thousand. Other operating costs arising from the measurement of derivative instruments amounted to PLN 91 887 thousand and from the realisation of derivative instruments, PLN 18 704 thousand. Adjustment to other operating costs arising from the measurement of derivative instruments results mainly from changes of the time value of options, which will be settled in the future periods. Due to the hedge accounting principles applied by the Company, the change in the time value of options is not recognised in the equity.

The impact of derivative instruments on the profit or loss of the current and comparable periods is presented below:

(amounts in tables in thousand PLN, unless otherwise stated)

29. Financial risk management (continuation)

29.1 Market risk (continuation)

29.1.9. Impact of derivatives on the Company's profit or loss and equity (continuation)

	For the period from 1 January 2009 to 30 June 2009	from 1 January 2008 to 30 June 2008
Impact on sales	**487 548**	**4 214**
Impact on other operating costs	**(110 591)**	**(167 842)**
Losses from realisation of derivative instruments	(18 704)	(11 706)
Losses from measurement of derivative instruments	(91 887)	(156 136)
Total impact of derivative instruments on profit or loss:	**376 957**	**(163 628)**

The value of adjustment to the other operating cost for the first half of 2009 due to the ineffective portion of cash flow hedges amounted to PLN 105 170 thousand (in the first half of 2008: PLN 168 365 thousand), of which PLN 84 678 thousand is a loss on measurement of hedging instruments (in the first half of 2008: PLN 156 461 thousand) and PLN 20 492 thousand is a loss on the realisation of the ineffective portion of hedging instruments (in the first half of 2008: PLN 11 904 thousand).

The Company accounts for cash flow hedging instruments according to the principles presented in note 2.2.4.7 of "Main accounting policies". Those principles require recognition in equity of the effective portion of the change in the fair value of hedging transactions during the period in which these transactions are designated as a hedge of future cash flows. The amounts accumulated in equity are subsequently transferred to profit or loss in the period in which the hedged transaction is settled.

The effectiveness of hedging instruments used by the Company during the period is evaluated and measured by comparing the changes in the forward prices of hedged items with the changes in the prices of forward contracts or – in the case of options - the changes in the intrinsic value of options.

The tables below present the balances and movements in equity resulting from the transfer of effective portion of the gain or loss from changes in the fair value of derivative instruments designated as hedging instruments in cash flow hedges:

AMOUNTS RECOGNISED IN EQUITY	At 30 June 2009	31 December 2008
Accumulated other comprehensive income – commodity price risk hedging transactions (copper and silver) – derivatives	**7**	**627 757**
Accumulated other comprehensive income – currency risk hedging transactions – derivatives	**2 555**	**-**
Total accumulated other comprehensive income - financial instruments hedging future cash flows (excluding the deferred tax effects)	**2 562**	**627 757**

(amounts in tables in thousand PLN, unless otherwise stated)

29. Financial risk management (continuation)

29.1 Market risk (continuation)

29.1.9. Impact of derivatives on the Company's profit or loss and equity (continuation)

Gains or (losses) on derivative instruments hedging future cash flows recognised directly in equity	from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 31 December 2008	from 1 January 2008 to 30 June 2008
Accumulated gain or loss achieved on financial instruments hedging future cash flows at the beginning of the financial period	**627 757**	**9 895**	**9 895**
Amount recognised in equity in the reporting period due to hedging transactions	(137 647)	1 197 853	2 119
Amount transferred from equity to revenues from sales in the income statement in the financial period	(487 548)	(579 991)	(4 214)
Accumulated in equity gain or loss achieved on derivative instruments hedging future cash flows at the end of the financial period (excluding the deferred tax effects)	**2 562**	**627 757**	**7 800**

29.1.10. Sensitivity analysis of exposure to market risk

In accordance with "Market risk management policy", the Company identifies the following major market risks to which it is exposed:

- Commodity Risk,
- Currency Risk,
- Interest Rate Risk.

Currently the Company is mainly exposed to the risk of changes in copper and silver prices and changes in the USD/PLN and EUR/PLN currency exchange rates.

For sensitivity analysis of commodity risk factors (copper and silver) the mean reverting Schwartz model (the geometrical Ornstein-Uhlenbeck process) is used, while the Black-Scholes model (the geometrical Brownian motion) is used for the USD/PLN and EUR/PLN exchange rates. Quantiles from the model at the levels of 5% and 95% have been used as potential changes in a half-year time horizon. Commodity models have been calibrated to historical prices adjusted for the effects of the PPI inflation index in the USA, while currency models have been calibrated to the current structure of forward interest rates.

Potential changes in prices and currency rates have been presented in terms of percentages of the prices and currency rates used in the fair value measurement of financial instruments at the balance sheet date. Following is a sensitivity analysis for each significant type of market risk to which the Company was exposed at the balance sheet date, showing what the impact would be on the profit for the period and equity of potential changes in specific risk factors divided by classes of financial assets and financial liabilities.

Scope of historical data (daily data):

- for copper: 01 January 1978 to 30 June 2009 – settlement prices
- for silver: 01 January 1978 to 30 June 2009 – fixing prices
- for USD/PLN and EUR/PLN exchange rates: 01 January 2000 to 30 June 2009 – fixing NBP.

The parameters of the Schwartz model were calibrated by the method of highest reliability to real historical prices (adjusted by the PPI inflation index in the USA for Cu and Ag). The trend in the Black-Scholes model (currencies) was calibrated to the current structure of forward interest rates, while variability is the exponentially weighted historical variability.

(amounts in tables in thousand PLN, unless otherwise stated)

29. Financial risk management (continuation)

29.1 Market risk (continuation)

29.1.10. Sensitivity analysis of exposure to market risk (continuation)

Potential price changes at the balance sheet date:

30 June 2009	Copper	Silver	USD/PLN	EUR/PLN
SPOT / FIX	4 948.75	13.94	3.1733	4.4696
DOWN 95%	2 915	8.50	2.2256	3.5203
	-41%	-39%	-30%	-21%
UP 95%	7 869	21.93	4.2968	5.5975
	59%	57%	35%	25%

30 June 2008	Copper	Silver	USD/PLN	EUR/PLN
SPOT / FIX	8 693	17.65	2.1194	3.3542
DOWN 95%	6 350	11.66	1.8906	3.1774
	-27%	-34%	-11%	-5%
UP 95%	10 775	24.93	2.4006	3.5790
	24%	41%	13%	7%

In analysing the sensitivity of the item "Derivatives – Currency" and "Derivatives – Commodity contracts - Metals" it should be noted that the Company holds a position in derivative instruments hedging future cash flows from the sale of copper and silver. It should also be noted that the Company is exposed to risk in respect of the planned volume of copper and silver sales from its own production, adjusted by its position in hedging instruments.

29. Financial risk management (continuation)

29.1 Market risk (continuation)

29.1.10. Sensitivity analysis of exposure to market risk (continuation)

Currency structure of financial instruments exposed to market risk at 30 June 2009

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK Currency structure		
	['000 PLN]	['000 USD]	['000 EUR]
Shares and participation units in investment funds	10 676	3 364	-
Trade receivables (net)	431 615	74 104	43 955
Cash and cash equivalents and deposits	695 390	131 161	62 462
Other financial assets (net)	40 334	12 083	446
Derivatives – Currency contracts	82 925	-	-
Derivatives – Commodity contracts - Metals	157 224	49 546	-
Trade payables	(64 886)	(9 102)	(8 055)
Other financial liabilities	(47 861)	(4 402)	(7 583)

Currency structure of financial instruments exposed to market risk at 30 June 2008

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK Currency structure		
	['000 PLN]	['000 USD]	['000 EUR]
Shares and participation units in investment funds	7 964	3 758	-
Trade receivables (net)	387 947	146 873	22 856
Cash and cash equivalents and deposits	827 011	147 808	153 165
Other financial assets (net)	2 120	755	155
Derivatives – Commodity contracts - Metals	24 142	11 391	-
Trade payables	(62 673)	(25 499)	(2 573)
Other financial liabilities	(27 217)	(76)	(8 066)

29. Financial risk management (continuation)
29.1 Market risk (continuation)
29.1.10. Sensitivity analysis of exposure to market risk (continuation)

SENSITIVITY ANALYSIS AS AT 30 JUNE 2009

CURRENCY RISK

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK ['000 PLN]	30.06.2009 CARRYING AMOUNT ['000 PLN]	USD/PLN 4.30 +35% P&L	USD/PLN 4.30 +35% Equity	USD/PLN 2.23 -30% P&L	USD/PLN 2.23 -30% Equity	EUR/PLN 5.60 +25% P&L	EUR/PLN 5.60 +25% Equity	EUR/PLN 3.52 -21% P&L	EUR/PLN 3.52 -21% Equity
Shares and participation units in investment funds	10 676	10 676	3 062		(2 583)					
Trade receivables (net)	431 615	804 538	67 438		(56 885)		40 157		(33 798)	
Cash and cash equivalents and deposits	695 390	2 491 477	119 361		(100 684)		57 065		(48 029)	
Other financial assets (net)	40 334	368 852	10 996		(9 275)		407		(343)	
Derivatives – Currency contracts	82 925	82 925	(153 530)	(252 708)	(73 134)	572 933				
Derivatives – Commodity contracts - Metals	157 224	157 224	45 266	2	(38 183)	(2)				
Trade payables	(64 886)	(590 119)	(8 283)		6 987		(7 359)		6 194	
Other financial liabilities	(47 861)	(2 387 284)	(4 006)		3 379		(6 927)		5 831	
IMPACT ON PROFIT & LOSS ACCOUNT			80 304		(270 378)		83 343		(70 145)	
IMPACT ON EQUITY				(252 706)		572 931				

COMMODITY RISK

FINANCIAL ASSETS AND LIABILITIES	COPPER PRICES [USD/t] 7 869 +59% P&L	COPPER PRICES [USD/t] 7 869 +59% Equity	COPPER PRICES [USD/t] 2 915 -41% P&L	COPPER PRICES [USD/t] 2 915 -41% Equity	SILVER PRICES [USD/troz] 21.93 +57% P&L	SILVER PRICES [USD/troz] 21.93 +57% Equity	SILVER PRICES [USD/troz] 8.50 -39% P&L	SILVER PRICES [USD/troz] 8.50 -39% Equity
Shares and participation units in investment funds								
Trade receivables (net)								
Cash and cash equivalents and deposits								
Other financial assets (net)								
Derivatives – Currency contracts								
Derivatives – Commodity contracts - Metals	(213 039)	(220 317)	(12 329)	512 675	(18 543)	(6)	(20 399)	93 [illegible]92
Trade payables								
Other financial liabilities								
IMPACT ON PROFIT & LOSS ACCOUNT	(213 039)		(12 329)		(18 543)		(20 399)	
IMPACT ON EQUITY		(220 317)		512 675		(6)		9[illegible]92

29. Financial risk management (continuation)
29.1 Market risk (continuation)
29.1.10. Sensitivity analysis of exposure to market risk (continuation)

SENSITIVITY ANALYSIS AS AT 30 June 2008

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	30.06.2008 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			2.40 +13%		1.89 - 11%		3.58 +7%		3.18 - 5%		10 775 +24%		6 350 - 27%		24.93 +41%		11.66 -34%	
	['000 PLN]	['000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Shares and participation units in investment funds	7 964	108 587	856		(696)													
Trade receivables (net)	387 947	838 918	33 454		(27 220)		4 162		(3 273)									
Cash and cash equivalents and deposits	827 011	2 694 672	33 667		(27 393)		27 889		(21 934)									
Other financial assets (net)	2 120	186 680	172		(140)		28		(22)									
Derivatives – Commodity contracts Metals	24 142	24 142	2 385	210	(1 940)	(171)					(9 334)	1 771	60 617	11 878	(4 105)	-	26 590	2 601
Trade payables	(62 673)	(538 148)	(5 808)		4 726		(468)		368									
Other financial liabilities	(27 217)	(1 912 857)	(17)		14		(1 469)		1 155									
IMPACT ON PROFIT & LOSS ACCOUNT			64 709		(52 649)		30 142		(23 706)		(9 334)		60 617		(4 105)		26 590	
IMPACT ON EQUITY				210		(171)		-		-		1 771		11 878		-		2 6[illegible]

(amounts in tables in thousand PLN, unless otherwise indicated)

29. Financial risk management (continuation)

29.2. Liquidity risk and capital management

The Group is exposed to financial liquidity risk, where financial liquidity is understood as the ability to settle financial liabilities on time.

The Company manages its financial liquidity in accordance with the Management Board-approved policy „Financial Liquidity Management Policy". This document describes in a comprehensive manner the process of managing financial liquidity in the Company, based on best practice for such procedures and instruments.

In the first half of 2009, as well as in the comparable period, due to positive cash flow and the significant amount of cash balances, the Company did not make use of financing in the form of bank and other loans from financial institutions and settled all of its liabilities in a timely manner.

Should the Company find it necessary to take advantage of external financing, the probability would exist of an increased liquidity risk.

Liquidity analysis for financial liabilities as at 30 June 2009

	Contractual maturities from the balance sheet date					Total (without discounting)	Carrying amount
Financial liabilities	**Up to 3 months**	**3-12 months**	**1-3 years**	**3-5 years**	**Over 5 years**		
Trade payables	580 559	2 636	6 012	1 080	-	**590 287**	**590 119**
Loans, including bank loans	49	4 084	1 008	-	-	**5 141**	**5 000**
Derivatives – Currency contracts	-	-	-	-	-	**-**	**22 539**
Derivatives – Commodity contracts (metals)	-	-	-	-	-	**-**	**36 230**
Other financial liabilities	2 356 602	5 080	11 814	10 071	7 542	**2 391 109**	**2 387 284**
Total financial liabilities by maturity	**2 937 210**	**11 800**	**18 834**	**11 151**	**7 542**	**2 986 537**	

Liquidity analysis for financial liabilities as at 31 December 2008

	Contractual maturities from the balance sheet date					Total (without discounting)	Carrying amount
Financial liabilities	**Up to 3 months**	**3-12 months**	**1-3 years**	**3-5 years**	**Over 5 years**		
Trade payables	691 853	3 106	9 640	1 008	504	**706 111**	**705 868**
Loans, including bank loans	57	4 150	3 059	-	-	**7 266**	**7 012**
Derivatives – Commodity contracts (metals)	-	3 771	-	-	-	**3 771**	**3 771**
Other financial liabilities	51 718	4 718	11 032	9 454	10 911	**87 833**	**83 240**
Total financial liabilities by maturity	**743 628**	**15 745**	**23 731**	**10 462**	**11 415**	**804 981**	

(amounts in tables in thousand PLN, unless otherwise stated)

29. Financial risk management (continuation)

29.2. Liquidity risk and capital management (continuation)

Financial liabilities arising from derivatives are their intrinsic values, excluding the effects of discounting.

KGHM Polska Miedź S.A. manages its capital in order to maintain the capacity to continue its operations, including the realisation of planned investments, in a manner enabling it to generate returns for the shareholders and benefits to other stakeholders.

In accordance with a market practice, the Company monitors its capital, among others based on the *equity ratio* and the *ratio of Debt/EBITDA*. The *equity ratio* is calculated as the relation of net assets (equity less intangible assets) to total assets. The ratio of *Debt/EBITDA* is calculated as the relation of borrowings and finance lease liabilities to EBITDA (EBITDA is operating profit plus depreciation and amortisation).

In order to maintain financial liquidity and the capacity to acquire external financing at a reasonable cost, the Company assumes that the *equity ratio* shall be maintained at a level of not less than 0.5, and the *ratio of Debt/EBITDA* at a level of up to 2.0.

The above ratios at 30 June 2009, 31 December 2008 and 30 June 2008 are presented below:

	At		
	30 June 2009	**31 December 2008**	**30 June 2008**
Equity	9 214 967	10 591 292	8 976 306
Less: intangible assets	76 400	80 904	71 873
Net assets	9 138 567	10 510 388	8 904 433
Total assets	14 656 977	13 900 564	13 754 400
Equity ratio	**0.62**	**0.76**	**0.65**
Operating profit	1 766 160	3 596 364	2 194 500
Plus: depreciation/amortisation	268 081	481 376	231 941
EBITDA	2 034 241	4 077 740	2 426 441
Borrowings and finance lease liabilities	24 041	24 293	24 984
Ratio of Debt/EBITDA*	**0.006**	**0.006**	**0.005**

* for half-year periods, EBITDA is statistically annualised

Due to the low level of debt of the Company as at 30 June 2009, the *ratio of Debt/EBITDA* was at a safe level and amounted to 0.006.

Meanwhile the equity ratio was above the assumed minimum level and amounted to 0.62 at 30 June 2009.

In the first half of 2009 and in 2008 there were no external capital requirements imposed on the Company.

29.3. Credit risk

Credit risk is defined as the risk that counterparties will not be able to meet their contractual obligations. Exposure to credit risk is related to three main areas:

- The creditworthiness of the customers with whom physical sale transactions are undertaken,
- The creditworthiness of the financial institutions (banks/brokers) with whom, or through whom, hedging transactions are undertaken,
- The creditworthiness of the entities in which investments are made, or whose securities are purchased.

Financial instruments for which credit risk exposure with different characteristics from those mentioned above arises, are as follows:

- Cash and cash equivalents and deposits,
- Derivative instruments,
- Trade receivables,
- Loans granted,
- Debt securities and participation units in investment funds,
- Guaranties granted.

(amounts in tables in thousand PLN, unless otherwise stated)

29. Financial risk management (continuation)

29.3. Credit risk (continuation)

29.3.1. Credit risk related to cash and cash equivalents and bank deposits

All entities with which deposit transactions are entered into operate in the financial sector. These are mainly banks registered in Poland or operating in Poland as branches of foreign banks, which belong to European and American financial institutions with the highest[1] (11% of deposits), medium-high[2] (74% of deposits) and medium[3] credit ratings (15% of deposit), appropriate level of equity and strong, stable market position. The maximum exposure of the Company to a single bank in respect of cash and cash equivalents amounts to 23% as at 30 June 2009.

29.3.2. Credit risk related to derivative transactions

All entities with which derivative transactions are entered into operate in the financial sector. These are financial institutions (mainly banks), with the highest (36.8%), medium-high (42.1%) or medium (21.1%) credit ratings. The maximum exposure of the Company to a single entity in respect of derivative instruments amounts to 11.5%.

Fair value of derivative instruments at 30 June 2009 amounted to[4]:

PLN 278 413 thousand (positive balance on the measurement of derivative instruments), of which:
PLN 58 769 thousand financial liabilities (note 10),
PLN 337 182 thousand financial assets (notes 10 and 11).

Due to geographical and institutional diversification of creditors and cooperation with financial institutions having a high credit rating, the Company is not materially exposed to credit risk due to derivatives.

The Company has entered into framework agreements on the net settlement of hedging transactions in order to reduce cash flows and the credit risk to the level of positive fair value of hedging transactions with the given counterparty.

29.3.3. Credit risk related to trade and other financial receivables

The Company has been cooperating for many years with a number of geographically diversified clients. Vast majority of sales goes to the EU countries, including Poland.

Geographical concentration of credit risk for trade receivables arising from sales of copper and silver in the Company:

	At					
	30 June 2009			31 December 2008		
	Poland	EU (excl. Poland)	Other Countries	Poland	EU (excl. Poland)	Other Countries
Trade receivables	55.1%	32.2%	12.7%	52.2%	35.5%	12.3%

The Company makes the majority of its sales transactions based on prepayments. The Company monitors the creditworthiness of all its customers on an on-going basis, in particular those to whom the buyer's credit has been granted. Buyer's credit is only provided to proven, long-term customers, while sales of products to new

[1] By highest rating is meant a rating from AAA to AA- as determined by Standard & Poor's and Fitch, and from Aaa to Aa3 as determined by Moodys
[2] By medium-high rating is meant a rating from A+ to A- as determined by Standard & Poor's and Fitch, and from A1 to A3 as determined by Moodys.
[3] By medium rating is meant a rating from BBB+ to BBB- as determined by Standard & Poor's and Fitch, and from Baa1 to Baa3 as determined by Moodys.
[4] The measurement of transactions also includes the measurement of both open positions as well as transactions which were settled on 2 July 2009, which were presented in the Company's balance sheet under other financial receivables (Note 11).

(amounts in tables in thousand PLN, unless otherwise stated)

29. Financial risk management (continuation)

29.3. Credit risk (continuation)

29.3.3. Credit risk related to trade and other receivables (continuation)

customers are always 100% secured. The Company has secured the majority of its receivables by promissory notes[1], frozen funds on bank accounts, registered pledge[2], bank guarantees, mortgages, letters of credit and documentary collection. In addition, the majority of contracts where customers are provided with a buyer's credit contain an ownership rights reservation clause confirmed by a date certain[3]. To reduce the risk of insolvency by its customers, the Company has entered into a receivables insurance contract, which covers receivables from entities with buyer's credit which have not provided strong collateral. Taking into account the collateral held and the credit limits received from the insurance company, at 30 June 2009 the Company has secured 61% of its trade receivables.

The total value of the Company's trade receivables as at 30 June 2009, excluding the fair value of collaterals, in respect of which the Company may be exposed to credit risk, amounts to PLN 804 538 thousand (at 31 December 2008: PLN 498 545 thousand). The increase in the level of receivables compared to the end of 2008 mainly results from increased sales in the second quarter of 2009 compared to the 4th quarter of 2008.

The concentration of credit risk in the Company results from the fact that key clients are allowed extended terms of payment. Consequently, at 30 June 2009 the balance of receivables from 7 of the Company's largest clients, calculated as a percentage of trade receivables at the balance sheet date, represents 75% of the balance of trade receivables (at 31 December 2008 7 largest clients represented 78%). Despite this concentration of receivables from key clients (most of whom operate in the European Union), the Company believes that, given the available historical data as well as long-lasting history of cooperation and used hedging, the level of credit risk is low.

Due to lack of data, the risk related to derivative transactions entered into by customers is not reflected in the measurement of credit risk.

29.3.4. Credit risk related to loans granted

At 30 June 2009 the carrying amount of loans granted by the Company in prior years to the subsidiary Zagłębie Lubin S.A. and the company KGHM CONGO S.P.R.L. amounted to PLN 6 965 thousand (at 31 December 2008, PLN 9 323 thousand).

At 30 June 2009 the balance of the loan granted to Zagłębie Lubin S.A amounted to PLN 6 965 thousand. KGHM Polska Miedź S.A. continually monitors the assets and financial position of its borrower, and considers the level of credit risk in respect of the loans it has granted as low.

At 30 June 2009 the balance of the loan granted to KGHM CONGO S.P.R.L. amounted to 0. Due to the high level of credit risk associated with this loan, at 31 March 2009 the total amount of the loan of PLN 2 643 thousand was impaired. As the result of actions taken aimed at recovering these receivables, an agreement was signed ceding the receivables of KGHM CONGO S.P.R.L. to KGHM Polska Miedź S.A. In June 2009 partial repayment was made on the receivables subject to the cession agreement in the amount of PLN 796 thousand.

29.3.5. Credit risk related to investments in debt securities and participation units in investment funds

The Company did not invest its free cash resources in issued corporate bonds and did not purchase participation units in investment funds in the first half of 2009.

---

[1] In order to speed up any potential collection of receivables, each promissory note is accompanied by a notarial enforcement declaration.

[2] At the balance sheet date the Company held pledges on aggregate tangible assets or rights representing an organisational whole, whose elements (variable) are recognised in a customer's trade accounts.

[3] A trade contract clause officially certified by a notary means that the ownership of goods is transferred to the buyer only upon payment, regardless of their physical delivery.

(amounts in tables in thousand PLN, unless otherwise stated)

29. Financial risk management (continuation)

29.3. Credit risk (continuation)

29.3.6. Other information related to credit risk

Aging analysis of financial assets overdue as at balance sheet date, for which no impairment loss has been recognised

	At 30 June 2009					
	Value	**Up to 1 month**	**From 1 to 3 months**	**From 3 to 6 months**	**From 6 to 12 months**	**Over 1 year**
Trade receivables	**14 739**	14 584	118	-	33	4
Other receivables	**180**	62	1	28	88	1

	At 31 December 2008					
	Value	**Up to 1 month**	**From 1 to 3 months**	**From 3 to 6 months**	**From 6 to 12 months**	**Over 1 year**
Trade receivables	**24 270**	20 887	3 348	31	1	3
Other receivables	**525**	214	277	33	1	-

Except for trade receivables and other financial receivables, no other classes of financial instruments were identified as overdue but not impaired at the balance sheet date.

Allowances for impairment of financial assets - category loans and financial receivables – by class are presented in the tables below:

Allowances for impairment of loans and financial receivables

a) trade receivables (category: loans and receivables)

		For the period	
	Note	**from 1 January 2009 to 30 June 2009**	**from 1 January 2008 to 31 December 2008**
Impairment allowance at the beginning of the period	**11**	**21 890**	**18 062**
Impairment allowance recognised in profit or loss		-	35
Impairment allowance reversed through profit or loss		(31)	(3)
Revaluation of impairment allowance on foreign exchange differences		1 525	3 796
Impairment allowance utilised during the period		(4)	-
Impairment allowance on costs of legal proceedings		-	-
Reversal of impairment allowance on costs of legal proceedings		-	-
Impairment allowance at the end of the period	**11**	**23 380**	**21 890**

b) other financial assets (category: loans and receivables)

		For the period	
	Note	**from 1 January 2009 to 30 June 2009**	**from 1 January 2008 to 31 December 2008**
Impairment allowance at the beginning of the period	**11**	**2 518**	**2 777**
Impairment allowance recognised in profit or loss		2 213	20
Impairment allowance reversed through profit or loss		(488)	(5)
Revaluation of impairment allowance on foreign exchange differences		121	5
Impairment allowance utilised during the period		(11)	(246)
Impairment allowance on costs of legal proceedings		-	-
Reversal of impairment allowance on costs of legal proceedings		-	(33)
Impairment allowance at the end of the period	**11**	**4 353**	**2 518**

29. Financial risk management (continuation)

29.3. Credit risk (continuation)

29.3.6. Other information related to credit risk

c) shares (category: available-for-sale financial assets)

	Note	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 31 December 2008
Impairment allowance at the beginning of the period		-	-
Reclassification of shares in subsidiaries to available-for-sale financial assets		58 579	-
Impairment allowance at the end of the period	**8**	**58 579**	-

30. Income tax

Income tax	**Note**	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Current income tax		293 891	365 063
Deferred income tax	19	(25 282)	3 782
Adjustments to income tax from prior periods		6 021	(6 848)
Total		**274 630**	**361 997**

	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Profit before tax	1 747 264	2 176 687
Tax calculated at tax rates in force	331 980	413 571
Not taxable income	(65 257)	(47 616)
Expenses not deductible for tax purposes	1 886	2 890
Adjustments to income tax from prior periods	6 021	(6 848)
Income tax expense	**274 630**	**361 997**

The corporate income tax rate applied to the taxation of income in accordance with tax law in force amounted to PLN 19 % (in 2008: 19%). The effective interest rate was 15.72% (first half of 2008: 16.63%).

31. Earnings per share

	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Profit (loss) for the period	1 472 634	1 814 690
Weighted average number of ordinary shares ('000)	200 000	200 000
Basic/diluted earnings per share (PLN/share)	7.36	9.07

There are no dilutive ordinary shares.

(amounts in tables in thousand PLN, unless otherwise stated)

32. Dividend paid and proposed for payment

In accordance with Resolution No. 5/2009 of the Ordinary General Meeting of KGHM Polska Miedź S.A. dated 16 June 2009 regarding the appropriation of Company profit for financial year 2008 and setting of the right to dividend date and dividend payment date, the amount of PLN 2 336 000 thousand, representing PLN 11.68 per share, was allocated as a shareholders dividend from profit for financial year 2008.

The right to dividend date was set at 16 July 2009, and dividend payment dates: at 6 August 2009 in the amount of PLN 1 432 000 thousand, i.e. PLN 7.16 per share, and at 6 November 2009 in the amount of PLN 904 000 thousand, i.e. PLN 4.52 per share.

All shares of the Company are ordinary shares.

33. Adjustments to profit for the period in the statement of cash flows

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Income tax from the income statement	274 630	361 997
Depreciation/amortisation	268 081	231 941
Losses on sales of property, plant and equipment and intangible assets	8 345	3 055
Gains on sales of available-for-sale financial assets and held-to-maturity investments	(7 500)	(166)
Allowance for impairment of loans	1 727	-
Interest and share in profits (dividends)	(346 255)	(227 780)
Foreign exchange losses	17 019	889
Change in provisions	33 592	2 066
Change in derivative instruments	(151 517)	71 179
Other adjustments	(130)	(28)
Changes in working capital:	**(116 188)**	**(390 634)**
Inventories	(210 344)	(94 913)
Trade and other receivables	80 424	(332 488)
Trade and other payables	13 732	36 767
Total adjustments to profit for the period	**(18 196)**	**52 519**

Proceeds from sales of property, plant and equipment and intangible assets

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Net carrying amount of sold property, plant and equipment and intangible assets and costs related to disposal	16 865	8 034
Losses on sales of property, plant and equipment and intangible assets	(8 345)	(3 055)
Change in receivables due to sales	23	(1 200)
Capitalised gains from the disposal of property, plant and equipment and intangible assets	(85)	-
Proceeds from sales of property, plant and equipment and intangible assets	**8 458**	**3 779**

(amounts in tables in thousand PLN, unless otherwise stated)

34. Related party transactions

State Treasury Companies (Companies list as at 31 December 2008) meet the definition of related entities. Turnover and balances with these entities have been reflected in the disclosures presented in this note.

Sales to related entities	For the period from 1 January 2009 to 30 June 2009		
	Sales of products	Sales of goods for resale and materials	Other transactions
To subsidiaries	273 159	24 646	414
To associates	53	17	10
To State Treasury Companies	10 318	1	12
Total sales to related entities	**283 530**	**24 664**	**436**

KGHM Polska Miedź S.A. received dividends from subsidiaries in the amount of PLN 36 626 thousand (from 1 January 2008 to 30 June 2008: PLN 45 209 thousand) and dividends from associates in the amount of PLN 304 966 thousand (from 1 January 2008 to 30 June 2008: PLN 182 860 thousand).

During the period from 1 January 2009 to 30 June 2009, no sales of property, plant and equipment, intangible assets and investment property to related entities of the Company were reported.

Significant sales to State Treasury Companies during the period from 1 January 2009 to 30 June 2009:

1. Fabryka Przewodów Energetycznych S.A.	9 544
2. Huta Będzin S.A.	706
3. NITROERG S.A.	56
4. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	20

Sales to related entities	For the period from 1 January 2008 to 30 June 2008		
	Sales of products	Sales of goods for resale and materials	Other transactions
To subsidiaries	767 106	26 881	263
To associates	100	90	10
To State Treasury Companies	10 653	-	6
Total sales to related entities	**777 859**	**26 971**	**279**

(amounts in tables in thousand PLN, unless otherwise stated)

34. Related party transactions (continuation)

During the period from 1 January 2008 to 30 June 2008, no sales of property, plant and equipment, intangible assets and investment property to related entities of the Company were reported.

Significant sales to State Treasury Companies during the period from 1 January 2008 to 30 June 2008:

1. Fabryka Przewodów Energetycznych S.A.	6 969
2. Huta Będzin S.A.	3 603
3. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	34
4. Kopalnie Surowców Skalnych S.A.	32

Purchases from related entities	For the period from 1 January 2009 to 30 June 2009 Purchase of services	Purchase of goods for resale and materials	Purchase of property, plant and equipment, intangible assets, investment property	Other transactions
From subsidiaries	300 108	685 862	224 650	1 413
From associates	711	27	-	-
From State Treasury Companies	251 577	152 925	1 169	-
Total purchases from related entities	**552 396**	**838 814**	**225 819**	**1 413**

Significant purchases from State Treasury Companies during the period from 1 January 2009 to 30 June 2009:

1. EnergiaPro GRUPA TAURON S.A.	267 648
2. EnergiaPro Koncern Energetyczny S.A.	65 562
3. Polskie Górnictwo Naftowe i Gazownictwo S.A	49 778

Purchases from related entities	For the period from 1 January 2008 to 30 June 2008 Purchase of services	Purchase of goods for resale and materials	Purchase of property, plant and equipment, intangible assets, investment property	Other transactions
From subsidiaries	279 497	868 006	170 456	3 404
From associates	827	2 497	16	-
From State Treasury Companies	304 387	31 660	3 921	14
Total purchases from related entities	**584 711**	**902 163**	**174 393**	**3 418**

Significant purchases from State Treasury Companies during the period from 1 January 2008 to 30 June 2008:

1. EnergiaPro GRUPA TAURON S.A.	274 420
2. Polskie Górnictwo Naftowe i Gazownictwo S.A.	43 578
3. NITROERG S.A.	19 603

(amounts in tables in thousand PLN, unless otherwise stated)

34. Related party transactions (continuation)

Remuneration of the Supervisory Board	For the period from 1 January 2009 to 30 June 2009	from 1 January 2008 to 30 June 2008
Remuneration due to service in the Supervisory Board, wages and other current employee benefits	659	728
Total	**659**	**728**

Remuneration of the Management Board	For the period from 1 January 2009 to 30 June 2009	from 1 January 2008 to 30 June 2008
Wages and other current employee benefits	1 036	2 255
Benefits due to termination of the employment relationship	410	391
Post-employment benefits	-	-
Total	**1 446**	**2 646**

Trade receivables from related entities	At 30 June 2009	31 December 2008
From subsidiaries	151 541	181 538
From associates	32	26
From State Treasury Companies	2 861	369
Total receivables from related entities	**154 434**	**181 933**

Significant receivables due to sales transactions with State Treasury Companies at 30 June 2009:

1. Polskie Górnictwo Naftowe i Gazownictwo S.A.	1 312
2. Huta Będzin S.A.	862
3. Grupa TAURON ENERGIAPRO	545
4. Fabryka Przewodów Energetycznych	62

Allowances for impairment of trade receivables from related entities

	For the period from 1 January 2009 to 30 June 2009	from 1 January 2008 to 30 June 2008
Impairment allowance at the beginning of the period	**21 376**	**17 852**
Impairment allowance recognised in profit or loss for the period	-	-
Impairment allowance reversed through profit or loss for the period	-	-
Impairment allowances utilised during the period	-	(244)
Reversal of impairment allowance on costs of legal proceedings	-	(33)
Revaluation of impairment allowance due to foreign exchange differences	-	(2 278)
Reclassification due to loss of control over a subsidiary	(21 373)	
Impairment allowance at the end of the period	**3**	**15 297**

Trade payables towards related entities	At 30 June 2009	31 December 2008
Towards subsidiaries	270 876	232 723
Towards associates	257	327
Towards State Treasury Companies	54 107	63 889
Total payables towards related entities	**325 240**	**296 939**

(amounts in tables in thousand PLN, unless otherwise stated)

34. Related party transactions (continuation)

Significant payables due to purchases from State Treasury Companies at 30 June 2009:

1. Grupa TAURON ENERGIAPRO	43 855
2. Nitroerg S.A.	4 468
3. EnergiaPro Koncern Energetyczny	4 163
4. Polskie Górnictwo Naftowe i Gazownictwo S.A.	1 252

	At	
	30 June 2009	**31 December 2008**
Guarantees received	-	-
No-cost guarantees granted to related entities	-	**2 169**

35. Off-balance sheet liabilities due to operating leases

Total value of future minimum payments due to non-rescindable contractual periods for operating leases and rental contracts

	At	
	30 June 2009	**31 December 2008**
Up to one year	6 408	6 424
From one to five years	12 238	10 724
Over five years	3 348	4 247
Total:	**21 994**	**21 395**

	For the period	
Lease payments recognised in profit or loss	***from 1 January 2009 to 30 June 2009***	***from 1 January 2008 to 30 June 2008***
Value of minimum lease payments	**3 524**	**3 812**

36. Contingent items and other off-balance sheet items

	At	
	30 June 2009	**31 December 2008**
Contingent receivables	**8 279**	**9 858**
Contested State Budget issues	6 881	9 216
Guarantees received	435	435
Other receivables	963	207
Off-balance sheet receivables	**29 583**	**25 195**
Inventions, implementation of projects	29 583	25 195
Contingent liabilities	**17 403**	**31 002**
Guarantees	7 543	7 170
Disputed issues, pending court proceedings	2 834	14 185
Contingent penalties	23	1 627
Preventive safety measures in respect of mine-related damages	7 000	8 000
Other	3	20
Off-balance sheet liabilities	**490 328**	**465 264**
Due to implementation of projects and inventions	102 323	61 706
Operating leases	21 994	21 395
Payments due to perpetual usufruct of land	366 011	382 163

(amounts in tables in thousand PLN, unless otherwise stated)

37. Government grants

In the first half of 2009 the Company made use of Government assistance in the form of subsidies for the financing of the target project "Modernisation of the local furnace ventilation system in the Metallurgy Department". The balance of grants recognised in deferred income at 30 June 2009 amounted to PLN 236 thousand (at 31 December 2008: PLN 272 thousand).

38. Social assets and Social Fund liabilities

KGHM Polska Miedź S.A., in accordance with the obligation resulting from the Social Fund Act dated 4 March 1994, creates a Social Fund. The Fund's purpose is to subsidise the Company's social activity, loans to employees and other social expenditures.

The Company has netted the assets of the Fund with the liabilities towards the Fund, as these assets are not subject to control of the Company and do not meet the definition of an asset. Accordingly, the net balance (receivables from the Social Fund) at 30 June 2009 amounts to PLN 3 360 thousand, and the net balance (Social Funds liability) at 31 December 2008 amounted to PLN 1 370 thousand.

The composition and nature of assets, liabilities and costs related to the Social Fund are presented in the table below.

	At	
Social assets and Social Fund liabilities	**30 June 2009**	**31 December 2008**
Loans granted to employees	110 212	97 256
Other receivables	1 433	3
Cash and cash equivalents	47 359	25 797
Social Fund liabilities	155 644	124 426
Net balance	**3 360**	**(1 370)**
Transfers made to the Social Fund during the financial period	88 516	86 570

39. Employment structure

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
White-collar workers	4 449	4 518
Blue-collar workers	13 955	13 857
Total:	**18 404**	**18 375**

(amounts in tables in thousand PLN, unless otherwise stated)

40. Subsequent events

Conclusion of recruitment process for President of the Management Board
On 20 July 2009 the Supervisory Board of the Company announced the results of the recruitment process and appointed Herbert Wirth to the function of President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term.

Mr. Herbert Wirth was Acting President of the VIIth term Management Board of the Company from 16 June 2009, and before that, from 23 April 2008, he had fulfilled the function of I Vice President of the VIth term Management Board.

Dividend payment
In accordance with resolution of the General Meeting of KGHM Polska Miedź S.A. dated 16 June 2009 regarding the appropriation of Company profit for financial year 2008, on 6 August 2009 the first from two installments of dividend was paid in the amount of PLN 1 432 000 thousand, i.e. 7.16 per share.

Approval of the Adjusted Budget
On 24 August 2009 the Supervisory Board of the Company approved the Adjusted Budget for 2009, prepared based on the financial results of the Company achieved in the first half of 2009 and verified assumptions in the following: macroeconomics conditions, production, hedging, capital expenditures and equity investments. The details of the approved document are described in the Report on the Company's Activities in chapter VIII Realisation of financial forecasts.

Changes in the composition of the Management Board of the Company
On 24 August 2009 the Supervisory Board of the Company appointed Mr. Ryszard Janeczek as the Vice President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term and granted Maciej Tybura the function of I Vice President of the Management Board.

SIGNATURES OF PERSONS REPRESENTING THE COMPANY			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
25 August 2009	Herbert Wirth	President of the Management Board	
25 August 2009	Maciej Tybura	I Vice President of the Management Board	
25 August 2009	Ryszard Janeczek	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
25 August 2009	Ludmiła Mordylak	Chief Accountant of KGHM Executive Director of Accounting Services Center	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

REPORT ON THE COMPANY'S ACTIVITIES IN THE FIRST HALF OF 2009

Lubin, August 2009

CONTENTS

I. Production results 3
II. Sale of products 4
III. Employment 5
IV. Assets 6
V. Equity and Liabilities 7
VI. Financial result 8
VII. Operating costs 9
VIII. Realisation of financial forecasts 10
IX. Risk management 11
X. Contested issues 14
XI. Organisational structure of the Group 15
XII. Ownership structure of KGHM Polska Miedź S.A. 18
LIST OF TABLES, DIAGRAMS AND CHARTS 19

I. Production results

In the first half of 2009 there was a slight increase in ore extraction (dry weight) versus the comparable prior year period, and an increase in copper content from 1.60% to 1.68%. As a result copper mine production increased by nearly 9.9 thousand tonnes (5%) of copper in concentrate.

Due to maintenance on the flash furnace of the Głogów smelter begun in May 2009 and to a decrease in production from purchased copper-bearing materials, electrolytic copper production decreased by 18.2 thousand tonnes (7%).

Other significant changes in the amount of smelter production in the first half of 2009 versus the comparable prior year period were due to:

- changes in copper products resulting from the market demand: wire rod, round billets, oxygen-free copper wire rod and copper grains,
- higher gold production, due to the lower content of this metal in imported concentrates and blister copper processed in the first half of the prior year.

Production results are presented in detail in the table below:

Table 1. Production results in mining

	Unit	2008	I-VI 2008	I-VI 2009	Change*
Copper ore (dry weight)	'000 t	29 416	14 979	**15 173**	101.3
Copper content in ore	%	1.64	1.60	**1.68**	105.0
Amount of copper in ore	'000 t	481.6	239.3	**255.5**	106.8
Amount of copper in concentrate	'000 t	429.4	213.2	**223.1**	104.6

** I-VI 2008 = 100*

Table 2. Production results in smelting

	Unit	2008	I-VI 2008	I-VI 2009	Change*
Copper products:					
Electrolytic copper	'000 t	526.8	258.0	**239.8**	92.9
incl. from external materials	'000 t	105.1	42.3	**40.0**	94.6
Wire rod (Contirod)	'000 t	206.2	118.1	**88.6**	75.0
Oxygen-free copper rod (UPCAST)	'000 t	11.8	5.8	**6.6**	113.8
Round billets	'000 t	20.2	10.8	**8.7**	80.6
Granular copper	'000 t	2.3	1.2	**1.3**	108.3
Other production:					
Metallic silver	t	1 193	600	**607**	101.2
Metallic gold	kg	902	361	**397**	110.0
Crude lead	'000 t	23.7	11.6	**12.1**	104.3
Refined lead	'000 t	20.0	10.0	**10.9**	109.0

** I-VI 2008 = 100*

II. Sale of products

In the first half of 2009, in comparison to the first six months of the prior year, the Company recorded a decrease in the volume of copper sales related to the situation on the market of 20.7 thousand tonnes (8%), including mainly copper wire rod by 31.0 thousand tonnes (26%) alongside an increase in cathode sales by 10.6 thousand tonnes (8%). In addition, in comparison to the analogous prior year period, silver sales increased by 65 t (12%).

Table 3. Sales volume for basic products

	Unit	2008	I-VI 2008	I-VI 2009	Change*
Copper and copper products	'000 t	537.3	265.1	**244.4**	92.2
- of which export **	'000 t	382.6	174.4	**184.7**	105.9
Silver	t	1 175	563	**628**	111.5
- of which export **	t	1 094	522	**604**	115.7
Gold	kg	924	451	**460**	102
- of which export **	kg	348	108	**416**	x3.9

** I-VI 2008 = 100*
*** including sales to European Union countries*

Table 4. Revenues from the sale of products (in '000 PLN)

	2008	I-VI 2008	I-VI 2009	Change*
Total	**11 220 197**	**5 987 423**	**5 058 574**	**84.5**
- of which export **	**7 872 270**	**3 986 484**	**3 882 105**	**97.4**
Copper and copper products	9 442 761	5 047 797	**3 971 186**	78.7
- of which export **	6 586 294	3 311 988	**2 981 775**	90.0
Silver	1 348 511	717 466	**886 867**	123.6
- of which export **	1 255 464	665 747	**853 391**	128.2
Gold	62 652	29 792	**48 561**	163.0
- of which export **	24 605	6 696	**44 079**	x6.6
Other products and services	366 273	192 367	**151 960**	79.0
- of which export **	5 907	2 053	**2 860**	139.3

** I-VI 2008 = 100*
*** including sales to European Union countries*

Total revenues from the sale of KGHM Polska Miedź S.A. products in the first half of 2009 amounted to PLN 5 058 574 thousand and were 16% lower than those achieved in the comparable period of 2008, mainly as a result of lower copper prices and a decrease in orders for wire rod and round billets.

Revenues from the sale of copper and copper products were lower by 21%. Revenues from silver sales, versus the comparable period of 2008, were higher by 24%, as were revenues from gold sales by 63%.

Revenues from sales in the first half of 2009 reflect the positive result from the settlement of hedging instruments in the amount of PLN 487 548 thousand (in the comparable period of 2008, PLN 4 214 thousand).

Geographical structure of product sales

In the first half of 2009 the volume of domestic sales of copper and copper products represented 24% of total copper sales, with export and European Union sales accounting for 76%. During this period, the largest foreign customers for copper produced by KGHM Polska Miedź S.A. were Germany, China, France and the Czech Republic.

In the first half of 2009, export and European Union sales accounted for 96% of silver sales. The largest physical foreign customers for silver were the United Kingdom, Belgium, Germany and the USA.

Macroeconomic sales conditions

After a substantial decrease in the fourth quarter of 2008, the price of copper increased from the beginning of January 2009, and on 11 June 2009 reached the maximum in the first half of 5 266 USD/t. The main reason for this increase was higher demand, by China for refined copper, and by financial investors fearing a weakening of the USD and the possibility of inflation. The average electrolytic copper price in the first half of 2009 was 4 046 USD/t, which was 50% lower than that achieved in the comparable prior period (8 108 USD/t).

The average price of silver in the first half of 2009 was 13.17 USD/troz, which was 24% lower than that achieved in the first half of 2008 (17.38 USD/troz).

The rapid weakening of the Polish zloty versus the USD which began in the fourth quarter of 2008 continued until the middle of February 2009. On 18 February 2009 the highest NBP fixing rate since May 2004 - USD/PLN 3.8978 – was recorded. The average USD exchange rate in the first half of 2009 was 3.36 PLN/USD, which was 47% higher than that achieved in the comparable period of 2008 (2.29 PLN/USD).

III. Employment

Employment at 30 June 2009 was lower by 184 than at the end of the first half of the prior year, and by 293 compared to 31 December 2008.

Employment at the end of the first half of 2009 versus the comparable prior year period is presented in the following table.

Table 5. End-of-period employment

	30.06.2008	31.12.2008	30.06.2009	Change*
Mines	12 301	12 468	**12 312**	98.7
Smelters	4 033	4 024	**3 939**	97.9
Other Divisions	2 192	2 143	**2 091**	97.6
Total	18 526	18 635	**18 342**	98.4

** 31.12.2008 = 100*

Relations with the trade unions

Negotiations with the trade unions regarding the setting of the average monthly wages increase index for 2009 in KGHM Polska Miedź S.A. did not conclude with the reaching of an agreement. In accordance with the law on the negotiating system for setting wages and with the Collective Labour Agreement for the Employees of KGHM Polska Miedź S.A., the index was set separately by the Management Board of the Company at 0%.

As a result of the lack of agreement as to the setting of the wages increase index for 2009, in April 2009 six trade unions issued wage demands: an increase in the wages increase index by 8%, an increase in contributions to the Employee Retirement Program by 2 percentage points, the introduction of a packet of additional medical services, and contributions to the Social Fund.

These demands led to meetings between representatives of the unions and the Management Board of KGHM Polska Miedź S.A. As a result, on 5 May 2009, the parties signed an agreement with the following terms:

- the employees of KGHM Polska Miedź S.A. would be paid a bonus of PLN 5 thousand in two instalments. The first instalment of PLN 3.5 thousand would be paid on 12 May 2009, while the second instalment of PLN 1.5 thousand would be paid by 15 September, contingent on the economic situation of the Company not worsening,
- the basic contribution to the Employee Retirement Program would be increased by 2 percentage points, i.e. to 5% of wages, and
- declaration of the Management Board to cover the Company's employees with a packet of additional medical services provided by MCZ S.A.

The trade unions declared that realisation of this agreement concluded their pay-related claims for the current year.

IV. Assets

At 30 June 2009 the total assets of KGHM Polska Miedź S.A. amounted to PLN 14 656 977 thousand, which in comparison to the end of 2008 means an increase of PLN 756 413 thousand, i.e. by 5%.

Table 6. Assets ('000 PLN)

	31.12.2008	30.06.2009	Change*	Structure (%)
Non-current assets	**8 703 565**	**8 952 663**	**102.9**	**61.1**
Property, plant and equipment	5 515 028	**5 577 126**	101.1	38.1
Intangible assets	80 904	**76 400**	94.4	0.5
Shares in subsidiaries	1 795 013	**1 798 863**	100.2	12.3
Investments in associates	1 163 640	**1 159 947**	99.7	7.9
Deferred tax asset	-	**114 090**	x	0.8
Available-for-sale financial assets	21 034	**20 446**	97.2	0.1
Held-to-maturity investments	59 545	**66 349**	111.4	0.5
Derivative financial instruments	6 501	**75 996**	x 11.7	0.5
Trade and other receivables	61 900	**63 446**	102.5	0.4
Current assets	**5 173 979**	**5 701 754**	**110.2**	**38.9**
Inventories	1 446 802	**1 657 146**	114.5	11.3
Trade and other receivables	1 222 501	**1 497 674**	122.5	10.2
Held-to-maturity investments	-	**2 180**	x	0.0
Derivative financial instruments	711 096	**222 922**	31.3	1.5
Cash and cash equivalents	1 793 580	**2 321 832**	129.5	15.8
Non-current assets held for sale	**23 020**	**2 560**	**11.1**	**0.0**
Total Assets	**13 900 564**	**14 656 977**	**105.4**	**100.0**

** 31.12.2008 = 100*

The largest item of assets was property, plant and equipment. The increase in the value of tangible assets in the first half of 2009 is mainly due to realisation of the investment program. Capital expenditures amounted to PLN 485 680 thousand, of which PLN 235 789 thousand (49%) represented development investments, including construction of the SW-4 shaft and drift tunnels to access the „Głogów Głęboki Przemysłowy" deposit.

During the first half the Company did not make any significant equity investments, and the total value of shares amounted to PLN 2 958 810 thousand, remaining at a level similar to that at the end of 2008.

The largest item of current assets was cash and cash equivalents, whose amount increased by nearly 30% compared to the end of 2008. Cash and cash equivalents are mainly the result of profits generated from operating activities. Another item of significance in the first half of 2009 was the amount of dividends received. Inflow in this regard in the first half of 2009 amounted to PLN 90 719 thousand, most of which was due to the first instalment of the dividend from Polkomtel S.A. The Company invested the funds obtained mainly in bank deposits of up to 3 months, in order to, among others, ensure funds for payment of the shareholder dividend from 2008 profit.

Another significant item of current assets was inventories. The carrying amount of inventories increased by PLN 210 344 thousand compared to the end of 2008, mainly with respect to semi-products and work in progress (an increase by PLN 201 506 thousand). This was the result of a near-doubling in the value of copper concentrate inventories (mainly due to maintenance on a furnace at the Głogów smelter).

In the first half of 2009 current trade receivables increased from PLN 498 545 thousand to PLN 804 538 thousand, the result among others of an increase in metals prices as compared to the end of 2008. Other receivables in the amount of PLN 693 136 thousand were mainly related to the dividend due from Polkomtel S.A. as well as receivables due to taxation, customs, insurance and due to bank deposits from three to twelve months.

At the end of June 2009 derivative financial instruments in current assets amounted to PLN 222 922 thousand and were lower by PLN 488 174 thousand versus the end of 2008, due to changes in the price of copper and to the settlement and entering into new derivative transactions.

V. Equity and Liabilities

Equity in the amount of PLN 9 214 967 thousand represented 63% of equity and liabilities (76% at the end of 2008). The decrease in equity by PLN 1 376 325 thousand, i.e. by 13%, in the first half of 2009 was primarily due to retained earnings, mainly due to the decision by the Ordinary General Meeting to pay a dividend for 2008 (PLN 2 336 000 thousand). In addition, the profit for the current period of PLN 1 472 634 thousand increased retained earnings.

Table 7. Sources of financing of assets ('000 PLN)

	31.12.2008	30.06.2009	Change*	Structure (%)
Equity	**10 591 292**	**9 214 967**	**87.0**	**62.9**
Share capital	2 000 000	**2 000 000**	100.0	13.6
Accumulated other comprehensive income	518 748	**5 789**	1.1	0.0
Retained earnings	8 072 544	**7 209 178**	89.3	49.2
Non-current liabilities	**1 640 668**	**1 493 035**	**91.0**	**10.2**
Trade and other payables	24 962	**21 470**	86.0	0.1
Borrowings and finance lease liabilities	17 173	**13 396**	78.0	0.1
Derivative financial instruments	-	**9 780**	x	0.1
Deferred tax liabilities	31 516	-	0.0	0.0
Liabilities due to employee benefits	975 697	**1 005 530**	103.1	6.9
Provisions for other liabilities and charges	591 320	**442 859**	74.9	3.0
Current liabilities	**1 668 604**	**3 948 975**	**x 2.4**	**26.9**
Trade and other payables	1 476 088	**3 701 966**	x 2.5	25.3
Borrowings and finance lease liabilities	7 120	**10 645**	149.5	0.1
Liabilities due to current income tax	64 866	**66 687**	102.8	0.5
Derivative financial instruments	3 771	**48 989**	x 13.0	0.3
Liabilities due to employee benefits	73 289	**86 219**	117.6	0.6
Provisions for other liabilities and charges	43 470	**34 469**	79.3	0.2
Total equity and liabilities	**13 900 564**	**14 656 977**	**105.4**	**100.0**

** 31.12.2008 = 100*

Total non-current and current liabilities amounted to PLN 5 442 010 thousand, of which the largest-value item was the amount of shareholder liabilities of PLN 2 336 000 thousand related to the dividend from 2008 profit. These liabilities will remain outstanding until their date of payment, which in accordance with a resolution of the General Meeting is in August and November 2009.

Among remaining liabilities the following are significant in terms of their amounts (in '000 PLN):

- trade payables 590 119
- accruals 331 261
  (of which PLN 134 973 thousand represent provisions, for the annual bonus, in accordance with the Collective Labour Agreement)
- taxation and social insurance 225 473

- liabilities due to employee benefits 1 091 749
  (of which: PLN 663 815 thousand represent liabilities due to the coal equivalent payment, and PLN 231 350 thousand represent liabilities due to jubilee awards)

The prevailing part of total provisions for liabilities of PLN 477 328 thousand (non-current and current) is a revalued provision for decommissioning costs of mines and other facilities in the amount of PLN 448 065 thousand.

Off-balance sheet liabilities and receivables

At 30 June 2009, contingent and off-balance sheet receivables of the Company amounted to PLN 37 862 thousand, most of which related to off-balance sheet receivables due to implementation of projects and inventions (PLN 29 583 thousand).

Contingent and off-balance sheet liabilities at the end of the first half of 2009 amounted to PLN 507 731 thousand, and were mainly in respect of:

- future payments due to perpetual usufruct of land in the amount of PLN 366 011 thousand (this is not a due liability, but only represents the basis for making annual payments to the State Treasury),
- liabilities due to implementation of projects and inventions in the amount of PLN 102 323 thousand,
- an operating lease in the amount of PLN 21 994 thousand.

VI. Financial result

In the first half of 2009 the Company generated a profit for the period of PLN 1 472 634 thousand, i.e. 81% of the result achieved in the comparable prior period.

Table 8. Income statement ('000 PLN)

	2008	I-VI 2008	I-VI 2009	Change*
Sales	11 302 913	6 030 935	**5 099 260**	84.6
Operating costs	7 910 537	3 810 538	**3 641 907**	95.6
Profit on sales	3 392 376	2 220 397	**1 457 353**	65.6
Profit/(loss) on other operating activities	203 988	(25 897)	**308 807**	X
Operating profit (EBIT)	3 596 364	2 194 500	**1 766 160**	80.5
Profit/(loss) on financing activities	(42 735)	(17 813)	**(18 896)**	106.1
Profit before income tax	3 553 629	2 176 687	**1 747 264**	80.3
Profit for the period	**2 920 378**	**1 814 690**	**1 472 634**	**81.2**
EBITDA (EBIT + depreciation/amortisation)	*4 077 740*	2 426 441	**2 034 241**	83.8

** I-VI 2008 = 100*

The lower profit for the period (by PLN 342 056 thousand) is due to a decrease in the following (in '000 PLN):

- copper, silver and gold prices (3 644 877)
- the volume of copper, silver and gold sales (310 650)

alongside the following factors increasing the result:
- depreciation of PLN +2 583 752
- improvement of the result on hedging transactions +540 586
  (of which: adjustment of sales +483 335 thousand, and the measurement and settlement of hedging transactions recognised in other operating activities in the amount of +PLN 57 251 thousand)
- the decrease in the total cost of sales +168 631
- the affect of exchange rate differences +162 781
- higher dividends received +113 523
- the decrease in income tax expense +87 367

Table 9. Basic factors affecting the financial result of the Company

	Unit	2008	I-VI 2008	I-VI 2009	Change*
Sale of copper and copper products	'000 t	537.3	265.1	**244.4**	92.2
Silver sales	t	1 175	563	**628**	111.5
Average copper price on the LME	USD/t	6 952	8 108	**4 046**	49.9
Average silver price on the LBM	USD/troz	14.99	17.38	**13.17**	75.8
Average exchange rate per NBP	PLN/USD	2.41	2.29	**3.36**	146.7
Unit cost of electrolytic copper production	USD/t	4 878	5 112	**3 136**	61.3
	PLN/t	11 736	11 684	**10 547**	90.3

** I-VI 2008 = 100*

In the first half of 2009 revenues from the sale of copper and silver represented 95% of sales, and were lower by PLN 907 210 thousand, i.e. by 16% versus the comparable prior period.

The Company earned a profit on other operating activities of PLN 308 807 thousand, composed of the following (in '000 PLN):

- dividends received 341 592
- a loss on the measurement and realisation of derivative instruments (110 591)
- interest income from financial instruments 55 195
- foreign exchange gains 16 806
- other 5 805

The loss on financing activities amounted to PLN 18 896 thousand and was mainly due to the revaluation of present value of provisions (PLN 16 375 thousand).

VII. Operating costs

Operating costs in the first half of 2009 versus the comparable prior period decreased by PLN 168 631 thousand, i.e. by 4%, alongside an 8% lower volume of sales of copper products. The change in operating costs is due among others to the storage of internal copper concentrate due to the continuing maintenance at the Głogów smelter.

Costs by type increased by PLN 54 986 thousand, i.e. by 1.5%. The structure of costs by type is shown in the table below.

Table 10. Structure of costs by type (%)

	2008	I-VI 2008	I-VI 2009
Depreciation/Amortisation	6.2	6.2	**7.0**
Materials and energy consumption	44.2	45.0	**42.2**
including external copper-bearing materials	20.9	21.6	**17.6**
External services	13.3	12.7	**12.5**
Labour costs	31.5	31.4	**34.1**
Taxes and charges	3.6	4.1	**3.6**
Other	1.4	0.6	**0.6**

The pre-precious metals credit unit cost of electrolytic copper production (i.e. prior to subtracting the value of silver and gold) in the first half of 2009 amounted to PLN 13 325 PLN/t, and was lower by 360 PLN/t, i.e. by 2.6%, than in the comparable prior period. The main reasons for this change in the unit cost are:

- the lower value of external copper-bearing materials due to a decrease in prices by 25% and volume by 6% - a decrease in the cost by 757 PLN/t, and
- a decrease in the volume of electrolytic copper production by 7% - an increase in the unit cost by 536 PLN/t.

Due to the positive valuation of anode slimes, the total unit cost of electrolytic copper production in the first half of 2009 decreased versus the first half of 2008 by 10% (by 1 137 PLN/t) and amounted to PLN 10 547 PLN/t.

Table 11. Unit cost of electrolytic copper production

	Unit	2008	I-VI 2008	I-VI 2009	Change*
Electrolytic copper production	'000 t	526.8	258.0	**239.8**	92.9
- from internal concentrates	'000 t	421.7	215.7	**199.8**	92.6
- from external copper-bearing materials	'000 t	105.1	42.3	**40.0**	94.6
Pre-precious metals credit unit cost of copper production	PLN/t	13 434	13 685	**13 325**	97.4
- from internal concentrates	PLN/t	12 882	12 630	**13 131**	104.0
- from external copper-bearing materials	PLN/t	15 648	19 058	**14 296**	75.0
Total unit cost of copper production	PLN/t	11 736	11 684	**10 547**	90.3
- from internal concentrates	PLN/t	10 797	10 279	**9 857**	95.9
- from external copper-bearing materials	PLN/t	15 504	18 839	**13 993**	74.3

** I-VI 2008 = 100*

The pre-precious metals credit unit cost of electrolytic copper production from internal concentrates in the first half of 2009 was higher by 501 PLN/t, i.e. by 4%, than the cost in the comparable prior period. The main reason for this increase in the unit cost was the lower volume of production from internal concentrates by 7%, which caused an increase in the cost by 657 PLN/t.

Similarly as in the case of the total unit cost of electrolytic copper production, the positive valuation of anode slimes, due to the higher market prices of silver and gold, impacted the total unit cost of copper production from internal concentrates, which in the first half of 2009 amounted to PLN 9 857 PLN/t and was lower than that achieved in the comparable prior period by 422 PLN/t, i.e. by 4%.

VIII. Realisation of financial forecasts

On 23 February 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the Budget for 2009, which assumed the achievement in 2009 of revenues from sales in the amount of PLN 7 048 million and profit for the period in the amount of PLN 488 million.

Due to an improvement in macroeconomic factors and to a change in costs by type, the Company updated the projected financial results on 14 May 2009, and then in connection with the approval of the Adjusted Budget by the Supervisory Board on 24 August 2009 it published a current report presenting updated forecast of financial results for 2009.

The Adjusted Budget foresees the achievement in 2009 of revenues from sales in the amount of PLN 9 662 million and profit at the level of PLN 1 950 million. The projection reflects the financial results of the Company realised in the first half of 2009 and verified assumptions in the following: macroeconomics conditions, production, capital expenditures, equity investments and hedging.

The slight increase in the projected result (with reference to the Projection from 14 May 2009) despite an improvement in the assumed copper price and increase in the copper and silver production mainly results from:

- a lower exchange rate than that assumed in the Projection,
- higher costs by type, mainly due to a higher price and volume of external copper-bearing materials, and
- limitation of the positive effects of hedging transactions resulting from an increase in the copper price.

Table 12. Realisation of projected Company results after the first half of 2009

	Unit	Budget 2009*	Projection 2009**	Adjusted Budget 2009***	Execution I-VI 2009	Advance on plan (%)
Sales	**million PLN**	**7 048**	**9 065**	**9 662**	**5 099**	**52.8**
Profit for the period	**million PLN**	**488**	**1 906**	**1 950**	**1 473**	**75.5**
Electrolytic copper production	'000 t	512.3	496.0	500.9	239.8	47.9
- of which from external copper-bearing materials	'000 t	98.5	81.0	87.3	40.0	45.8
Silver production	t	1 125	1 159	1 203	607	50.5
Total unit cost of	PLN/t	10 466	10 659	11 160	10 547	94.5
electrolytic copper production	USD/t	3 609	3 280	3 600	3 136	87.1
Average annual copper price	USD/t	3 200	3 800	4 500	4 046	89.9
	PLN/t	9 280	12 350	13 950	13 547	97.1
Average annual silver price	USD/troz	10.00	12.60	13.00	13.17	101.3
USD/PLN exchange rate	USD/PLN	2.90	3.25	3.10	3.36	108.4

** Budget for 2009 approved on 23 February 2009 and published in a current report on the same day*
*** Adjusted projection published in a current report dated 14 May 2009*
****Adjusted Budget approved on 24 August 2009 and published in the current report on the same day*

In the first six months of 2009 the Company realised 53% of its planned sales target for 2009. The high level of achievement of planned sales together with the recognition in the half-year result of income from the dividend of Polkomtel SA are the main reasons for the achievement after the first six months of 76% of the planned profit for 2009.

IX. Risk management

In the first half of 2009 copper price hedging strategies represented approx. 26% (in the first half of 2008 28%) of the sales of this metal realised by the Company. With respect to silver sales this figure amounted to approx. 24% (in the first half of 2008 33 %). In the case of currency market, hedged revenues from sales represented approx. 36% (in the first half of 2008 0%) of total revenues from sales realised by the Company.

In the first half of 2009 the result on derivative instruments amounted to PLN 376 957 thousand. The effective part of the measurement of hedging instruments transferred from equity to revenues from sales in the income statement in the financial period amounted to PLN 487 548 thousand. Other operating costs due to the measurement of derivative instruments amounted to PLN 91 887 thousand, and from the realisation of derivative instruments, PLN 18 704 thousand. The adjustment of other operating costs due to the measurement of derivative instruments results mainly from changes in the time value of options which are to be settled in future periods. Due to the hedge accounting regulations applied in the Company, changes in the time value of options is not recognised in the equity.

The impact of derivative instruments on the profit or loss of the current and comparable periods is presented below:

	Period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Impact on sales	**487 548**	**4 214**
Impact on other operating costs	**(110 591)**	**(167 842)**
Losses from realisation of derivative instruments	(18 704)	(11 706)
Losses from measurement of derivative instruments	(91 887)	(156 136)
Total impact of derivative instruments on profit or loss:	**376 957**	**(163 628)**

In the first half of 2009 the Company implemented copper price hedging strategies with a total volume of 147 thousand tonnes and a time horizon falling in the second half of 2009 and the first

half of 2010. The Company made use of options, including put, strategies collar and seagull. In the period the Company did not implement adjustment hedge transactions.

In the case of the silver market, during the analysed period strategies were implemented to hedge the price of this metal with a total volume of 3.6 million troz and a time horizon falling in 2010. The Company made use of put options. In the first half of 2009, adjustment hedge transactions were not implemented on the silver market either.

In the case of the forward currency market, in the first half of 2009 the Company implemented strategies hedging the USD/PLN rate for an amount of USD 810 million and a time horizon falling in the second half of 2009 and in the entire year 2010. The Company made use of options, including put and collar strategies. During the analysed period there were no adjustment hedge transactions implemented on the currency market.

The Company remains hedged for a portion of copper sales planned in the second half of 2009 (108 thousand tonnes) and in the first half of 2010 (39 thousand tonnes), for a portion of silver sales planned in the second half of 2009 (4.8 million troz) and in 2010 (3.6 million troz). With respect to revenues from sales (currency market) the Company holds a hedging position in the second half of 2009 of USD 642 million and in 2010 of USD 360 million.

Following is a condensed table of hedging positions, by type of hedged asset and instruments used at 30 June 2009.

HEDGING POSITION – COPPER MARKET

Period	Instrument		Nominal [tonnes]	Execution price [USD/t]	Average weighted premium [USD/t]	Effective hedge price [USD/t]
II half of 2009	Purchased put option		39 000	4 700	(695)	4 005
	Collar	Sold call option	39 000	5 700	(332.28)	4 172.72 participation restricted to 5 700
		Purchased put option		4 500		
	Seagull*	Sold call option	30 000	6 500	(134.40)	4 565.60 restricted to 3 500 participation restricted to 6 500
		Purchased put option		4 700		
		Sold put option		3 500		
	Total		**108 000**			
TOTAL II half of 2009			**108 000**			
I half of 2010	Purchased put option		39 000	4 700	(695)	4 005
	Total		**39 000**			
TOTAL 2010			**39 000**			

**Due to hedge accounting laws, transactions which comprise the seagull structure, such as purchased puts and sold calls, are shown in the table containing a detailed listing of positions in derivative instruments - „Hedging instruments", while sold puts are presented in the table „Trade instruments".*

HEDGING POSITION – SILVER MARKET

Period	Instrument	Nominal [million troz]	Execution price [USD/troz]	Average weighted premium [USD/troz]	Effective hedge price [USD/troz]
II half of 2009	Purchased put option	4.80	12.00	(1.13)	10.87
	Total	**4.80**			
TOTAL II half of 2009		**4.80**			
I half of 2010	Purchased put option	1.80	14.00	(2.00)	12.00
	Total	**1.80**			
II half of 2010	Purchased put option	1.80	14.00	(2.00)	12.00
	Total	**1.80**			
TOTAL 2010		**3.60**			

HEDGING POSITION – CURRENCY MARKET

Period	Instrument		Nominal [million USD]	Execution price [USD/PLN]	Average weighted premium [PLN per 1 USD]	Effective hedge price [USD/PLN]
II half of 2009	Purchased put option		60	2.5500	(0.0821)	2.4679
	Purchased put option		60	2.6000	(0.0711)	2.5289
	Purchased put option		42	2.6500	(0.0948)	2.5552
	Purchased put option		30	2.7500	(0.1430)	2.6070
	Collar	Sold call option	270	3.8000	(0.0709)	2.8383 participation restricted to 3.8000
		Purchased put option		2.9092		
	Collar	Sold call option	180	3.6000	-	2.9430 participation restricted to 3.6000
		Purchased put option		2.9430		
	Total		642			
TOTAL II half of 2009			642			
I half of 2010	Collar	Sold call option	120	4.4025	-	3.2000 participation restricted to 4.4025
		Purchased put option		3.2000		
	Collar	Sold call option	60	4.3006	(0.10)	3.2000 participation restricted to 4.3006
		Purchased put option		3.3000		
	Total		180			
II half of 2010	Collar	Sold call option	120	4.4025	-	3.2000 participation restricted to 4.4025
		Purchased put option		3.2000		
	Collar	Sold call option	60	4.3006	(0.10)	3.2000 participation restricted to 4.3006
		Purchased put option		3.3000		
	Total		180			
TOTAL 2010			360			

The Company continuously monitors metal and currency markets, which are the basis for decisions on implementing hedging strategies.

At 30 June 2009 the fair value of open positions in derivative instruments amounted to PLN 240 149 thousand, of which PLN 241 185 thousand was in respect of the fair value of hedging instruments, while PLN (1 036) thousand was in respect of the fair value of traded derivative instruments. Derivative instruments whose date of settlement was 2 July 2009 were measured at fair value in the amount of PLN 38 264 thousand, and accounted for in trade and other receivables as receivables due to unsettled derivative instruments. The fair value of open positions in derivative instruments varies in dependence on changes in market conditions, and the final result on these transactions may vary significantly from the amounts described above.

At 30 June 2009, the accumulated other comprehensive income amounted to PLN 2 562 thousand, of which PLN 7 thousand related to the effective portion of the result from the measurement of transactions hedging metals price risk, and PLN 2 555 thousand related to the effective portion of the result from the measurement of transactions hedging exchange rate risk.

At the end of 2008, the accumulated other comprehensive income from measurement of the effective portion of the fair value of hedging instruments amounted to PLN 627 757 thousand.

The tables below present the balances and movements in equity resulting from the transfer of effective portion of the gain or loss from changes in the fair value of derivative instruments designated as hedging instruments in cash flow hedges.

AMOUNT RECOGNISED IN EQUITY	At	
	31 December 2008	**30 June 2009**
Accumulated other comprehensive income – commodity price risk hedging transactions (copper and silver) – derivatives	**627 757**	**7**
Accumulated other comprehensive income – currency risk hedging transactions – derivatives	**-**	**2 555**
Total accumulated other comprehensive income - financial instruments hedging future cash flows (excluding the deferred tax effects)	**627 757**	**2 562**

Gains or (losses) on derivative instruments hedging future cash flows recognised directly in equity	For the period		
	from 01.01.08 to 31.12.08	**from 01.01.08 to 30.06.08**	**from 01.01.09 to 30.06.09**
Accumulated gain or loss achieved on financial instruments hedging future cash flows at the beginning of the financial period	**9 895**	**9 895**	**627 757**
Amount recognised in equity in the reporting period due to hedging transactions	1 197 853	2 119	(137 647)
Amount transferred from equity to revenues from sales in the income statement in the financial period	(579 991)	(4 214)	(487 548)
Accumulated in equity gain or loss achieved on derivative instruments hedging future cash flows at the end of the financial period (excluding the deferred tax effects)	**627 757**	**7 800**	**2 562**

Details of the risk management policy in the Company together with identification of the main types of risk can be found in Notes 10, 28 and 29 of the financial statements.

X. Contested issues

At 30 June 2009 the total value of ongoing contested issues both by and against KGHM Polska Miedź S.A. and in the subsidiaries of the Company amounted to PLN 240 144 thousand, including receivables of PLN 146 864 thousand and liabilities of PLN 93 280 thousand.

With respect to KGHM Polska Miedź S.A. the value of proceedings amounted to PLN 161 727 thousand, including receivables of PLN 87 842 thousand and liabilities of PLN 73 885 thousand, while the value of proceedings in subsidiaries amounted to PLN 78 417 thousand, including receivables of PLN 59 022 thousand and liabilities of PLN 19 395 thousand.

The largest proceedings involving KGHM Polska Miedź S.A. and its subsidiaries, with respect to receivables and liabilities at the end of the first half of 2009 concern the following:

– royalties for use of a patent from invention project no. 1/97/KGHM.

  Value of amount under dispute: PLN 42 413 thousand. The claim was filed with the Regional Court in Legnica on 26 September 2007 by 14 co-authors of invention project nr 1/97/KGHM. KGHM Polska Miedź S.A. received a summons on 14 January 2008. Each of the plaintiffs in this

complaint is demanding compensation equivalent to the given plaintiff's share in the economic effects achieved.

On 21 January 2008 the Company filed a counter claim against these same 14 project co-authors for payment of erroneously paid remuneration for the said patent in the amount of PLN 25 195 thousand due to use of invention project nr 1/07/KGHM. The court has combined both of these claims for mutual hearing. Proceedings are in progress.

- compensation for unrealised delivery of tubing.

  Value of amount under dispute: USD 4 222 thousand (PLN 13 398 thousand per the NBP rate of 30 June 2009). The claim was filed on 2 April 2009 by DFM ZANAM-LEGMET Sp. z o. o. - a subsidiary of KGHM Ecoren S.A. - against a company with its registered head office in Ukraine for failure to uphold the conditions of a contract entered into in May 2007. The amount of the claim includes contractual penalties for late deliveries of tubing, and for failures to adhere to the contract by the plaintiff, as well as the return of the downpayment. Proceedings are in progress.

- return of excise tax.

  Value of amount under dispute: PLN 12 531 thousand. A claim was filed with the Voivodeship Administrative Court by POL-MIEDŹ TRANS Sp. z o. o. - a subsidiary of KGHM Polska Miedź S.A. - against a decision of the Director of the Customs Office setting excise taxation for the months from March to December 2003. The proceedings were suspended at the mutual request of the parties.

XI. Organisational structure of the Group

At 30 June 2009 KGHM Polska Miedź S.A. owned shares directly in 20 companies. Seven companies belonging to the KGHM Polska Miedź S.A. Group possess their own group structures: KGHM Ecoren S.A., PHP „MERCUS" sp. z o.o., DIALOG S.A. and POL-MIEDŹ TRANS Sp. z o.o., KGHM CUPRUM sp. z o.o. - CBR, „Energetyka" sp. z o.o. and WM „Łabędy" S.A. The equity investments of KGHM Polska Miedź S.A. in individual entities are shown in the diagram below.

Diagram 1. Entities in which KGHM Polska Miedź S.A. owned shares directly at 30 June 2009


KGHM Polska Miedź S.A.
KGHM Ecoren S.A. 100%
„Energetyka" sp. z o.o. 100%
POL-MIEDŹ TRANS Sp. z o.o. 100%
PeBeKa S.A. 100%
DIALOG S.A. 100%
CBJ sp. z o.o. 100%
KGHM CUPRUM sp. z o.o. - CBR 100%
„MCZ" S.A. 100%
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges. m.b.H 100%
PHP „MERCUS" sp. z o.o. 100%
Zagłębie Lubin S.A. 100%
KGHM Metraco S.A. 100%
KGHM TFI S.A. 100%
KGHM CONGO S.P.R.L. 99.98%
TUW - CUPRUM 93.8%
KGHM LETIA S.A. 85.45%
PCPM sp. z o.o. 82.86%
Polkomtel S.A. 24.39%
INTERFERIE S.A. 2.06%

The companies of the Group are entities with varied operating profiles. The products and services they offer include those directly related to the core business of KGHM Polska Miedź S.A. (such as mine construction, the generation of electricity and heat, mining machinery and equipment and research and development) as well as those unrelated to supporting the core business of KGHM Polska Miedź S.A., such as tourism, transportation, telecommunications and medicine.

Consolidated entities

Direct subsidiaries of KGHM Polska Miedź S.A.:

- KGHM Ecoren S.A.
- DIALOG S.A.
- „Energetyka" sp. z o.o.
- PeBeKa S.A.
- POL-MIEDŹ TRANS Sp. z o.o.
- KGHM Metraco S.A.
- PHP „MERCUS" sp. z o.o.
- CBJ sp. z o.o.
- KGHM CUPRUM sp. z o.o. – CBR
- „MCZ" S.A.
- Zagłębie Lubin S.A.
- KGHM Polish Copper Ltd.
- KGHM Kupferhandelsges. m.b.H.
- KGHM CONGO S.P.R.L. (until the date of loss of control, i.e. 25 March 2009)
- KGHM LETIA S.A.
- KGHM TFI S.A.

Direct associate of KGHM Polska Miedź S.A.:

- Polkomtel S.A.

Indirect subsidiaries (parent company in parentheses):

- ZANAM-LEGMET Sp. z o.o. (KGHM Ecoren S.A.)
- INOVA Spółka z o.o. (KGHM Ecoren S.A.)
- WFP Hefra S.A. (KGHM Ecoren S.A.)
- WM „ŁABĘDY" S.A. (KGHM Ecoren S.A.)
- INTERFERIE S.A. (KGHM Ecoren S.A.)
- Ecoren DKE Spółka z o.o. (KGHM Ecoren S.A.)
- AVISTA MEDIA Sp. z o.o. (DIALOG S.A.)
- PETROTEL Sp. z o.o. (DIALOG S.A.)
- WMN Sp. z o.o. (WM „ŁABĘDY" S.A.)
- PHU „Lubinpex" Sp. z o.o. (PHP „MERCUS" sp. z o.o.)
- PMT Linie Kolejowe Sp. z o.o. (POL-MIEDŹ TRANS Sp. z o.o.)
- KGHM HMS Bergbau AG (KGHM CUPRUM sp. z o.o. – CBR)
- „Biowind" Sp. z o.o. („Energetyka" sp. z o.o.)

In the first half of 2009 the following changes occurred in the structure of the Group:

- Acquisition of shares in the company „BIOWIND" Sp. z o.o.

  On 5 January 2009 an agreement for the acquisition of the shares of the company „BIOWIND" Sp. z o.o. with its registered head office in Gdańsk was entered into between „Energetyka" sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) and two physical persons.

  Based on this agreement, „Energetyka" sp. z o.o. acquired 1 000 shares with a nominal value of PLN 50 each, having a total nominal value of PLN 50 thousand, representing 100% of the shares of „BIOWIND" Sp. z o.o. and granting 100% of the votes at the General Shareholders' Meeting of „BIOWIND" Sp. z o.o.

  The purchase price for the shares amounts to PLN 450 thousand. The shares were paid for in cash. The share capital of „BIOWIND" Sp. z o.o. amounts to PLN 50 thousand and is divided into 1000 shares with a nominal value of PLN 50 per share.

  The total cost of acquisition of these shares was PLN 455 thousand. The acquisition of these assets was financed using the internal funds of „Energetyka" sp. z o.o. The net asset value of the company „BIOWIND" Sp. z o.o. is PLN 50 thousand. As the value is immaterial the purchase cost was not allocated and goodwill was set at PLN 405 thousand. No assets were identified which were not accounted for in the balance sheet.

The purchase of shares of „BIOWIND" Sp. z o.o., holding a lease on property (around 300 hectares) in the Warmińsko-Mazurskie Voivodeship, enables the commencement of formal procedures aimed at realising an investment related to the construction of a wind farm.

From the date of purchase to the balance sheet date, „BIOWIND" Sp. z o.o. had not earned revenues, and had incurred a loss of PLN 15 thousand.

- Acquisition of shares of PETROTEL Sp. z o.o.

On 12 January 2009 DIALOG S.A. (a subsidiary of KGHM Polska Miedź S.A.) acquired from minority shareholders 2 009 shares of PETROTEL Sp. z o.o. with a nominal value of PLN 1 000 per share, as a result of which the share of DIALOG S.A. in the share capital of PETROTEL Sp. z o.o. increased to 99.56%. On 20 March 2009 DIALOG S.A. purchased a further 35 shares, and its share in the share capital of PETROTEL Sp. z o.o. currently amounts to 99.99%. The total cost of acquisition of 24.93 % of the shares of PETROTEL Sp. z o.o. amounts to PLN 10 895 thousand.

- Acquisition of shares of Ecoren DKE sp. z o.o.

On 14 January 2009 an agreement for the acquisition of the shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. (a direct subsidiary of KGHM Ecoren S.A.) was signed between KGHM Ecoren S.A. (a direct subsidiary of KGHM Polska Miedź S.A.) and SITA POLSKA SPÓŁKA Z OGRANICZONĄ ODPOWIEDZIALNOŚCIĄ). Based on this agreement, KGHM Ecoren S.A. acquired 380 shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. having a total nominal value of PLN 380 thousand, representing 49.67% of the share capital of Dolnośląska Korporacja Ekologiczna Sp. z o.o. and granting 49.67% of the votes at the General Shareholders' Meeting. Currently KGHM Ecoren S.A. owns 100% of the share capital of Dolnośląska Korporacja Ekologiczna Sp. z o.o. and 100% of the votes at the General Shareholders' Meeting.

The shares were acquired for PLN 2 806 thousand and paid for in cash on the date of signing the agreement. The acquisition of these assets was financed using the internal funds of KGHM Ecoren S.A. The total cost of acquiring these shares amounts to PLN 2 829 thousand. The net assets due the buyer, representing 49.67% of the share capital, amounts to PLN 1 314 thousand. Goodwill provisionally set amounts to PLN 1 515 thousand.

- Loss of control over the company KGHM CONGO S.P.R.L.

On 25 March 2009 the Management Board of the company KGHM CONGO S.P.R.L. departed the territory of the Democratic Republic of Congo due to safety-related threats and the inability to carry out its business operations, abandoning the company's assets without any supervision.

Due to the loss of ability to direct the financial and operational policy of the company for the purpose of achieving benefits from its operations, the Management Board of the Parent Entity resolved to settle the losses recognised in the consolidated financial statements from the date of acquisition of KGHM CONGO S.P.R.L. to the date on which the Parent Entity ceased to control over this entity as a profit/loss due to loss of control over a subsidiary.

As a result of settlement a gain was set due to loss of control in the amount of PLN 21 457 thousand. In addition, an allowance for impairment of receivables was recognised in other operating costs in the amount of PLN 21 373 thousand due to unpaid liabilities of KGHM CONGO S.P.R.L. towards the Parent Entity.

- Founding of KGHM HMS Bergbau AG

On 17 June 2009 an agreement was signed for the foundation of the company KGHM HMS Bergbau AG. Its founders are KGHM CUPRUM Sp. z o.o. - CBR (a 100% subsidiary of KGHM Polska Miedź S.A.), which acquired 74.9% of the share capital, and HMS Bergbau AG (the remaining 25.1% of the share capital). This entity was founded under German commercial law, and its registered head office is in Berlin.

KGHM HMS Bergbau AG was founded for the purpose of exploration and evaluation of deposits of copper and other metals in Europe. The first project to be pursued by the company will involve exploration within the territory of Saxony in Germany.

The foundation of KGHM HMS Bergbau AG is related to realisation of the Strategy of KGHM Polska Miedź S.A. for the years 2009 - 2018 which was approved in February 2009. With respect to that part of the Strategy involving development of the resource base, it assumes among others exploring for new deposits in the region.

The share capital of KGHM HMS Bergbau AG amounts to EUR 50 thousand, i.e. PLN 225 thousand. The cost of acquiring these shares was PLN 168 thousand. At the acquisition date minority interest amounted to PLN 57 thousand.

At 30 June 2009 KGHM HMS Bergbau AG had no revenues from sales.

- Founding of KGHM TFI S.A.

On 10 June 2009 KGHM Polska Miedź S.A. founded the company KGHM TOWARZYSTWO FUNDUSZY INWESTYCYJNYCH SPÓŁKA AKCYJNA (KGHM TFI S.A.), in which it acquired 100 % of the shares with a total nominal value of PLN 2 800 thousand, covered by cash. The issue price of the shares is equal to their nominal value. The company was court registered on 29 June 2009.

The subject of activities of KGHM TFI S.A. is the creation and management of investment funds and the management of financial instrument portfolios.

At 30 June 2009 KGHM TFI S.A. had no revenues from sales.

In the first half of 2009 the subsidiaries of the KGHM Polska Miedź S.A. Group did not enter into significant transactions with related entities which were not of an arm's length character.

XII. Ownership structure of KGHM Polska Miedź S.A.

At 30 June 2009 the share capital of the Company, in accordance with the entry in the National Court Register, amounted to PLN 2 billion and was divided into 200 million shares, series A, having a face value of PLN 10 each. All shares are bearer shares. The Company has not issued preference shares. Each share grants the right to one vote at the General Meeting.

At 30 June 2009, based on information held by the Company, the only shareholder of the Company holding at least 5% of the share capital and simultaneously granting the right to the same number of votes at the General Meeting was the Polish State Treasury, which - based on an announcement dated 16 May 2007 - held 83 589 900 shares, representing 41.79% of the share capital of the Company and the same number of votes at the General Meeting.

The remaining shareholders of the Company (including Deutsche Bank Trust Company Americas, depositary bank in the depositary receipts program) held shares representing less than 5% of the share capital - a total of 116 410 100 shares, representing 58.21% of the share capital and the same number of votes at the General Meeting.

During the period from the publication of the quarterly report for the first quarter of 2009, i.e. from 15 May 2009 to the date of preparation of this report, there were no changes in the ownership structure of significant blocks of the Company's shares.

At 30 June 2009, based on information held by the Company, among management and supervisory personnel only Ryszard Kurek - a member of the Supervisory Board - owned shares of KGHM Polska Miedź S.A. (10 shares with a total nominal value of PLN 100).

During the period from the publication of the quarterly report for the first quarter of 2009, i.e. from 15 May 2009 to the date of preparation of this report, there were no changes in the ownership of the Company's shares and rights to them by management and supervisory personnel.

LIST OF TABLES, DIAGRAMS AND CHARTS

Table 1. Production results in mining 3
Table 2. Production results in smelting 3
Table 3. Sales volume for basic products 4
Table 4. Revenues from the sale of products 4
Table 5. End-of-period employment 5
Table 6. Assets 6
Table 7. Sources of financing of assets 7
Table 8. Income statement 8
Table 9. Basic factors affecting the financial result of the Company 9
Table 10. Structure of costs by type 9
Table 11. Unit cost of electrolytic copper production 10
Table 12. Realisation of projected Company results after the first half of 2009 11

Diagram 1. Entities in which KGHM Polska Miedź S.A. owned shares directly at 30 June 2009 15

SIGNATURES OF PERSONS REPRESENTING THE COMPANY			
Date	**First name, surname**	**Position/Function**	**Signature**
25 August 2009	Herbert Wirth	President of the Management Board	
25 August 2009	Maciej Tybura	I Vice President of the Management Board	
25 August 2009	Ryszard Janeczek	Vice President of the Management Board	

EXEMPTION NUMBER: 82-4639

Consolidated half-year report PS 2009

(In accordance with § 82, section 2 of the Decree of the Minister of Finance dated 19 February 2009 – Journal of Laws No. 33, point 259)

for issuers of securities involved in production, construction, trade or services activities

for the first half of financial year **2009** comprising the period from **1 January 2009** to **30 June 2009** containing the consolidated financial statements according to International Financial Reporting Standards in PLN

publication date: 28 August 2009

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A. (name of issuer in brief)	**Metals industry** (issuer branch title per the Warsaw Stock Exchange)
59 301 (postal code)	**LUBIN** (city)
M. Skłodowskiej – Curie (street)	**48** (number)
(48 76) 74 78 200 (telephone)	**(48 76) 74 78 500** (fax)
IR@BZ.KGHM.pl (e-mail)	**www.kghm.pl** (website address)
692-000-00-13 (NIP)	**390021764** (REGON)

Ernst & Young Audit Sp. z o.o.
(entity entitled to audit financial statements)

SELECTED FINANCIAL ITEMS	in '000 PLN		in '000 EUR	
	half-year 2009 period from 1 January 2009 to 30 June 2009	**half-year 2008** period from 1 January 2008 to 30 June 2008	**half-year 2009** period from 1 January 2009 to 30 June 2009	**half-year 2008** period from 1 January 2008 to 30 June 2008
I. Sales	5 611 914	6 750 769	1 242 014	1 941 215
II. Operating profit	1 458 571	1 963 628	322 807	564 650
III. Profit before income tax	1 577 321	2 091 440	349 088	601 403
IV. Profit for the period	1 291 059	1 719 159	285 734	494 352
V. Profit for the period attributable to shareholders of the Parent Entity	1 291 159	1 719 410	285 756	494 424
VI. Profit for the period attributable to minority interest	(100)	(251)	(22)	(72)
VII. Other comprehensive income	(513 454)	(4 327)	(113 637)	(1 244)
VIII. Total comprehensive income	777 605	1 714 832	172 097	493 108
IX. Total comprehensive income attributable to the shareholders of the Parent Entity	777 705	1 715 083	172 119	493 180
X. Total comprehensive income attributable to minority interest	(100)	(251)	(22)	(72)
XI. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
XII. Earnings per ordinary share (in PLN/EUR)	6.46	8.60	1.43	2.47
XIII. Net cash generated from operating activities	1 210 565	1 267 023	267 919	364 338
XIV. Net cash used in investing activities	(780 721)	(602 891)	(172 787)	(173 364)
XV. Net cash used in financing activities	(16 846)	(23 039)	(3 728)	(6 625)
XVI. Total net cash flow	412 998	641 093	91 404	184 349
	At 30 June 2009	**At 31 December 2008**	**At 30 June 2009**	**At 31 December 2008**
XVII. Non-current assets	9 210 885	9 113 159	2 060 785	2 184 152
XVIII. Current assets	6 251 563	5 856 959	1 398 685	1 403 739
XIX. Non-current assets held for sale	9 526	29 987	2 131	7 187
XX. Total assets	15 471 974	15 000 105	3 461 601	3 595 078
XXI. Non-current liabilities	1 728 601	1 849 264	386 746	443 213
XXII. Current liabilities	4 327 573	2 167 976	968 224	519 599
XXIII. Equity	9 415 800	10 982 865	2 106 631	2 632 266
XXIV. Minority interest	49 590	58 360	11 095	13 987

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A. GROUP

AUDITOR'S REPORT ON ITS REVIEW OF THE FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2009

Lubin, August 2009

Ernst & Young Audit sp. z o.o.
Rondo ONZ 1
00-124 Warszawa
Tel. +48 22 557 70 00
Faks +48 22 557 70 01
warszawa@pl.ey.com
www.ey.com/pl

Translation of auditors' report originally issued in Polish

Independent Auditor's Review Report
on the Interim Consolidated Financial Statements
for the six month period ended 30 June 2009

To the Shareholders and Supervisory Board of KGHM Polska Miedź S.A.

1. We have reviewed the attached consolidated financial statements of KGHM Polska Miedź S.A. Capital Group ('the Group') where KGHM Polska Miedź S.A. is the parent entity ('the Company'), and is located in Lubin at M. Skłodowskiej-Curie 48, including:

   - the interim consolidated statement of financial position as of 30 June 2009 with total assets and liabilities amounting to 15,471,974 thousand zlotys,
   - the interim consolidated statement of comprehensive income for the period from 1 January 2009 to 30 June 2009 with a total comprehensive income amounting to 777,605 thousand zlotys,
   - the interim consolidated statement of changes in equity for the period from 1 January 2009 to 30 June 2009 with a net decrease of equity amounting to 1,567,065 thousand zlotys,
   - the interim consolidated statement of cash flow for the period from 1 January 2009 to 30 June 2009 with a net cash inflow amounting to 412,998 thousand zlotys and
   - accounting policies and other explanatory information

   ('the attached interim consolidated financial statements').

2. The truth and fairness[1] of the attached interim consolidated financial statements prepared in accordance with International Financial Reporting Standards applicable to interim financial reporting as adopted by the European Union ('IAS 34') and the proper maintenance of the consolidation documentation are the responsibility of the Company's Management Board. Our responsibility is to issue a report on these financial statements based on our review.

3. Except for the potential effects of the matter described in paragraph 4 below, we conducted our review in accordance with the provisions of the law binding in Poland and auditing standards issued by the National Council of Statutory Auditors. These standards require that we plan and perform our review in such a way as to obtain moderate assurance as to whether the financial statements are free of material misstatement. The review was mainly based on applying analytical procedures to the financial data, review of documentation supporting the amounts and disclosures in the consolidated financial statements and discussions with the management of the Company as well as its employees. The scope of work[2] of a review differs significantly from an audit of financial statements, the objective of which is to express an opinion on the truth and fairness[3] of the financial statements. Review provides less assurance than an audit. We have not performed an audit of the attached interim consolidated financial statements and, accordingly, do not express an audit opinion.

---

[1] Translation of the following expression in Polish language: "prawidłowość, *rzetelność i jasność*"
[2] In Polish language two expressions are used (*"zakres i metoda")* that in English language translation are covered by one expression "the scope of work"
[3] Translation of the following expression in Polish language: "*prawidłowo, rzetelnie i jasno*"

4. As described in point 3.5 of other explanatory information to the attached interim consolidated financial statements, current strategy of the subsidiary Telefonia Dialog S.A. is being reviewed by its Management Board and the potential update of the strategy together with the results of its review will be taken into consideration in the subsidiary's financial projections, as well as in the annual standalone and consolidated financial statements of KGHM Polska Miedź S.A.

   For this reason, at the date of this review report, we are not able to determine potential financial effects resulting from the review of the strategy and its impact on the attached interim consolidated financial statements for the period ended 30 June 2009.

5. Except for the potential effects of the matter described in paragraph 4 above, our review did not reveal the need to make material changes for the attached interim consolidated financial statements to present truly and fairly[4] in all material respects the financial position of the Group as at 30 June 2009 and the financial result, for the 6 months ended 30 June 2009 in accordance with IAS 34.

on behalf of
Ernst & Young Audit Sp. z o.o.
Rondo ONZ 1, 00-124 Warsaw
Registration No. 130

Certified Auditor
Registration No. 90036

Marek Musiał

Jacek Hryniuk
Certified Auditor
Registration No. 9262

Warsaw, 25 August 2009

[4] Translation of the following expression in Polish language: "*rzetelny, prawidlowy i jasny*"

KGHM POLSKA MIEDŹ S.A. GROUP

DECLARATION BY THE MANAGEMENT BOARD ON THE ACCURACY OF THE PREPARED FINANCIAL STATEMENTS

Lubin, August 2009

DECLARATION BY THE MANAGEMENT BOARD OF KGHM POLSKA MIEDŹ S.A. ON THE ACCURACY OF THE PREPARED CONSOLIDATED FINANCIAL STATEMENTS

According to our best judgement the consolidated half-year financial statements and the comparative data have been prepared in accordance with accounting principles currently in force, and give a true, fair and clear view of the material and financial position of the KGHM Polska Miedź S.A. Group and the financial result of the Group. The half-year report on the activities of the Group presents a true picture of the development and achievements, as well as the condition, of the KGHM Polska Miedź S.A. Group, including a description of the basic risks and threats.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
25 August 2009	Herbert Wirth	President of the Management Board	
25 August 2009	Maciej Tybura	I Vice President of the Management Board	
25 August 2009	Ryszard Janeczek	Vice President of the Management Board	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A. GROUP

DECLARATION BY THE MANAGEMENT BOARD REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

Lubin, August 2009

EXEMPTION NUMBER: 82-4639

DECLARATION BY THE MANAGEMENT BOARD OF KGHM POLSKA MIEDŹ S.A. REGARDING THE ENTITY ENTITLED TO AUDIT FINANCIAL STATEMENTS

The entity entitled to audit financial statements, and which has reviewed the consolidated half-year financial statements, was selected in accordance with legal provisions. This entity, as well as the certified auditors who have carried out this review, have met the conditions for issuing an impartial and independent report on their review, in accordance with appropriate Polish legal provisions and auditing standards.

Signatures

Signatures of all Members of the Management Board			
Date	**First, Last name**	**Position/Function**	**Signature**
25 August 2009	Herbert Wirth	President of the Management Board	
25 August 2009	Maciej Tybura	I Vice President of the Management Board	
25 August 2009	Ryszard Janeczek	Vice President of the Management Board	

EXEMPTION NUMBER : 82-4639

KGHM POLSKA MIEDŹ S.A. GROUP

CONSOLIDATED FINANCIAL STATEMENTS FOR THE FIRST HALF OF 2009

Lubin, August 2009

(amounts in tables in thousand PLN, unless otherwise stated)

EXEMPTION NUMBER: 82-4639

Table of contents to the consolidated financial statements

Note	Page
Consolidated statement of financial position	3
Consolidated statement of comprehensive income	4
Consolidated statement of changes in equity	5
Consolidated statement of cash flows	6
Accounting policies and other explanatory information	
1. General information	7
2. Main accounting policies	8
2.1 Basis of preparing financial statements	8
2.2 Accounting policies	11
3. Important estimates	27
4. Composition of the KGHM Polska Miedź S.A. Group – subsidiaries	28
5. Information on business segments	30
6. Property, plant and equipment	36
7. Intangible assets	40
8. Investment property	42
9. Investments in associates	43
10. Available-for-sale financial assets	43
11. Held-to-maturity investments	43
12. Derivative financial instruments	44
13. Trade and other receivables	47
14. Inventories	48
15. Cash and cash equivalents	48
16. Share capital	48
17. Accumulated other comprehensive income	49
17.1 Accumulated other comprehensive income components	49
18. Transactions with minority shareholders	50
19. Trade and other payables	50
20. Borrowings and finance lease liabilities	51
20.1 Borrowings	51
20.2 Finance lease liabilities	52
21. Collateral for the repayment of liabilities	53
22. Deferred tax	54
23. Employee benefits	57
24. Provisions for other liabilities and charges	59
25. Non-current assets held for sale	61
26. Impairment losses	62
27. Sales	63
28. Costs by type	64
29. Employee benefit costs	64
30. Other operating income	65
31. Other operating costs	65
32. Net finance costs	66
33. Financial instruments	67
33.1 Carrying amount	67
33.2 Fair value	69
33.3 Items of income, costs, profit and losses recognised in the income statement for the period by categories of financial instruments	70
33.4 Transfers not qualified for de-recognition	71
33.5 Assets acquired as a security	71
33.6 Situations concerning financial instruments which did not occur in the Group	71
34. Financial risk management	71
34.1 Market risk	72
34.2 Liquidity risk and capital management	81
34.3 Credit risk	82
35. Share of profits/losses of associates accounted for using the equity method	86
36. Income tax	86
37. Earnings per share	87
38. Dividend paid and proposed for payment	87
39. Notes to the statement of cash flows	87
40. Related party transactions	88
41. Off-balance sheet liabilities due to operating leases	91
42. Contingent items and other off-balance sheet items	91
43. Employment structure	92
44. Social assets and Social Fund liabilities	92
45. Government grants	92
46. Subsequent events	93

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of financial position	Note	At 30 June 2009	At 31 December 2008
Assets			
Non-current assets			
Property, plant and equipment	6	7 228 620	7 136 307
Intangible assets	7	151 197	151 581
Investment property	8	18 083	18 083
Investments in associates	9	1 334 043	1 498 116
Deferred tax assets	22	299 358	188 992
Available-for-sale financial assets	10	30 014	31 213
Held-to-maturity investments	11	66 400	59 592
Derivative financial instruments	12	75 996	6 501
Trade and other receivables	13	7 174	22 774
		9 210 885	**9 113 159**
Current assets			
Inventories	14	1 840 797	1 608 369
Trade and other receivables	13	1 714 423	1 469 959
Current corporate tax receivables		4 919	1 741
Held-to-maturity investments	11	2 180	-
Derivative financial instruments	12	223 059	711 127
Cash and cash equivalents	15	2 466 185	2 065 763
		6 251 563	**5 856 959**
Non-current assets held for sale	**25**	**9 526**	**29 987**
TOTAL ASSETS		**15 471 974**	**15 000 105**
Equity and liabilities			
EQUITY			
Equity attributable to shareholders of the Parent Entity			
Share capital	16	2 000 000	2 000 000
Accumulated other comprehensive income	17	4 002	517 456
Retained earnings		7 362 208	8 407 049
		9 366 210	**10 924 505**
Minority interest		**49 590**	**58 360**
TOTAL EQUITY		**9 415 800**	**10 982 865**
LIABILITIES			
Non-current liabilities			
Trade and other payables	19	38 823	44 289
Borrowings and finance lease liabilities	20	102 648	98 055
Derivative financial instruments	12	9 780	-
Deferred tax liabilities	22	39 728	68 182
Liabilities due to employee benefits	23	1 086 590	1 039 423
Provisions for other liabilities and charges	24	451 032	599 315
		1 728 601	**1 849 264**
Current liabilities			
Trade and other payables	19	3 880 936	1 756 752
Borrowings and finance lease liabilities	20	181 325	192 923
Current corporate tax liabilities		67 179	65 952
Derivative financial instruments	12	50 031	4 930
Liabilities due to employee benefits	23	96 669	83 531
Provisions for other liabilities and charges	24	51 433	63 888
		4 327 573	**2 167 976**
TOTAL LIABILITIES		**6 056 174**	**4 017 240**
TOTAL EQUITY AND LIABILITIES		**15 471 974**	**15 000 105**

The accounting policies and other explanatory information presented on pages 7 to 93 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of comprehensive income

	Note	For the period from 1 January 2009 to 30 June 2009	from 1 January 2008 to 30 June 2008
Income statement			
Continued activities:			
Sales	27	5 611 914	6 750 769
Cost of sales	28	(3 673 282)	(4 054 068)
Gross profit		**1 938 632**	**2 696 701**
Selling costs	28	(114 177)	(113 216)
Administrative expenses	28	(358 148)	(347 739)
Other operating income	30	283 819	314 135
Other operating costs	31	(291 555)	(586 253)
Operating profit		**1 458 571**	**1 963 628**
Finance costs - net	32	(25 837)	(24 712)
Share of profits of associates accounted for using the equity method	35	144 587	152 524
Profit before income tax		**1 577 321**	**2 091 440**
Income tax expense	36	(286 262)	(372 281)
Profit for the period		**1 291 059**	**1 719 159**
Other comprehensive income due to:			
Available-for-sale financial assets		(8 699)	(2 073)
Cash flow hedging instruments		(625 195)	(2 095)
Income tax related to items presented in other comprehensive income		120 440	(159)
Other comprehensive net income for the financial period		**(513 454)**	**(4 327)**
TOTAL COMPREHENSIVE INCOME		**777 605**	**1 714 832**
Profit for the period attributable to:			
shareholders of the Parent Entity		1 291 159	1 719 410
minority interest		(100)	(251)
Total comprehensive income attributable to:			
shareholders of the Parent Entity		777 705	1 715 083
minority interest		(100)	(251)
Earnings per share attributable to the shareholders of the Parent Entity during the period (in PLN per share)	37		
- basic		6.46	8.60
- diluted		6.46	8.60

The accounting policies and other explanatory information presented on pages 7 to 93 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of changes in equity

	Note	Attributable to shareholders of the Parent Entity						
		Share capital	Retained earnings	Accumulated other comprehensive income due to: Available-for-sale financial assets	Accumulated other comprehensive income due to: Cash flow hedging instruments	Total	Attributable to minority interest	Total equity
At 1 January 2008		**2 000 000**	**7 440 870**	**3 039**	**10 079**	**9 453 988**	**47 621**	**9 501 609**
Dividends for 2007		-	(1 800 000)	-	-	(1 800 000)	(74)	(1 800 074)
Total comprehensive income	17	-	1 719 410	(1 678)	(2 649)	1 715 083	(251)	1 714 832
At 30 June 2008		**2 000 000**	**7 360 280**	**1 361**	**7 430**	**9 369 071**	**47 296**	**9 416 367**
At 1 January 2009		**2 000 000**	**8 407 049**	**8 972**	**508 484**	**10 924 505**	**58 360**	**10 982 865**
Dividends for 2008 approved but unpaid	38	-	(2 336 000)	-	-	(2 336 000)	-	(2 336 000)
Total comprehensive income	17	-	1 291 159	(7 046)	(506 408)	777 705	(100)	777 605
Transactions with minority interest	18	-	-	-	-	-	(8 670)	(8 670)
At 30 June 2009		**2 000 000**	**7 362 208**	**1 926**	**2 076**	**9 366 210**	**49 590**	**9 415 800**

The accounting policies and other explanatory information presented on pages 7 to 93 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of cash flows

	Note	For the period from 1 January 2009 to 30 June 2009	from 1 January 2008 to 30 June 2008
Cash flow from operating activities			
Profit for the period		1 291 059	1 719 159
Adjustments to profit for the period	39	226 100	222 005
Income tax paid		(306 594)	(674 141)
Net cash generated from operating activities		**1 210 565**	**1 267 023**
Cash flow from investing activities			
Purchase of subsidiaries, less acquired cash and cash equivalents		(14 128)	-
Purchase of property, plant and equipment and intangible assets		(756 234)	(572 611)
Proceeds from sale of property, plant and equipment and intangible assets	39	8 934	8 660
Purchase of held-to-maturity investments		-	(64 844)
Proceeds from sale of held-to-maturity investments		-	64 844
Purchase of available-for-sale financial assets		-	(100 005)
Proceeds from sale of available-for-sale financial assets		20 000	151
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(8 984)	(13 361)
Establishment of deposits		(400 500)	-
Termination of deposits		300 500	-
Repayments of loans granted		610	-
Interest received		4 433	753
Dividends received		76 455	91 410
Advances granted for purchase of property, plant and equipment and intangible assets		(4 470)	(13 138)
Other investment expenses		(7 337)	(4 750)
Net cash used in investing activities		**(780 721)**	**(602 891)**
Cash flow from financing activities			
Proceeds connected with minority interest transactions		57	-
Proceeds from loans and borrowings		46 164	30 158
Repayments of loans and borrowings		(53 735)	(45 733)
Payments of liabilities due to finance leases		(1 558)	(836)
Interest paid		(7 765)	(6 604)
Dividends paid		(9)	(24)
Net cash used in financing activities		**(16 846)**	**(23 039)**
Total net cash flow		**412 998**	**641 093**
Exchange losses on cash and cash equivalents		(12 576)	(2 686)
Movements in cash and cash equivalents		**400 422**	**638 407**
Cash and cash equivalents at beginning of the period	15	**2 065 763**	**2 812 096**
Cash and cash equivalents at end of the period	15	**2 466 185**	**3 450 503**
including restricted cash and cash equivalents		4 208	1 682

The accounting policies and other explanatory information presented on pages 7 to 93 represent an integral part of these financial statements

(amounts in tables in thousand PLN, unless otherwise stated)

Accounting policies and other explanatory information to the consolidated financial statements prepared the first half of 2009

1. General information

Name, registered office, business activities

KGHM Polska Miedź S.A. (the "Parent Entity") with its registered office in Lubin at ul. M.Skłodowskiej-Curie 48 is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) in the National Court Register, entry no. KRS 23302 , operating on the territory of the Republic of Poland. The Parent Entity was issued with tax identification number (NIP) 692-000-00-13 and statistical REGON number 390021764.
KGHM Polska Miedź S.A. has a multi-divisional organisational structure, which comprises its Head Office and 10 Divisions: 3 mines (Lubin Mine, Polkowice-Sieroszowice Mine, Rudna Mine), 3 smelters (Głogów Smelter, Legnica Smelter, the Cedynia Wire Rod Plant), Ore Enrichment Plant, Tailings Plant, Mine-Smelter Emergency Rescue Unit and Data Center. The composition of the Group was presented in Note 4.
The shares of KGHM Polska Miedź S.A. are listed on the Stock Exchange in Warsaw and - in the form of GDRs (global depository receipts) - on the London Stock Exchange (LSE). According to the classification of the Stock Exchange in Warsaw, KGHM Polska Miedź S.A. is classified under the "metals industry" sector.

The principal activities of the Group comprise:
- mining of copper and non-ferrous metals ore,
- excavation of gravel and sand,
- production of copper, precious and non-ferrous metals,
- production of salt,
- casting of light and non-ferrous metals,
- forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale based on direct or contractual payments,
- warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- generation and distribution of electricity, steam and hot water, production of gas and distribution of gaseous fuels through a supply network,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

The business activities of the Group also include:
- production of goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- transport services,
- activities in the areas of research, analysis and design,
- production of road-building material, and
- recovery of associated metals from copper ore.

Period of operation of the Group

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The Parent Entity and subsidiaries have an unlimited period of operation.
The legal antecedent of KGHM Polska Miedź S.A. was the State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned joint stock company in accordance with principles set forth in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

Composition of the Management Board of the Parent Entity

During the period from 1 January 2009 to 15 June 2009, the composition of the Management Board and the segregation of its duties were as follows:

- Mirosław Krutin	President of the Management Board
- Herbert Wirth	I Vice President of the Management Board (Development)
- Maciej Tybura	Vice President of the Management Board (Finance)

On 15 June 2009, Mr. Mirosław Krutin submitted to the Chairman of the Supervisory Board a statement in which he announced that he will not be a candidate for the position of VIIth term President of the Management Board.
On 15 June 2009 the Supervisory Board resolved that the next-term (VIIth term) Management Board of KGHM Polska Miedź S.A. shall be comprised of two Members, and has appointed the following individuals:
Herbert Wirth – granting him the responsibilities of the President of the Management Board
Maciej Tybura – granting him the function of Vice President.

(amounts in tables in thousand PLN, unless otherwise stated)

1. General information (continuation)

Simultaneously, the Supervisory Board resolved to commence the recruitment process for the position of President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term.

On 20 July 2009 the Supervisory Board appointed Herbert Wirth to the function of President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term.

On 24 August 2009 the Supervisory Board of the Parent Entity appointed Mr. Ryszard Janeczek as the Vice President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term and granted Maciej Tybura the function of I Vice President of the Management Board.

As at the date of authorisation of these financial statements for issue, the composition of the Management Board and segregation of duties were as follows:

- Herbert Wirth	President of the Management Board
- Maciej Tybura	I Vice President of the Management Board
- Ryszard Janeczek	Vice President of the Management Board

Authorisation of the financial statements

These financial statements were authorised for issue and signed by the Management Board of the Parent Entity on 25 August 2009.

Going concern assumption

These consolidated financial statements were prepared under the assumption that Group companies will continue as going concerns in the foreseeable future. As at the date of authorisation of these financial statements, there are no circumstances that would indicate a threat to the going concern assumption by the Group companies.

In order to fully understand the financial position and the results of the activities of the Group, these consolidated financial statements should be read jointly with the separate half-year financial statements of KGHM Polska Miedź S.A. for the period ended 30 June 2009. These financial statements will be available on the website of the Parent Entity www.kghm.pl on dates consistent with the current report concerning dates of publication of the half-year report and the consolidated half-year report for the 2009.

2. Main accounting policies

2.1 Basis of preparing financial statements

These financial statements have been prepared in accordance with the International Financial Reporting Standards approved by the European Union using the same principles for the current and comparative periods.

These financial statements have been prepared on the historical cost basis (adjusted for the effects of hyperinflation in respect of property, plant and equipment and equity), except for available-for-sale financial assets, derivative instruments and investment property, which have been measured at fair value.

The carrying amount of recognised hedged assets and liabilities is adjusted for the changes in fair value attributable to the hedged risk.

The financial statements at 30 June 2009 and the financial statements at 30 June 2008 were not audited by a certified auditor.

Standards and interpretations in force applied in the Group as of 1 January 2009

IFRS 8 *Operating segments*

IAS 1 *Presentation of Financial Statements*

IAS 23 *Borrowings costs*

Amended IFRS 2 *Share-based Payment*

Amended IAS 32 *Financial Instruments: Presentation* and amended *IAS 1 Presentation of Financial Statements – Financial Instruments with put options and obligations arising on liquidation*

Amended IFRS *1 First-time Adoption of International Financial Reporting Standards* and amended *IAS 27 Consolidated and Separate Financial Statements*

Improvements to IFRS 2008

IFRIC 18 *Transfers of Assets from Customers*

IFRIC 15 *Agreements for the Construction of Real Estate*

IFRIC 16 *Hedges of a Net Investment in a Foreign Operation*

IFRS 7 *Financial Instruments: Disclosures*

IFRIC 9 *„Embedded Derivatives"* - improvement to IFRIC 9 *„Reassessment of Embedded Derivatives"* and IAS 39 *„Financial Instruments: Recognition and Measurement"*

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

As at the date of publication of these financial statements the European Union had not approved IFRIC 18 *Transfers of Assets from Customers*, changes to IFRS 7 *Financial Instruments: Disclosures* and IFRIC 9 *„Embedded Derivatives"* - improvement to IFRIC 9 *„Reassessment of Embedded Derivatives"* and IAS 39 *„Financial Instruments: Recognition and Measurement"*.

Application of the changes to IFRS 2, IAS 32, IAS 1, IFRS 1, IAS 27, IFRIC 15, IFRIC 16, IFRIC 18, IFRIC 9 and IAS 39 has no effect on the financial statements of the Group. Additionally, application of the remaining standards and interpretations has no significant effect on the accounting policy of the Group, with the exception of the changes to IAS 1, IAS 23, IFRS 8 and IFRS 7, and apart from the changes to IAS 23, the remainder mainly effect the presentation of information in the financial statements.

The effect of changes on the following financial statements is presented below:

The updated IAS 1 *Presentation of Financial Statements*

The changes were mainly in respect of the titles and scope of the key items of the financial statements, i.e.:

to 31 December 2008	from 1 January 2009	
title	**title**	**scope**
Balance sheet	Statement of financial position	Change in the title „other reserves" to "accumulated other comprehensive income"
Income statement	Statement of comprehensive income	The elements comprising this statement are the income statement and other comprehensive income which so far represented position of income and costs in other reserves
Statement of changes in equity	Statement of changes in equity	Detailed presentation of changes in equity arising solely as the result of transactions with owners
Cash flow statement	Statement of cash flows	no change

IFRS 8 *Operating segments*

This Standard replaced IAS 14 *Segment reporting*, and introduced a management approach to segment reporting based on internal reports that are regularly reviewed by the entity's chief operating decision maker in order to allocate resources to the segment and assess its performance. Details on the application of IFRS 8 are presented in note 5 of this report.

The updated IAS 23 *Borrowing Costs*

As a result of changes introduced by the IASB to IAS 23 based on excluding the possibility of recognising the borrowing costs attributable to a qualifying asset directly in the costs of the period, the Group changed the accounting principles with respect to recognition of these costs. These costs will now be capitalised, in accordance with IAS 23.
However, since 1 January 2009, there have occurred no economic events within the Group which would require the capitalisation of borrowing costs, and therefore the updated IAS 23 has no impact on either the measurement or presentation of these financial statements.

IFRS 7 *Financial Instruments: Disclosures*

The amendments to IFRS 7 introduce the requirement to apply and present a three-level hierarchy for making fair value measurements, as well as requirements to provide additional disclosure in terms of the relative reliability of fair value measurements and of any transfers between these levels. In addition, the amendments expand the existing requirements in terms of disclosure respecting liquidity risk.
Application of these amendments expands the scope of disclosures respecting financial instruments, in particular in terms of the classification of individual financial instrument classes to fair value, depending on the type of measurement.
Due to the fact that this amendment had not yet been approved by the European Union as at the date of publication of this report, the Group did not apply the respective amendments in its disclosures respecting financial instruments in the published report.

In these financial statements Standards and interpretations were not used prior to their coming into force and adoption by the European Union

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

Standards and interpretations published which did not come into force by the publication date of these financial statements:

"Eligible Hedged Items". An amendment to IAS 39 *"Financial Instruments: Recognition and Measurement"*
On 31 July 2008 the International Accounting Standards Board issued an amendment to IAS 39, *"Eligible Hedged Items"*. This amendment clarifies the principles for qualification as well as the conditions which a financial position must meet to be qualified as hedged. The changes introduced clarify how the existing principles underlying hedge accounting should be applied in two particular situations, and in particular in a situation of (1) designation of a one-sided risk in a hedged item (i.e. changes in the cash flows or fair value of a hedged item above or below a specified level of a determined variable), and (2) designation of a inflation representing a portion of the cash flow of a financial hedged item. The introduction of Application Guidance was necessary due to the diversity of solutions being practiced in this regard. This amendment, which requires retrospective application, will be in effect for periods beginning on or after 1 July 2009, and will not affect the financial statements of the Group.

IFRIC 17 *„Distributions of Non-cash Assets to Owners"*
On 27 November 2008 the International Accounting Standards Board issued interpretation IFRIC 17 *„Distributions of Non-cash Assets to Owners"*. This interpretation is aimed at standardising practice in the accounting treatment of distribution of non-cash assets to owners. Until now existing standards did not address how an entity should measure and account for distributions of assets other than cash when it pays dividends to its owners. The interpretation provides guidance as to when a liability should be recognised, how it and any related assets should be measured and when to cease recognition of such assets and liabilities. It also explains the resulting consequences. The interpretation is effective for annual periods beginning on or after 1 July 2009 and will not affect the financial statements of the Group.

IFRS 1 *"First-time Adoption of International Financial Reporting Standards"*
On 27 November 2008 the International Accounting Standards Board issued a revised version of IFRS 1 *First-time Adoption of International Financial Reporting Standards*. No new or revised technical material has been introduced by this revision. The revision only updates the structure of the standard, and is aimed at improving its transparency. The revised standard is applicable for annual periods beginning on or after 1 July 2009.

Improvements to IFRS 2009

In April 2009, as part of its annual review of the Standards, the International Accounting Standards Board published its *Improvements to IFRSs*. This is a collection of amendments and explanations which, while necessary, are not so urgent or significant as to be the subject of separate projects. There are 12 amendments altogether, the majority of which are of an explanatory or terminological character, having no impact on presentation, recognition or measurement. Each amendment introduced has a separate effective date, although most of the amendments are effective for annual periods beginning on or after 1 January 2010. Application of the amended and improved Standards will not have a significant impact on the financial statements of the Group.

Amended IFRS 2 *"Share-based Payment"*
The amended IFRS 2 was published by the International Accounting Standards Board on 18 June 2009. The amendments to IFRS 2 relate to the method of accounting for goods and services purchased as part of a share-based payment transaction, and explain that the use of the term 'group' has the same meaning as in IAS 27. The changes in this Standard become effective for annual periods beginning on or after 1 January 2010 and will not have any effect on the financial statements of the Group.

IFRS 3 *"Business Combinations"*
The amended IFRS 3 was issued by the International Accounting Standards Board on 10 January 2008 and replaces the currently binding IFRS 3. The amended Standard is connected with the completion of the second phase of the process of converging international and American approaches to business combinations, carried out by the IASB together with the American Financial Accounting Standards Board. The amended Standard gives more detailed guidance for application of the purchase method for business combinations. The Standard becomes effective for annual periods beginning on or after 1 July 2009 and will be applied to the accounting for business combinations effected after this date.

IAS 27 *"Consolidated and Separate Financial Statements"*
The amended IAS 27 was published by the International Accounting Standards Board on 10 January 2008 and replaces the currently binding IAS 27. Implementation of this standard relates to the completion of the second phase of the process of converging international and American approaches to business combinations, carried out by the IASB together with the American Financial Accounting Standards Board. IAS 27 requires the recognition of changes in the share held in a subsidiary as an equity transaction. For this reason such a change does not affect goodwill, and there is no recognition of gains or losses. The amended standard also changes the manner of recognising losses incurred by a subsidiary, exceeding the value of the investment, as well as the manner of recognising loss of control over the subsidiary. The amended Standard becomes effective for annual periods beginning on or after 1 July 2009. As these changes are to be applied prospectively, they will affect future acquisitions and transactions with minority interest.

„IFRS for Small and Medium-sized Entities"
On 9 July 2009, the International Accounting Standards Board issued the IFRS for Small and Medium-sized Entities (SMEs). This Standard deals with principles and problems of significance for SMEs, simplifying requirements and reducing the scope of disclosures required in the full version of the Standards. Its requirements have been adapted to the needs and capabilities of SMEs. This Standard does not affect the financial statements of the Group.

(amounts in tables in thousand PLN, unless otherwise stated)

2. Main accounting policies (continuation)

2.1 Basis of preparing financial statements (continuation)

Amended IFRS 1 *First-time Adoption of International Financial Reporting Standards*

On 23 July 2009 the International Accounting Standards Board published „Additional Exemptions for First-time Adopters of IFRS" as an amendment to IFRS 1 *„First-time Adoption of International Financial Reporting Standards"*. This amendment does not introduce significant changes, its purpose being to provide additional exemptions to entities while transitioning to IFRS, with respect to exemption from a) retrospective application of IFRSs for oil and gas assets, and b) reassessment of existing leasing contracts in accordance with IFRIC 4, when the application of their national accounting requirements produced the same result. The amended standard will be effective for annual periods beginning on or after 1 January 2010, and will not have a impact on the financial statements of the Group.

Among the above standards and interpretations, only the amended standards IFRS 3 *„Business Combinations"* and IAS 27 *„Consolidated and Separate Financial Statements"* have been adopted for use by the European Union.

2.2 Accounting policies

2.2.1 Property, plant and equipment

The following are considered to be items of property, plant and equipment:
- assets held by the entity for use in production, supply of goods and services or for administrative purposes,
- assets which are expected to be used during more than one year,
- assets which are expected to generate future economic benefits that will flow to the entity, and
- assets whose value can be measured reliably.

Upon initial recognition, items of property, plant and equipment are measured at cost.

Borrowing costs incurred for the purchase or construction of a qualifying item of property, plant and equipment are recognised in the cost. Principles for the capitalisation of borrowing costs are presented in point 2.2.24.

Foreign exchange differences arising from foreign currency liabilities, related to the purchase or construction of an item of property, plant and equipment, are recognised in profit or loss in the period in which they are incurred.

Upon initial recognition, in the costs of property, plant and equipment the anticipated costs of future assets' dismantling and removal and cost of restoring the sites on which they are located, the obligation for which an entity incurs either when the item is installed or as a consequence of having used the item for purposes other than to produce inventories, are included. In particular, in the initial cost of items of property, plant and equipment discounted decommissioning costs of assets relating to underground mining, as well as of other facilities which, in accordance with binding laws, must be liquidated upon the conclusion of activities, are included.
Mine decommissioning costs recognised in the initial cost of an item of property, plant and equipment are depreciated in the same manner as the item of property, plant and equipment to which they relate, beginning from the moment an asset is brought into use, throughout the period set out in the asset group decommissioning plan within the schedule of mine decommissioning.
The decommissioning costs of other facilities recognised in their initial cost are amortised beginning from the moment an item of property, plant and equipment is brought into use, throughout the period of use and in accordance with the method used for the depreciation of those items of property, plant and equipment to which they have been assigned.

Property, plant and equipment acquired before 31 December 1996 and brought into use after this date, for which expenditures were incurred to the end of 1996, were restated to account for the effects of hyperinflation in accordance with IAS 29, *"Financial reporting in hyperinflationary economies"*.

As at the balance sheet date, items of property, plant and equipment are carried at cost less accumulated depreciation and impairment losses. Principles for the impairment of assets are presented in point 2.2.10.

Subsequent expenditures on items of property, plant and equipment (for example to increase the usefulness of an item, for spare parts or renovation) are recognised in the carrying amount of a given item only if it is probable that future economic benefits associated with the item will flow to the entity, and the cost of the item can be measured reliably. All other expenditures on repairs and maintenance are recognised in profit or loss in the period in which they are incurred.

Items of property, plant and equipment (excluding land) are depreciated using the straight-line method over their anticipated useful life. The residual value and useful life of an asset and the method of depreciation applied to items of property, plant and equipment are reviewed at least at the end of each financial year.

The useful lives, and therefore the depreciation rates of items of property, plant and equipment used in the production of copper, are adapted to the plans for the closure of operations.

For individual groups of assets, the following useful lives have been adopted:
- Buildings and civil engineering objects: 25 - 60 years,
- Technical equipment and machines: 4 - 15 years,
- Motor vehicles: 3 - 14 years,
- Other property, plant and equipment, including tools and instruments: 5 – 10 years.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.1 Property, plant and equipment (continuation)

Depreciation begins when an item of property, plant and equipment is available for use. Depreciation ceases at the earlier of the date that the asset is classified as held for sale (or included as part of a disposal group which is classified as held for sale) in accordance with IFRS 5 *"Non-current assets held for sale and discontinued operations"* or when it is derecognised upon disposal or retirement.

The basis for the calculation of depreciation is the cost of an item of property, plant and equipment less its estimated residual value.

The individual significant parts of an item of property, plant and equipment (components), whose useful lives are different from the useful life of the given asset as a whole and whose cost is significant in comparison to the cost of the item of property, plant and equipment as a whole, are depreciated separately, applying depreciation rates reflecting their anticipated useful lives.

An asset's carrying amount is written down to its recoverable amount, if the carrying amount of the asset (or a cash-generating unit to which it belongs) is greater than its estimated recoverable amount.

The asset's carrying amount includes costs of necessary regular major overhauls, including for the purpose of certification.

Specialised spare parts with a significant initial cost and an anticipated useful life of more than 1 year are recognised as an item of property, plant and equipment. Spare parts and servicing equipment whose use is restricted to only certain items of property, plant and equipment are recognised in a similar manner. Other spare parts and servicing-related equipment with an insignificant cost are recognised as inventories and accounted for in the income statement at the moment they are used.

Fixed asset is derecognised when it is sold, decommissioned or if no future economic benefits are expected to be derived from its use or disposal.

2.2.2 Intangible assets

Intangible assets include identifiable non-monetary assets without physical substance:
- development costs,
- goodwill,
- software,
- acquired concessions, patents, licenses,
- other intangible assets, and
- intangible assets not yet available for use (under construction).

Goodwill

Goodwill represents the excess of the cost of acquisition of an entity over the fair value of the Group's interests in the identifiable net assets of the acquired subsidiary at the date of the acquisition, or of the acquired associate at the date of the acquisition of the investment. Goodwill on acquisitions of a subsidiary is recognised in intangible assets. Goodwill on acquisition of investments in associates is included in the carrying amount of such investment.

Goodwill is tested annually for impairment and carried at cost less any accumulated impairment losses.

Testing for impairment is performed and any potential impairment loss is recognised in accordance with the policies described in note 2.2.10 "Impairment of non-financial assets".

The carrying amount of goodwill relating to the entity which was disposed of enters into determination of the gain or loss on disposal of subsidiaries and associates.

Development costs

The entities of the Group carries out development projects which are primarily aimed at reducing copper production costs, increasing the production capacity of smelters and mines, improving the technical parameters of manufactured products, improving copper production technology.

An intangible asset arising from development is recognised if the entity can demonstrate:

a) the technical feasibility of completing the intangible asset so that it will be available for use or sale,

b) the intention to complete the intangible asset and use or sell it,

c) its ability to use or sell the intangible asset,

d) the manner in which the intangible asset will generate probable future economic benefits,

e) the availability of adequate technical, financial and other resources to complete the development and use or sell the intangible asset, and

f) its ability to measure reliably the expenditures attributable to the intangible asset that have been incurred during its development.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.2 Intangible assets (continuation)

Internally generated costs of development projects recognised as an item of intangible assets is the sum of expenditure incurred from the date when the intangible asset arising from development first meets the criteria for recognition.
Capitalised development costs are recognised as an intangible asset not available for use and are not amortised until the moment when the given intangible asset is completed and the decision has been taken to implement it. Such intangible assets are, however, tested annually for impairment. The amount of the impairment is recognised in the profit or loss.

Internally generated intangible assets are amortised using the straight-line method over the period of their anticipated use.
Research expenditure is recognised as an expense as incurred.

Other intangible assets

Other intangible assets are measured at cost at initial recognition.

Any borrowing costs incurred for the purchase or construction of a qualifying item of intangible assets are recognised in the cost. Principles for the capitalisation of borrowing costs are presented in point 2.2.24.
If payment for an intangible asset is deferred for a period which is longer than standard for ordinary buyer's credit (in practice a period of over 1 year is assumed), its purchase price should reflect the amount which would be paid in cash. The difference between this amount and the total payment is recognised in the income statement as interest cost (a discount of liabilities) in financial costs in the period of repayment (settlement) of liabilities. Exchange differences which arise from liabilities in a foreign currency which are related to the acquisition or construction of an item of intangible assets are recognised in profit or loss in the period in which they are incurred.

At the balance sheet date intangible assets are measured at cost less any accumulated amortisation and accumulated impairment losses.

Intangible assets (excluding goodwill and intangible assets not yet available for use) are amortised using the straight-line method over their anticipated useful lives, which are as follows for the specific types of intangible assets:
- Development costs - 5 - 15 years,
- Software - 2 - 8 years,
- Licenses and patents - 2 - 5 years,
- Other intangible assets, including rights to geological information - 50 years.

The amortisation method and the amortisation rate of intangible assets are subject to review at each balance sheet date.
As in the case of goodwill, intangible assets not yet available for use (under construction) are not amortised, but are tested annually for impairment. Any potential impairment loss is recognised in the income statement.

There are no intangible assets in the Group with an indefinite useful life.
The principles of impairment losses recognition are presented in detail in point 2.2.10.

2.2.3 Investment property

Investment property is property which the Group treats as a source of income from rentals, or for capital appreciation, or both. Investment property also includes property held under an operating lease agreement, as long as it would otherwise meet the definition of investment property. Investment property (other than that held under an operating lease agreement) is initially measured at cost. Transaction costs are included in the initial measurement. The initial cost of the right to use an investment property (a property interest) held under a lease is recognised at the lower of the fair value of the property and the present value of the minimum lease payments.

On subsequent balance sheet dates ending the financial year investment property is measured at fair value. Any gain or loss arising from a change in the fair value of the investment property affects profit or loss for the period in which it arises.

Investment property is derecognised on disposal or when the investment property is permanently withdrawn from use and no future economic benefits are expected from its disposal.

2.2.4 Investments in subsidiaries and associates

a) Subsidiaries

Subsidiaries in the consolidated financial statements of the KGHM Polska Miedź S.A. Group are those entities which the Group has the power to govern in terms of their financial and operating policies in order to achieve benefits from their activities. Such control is exercised through ownership of the majority of the total number of votes in the governing bodies of these entities, i.e. in their management and supervisory boards. The existence and effect of potential voting rights that are currently exercisable or convertible are also considered when assessing whether the Group controls a given entity.

The purchase method is used to account for the acquisition of subsidiaries by the Group.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.4 Investments in subsidiaries and associates (continuation)

The carrying amount of investments held by the Parent Entity in each subsidiary is eliminated, along with the respective portion of equity of each subsidiary. The excess of the carrying amount of the investment over the fair value of the Group's interest in the identifiable net assets acquired is recognised as goodwill. The excess of the fair value of the Group's interest in the net assets acquired over the cost of acquisition is recognised directly in the income statement.

The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured at their fair values at the acquisition date, irrespective of the extent of any minority interest.

Inter-company transactions, balances, income, expenses and unrealised gains recognised in assets are eliminated. Unrealised losses are also eliminated, unless the transaction provides evidence of the impairment of the asset transferred. Minority interest in the net assets of consolidated subsidiaries are recognised as a separate item of equity.

Consolidation of subsidiaries is discontinued from the date on which control ceases.

The Group treats transactions with minority interest as transactions with third parties external to the Group. Disposals to minority interest result in gains and losses for the Group that are recorded in the income statement. Purchases from minority interest give rise to goodwill, being the difference between any consideration paid and the Group's interest in the carrying amount of the net assets acquired.

b) Associates

Investments in associates, i.e. entities over which the Group has significant influence but does not control, and in which it participates in setting both the financial and operating policies of the entity, are accounted for using the equity method in the consolidated financial statements.

These investments are initially recognised at cost. The Group's net investment in an associate includes goodwill, as set at the date of acquisition, less any accumulated impairment losses.

The Group's share of post-acquisition profits or losses of associates is recognised in its profit or loss, and its share of post-acquisition movements in other equity is recognised in the respective item of the equity. The cumulative post-acquisition movements in equity are adjusted against the carrying amount of the investment. When the Group's share of losses of an associate equals or exceeds its interest in the associate, the Group discontinues recognising its share of further losses, unless it has incurred obligations or made payments on behalf of the associate.

The interest in an associate is the carrying amount of the investment in the associate under the equity method together with any long-term interests that, in substance, form part of the investor's net investment in the associate.

2.2.5 Financial Instruments

2.2.5.1 Classification of financial instruments

Financial instruments are classified into one of the following categories:

- financial assets measured at fair value through profit or loss,
- loans and receivables,
- held-to-maturity investments,
- available-for-sale financial assets,
- financial liabilities measured at fair value through profit or loss,
- other financial liabilities,
- derivative hedging instruments.

Financial instruments are classified based on their characteristics and the purpose for which they were acquired. Classification is made upon initial recognition of the financial asset or liability. Classification of derivatives depends on their purpose and on whether they qualify for hedge accounting according to the requirements of IAS 39. Derivatives are classified as hedging instruments or as instruments measured at fair value through profit or loss.

Carrying value of cash flows with a maturity period of more than 12 months of the balance sheet date is classified as non-current asset or non-current liability. Carrying value of cash flows falling due within 12 months of the balance sheet date is classified as current asset or current liability.

The following principles for the classification of financial assets and liabilities to the above specified categories were adopted:

Financial assets and liabilities measured at fair value through profit or loss

This category includes financial assets and financial liabilities held for trading and financial assets and liabilities designated at fair value through profit or loss at their initial recognition.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments (continuation)

2.2.5.1 Classification of financial instruments (continuation)

A financial asset is classified to this category if it is acquired principally for the purpose of selling in the near term or if it is designated by the Group upon initial recognition as at fair value through profit or loss. A financial asset or financial liability may be designated by the Group when initially recognised as at fair value through profit or loss only, if:

a) such classification eliminates or significantly reduces any inconsistency in respect of measurement or recognition (also defined as "an accounting mismatch"), that would otherwise arise from measuring assets or liabilities or recognising gains or losses using different basis; or
b) a group of financial instruments is managed properly and the performance of the group is evaluated on the fair value basis, in accordance with a documented risk management or investment strategy.

Available-for-sale financial assets and liabilities include derivative instruments, unless they have been designated as hedging instruments.

Assets and liabilities in this category are classified as current (current liabilities), if they are expected to be realised within 12 months from the balance sheet date.

Loans and receivables (L&R)

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted on an active market. They arise when the Group transfers monetary resources, delivers goods or services directly to the client, and does not intend to classify these receivables to financial assets measured at fair value through profit or loss.

Loans and receivables are classified as current assets, except for maturities greater than 12 months after the balance sheet date. Loans and receivables with maturities greater than 12 months after the balance sheet date are classified as non-current assets. Loans and receivables are included in trade and other receivables.

Cash and cash equivalents are classified as loans and receivables. Cash and cash equivalents are a separate position in the balance sheet.

Held-to-maturity investments (HtM)

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Group has the positive intention and ability to hold to maturity, except for assets classified as measured at fair value through profit or loss or available for sale, as well as financial assets meeting the definition of loans and receivables.

Available-for-sale financial assets (AfS)

Available-for-sale financial assets are non-derivative financial assets that are either designated as 'available-for-sale' or not classified to any of the other categories. This category primarily includes financial assets which do not have a fixed maturity date and which do not meet the criteria for being included in the category of financial assets measured at fair value through profit or loss, as well as financial assets which were acquired on a secondary market and which have a fixed maturity date, but which the Group does not intend and is not able to hold until maturity.

Available-for-sale financial assets are included in non-current assets unless the Group intends to dispose of the investment within 12 months of the balance sheet date.

Other financial liabilities

Financial liabilities included in this category are those that were not classified at their initial recognition as measured at fair value through profit or loss.

Hedging instruments (HI)

Derivative instruments designated and qualifying for hedge accounting are classified into a separate category called: „Hedging instruments". The Group presents as „hedging instruments" the entire fair value of a transaction, even if the Group excludes part of change in fair value of the instrument from the effectiveness measurement.

2.2.5.2 Initial measurement and derecognition of financial instruments

Transactions respecting the purchase and sale of investments, including regular way purchases or sales, are recognised at the trade date, initially at fair value plus transaction costs, with the exception of financial assets and liabilities measured at fair value through profit or loss, which are initially recognised at fair value.

Investments are derecognised when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all of the risks and rewards of their ownership. Where substantially all of the risks and rewards of ownership have not been transferred, financial instruments are derecognised when the Group loses control over a given asset.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments (continuation)

2.2.5.3 Measurement at the balance sheet date

Financial assets and financial liabilities measured at fair value through profit or loss, available-for-sale financial assets and hedging instruments

Available-for-sale financial assets, financial assets and financial liabilities measured at fair value through profit or loss and hedging instruments are subsequently measured at fair value. Available-for-sale financial assets, the fair value of which cannot be determined in a reliable manner and which do not have a fixed maturity date are carried at cost.

Gains and losses on financial assets which are classified as financial assets measured at fair value through profit or loss are recognised in the income statement in the period in which they arise.

Gains and losses on financial assets which are classified as available-for-sale are recognised in equity, except for impairment losses and exchange gains/losses on monetary assets and interest calculated using the effective interest rate method. When available-for-sale financial assets are derecognised, the total cumulative gains and losses which had been recognised in equity are recognised in the income statement.

The disposal of investments of the same type but with a different cost basis is accounted for using FIFO.

Loans and receivables, held-to-maturity investments

Loans and receivables and held-to-maturity investments are measured at amortised cost using the effective interest rate method.

Other financial liabilities

After initial recognition, the Group measures all financial liabilities, apart from those classified as at fair value through profit or loss, at amortised cost using the effective interest rate method except for:
- financial liabilities that arise when a transfer of a financial asset does not qualify for derecognition,

If the transfer of financial assets does not qualify them for derecognition because the Group retained virtually all of the risks and rewards associated with ownership of the transferred asset, then the Group continues to fully recognise the transferred asset and simultaneously recognises a financial liability in the amount of the payment received. In subsequent periods, the Group recognises all revenues received from the transferred asset and all expenditures incurred in respect of the financial liability

- financial guarantee agreements, measured at the higher of:
  - the amount determined in accordance with note 2.2.15 Provisions, or
  - the amount initially recognised less cumulative amortisation recognised according to IAS 18 *Revenue*.

2.2.5.4 Fair value

Fair value is considered to be the purchase price of a financial instrument or, in case of liabilities, the sales price of an instrument, unless there are any indicators that a financial instrument was not purchased at fair value.

At the balance sheet date, the fair value of financial instruments, for which an active market exists, is established based on the current bid/ask prices. If the market for a financial instrument is not active (and in relation to non-quoted securities), the Group establishes fair value using appropriate valuation techniques. Valuation techniques used include comparison with recent arm's length market transactions, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis, option pricing models and other valuation techniques/models which are commonly used by market participants, adjusted to the characteristics and parameters of the fair valued financial instrument and the situation of the issuer.

Estimated fair value reflects the amount recoverable or payable to close out an outstanding position at the balance sheet date. Where possible, transactions are fair valued based on market prices. In the case of purchase or sale of commodity forwards, fair value was estimated based on forwards prices for the maturity dates of specific transactions. In case of copper, the official London Metal Exchange closing prices and volatility estimates as at the balance sheet date are obtained from the Reuters news service. For silver and gold, the London Bullion Market Association fixing price at the balance sheet date is used. In the case of volatility and silver and gold forward rates, quotations given by Banks/Brokers are used. Currency interest rates and currency volatility ratios obtained from Reuters are used. Forwards and swaps on copper market are priced based on forward market curve. Silver and currency forward prices are calculated based on fixing and respective interest rates. Levy approximation to Black-Scholes model is used for Asian options pricing on commodity markets, whereas standard German-Kohlhagen model is used for currency of European option pricing.

The fair value of unquoted debt securities is established as the present value of future cash flows resulting from those instruments, discounted using the current interest rate.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments (continuation)

2.2.5.4 Fair value (continuation)

The fair value of participation units held in open-end cash investment funds is determined based on the valuations quoted by those funds. Fair value of share held in close-end investment funds is measured based on the analysis of information included in the financial statements of the funds.

The fair values of financial instruments held by the Group are determined based solely on market prices or on valuation techniques which use as input data only observable market variables from active markets.

2.2.5.5 Impairment of financial assets

At each balance sheet date an assessment is made of whether there is objective evidence that a financial asset or a group of financial assets is impaired. The following are considered significant objective indicators (evidence of impairment): significant financial difficulty of the debtor, legal action being taken against the debtor, the disappearance of an active market for a given financial instrument, the occurrence of significant unfavourable changes in the economic, legal or market environment of the issuer of a financial instrument, and the prolonged decrease of the fair value of a financial instrument below it's amortised cost.

If any such evidence exists for available-for-sale financial assets, the cumulative loss that had been recognised directly in equity – calculated as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognised in profit or loss – is removed from equity and recognised in profit or loss. Impairment losses on equity instruments recognised in profit or loss are not reversed through profit or loss. The reversal of impairment losses on debt financial instruments is recognised in profit or loss if, in a period subsequent to the period of the recognition of the impairment loss, the fair value of these instruments increased due to events occurring after the recognition of the impairment loss.

If evidence of potential impairment of loans and receivables or of held-to-maturity investments measured at amortised cost exist, the amount of the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the original effective interest rate (i.e. the effective interest rate computed at the initial recognition for fixed interest rate assets, and the effective interest rate computed at the last revaluation for floating interest rate assets). Any impairment loss is recognised in profit or loss. The carrying amount of financial assets is determined by using a separate account for impairment losses (credit losses).

Loans and receivables, as well as held–to-maturity investments which are measured at amortised cost, are individually tested for impairment at each balance sheet date. Receivables, against which no impairment allowance was made, but for which the possibility of impairment exists due to their specific credit risk (related for example to the type of activity or structure of the clients) are tested for impairment as a group (assets' portfolio).

An impairment allowance is reversed, if in subsequent periods the impairment is reduced, and this reduction may be attributed to events occurring after recognition of the impairment allowance. The reversal of an impairment allowance is recognised in profit or loss.

2.2.5.6 Embedded derivatives

Initial recognition of embedded derivatives

Embedded derivatives are separated from host contracts and accounted for separately as at the date of transaction, if all of the following conditions are met:

- the hybrid (combined) instrument not measured at fair value, with changes in fair value recognised in profit or loss,
- the economic characteristics and risks of the embedded derivative are not closely related to the economic characteristics and risks of the host contract, and
- a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.

Re-assessment of contracts for possible bifurcation of embedded instruments is made whenever there is a significant change to the contract that significantly modifies cash flows arising from the contract.

These criteria in particular are deemed as being met for contracts involving metals sales or the purchase of copper-bearing materials, in which prices are set after the date of sale or purchase. In such cases the Group accounts for the embedded derivative instrument separately from the host sale/purchase contract. From the moment of bifurcation, the embedded derivative instrument is measured at fair value at each balance sheet date. From the date of bifurcation, the embedded derivative instrument is classified as a financial asset or liability measured at fair value through profit or loss. Any change in the balance of the embedded derivative instrument is accounted for as an adjustment respectively of revenues from sales or costs of sales.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.5 Financial Instruments (continuation)

2.2.5.7 Hedge accounting

Hedging, for accounting purposes, involves proportional offsetting of the effects of changes in the fair value or cash flows arising from a hedging instrument and a linked hedged item. The types of hedges include fair value hedges, cash flow hedges and hedges of net investment in foreign operations. Financial assets which are not derivative financial instruments, or financial liabilities which are not derivative financial instruments, may be designated as hedging instruments only for the currency risk hedging relationships.

The Group does not recognise either fair value hedges or hedges of net investment in foreign operations. Hedging instruments are designated as cash flow hedges.

Derivatives used in cash flow hedges

In a cash flow hedge, a derivative used as a hedging instrument is an instrument which:

- hedges the exposure to volatility of cash flows which is attributable to a particular type of risk associated with a recognised asset or liability, or a highly probable forecast transaction, and
- will affect reported profit or loss.

Gains and losses arising from changes in the fair value of the hedging instrument in a cash flow hedge are recognised as a separate item of equity, to the extent to which the change in fair value represents an effective hedge of the associated hedged item. The portion which is ineffective is recognised in the income statement as other operating income or costs. Gains or losses arising from the hedging instrument in cash flow hedges are reclassified into profit or loss in the same period or periods in which the hedged item affects profit or loss.

Hedge effectiveness is the degree to which changes in the cash flows of the hedged item that are attributable to the hedged risk are offset by changes in the cash flows of the hedging instruments.

If the hedged firm commitment or forecast future transaction subsequently results in the recognition of a non-financial asset or non-financial liability in the balance sheet, then, at the time the item is recognised, all associated gains and losses are included in the initial cost or other carrying amount of the asset or liability.

Hedge accounting includes the use of forecasted cash flow hedges. The designated hedges relate to the future transactions forecasted as assumed in the Sales Plan for a given year. These plans are prepared based on the production capacities for a given period. The Group estimates that the probability of these transactions occurring is very high, as from historical point of view, sales were always realised at the levels assumed in Sales Plans.

When entering into hedging transactions, the Group documents the relationship between hedging instruments and the hedged items, as well as the objective of entering into a particular transaction. The Group also documents its assessment, both at the date of inception of the hedge as well as on an on-going basis, of whether the derivative instruments used in hedge relationships are and will be highly effective in offsetting changes in the cash flows of the hedged items.

Discontinuation of hedge accounting

Derivative instruments cease to be accounted for as hedging instruments when they expire or are sold, terminated or settled, or when the Group revokes its designation of a given instrument as a hedging instrument. The Group may designate a new hedging relationship for a given derivative, change the intended use of the derivative, or designate it to hedge another type of risk. In such case, for cash flow hedges, gains or losses which arose in the periods in which the hedge was effective are retained in equity until the hedged item affects profit or loss.

If the hedge of a firm commitment or forecast future transaction ceases to exist, because the hedged item no longer meets the definition of a firm commitment, or because it is probable that the forecast transaction will not occur, then the gain or loss recognised in equity is immediately transferred to the income statement.

2.2.6 Inventories

Inventories consist of the following items:
- materials,
- semi-products and work in progress,
- finished goods, and
- goods for resale.

Inventory additions are measured in accordance with the following principles:
- materials and goods for resale – at cost,
- finished goods, semi-products – at actual manufacturing cost,
- work in progress – based on valuation of the work-in-progress inventories.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.6 *Inventories (continuation)*

Inventory disposals are measured in accordance with the following principles:
- materials and goods for resale – at average cost based on the weighted average cost of a given item,
- finished goods and semi-products - by way of valuating the difference between inventories closing balance and the value of any additions, and giving due regard to the opening balance.

Inventories are measured in accordance with the following principles:
- materials and goods for resale – at average cost as set for inventory disposal,
- finished goods, semi-products and work in progress – based on cumulative actual manufacturing costs and giving due regard to the opening balance.

At the balance sheet date inventories are measured, using the above-mentioned policies, but not higher than the net realisable value. Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

2.2.7 Trade and other receivables

Trade receivables are recognised initially at fair value. After initial recognition, trade receivables are measured at amortised cost using the effective interest rate, less allowance for impairment, while trade receivables with the maturity period of up to 12 months from the receivable origination date are not discounted.

Impairment allowances on trade receivables are recognised when there is objective evidence that the Group will not be able to collect all amounts due. The amount of the impairment allowance is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the effective interest rate.

The amount of the impairment allowance is recognised in the income statement.

Receivables not representing financial assets are recognised initially at their nominal value and measured at the balance sheet date at the amount due.

Receivables with a maturity period of over 12 months from the balance sheet date are classified as non-current assets. Current assets include receivables with a maturity period of up to 12 months from the balance sheet date.

Recognised as receivables are:

- **trade receivables** – these are receivables which arise from the principal operating activities of the Group; and
- **other receivables**, including:
  - loans granted,
  - other financial receivables, i.e. receivables meeting the definition of financial assets,
  - other non-financial receivables, including advances for deliveries and fixed assets, assets under construction, intangible assets, shares, receivables from employees, if they are settled other than by cash payment; and
  - prepayments.

2.2.8 Cash and cash equivalents

Cash and cash equivalents includes cash in hand and in bank accounts, a vista deposits, other safe current investments with original maturities of three months or less from the date of their placement, acquisition or issuance and with high liquidity. Cash and cash equivalents also include interest on cash equivalents.

2.2.9 Non-current assets (or disposal groups) held for sale

Non-current assets (or disposal groups) are classified as held for sale, if their carrying amount is to be recovered principally through sale transactions rather than through continuing use, under condition that they are available for immediate sale in their present condition subject only to terms that are customary for sales of such assets (or disposal groups) and their sale must be highly probable.

Before the initial classification of assets (or disposal groups) as held for sale, the carrying amount of the asset is measured in accordance with applicable standards.

At the moment of reclassification these assets are measured at the lower of carrying amount and fair value less costs to sell.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.10 Impairment of non-financial assets

Goodwill and intangible assets not yet available for use, are not amortised, but are tested annually for impairment.

A depreciable asset is tested for impairment whenever an event or change in circumstances indicates that its carrying amount may not be recoverable. Amongst the fundamental and most important external indications of possible impairment for the Group companies listed on the active markets are the continuation over the long term of a situation in which the carrying amount of their net assets exceeds their market value. In addition, amongst the most significant indications are unfavorable technical, market and economic changes to the environment in which the Group companies operate, including on the destination markets for their products, as well as an increase in market interest rates and premiums for risk reflected in calculations of the discount rates used to calculate the value in use of assets of Group companies. Internal factors taken into account in determining whether assets have been impaired primarily include the substantial decrease in actual net cash flow in relation to the net cash flow from operating activities assumed in the Budget, and, with respect to individual assets, any physical damage, loss of utility and the generation of lower economic benefits from expenditures incurred on their acquisition or construction, if a given asset independently generates cash flow.
An impairment loss is recognised as the amount of the carrying value of the given asset which exceeds its recoverable amount. The recoverable amount is the higher of two amounts: fair value less costs to sell, and value in use.

For the purpose of impairment assessment, assets are grouped at the lowest level at which they generate cash inflows that are largely independent of those from other assets (cash-generating units). Cash-generating units are determined separately each time an impairment test is to be performed.

If an impairment test indicates that the recoverable amount (i.e. the higher of the asset's fair value less costs to sell and its value in use) of a given asset or cash-generating unit is lower than its carrying amount, an impairment loss is recognised as the difference between the recoverable amount and the carrying amount of a given asset or cash-generating unit. Any impairment loss is initially allocated to goodwill, if any. The remaining amount of the impairment is allocated to assets within the cash-generating units proportionally to their share of the carrying amount of the entire unit. If such allocation is made, the carrying amount of the asset may not be lower than the highest of the following amounts: fair value less costs to sell, value in use and zero.

Impairment losses are recognised in profit or loss.

Non-financial non-current assets, other than goodwill, for which an impairment loss was recognised in prior periods, are tested at each balance sheet date to determine whether there is any indication of the possibility that an impairment loss may be reversed.

2.2.11 Equity

Equity consists of:

1. Share capital.

2. Accumulated other comprehensive income, which consists of:
- accumulated income/costs from the re-measurement set at the fair value of the cash flow hedging instruments in the portion reflecting an effective hedge,
- accumulated income/costs from the re-measurement to fair value of financial assets classified as available-for-sale, and
- the impact of income tax related to income/costs presented in other comprehensive income.

3. Retained earnings, composed of:
- undistributed profit or unabsorbed losses from previous years,
- reserve capital created in accordance with the of Commercial Partnerships and Companies Code,
- reserve capital created and used in accordance with the Statutes,
- profit or loss for the period.

2.2.12 Liabilities

Liabilities are present obligations of the Group arising from past events, the settlement of which is expected to result in an outflow of resources embodying economic benefits.

Liabilities comprise:
- liabilities arising from bank loans, other loans (borrowings) and finance lease liabilities,
- trade payables,
- other financial liabilities, and
- other non-financial liabilities.

Current trade payables are recognised in the balance sheet at their nominal value. The carrying amount of these liabilities reflects the approximate amount representing the level of amortised cost, calculated using the effective interest rate. Current trade payables are not discounted.

Liabilities not classified as financial liabilities are measured at the amount due.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.13 Accrued expenses

Accrued expenses are due and payable liabilities arising from goods received or services performed, for which the payment has not yet been made, an invoice has not been received or a formal agreement reached with the supplier, including amounts due to employees.

Accruals include:
- remuneration and the related surcharges paid on a one-off basis, relating to annual periods,
- accrued costs of local fees and taxes,
- short-term accruals for unused annual leave.

2.2.14 Deferred income

Deferred income includes mainly monetary resources received to finance the acquisition or manufacture of assets under construction or development work, which are recognised as income over the periods necessary to match them with the depreciation of the assets financed by these resources.

The value of fixed assets, assets under construction and intangible assets acquired for free as grants, is accounted for in accordance with this Policy, note no. 2, point 2.2.26 *Government grants*.

2.2.15 Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, such that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
Provisions are recognised, in particular, in respect of the following:
- future costs of mine decommissioning after the conclusion of mining activities, costs of decommissioning of technological facilities in the copper smelters and other facilities (jointly: decommissioning costs) in cases where the law provides for the obligation to dismantle and remove such assets after the conclusion of mining activities and to restore the sites to their original condition,
- the effects of court proceedings and of disputed issues,
- guarantees granted.

Provisions are recognised in an amount representing the best estimate of the expenditure required to settle the present obligation at the balance sheet date. If the effect of the time value of money is material, the amount of the provision shall be the present value of the expenditure expected to be required to settle the obligation.

The provision for future decommissioning costs of mines and other technological facilities is recognised based on the estimated expected costs of decommissioning of such facilities and of restoring the sites to their original condition. Estimation of this provision is based on specially-prepared studies using ore exploitation forecasts (for mining facilities), and technical-economic expertise prepared either by specialist external firms or within the Parent Entity. Provisions are reviewed at the balance sheet date.

The amount of provisions set at 1 January 2004, i.e. at the transition date for application of IFRS for the purposes of preparing the consolidated financial statements, recognised in the cost of property, plant and equipment, was calculated based on the optional exemption set out in IFRS 1, *„First-time Adoption of International Financial Reporting Standards"*. Beginning from 1 January 2004, all changes arising from changes in the amount of provisions are recognised in accordance with IFRIC 1.

In accordance with IAS 1, *„Presentation of Financial Statements"* provisions are presented in the balance sheet as either current or non-current.

2.2.16 Employee benefits

The Group pays retirement benefits due to one-off retirement-disability rights, coal equivalent payments, post-mortem benefits and jubilee bonuses according to the Collective Labour Agreements.

The amount of the liability due to these benefits is equal to the present value of the defined benefit obligation at the balance sheet date, and reflect actuarial gains and losses and the costs of past employment. The value of defined benefit obligations is estimated at the balance sheet date by independent actuaries using the Projected Unit Credit Method. The present value of the defined benefit obligation is determined by discounting estimated future cash outflow using the interest rates on treasury bonds expressed in the currency of future benefit payment, with maturities similar to those of the liabilities due to be paid. According to IAS 19, the discount rate should be based on the market yields of highly liquid commercial bonds with low risk. Should there be no developed market for such bonds, and such a situation does exist in Poland, the interest rate on government bonds at the balance sheet date should be applied.

Actuarial gains and losses increase or decrease costs recognised in the income statement in the period in which they arose.

Costs of past employment related to defined benefit plans are accounted for in the income statement systematically, using the straight-line method, over the period until the benefits become vested.

The Parent Entity participates in an Employee Retirement Plan. With respect to this Plan, the Parent Entity has no legal or constructive obligation to pay any employee benefits if the related insurance firm does not have sufficient assets to cover its obligations in respect of the Plan participants after their period of employment.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.17 Income taxes (including deferred tax)

Income taxes in the income statement comprise: current tax and deferred tax.

Current income tax is calculated in accordance with current tax laws.

Deferred tax is determined using tax rates and tax laws that are expected to apply to the period when the asset is realised or the liability is settled based on tax rates and tax laws that have been enacted or substantively enacted on the balance sheet date.

Deferred tax liability is recognised for all taxable temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. This liability is not discounted.

Deferred tax asset is recognised for all deductible temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax losses can be utilised.

Deferred tax assets and deferred tax liabilities are recognised irrespective of the period in which their realisation is to occur.
Deferred tax assets and deferred tax liabilities are not recognised if they arise from the initial recognition of an asset or liability in a transaction that:
- is not a business combination, and
- at the time of the transaction, affects neither the accounting profit nor taxable profit. Deferred tax liability is likewise not recognised on temporary differences arising from the initial recognition of goodwill.

Deferred tax is recognised in the income statement for a given period, unless the deferred tax:
- arises from transactions or events which are directly recognised in equity – in which case the deferred tax is also recognised in the appropriate equity item, or
- arises from a business combination – in which case the deferred tax affects goodwill or the excess of interest in the fair value of net assets over the cost of acquisition.

Deferred tax assets and deferred tax liabilities are offset if the entities of the Group have a legally enforceable right to set off current tax assets against current tax liabilities, and if the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority.

2.2.18 Contingent items and other off-balance sheet items

Contingent liabilities are:

a) possible obligations that arise from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity, or
b) a present obligation that arises from past events but is not recognised because:
   - it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation, or
   - the amount of the obligation (liability) cannot be measured with sufficient reliability.

The contingent liabilities include, among others:
- guarantees and promissory notes issued for the benefit of third-parties in connection with contracts,
- liabilities due to compensation for damages arising in the course of business activities, resulting from matters which remain unresolved,
- conditionally-suspended penalties for economic use of natural environment,
- liabilities arising from implementation contracts, calculated based on future outcome, and
- other contingent liabilities arising from the contracts.

Other off-balance sheet liabilities include, among others:
- liabilities towards the State Treasury due to perpetual usufruct of land,
- liabilities towards local government entities due to payments in respect of perpetual usufruct of land acquired for a fee on a secondary market, expressed in the total amount of future minimum payments arising from contracts,
- liabilities towards other entities due to payments arising from non-cancellable operating lease contracts, expressed in the total amount of future minimum payments arising from the contract.

2.2.19 Statement of comprehensive income

The statement of comprehensive income is comprised of the income statement and other comprehensive income.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.20 Income statement

The cost of sales format is applied as the basic costs accounting method in the income statement. Profit or loss is calculated as the total amount resulting from the subtraction of costs from income, and excluding elements of other comprehensive income

2.2.21 Revenues

Revenues from sales are recognised at the fair value of the consideration received or receivable, less VAT, rebates and discounts. In the case of sales for which the price is set after the date of recognition of a given sale, revenues are accounted for based on the forward prices from the date of sale. Revenues from sales which are recognised at such an amount are adjusted at each balance sheet date by any change in the fair value of embedded derivative instruments, which are separated from the host sales contract in accordance with point 2.2.5.6. Sales revenues are adjusted for the gain or loss from the settlement of derivative instruments hedging future cash flows, in accordance with the general principle that the portion of gain or loss on a derivative hedging instrument that is determined to be an effective hedge is recognised in the same item of income statement in which the gain or loss on the hedged item is recognised at the moment when the hedged item affects profit or loss.

Recognised in sales revenues are revenues arising from ordinary operating activities of the Group, i.e. revenues from sales of products, services, goods for resale and materials, reflecting any rebates granted and any other decreases in selling prices.

In addition, revenue for the given reporting period which affects the financial result of the period includes
other operating income and gains, which are indirectly related to the activities carried out, in particular:
- income and gains from investments,
- gains from the measurement and realisation of trading derivative instruments and the ineffective portion of gains from the realisation and re-measurement to fair value of derivative hedging instruments,
- foreign exchange gains, with the exception of exchange differences arising on liabilities representing sources of finance for the Group's activities,
- reversal of impairment losses on held-to-maturity investments, available-for-sale financial assets, and loans,
- release of unused provisions, previously charged to other operating costs, and
- gains on disposal of property, plant and equipment and intangible assets,

finance income, representing primarily income related to financing of the activities of the Group, including:
- net foreign exchange gains arising exclusively on liabilities from sources of financing of the Group's activities (loans, bank loans, bonds, finance leases etc.),
- gains on realisation and re-measurement to fair value of derivative hedging instruments used to hedge liabilities financing the Group's activities.

Moment of recognition of revenues
Revenues from the sale of products, goods for resale and materials are recognised when:

- the Group has transferred to the buyer the significant risks and rewards of ownership of the goods for resale, finished goods and materials,
- the Group has ceased to have a continued involvement in the management of goods for resale, finished goods and materials sold to the extent usually associated with inventory management function, and does no longer exercise effective control over those items,
- the amount of revenue can be measured in a reliable manner,
- it is probable that the economic benefits associated with the transaction will flow to the Group, and
- the costs incurred or to be incurred in respect of the transaction can be measured reliably.

Revenues from the sale of services are recognised when:

- the amount of revenue can be measured reliably,
- it is probable that the economic benefits associated with the transaction will flow to the Group,
- the stage of completion of the transaction at the balance sheet date can be measured reliably, and
- the costs connected with the transaction and the costs to complete the transaction can be measured reliably.

Interest income is recognised on an accruals basis, using the effective interest method.

Income from dividends is recognised when the shareholder's right to receive payment is established.

2.2.22 Costs

The Group recognises as costs any probable decrease, in the reporting period, of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of provisions and liabilities, which lead to a decrease in equity or an increase in negative equity in a manner other than the withdrawal of funds by its shareholders or owners.
Costs are recognised in profit or loss based on the direct relation between costs incurred and specific income achieved, i.e. applying the matching principle, through prepayments and accruals. In the case of purchases of copper-bearing materials for which the price is set after the date of recognition of a given purchase, inventories are accounted for at the expected purchase price on the date of recognition of the inventories. Cost of sales at the balance sheet date is adjusted at each balance sheet date by any change in the fair value of embedded derivative instruments, which are separated from the host purchase contract in accordance with point 2.2.5.6.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.22 Costs (continuation)

Costs are accounted for both by type and by the cost centres, and are reported in the income statement using the costs by function (cost of sales) format as the primary cost reporting format.

The total cost of products, goods for resale and materials sold (cost of sales) comprises:
- the manufacturing cost of products sold,
- the cost of goods for resale and materials sold,
- selling costs, and
- administrative expenses.

In addition, costs for the given reporting period which affect the financial result of the period include:
other operating costs and losses, indirectly connected with operating activities, including in particular:
- losses on financial investments,
- losses from the measurement and realisation of traded derivative instruments and the ineffective portion of losses arising from the realisation and re-measurement to fair value of derivative hedging instruments,
- foreign exchange losses, with the exception of exchange differences arising on liabilities representing sources of finance for the Group's activities,
- impairment losses on held-to-maturity investments, available-for-sale financial assets, loans and other investments,
- provisions recognised for contested issues, penalties, compensation and other costs indirectly related to operating activities,
- donations granted,
- losses on disposal of property, plant and equipment and intangible assets,

and also **finance costs** related to financing of the activities of the Group, including in particular:
- overdraft interest,
- interest on short- and long-term loans, credits and other sources of finance, including discounted liabilities,
- net foreign exchange losses arising on liabilities from sources of financing of the Group's activities,
- changes in the level of provisions arising from the approach of the time to settle the obligation (the so-called unwinding of the discount effect).

2.2.23 *Foreign currency transactions and the measurement of items denominated in foreign currencies*

Functional and presentation currency

Items included in the financial statements are measured using the currency of the primary economic environment in which the Group operates, i.e. in the functional currency. The financial statements are presented in the Polish zloty (PLN), which is the functional and presentation currency of the Group.

Transactions and balances

At the moment of initial recognition, foreign currency transactions are translated into the functional currency:
- at the actual exchange rate applied, i.e. at the buy or sell exchange rate applied by the bank in which the transaction occurs, in the case of the sale or purchase of currencies and the payment of receivables or liabilities,
- at the average exchange rate set for a given currency by the NBP (National Bank of Poland) prevailing on the date of the transaction. The exchange rate prevailing on the date of the transaction is the average NBP rate announced on the last working day proceeding the transaction day.

At each balance sheet date:
- foreign currency monetary items are translated at the closing rate prevailing on that date, i.e. the average exchange rate set for a given currency by the NBP,
- non-monetary items measured at historical cost in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) prevailing on the transaction date, and
- non-monetary items measured at fair value in a foreign currency are translated using the exchange rate (i.e. average exchange rate set for a given currency by the NBP) at the date when the fair value was determined.

Foreign exchange gains or losses arising on the settlement of a foreign currency transaction, or on the measurement and translation of foreign currency monetary assets and liabilities (other than derivatives) denominated in a foreign currency, are recognised in profit or loss. Foreign exchange gains or losses arising on the measurement and translation of foreign currency derivatives, are recognised in profit or loss as a re-measurement to fair value provided they do not represent the change in the fair value of the effective cash flow hedge or a hedge in a net investment in a foreign operation. In such a case they are recognised in equity, in accordance with hedge accounting principles.

Foreign exchange gains or losses arising on non-monetary items, such as equity instruments measured at fair value through profit or loss, are recognised as an element of changes in fair value. Exchange differences arising on non-monetary items, such as equity instruments classified as available- for-sale financial assets, are recognised in revaluation reserve at fair value.

2.2.24 Borrowing costs

Borrowing costs, which are directly attributable to the acquisition, construction or production of a qualifying asset, affect its initial value as an element of its cost. Such costs are capitalised when it is probable that they will result in future economic benefits to the entity, and the costs can be measured reliably.

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.24 Borrowing costs (continuation)

Borrowing costs consist of interest and other borrowing-related costs incurred, and include in particular:
- interest costs calculated using the effective interest method in accordance with IAS 39;
- financial charges due to financial leasing contracts recognised in accordance with IAS 17;
- exchange differences arising from foreign currency borrowings, to the extent that they are regarded as an adjustment to interest costs.

A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. Borrowing costs for loans which were drawn without a specified purpose, but which were allocated to finance the acquisition or production of a qualifying asset, affect the initial value of the qualifying asset by the amount of the capitalisation rate applied to the expenditures on that asset. The capitalisation rate is the weighted average of all borrowing costs of an entity that are outstanding during a given period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

Exchange differences on borrowings drawn in a foreign currency (both specific and general) affect the initial value of the qualifying asset during the period in which it represents an adjustment of interest costs. The amount of the exchange differences adjusting the interest cost is the difference between the cost of interest on similar financing which an entity would have drawn in its functional currency and the financing cost incurred in the foreign currency.

2.2.25 Leases

A lease is classified as a finance lease if it transfers to the lessee substantially all of the risks and rewards incidental to ownership of assets. The leased asset is capitalised at the inception of the lease at an amount equal to the fair value of the leased asset or, if lower, the present value of the minimum lease payments.

A depreciable asset acquired in a finance lease is depreciated over the shorter of its useful life and the lease term.
Where the substantial part of the risks and rewards incidental to ownership of an asset is retained by the lessor, the lease contract is classified as an operating lease.

2.2.26 Government grants

Monetary grants for financing assets are presented in the balance sheet as deferred income.

Grants are not recognised until there is a reasonable assurance that the entity will comply with the conditions attaching to them, and that the grants will be received.

Monetary grants are recognised systematically as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. They are not credited directly to equity.

A grant that becomes receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the entity with no future related costs is recognised as income of the period in which it becomes receivable, together with disclosure of this fact.

Grants related to income are presented as income, separately from the related costs which the grants are intended to compensate. Grants are recognised as income regardless of whether they were received in the form of cash or as a decrease of liabilities.

Non-monetary grants are recognised in the accounts in their fair value.
The principles of utilisation of CO_2 are presented in note 2, point 2.2.28.

2.2.27 Segment reporting

Segment reporting involves the grouping of segments by the component parts of the Group:
- that engage in business activities from which the component may earn revenues and incur expenses,
- whose operating results are reviewed regularly by the entity's chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
- for which discrete financial information is available.

The Management Board of KGHM Polska Miedź S.A. is the main body responsible for making decisions as to the allocation of resources and for evaluating segment results (the chief operating decision maker, or CDM). Management information provided to the CDM is prepared at the Parent Entity and entities of the Group level. Each of the identified operating segments in the Group represents a specific company and has a segment manager who is directly accountable to and maintains regular contact with the CDM to discuss the financial results, forecasts and plans related to the segment.
As a result of analysis of aggregation criteria and quantitative thresholds the following reporting segments have been identified: „The production of copper, precious metals and other smelter products" and a segment aggregating all of the remaining operating segments under the name „All other segments".

2. Main accounting policies (continuation)

2.2 Accounting policies (continuation)

2.2.28 Emission rights

The entities of the Group participate in a program to limit emissions of carbon dioxide based on the Kyoto protocols of 11 December 1997, which commit government bodies, including those in Poland, to control and reduce emissions of greenhouse gases. Based on signed agreements the goal was established to reduce the emissions of carbon dioxide to a specified level. As a result, the Polish government allocates emission allowances in an amount covering the permitted carbon dioxide emission limit. Emission rights are granted in accordance with the National Plan for Allocating Proprietary Rights for the emission of carbon dioxide, which is developed for each subsequent settlement period.

At inception, proprietary emission rights received without cost from the government and any associated non-monetary government subsidies (accounted for as deferred income) are measured at fair value which is equal to nominal value. Purchased proprietary rights are measured at cost. Proprietary rights represent an intangible asset. At the balance sheet date, these rights are measured at cost less any impairment. Proprietary rights received without cost are accounted for in the amount of the difference between the fair value of the rights received and the amount of the associated deferred income.

Subsidies are settled simultaneously with the redemption* of proprietary emission rights. The Group applies the principle of net liabilities to granted proprietary emission rights. In accordance with this principle a provision is recognised when actual emissions exceed the amount of rights allotted and actually held. Such liabilities are accounted for at the fair value of the proprietary emission rights which the given entity is to redeem, plus any eventual costs or penalties due to a deficit of the proprietary emission rights necessary to resolve this deficit. A provision is created to cover the product manufacturing cost. This provision is settled at the moment of redemption of the proprietary emission rights purchased by the entity for the purpose of meeting its obligations. Proprietary emission rights are settled based on the principle „first in-first out" (FIFO).

* redemption means the decision to redeem the proprietary emission rights issued by the President of the Energy Regulatory Office based on information on emissions provided by an installation's owner.

2.2.29 Earnings per share

Earnings per share for each period are calculated by dividing the profit for the given period attributable to the shareholders of the Parent Entity by an average weighted number of shares in that period.

2.2.30 Cash flow statement

Cash flows from operating activities are presented using the indirect method.

2.2.31 Capital management

The Group manages its capital in order to maintain the capacity to continue its operations, including the realisation of planned investments, in a manner enabling it to generate returns for the shareholders and benefits to other stakeholders.

In accordance with market practice, the effective use of capital is monitored among others on the basis of the following ratios:

1. The equity ratio, calculated as the relation of net tangible assets (equity less intangible assets) to total assets, and
2. The ratio showing the relationship of borrowings and finance lease liabilities to EBITDA. EBITDA is operating profit plus depreciation/amortisation.

2.2.32 Customer Loyalty Programmes

Loyalty award credits which are granted to customers who participate in a Partnership Programme are accounted for as a separate component of the sales transaction in which they were granted. The fair value of the proceeds is allocated between the said loyalty award credits and the remaining elements of the sale. The amount allocated to the award credits is measured by reference to their fair value, and is accounted for as deferred income until the said credits are redeemed by the customer.

The fair value of a loyalty credit in respect of which income is deferred is determined based on the fair value of the award in terms of its redemption structure.

The value of a loyalty award credit is reviewed at the end of each calendar year.
Income is recognised at the moment an award credit is redeemed. The amount of income recognised in a given period is based on the number of credits awarded in relation to the total anticipated number of redeemed loyalty award credits, and reflects changes in the value of such award credits in subsequent years. The anticipated number of redeemed loyalty award credits is an estimate.

(amounts in tables in thousand PLN, unless otherwise stated)

3. Important estimates

3.1 Classification and measurement of financial instruments

In accordance with the guidelines of IAS 39 relating to the classification of non-derivative financial instruments with fixed or determinable payments, these assets are classified as held-to-maturity investments. In making this judgement, the intended use and possibility of holding such investments to maturity are evaluated. Should the Group fail to hold such instruments to maturity, apart from the situation described in IAS 39, it would have to reclassify all such assets recognised in this group as available-for-sale. In such a situation, the reclassified investments would be measured at fair value, and not at amortised cost.

At each balance sheet date the Group analyses significance of the impact of bifurcated embedded derivative instruments on the financial statements. Following this analysis, the Group determined that bifurcation of these instruments at 30 June 2009 will not have a significant impact on the financial statements.

3.2 Estimation of provisions

1. At 30 June 2009 the following was recognised:
   - in the Parent Entity, a provision for future employee benefits due to post-mortem benefits in the amount of PLN 25 508 thousand,
   - in the subsidiary PeBeKa S.A., a provision for future employee benefits due to miners day payments for retirees in the amount of PLN 17 550 thousand.

The effects of estimation of the provision were recognised in the financial result as they are immaterial.
Provisions for future employee benefits - retirement or disability benefits, jubilee bonuses, post-mortem benefits and post-employment coal equivalent payments are estimated using actuarial methods. A change in the financial factors being the basis for estimation, i.e.

- an increase in the discount rate by 1% and an increase by 1% in the coal price and wages increase rate would cause an increase in the provision by PLN 14 568 thousand,
- a decrease in the discount rate by 1% and an increase by 1% in the coal price and wages increase rate would cause an increase in the provision by PLN 311 118 thousand,
- an increase in the discount rate by 1% and a decrease by 1% in the coal price and wages increase rate would cause a decrease in the provision by PLN 195 533 thousand,
- a decrease in the discount rate by 1% and a decrease by 1% in the coal price and wages increase rate would cause an increase in the provision by PLN 1 199 thousand.

2. Provisions for decommissioning costs of mines and other facilities.

These provisions represent the equivalent of the estimated future decommissioning costs of mines and other facilities, discounted to present value. Revaluation of these provisions at the balance sheet date is affected by the following indicators:

a) the index of changes in prices in the construction-assembly sector published by Main Statistical Office (GUS),
b) the real discount rate calculated based on the profitability of treasury bonds with the maturities nearest to planned financial outflow (nominal discount rate) and the forecast rate of inflation.

Discount rates (nominal and inflation) are set separately for future periods, i.e. one, two and three years, and jointly for periods from the fourth year.

A 1% increase in the real discount rate used to estimate the amount of the provision for decommissioning costs of mines and other facilities would cause a decrease in the carrying amount of the provision for decommissioning costs of mines and other facilities, by PLN 103 700 thousand. However, a 1% decrease in the real discount rate would cause an increase in the carrying amount of the provision by PLN 140 381 thousand.

3. Other non-current provisions - they are estimated using parameters applied to measurement of provisions for employee benefits (Note 23).

3.3 Deferred tax assets/liabilities

The deferred tax assets/liabilities are measured using the tax rates which are expected to apply at the moment when the asset is realised or the liability is settled, based on tax laws that have been enacted or substantively enacted at the balance sheet date.

The probability of realising deferred tax assets is considered certain.

3.4 Presentation

The Group recognises income and costs related to financial investments under other operating activities in the income statement on the grounds that these activities (in particular investments in the telecom sector) are connected with the operating activities of the Group. Detailed principles of recognition of income and costs have been described in Note 2 point 2.2.21 and 2.2.22.

3.5 Strategy of DIALOG S.A.

The directions of development of DIALOG S.A. set forth in its current approved strategy assume significant investment in an optical fiber network aimed at further growth of its integrated teletransmission services. Projections which have been prepared based on this strategy show future income for the Company which will allow it to make full economic use of its assets, including deferred tax assets.
The current strategy of DIALOG S.A. is being reviewed by the Management Board of the Company. Any eventual update to the strategy together with the results of this review will be reflected in the projections of DIALOG S.A. as well as in the separate and consolidated annual financial reports of KGHM Polska Miedź S.A.

(amounts in tables in thousand PLN, unless otherwise stated)

4. Composition of the KGHM Polska Miedź S.A. Group – *subsidiaries*

KGHM Polska Miedź S.A., as a Parent Entity of the Group, fully consolidated 28 subsidiaries in the current period.

Entity	Head office	Scope of activities	% of share capital held	% of voting rights held
KGHM CUPRUM sp. z o.o. – CBR	Wrocław	R&D activities	100	100
KGHM Polish Copper Ltd.	London	copper trading	100	100
"MIEDZIOWE CENTRUM ZDROWIA" S.A.	Lubin	medical services	100	100
KGHM Ecoren S.A.	Lubin	production of other products from non-metallic mineral resources	100	100
"Energetyka" sp. z o.o.	Lubin	generation, distribution and sale of electricity and heat	100	100
CBJ sp. z o.o.	Lubin	technical research and analyses	100	100
KGHM Kupferhandelsges m.b.H.	Vienna	copper trading	100	100
POL-MIEDŹ-TRANS Sp. z o.o.	Lubin	transportation services	100	100
DIALOG S.A.	Wrocław	telecommunications services, telecommunications, IT and information services	100	100
KGHM Metraco S.A.	Legnica	trade, agency and representative services	100	100
Zagłębie Lubin SA	Lubin	participation in and organisation of professional sporting events	100	100
INTERFERIE S.A.	Lubin	tourism, hotel and spa services	65.67	65.67
PeBeKa S.A.	Lubin	underground and mining construction, construction of tunnels	100	100
DFM ZANAM - LEGMET Sp. z o.o.	Polkowice	repair and manufacture of machinery	100	100
INOVA Spółka z o.o.	Lubin	inspections and control of machinery, R&D work	100	100
Ecoren DKE spółka z o.o.	Oława	collection of municipal and industrial waste, processing, storage and utilisation of waste	100	100
WFP Hefra S.A.	Warsaw	production and sale of rust-proof, silver-plated and semi-silver-plated table settings, from man-made materials and ceramics, finished and semi-finished products and services	97.52	97.52
Walcownia Metali Nieżelaznych spółka z o.o.	Gliwice	production of sheeting	84.37	84.37
PHP "MERCUS" sp. z o.o.	Polkowice	trade, production of bundled electrical cables	100	100
PHU "Lubinpex" Sp. z o.o.	Lubin	retail trade in food items, catering services	100	100
WM "ŁABĘDY" S.A.	Gliwice	production of non-ferrous metals, products from non-ferrous metals, services	88.92	88.92
AVISTA MEDIA sp. z o. o.	Wrocław	design, implementation and servicing of IPTV systems (interactive television)	100	100
KGHM LETIA S.A.	Legnica	promotion of innovation	85.45	85.45
PMT Linie Kolejowe Sp. z o.o.	Polkowice	management over railway infrastructure	100	100
PETROTEL Sp. z o.o.	Płock	telecommunication services in fixed-line telephony, internet services, technical services, equipment sales	99.99	99.99
"BIOWIND" sp. z o.o.	Lubin	generation, transfer and distribution of electricity	100	100
KGHM TFI S.A.	Wrocław	creation and management of funds and management of financial instruments portfolios	100	100
KGHM HMS Bergbau AG	Berlin	exploration and development of deposits of copper and other metals in Europe	74.9	74.9

Effect of changes in the structure of the KGHM Polska Miedź S.A. Group during the reporting period

Acquisition of shares in the company „BIOWIND" Sp. z o.o.

On 5 January 2009 an agreement for the acquisition of the shares of the company „BIOWIND" sp. z o.o. with its registered head office in Gdańsk was entered into between „Energetyka" sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) and two physical persons.
Based on this agreement, „Energetyka" sp. z o.o. acquired 1000 shares with a nominal value of PLN 50 each, having a total nominal value of PLN 50 thousand, representing 100% of the shares of „BIOWIND" sp. z o.o. and granting 100% of the votes at the General Shareholders' Meeting of „BIOWIND" Sp. z o.o.
The purchase price for the shares amounts to PLN 450 thousand. The shares were paid for in cash. The share capital of „BIOWIND" sp. z o.o. amounts to PLN 50 thousand and is divided into 1000 shares with a nominal value of PLN 50 per share.
The total cost of acquisition of these shares was PLN 455 thousand. The acquisition of these assets was financed using the internal funds of „Energetyka" sp. z o.o. The net asset value of the company „BIOWIND" sp. z o.o. is PLN 50 thousand. As the value is immaterial the purchase cost was not allocated and goodwill was set at PLN 405 thousand. No assets were identified which were not accounted for in the balance sheet.

(amounts in tables in thousand PLN, unless otherwise stated)

4. Composition of KGHM Polska Miedź S.A. Group - subsidiaries

The purchase of shares of „BIOWIND" sp. z o.o., holding a lease on property (around 300 hectares) in the Warmińsko-Mazurskie Voivodeship, enables the commencement of formal procedures aimed at realising an investment related to the construction of a wind farm.
From the date of purchase to the balance sheet date, „BIOWIND" sp. z o.o. had not earned revenues, and had incurred a loss of PLN 15 thousand.

Acquisition of shares of PETROTEL Sp. z o.o.

On 12 January 2009 DIALOG S.A. (a subsidiary of KGHM Polska Miedź S.A.) acquired from minority shareholders 2 009 shares of PETROTEL Sp. z o.o. with a nominal value of PLN 1 000 per share, as a result of which the share of DIALOG S.A. in the share capital of PETROTEL Sp. z o.o. increased to 99.56%. On 20 March 2009 DIALOG S.A. purchased a further 35 shares, and its share in the share capital of PETROTEL Sp. z o.o. currently amounts to 99.99%. The total cost of acquisition of 24.93 % of the shares of PETROTEL Sp. z o.o. amounts to PLN 10 895 thousand.

Acquisition of shares of DKE sp. z o.o.

On 14 January 2009 an agreement for the acquisition of the minority packet of shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. (a direct subsidiary of KGHM Ecoren S.A.) was signed between KGHM Ecoren S.A. (a direct subsidiary of KGHM Polska Miedź S.A.) and SITA POLSKA Sp. z o.o. Based on this agreement, KGHM Ecoren S.A. acquired 380 shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. having a total nominal value of PLN 380 thousand, representing 49.67% of the share capital of Dolnośląska Korporacja Ekologiczna Sp. z o.o. and granting 49.67% of the votes at the General Shareholders' Meeting. Currently KGHM Ecoren S.A. owns 100% of the share capital of Dolnośląska Korporacja Ekologiczna Sp. z o.o. and 100% of the votes at the General Shareholders' Meeting.

The shares were acquired for PLN 2 806 thousand and paid for in cash on the date of signing the agreement. The acquisition of these assets was financed using the internal funds of KGHM Ecoren S.A. The total cost of acquiring these shares amounts to PLN 2 829 thousand. The net assets due the buyer, representing 49.67% of the share capital, amounts to PLN 1 314 thousand. Goodwill provisionally set amounts to PLN 1 515 thousand.

Loss of control over the company KGHM CONGO S.P.R.L.

On 25 March 2009 the Management Board of the company KGHM CONGO S.P.R.L. departed the territory of the Democratic Republic of Congo due to safety-related threats and the inability to carry out its business operations, abandoning the company's assets without any supervision.

Due to the loss of ability to direct the financial and operational policy of the company for the purpose of achieving benefits from its operations, the Management Board of the Parent Entity resolved to settle the losses recognised in the consolidated financial statements from the date of acquisition of KGHM CONGO S.P.R.L. to the date on which the Parent Entity ceased to control over this entity as a profit/loss due to loss of control over a subsidiary.

As a result of settlement a gain was set due to loss of control in the amount of PLN 21 457 thousand. In addition, an allowance for impairment of receivables was recognised in other operating costs in the amount of PLN 21 373 thousand due to unpaid liabilities of KGHM CONGO S.P.R.L. towards the Parent Entity.

Founding of KGHM TFI S.A.

On 10 June 2009 KGHM Polska Miedź S.A. founded the company KGHM TOWARZYSTWO FUNDUSZY INWESTYCYJNYCH SPÓŁKA AKCYJNA (KGHM TFI S.A.), in which it acquired 100 % of the shares with a total nominal value of PLN 2 800 thousand, covered by cash. The issue price of the shares is equal to their nominal value. The company was court registered on 29 June 2009.
The subject of activities of KGHM TFI S.A. is the creation and management of investment funds and the management of financial instrument portfolios.

At 30 June 2009 KGHM TFI S.A. had no revenues from sales.

Founding of KGHM HMS Bergbau AG

On 17 June 2009 an agreement was signed for the foundation of the company KGHM HMS Bergbau AG. Its founders are KGHM CUPRUM Sp. z o.o. - CBR (a 100% subsidiary of KGHM Polska Miedź S.A.), which acquired 74.9% of the share capital, and HMS Bergbau AG (the remaining 25.1% of the share capital). This entity was founded under German commercial law, and its registered head office is in Berlin.

KGHM HMS Bergbau AG was founded for the purpose of exploration and development of deposits of copper and other metals in Europe. The first project to be pursued by the company will involve exploration within the territory of Saxony in Germany.

The foundation of KGHM HMS Bergbau AG is related to realisation of the Strategy of KGHM Polska Miedź S.A. for the years 2009 - 2018 which was approved in February 2009. With respect to that part of the Strategy involving development of the resource base, it assumes among others exploring for new deposits in the region.

The share capital of KGHM HMS Bergbau AG amounts to EUR 50 thousand, i.e. PLN 225 thousand. The cost of acquiring these shares was PLN 168 thousand. At the acquisition date minority interest amounted to PLN 57 thousand.

At 30 June 2009 KGHM HMS Bergbau AG had no revenues from sales.

(amounts in tables in thousand PLN, unless otherwise stated)

5. Information on business segments

IFRS 8, Operating segments, was published by the International Accounting Standards Board on 30 November 2006, and replaces IAS 14, *Segment Reporting* and becomes effective for periods beginning on or after 1 January 2009.

As part of the process of implementation of this standard, an analysis was performed of the management model of the Group, the system of reporting within the Group and the economic characteristics of its entities. The results of this analysis identified one reporting segment which was identified as „Production of copper, precious metals and other smelter products" and the segment „All other segments", which combined the remaining operating segments, both those which do not meet the criteria for combination as well as those which did not meet the required quantitative thresholds.

The activities of the segment „Production of copper, precious metals and other smelter products" focuses on the production of copper and silver, the core business of KGHM Polska Miedź S.A. Copper is mainly recovered from copper ore. From this, after enrichment, concentrate is obtained, which is then processed by smelters into anode copper. The process of electrorefining produces refined copper of up to 99.99% purity. A by-product of the electrorefining process is anode slime, from which silver and gold are recovered. The factor responsible for the separation of this segment is its significant share in the results of the Group. In addition, it meets the required quantitative threshold for reportable segments. The results of this segment are separately monitored by the Management Board of the Parent Entity. The basic products of this segment are electrolytic copper cathode, round billets, wire rod and silver.

The production line


Ore extraction
Ore enrichment
Smelting
Refining
Copper processing

Products of individual stages of production


Copper ore
Copper concentrate
Blister copper
Electrolytic copper (cathodes)
Wire rod
Billets
silver
oxygen-free wire rod
silver-bearing, oxygen-free wire rod

5. Information on business segments (continuation)

Each of the remaining Group companies represents a separate operating segment. Due to their various economic characteristics they do not meet the criteria for combination according to IFRS 8 § 12 and do not meet any of the quantitative thresholds. As a result they were combined and presented in the category „All other segments".

Source of income	Group Entity
Production of copper, precious metals and other smelter products	KGHM Polska Miedź S.A.

All other segments

Source of income	Group Entity
non-ferrous metals processing	WM "ŁABĘDY" S.A. Walcownia Metali Nieżelaznych spółka z o.o.
trading: copper and copper scraps, non-ferrous metals, carbon, chemical substance, fuels	KGHM Kupferhandelsges m.b.H. KGHM Polish Copper Ltd. KGHM Metraco S.A.
production: mining machinery, building machinery, road-building materials, of rhenium compounds, electrical cables, rust-proof	DFM ZANAM - LEGMET Sp. z o.o. PHP "MERCUS" sp. z o.o. KGHM Ecoren S.A. WFP Hefra SA
generation, transmission and distribution of electricity and heat, water-sewage management	"Energetyka" sp. z o.o. "BIOWIND" Sp. z o.o.
sales of services: telecommunications, buildings (of which specialized building), transport (railway and road transport, cargo and passenger transport), R&D activities, tourism, multimedia, electrotechnical, attestation, medical, food industry and catering, machinery repairs, rental of property, purification of waste	KGHM CUPRUM sp. z o.o. - CBR CBJ sp. z o.o. "MIEDZIOWE CENTRUM ZDROWIA" S.A. POL-MIEDŹ TRANS Sp. z o.o. DIALOG S.A. INTERFERIE S.A. PeBeKa S.A. INOVA Spółka z o.o. Ecoren DKE sp. z o.o. PHU "Lubinpex" Sp. z o.o. AVISTA MEDIA Sp. z o.o. PMT Linie Kolejowe Sp. z o.o. PETROTEL Sp. z o.o. KGHM HMS Bergbau AG
creation of investment funds and management	KGHM TFI S.A.
technology transfer, promotion of scientific achievements	KGHM LETIA S.A.
management of a football club, organisation of professional sporting events	Zagłębie Lubin SA

(amounts in tables in thousand PLN, unless otherwise stated)

5. Information on business segments (continuation)

Internal reports on the results of Group companies are prepared monthly in a condensed form, and quarterly in an expanded scope. The Management Board of the Parent Entity is the body which performs regular reviews of the internal financial reports of the whole Group for purposes of making major investment decisions, as it is the body which is primarily responsible for allocating resources within the Group.
Inter-segment transaction prices are set under arms length conditions, similary as in relations with parties external to the Group.

Segments financial results

	Financial period for the 6 months ended 30 June 2009				
	Copper and precious metals, other smelter products	**All other segments**	**Adjustment***	**Eliminations (according to IAS 27)**	**Consolidated amount**
REVENUE	5 099 260	2 038 909	2 877	(1 529 132)	**5 611 914**
of which:					
- external sales	4 801 455	810 992	2 877	(3 410)	**5 611 914**
- inter-segment sales	297 805	1 227 917	-	(1 525 722)	**-**
Interest income	56 405	6 467	-	(229)	**62 643**
Iterest costs	(2 340)	(6 897)	-	294	**(8 943)**
Depreciation/Amortisation	(268 081)	(99 495)	(738)	5 821	**(362 493)**
Revaluation of provisions for employee benefits	(42 763)	(262)	-	(17 280)	**(60 305)**
Impairment losses on property, plant and equipment	-	(3 342)	-	-	**(3 342)**
Income on measurement and realisation of derivative instruments	133 583	3 771	-	-	**137 354**
Costs on measurement and realisation of derivative instruments	(244 174)	(2 195)	-	-	**(246 369)**
Share of profit of associates	-	-	-	144 587	**144 587**
Profit before income tax	1 747 264	31 240	451	(201 634)	**1 577 321**
Income tax expense	(274 630)	(16 408)	(186)	4 962	**(286 262)**
Share of profit (losses) of subordinated entities accounted for using the equity method	-	829	(829)	-	**-**
Profit for the period	1 472 634	15 660	(564)	(196 671)	**1 291 059**
	At 30 June 2009				
Segment assets	14 656 977	3 252 484	(38 113)	(2 399 374)	**15 471 974**
Segment liabilities	5 442 010	991 293	9 445	(386 574)	**6 056 174**
Bank and other loans	5 000	255 463	-	(9 366)	**251 097**
Investments in associates	1 159 947	-	-	174 096	**1 334 043**
	Financial period for the 6 months ended 30 June 2009				
Capital expenditure	485 680	134 436	-	(1 126)	**618 990**

*Adjustment – adjustment to the measurement principles of International Financial Reporting Standards.

(amounts in tables in thousand PLN, unless otherwise stated)

5. Information on business segments (continuation)

Since 2005 the KGHM Polska Miedź S.A. Group has prepared its financial statements in accordance with International Financial Reporting Standards approved by the European Union. At 30 June 2009 two Group companies, the Parent Entity and DIALOG S.A., kept accounts in accordance with IFRS, while the remaining companies of the Group aggregated in the segment „All other segments" kept accounts in accordance with Polish Accounting Standards, restating their data in accordance with International Financial Reporting Standards for the preparation of financial statements needed for their consolidation.

Details of adjustments restating the amounts shown in the segment „All other segments" to the measurement principles of International Financial Reporting Standards at 30 June 2009:

	Sales	Depreciation /Amortisation	Profit before taxation	Income tax	Segment assets	Segment liabilities
Netting off Social Fund assets and liabilities	-	-	-	-	(12 433)	(12 433)
Offsetting of deferred tax assets/liabilities	-	-	-	-	(3 716)	(3 716)
Measurement of shares by equity method	-	-	973	-	(49 302)	-
Separate presentation of assets and liabilities for sales transaction from 2008	2 877	-	(39)	-	25 226	25 187
Capitalisation of major maintenance expenditures	-	(869)	(869)	165	426	-
Perpetual usufruct of land	-	4	-	-		-
Other	-	127	386	(351)	1 686	407
Total adjustment	**2 877**	**(738)**	**451**	**(186)**	**(38 113)**	**9 445**

(amounts in tables in thousand PLN, unless otherwise stated)

5. Information on business segments (continuation)

	Financial period for the 6 months ended 30 June 2008				
	Copper and precious metals, other smelter products	**All other segments**	**Adjustment***	**Eliminations (according to IAS 27)**	**Consolidated amount**
REVENUE	6 030 935	3 097 002	-	(2 377 168)	**6 750 769**
of which:					
- external sales	5 236 949	1 530 402	-	(16 582)	**6 750 769**
- inter-segment sales	793 986	1 566 600	-	(2 360 586)	-
Interest income	66 553	7 232	-	(240)	**73 545**
Interest costs	(826)	(7 238)	-	242	**(7 822)**
Depreciation/Amortisation	(231 941)	(103 470)	(666)	5 656	**(330 421)**
Revaluation of provisions for employee benefits	(26 649)	-	-	-	**(26 649)**
Impairment losses on property, plant and equipment	-	(2 456)	-	-	**(2 456)**
Income on measurement and realisation of derivative instruments	211 010	4 967	-	-	**215 977**
Costs on measurement and realisation of derivative instruments	(378 852)	(114)	-	-	**(378 966)**
Share of profit of associates	-	-	-	152 524	**152 524**
Profit before income tax	2 176 687	541	(1 347)	(84 441)	**2 091 440**
Income tax expense	(361 997)	(9 063)	174	(1 395)	**(372 281)**
Share of profit (losses) of subordinated entities accounted for using the equity method	-	2 826	(2 826)	-	-
Profit for the period	1 814 690	(5 697)	(3 998)	(85 836)	**1 719 159**
	At 31 December 2008				
Segment assets	13 900 564	3 323 755	(19 844)	(2 204 370)	**15 000 105**
Segment liabilities	3 309 272	1 063 274	17 842	(373 148)	**4 017 240**
Bank and other loans	7 012	263 051	-	(11 358)	**258 705**
Investments in associates	1 163 640	-	-	334 476	**1 498 116**
	Financial period for the 6 months ended 30 June 2008				
Capital expenditure	387 254	129 398	-	(14 340)	**502 312**

*Adjustment – adjustment to the measurement principles of International Financial Reporting Standards.

(amounts in tables in thousand PLN, unless otherwise stated)

5. Information on business segments (continuation)

Details of adjustments restating the amounts shown in the segment „All other segments" to the measurement principles of International Financial Reporting Standards at 30 June 2008:

	Depreciation/ Amortisation	Profit before taxation	Income tax	Segment assets	Segment liabilities
Netting off Social Fund assets and liabilities	-	-	-	(8 177)	(8 177)
Offsetting of deferred tax assets/liabilities	-	-	-	(4 487)	(4 487)
Measurement of shares by equity method	-	(137)	-	(49 327)	-
Separate presentation of assets and liabilities for sales transaction from 2008	-	-	-	30 674	30 597
Capitalisation of major maintenance expenditures	(869)	(869)	165	1 085	-
Perpetual usufruct of land	203	-	-	-	-
Goodwill allowance	-	137	-	1 284	-
Measurement of available-for-sale financial assets recognised in equity	-	(5)	-	-	-
Provisions for employee benefits	-	-	9	-	(95)
Offsetting of receivables and liabilities of tax Office	-	-	-	4	4
Impairment of shares	-	(275)	-	-	-
Contribution to Social Fund	-	(198)	-	-	-
Receivables due to payment to capital	-	-	-	9 100	-
Total adjustment	**(666)**	**(1 347)**	**174**	**(19 844)**	**17 842**

Revenues from sales of the Group from external clients with geographical areas breakdown

The geographical breakdown of revenues from sales reflects the location of end clients.

	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Poland	1 590 520	2 599 316
Germany	1 042 344	728 037
France	478 067	392 884
Great Britain	630 863	308 082
Czech Republic	267 184	478 720
Austria	73 427	123 367
Hungary	118 679	103 887
China	793 368	687 981
Other countries	617 462	1 328 495
Total	**5 611 914**	**6 750 769**

Main clients

Main clients with whom the value of turnover exceeded 10% of the Group revenues

	Value for the period from 1 January 2009 to 30 June 2009	Value for the period from 1 January 2008 to 30 June 2008	segment in which revenues were earned
Client 1	566 470	910 345	„production of copper, precious and other smelter products"

(amounts in tables in thousand PLN, unless otherwise stated)

6. Property, plant and equipment

	At 30 June 2009	At 31 December 2008
Land	20 742	19 465
Buildings and constructions	3 244 402	3 239 210
Technical equipment and machinery	2 651 127	2 504 965
Motor vehicles	145 709	139 915
Other fixed assets	60 291	60 924
Assets under construction	1 106 349	1 171 828
Total	**7 228 620**	**7 136 307**

Changes in property, plant and equipment in the period from 1 January 2008 to 30 June 2009

	Note	Land	Buildings and constructions	Technical equipment and machinery	Motor vehicles	Other fixed assets	Assets under construction	Total
At 1 January 2008								
Gross carrying amount		20 237	7 212 489	6 144 468	335 503	151 155	749 273	14 613 125
Accumulated depreciation		-	(3 887 690)	(3 613 606)	(206 424)	(98 148)	-	(7 805 868)
Impairment losses		-	(116 525)	(55 385)	(23)	(13)	(20 959)	(192 905)
Net carrying amount		**20 237**	**3 208 274**	**2 475 477**	**129 056**	**52 994**	**728 314**	**6 614 352**
Changes in the first half of 2008								
Settlement of assets under construction		-	129 822	263 760	9 461	8 060	(411 103)	-
Settlement of assets under construction – other (leases, warehouse acceptance, without effect)		-	-	-	-	-	(73)	(73)
Direct purchases		-	842	4 459	1 346	2 184	479 077	487 908
Internally-produced		-	-	-	-	-	2 525	2 525
Reclassification from non-current assets classified as held for sale or included in a disposal group		-	629	63	-	27	-	719
Disposal		(15)	(6 095)	(1 312)	(1 653)	(112)	-	(9 187)
Scrapping/decommissioning or write-off		-	(18 792)	(104 134)	(5 606)	(2 815)	-	(131 347)
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group		-	-	-	(2 634)	-	-	(2 634)
Other changes		-	(5 259)	(2 365)	6 231	(577)	4 007	2 037
Change in amount of provisions for costs of decommissioning		-	(32 551)	-	-	-	-	(32 551)
Transfer between groups		-	(852)	852	-	-	-	-
Depreciation	28	-	(83 148)	(216 545)	(12 664)	(5 748)	-	(318 105)
Decrease in accumulated depreciation due to scrapping, sale and other		-	14 768	100 183	9 181	3 735	-	127 867
Impairment losses	28, 31	-	-	(12 410)	(44)	(854)	(3 349)	(16 657)
Reversal of impairment losses	28, 30	-	14 015	-	-	-	166	14 181
Utilisation of impairment losses		-	223	4 881	-	-	94	5 198
At 30 June 2008								
Gross carrying amount		20 222	7 280 233	6 305 791	342 648	157 922	823 706	14 930 522
Accumulated depreciation		-	(3 956 070)	(3 729 968)	(209 907)	(100 161)	-	(7 996 106)
Impairment losses		-	(102 287)	(62 914)	(67)	(867)	(24 048)	(190 183)
Net carrying amount		**20 222**	**3 221 876**	**2 512 909**	**132 674**	**56 894**	**799 658**	**6 744 233**

(amounts in tables in thousand PLN, unless otherwise stated)

6. Property, plant and equipment (continuation)

	Note	Land	Buildings and constructions	Technical equipment and machinery	Motor vehicles	Other fixed assets	Assets under construction	Total
At 1 January 2008								
Gross carrying amount		20 237	7 212 489	6 144 468	335 503	151 155	749 273	14 613 125
Accumulated depreciation		-	(3 887 690)	(3 613 606)	(206 424)	(98 148)	-	(7 805 868)
Impairment losses		-	(116 525)	(55 385)	(23)	(13)	(20 959)	(192 905)
Net carrying amount		**20 237**	**3 208 274**	**2 475 477**	**129 056**	**52 994**	**728 314**	**6 614 352**
Changes in 2008								
Settlement of assets under construction		-	268 308	624 800	25 879	15 691	(934 678)	-
Settlement of assets under construction – other (leases, warehouse acceptance, without effect)		-	-	-	-	-	(3 212)	(3 212)
Direct purchases		-	1 063	18 643	2 344	5 968	1 371 533	1 399 551
Internally-produced		-	-	-	-	-	14 751	14 751
Reclassification from non-current assets classified as held for sale or included in a disposal group		-	629	63	-	27	-	719
Disposal		(16)	(6 922)	(2 698)	(6 937)	(244)	-	(16 817)
Donations and no-cost transfers		-	-	3	-	68	-	71
Scrapping/decommissioning or write-off		-	(124 680)	(282 751)	(8 044)	(8 725)	(381)	(424 581)
Reclassification to non-current assets classified as held for sale or inclusion in a disposal group		(756)	(4 154)	(10 686)	(7 994)	(99)	-	(23 689)
Gross carrying amount in a subsidiary at the date of obtaining control		-	32 193	33 377	1 120	327	2 825	69 842
Other changes		-	(5 262)	(2 655)	11 983	(731)	2 125	5 460
Change in amount of provisions for costs of decommissioning		-	37 851	-	-	-	-	37 851
Transfer between groups		-	10 479	(10 193)	-	(286)	-	-
Depreciation		-	(171 905)	(446 881)	(24 865)	(12 306)	-	(655 957)
Decrease in accumulated depreciation due to scrapping, sale and other		-	109 630	276 654	18 192	8 524	-	413 000
Accumulated depreciation in a subsidiary at the date of obtaining control		-	(7 093)	(20 221)	(490)	(251)	-	(28 055)
Impairment losses		-	(123 918)	(161 814)	(372)	(34)	(10 560)	(296 698)
Reversal of impairment losses		-	14 023	-	-	-	166	14 189
Utilisation of impairment losses		-	694	13 847	43	1	945	15 530
At 31 December 2008								
Gross carrying amount		19 465	7 421 994	6 512 371	353 854	163 151	1 202 236	15 673 071
Accumulated depreciation		-	(3 957 058)	(3 804 054)	(213 587)	(102 181)	-	(8 076 880)
Impairment losses		-	(225 726)	(203 352)	(352)	(46)	(30 408)	(459 884)
Net carrying amount		**19 465**	**3 239 210**	**2 504 965**	**139 915**	**60 924**	**1 171 828**	**7 136 307**
Changes in the first half of 2009								
Settlement of assets under construction		37	240 429	386 434	17 462	5 577	(649 939)	-
Settlement of assets under construction – other (leases, warehouse acceptance, without effect)		-	-	-	-	-	(364)	(364)
Direct purchases		1 319	211	15 566	1 434	1 548	580 541	600 619
Internally-produced		-	-	-	-	-	9 444	9 444
Reclassification to non-current assets classified as held for sale or included in a disposal group		-	-	-	1 043	-	-	1 043
Disposal		(7)	(549)	(4 071)	(3 240)	(27)	-	(7 894)
Donations and no-cost transfers		-	(15)	-	-	-	(140)	(155)
Scrapping/decommissioning or write-off		-	(14 734)	(161 901)	(3 965)	(1 506)	-	(182 106)
Other changes		(72)	(1 411)	(2 164)	(8 300)	(2 859)	(3 366)	(18 172)
Change in amount of provisions for costs of decommissioning		-	(148 292)	-	-	-	-	(148 292)
Transfer between groups		-	(143)	143	-	-	-	-
Depreciation	28	-	(85 431)	(247 177)	(11 558)	(6 823)	-	(350 989)
Decrease in accumulated depreciation due to scrapping, sale and other		-	15 064	156 735	12 918	4 313	-	189 030
Impairment losses	28, 31	-	(325)	-	-	(865)	(2 161)	(3 351)
Reversal of impairment losses	30	-	-	-	-	-	9	9
Utilisation of impairment losses		-	388	2 597	-	9	497	3 491
At 30 June 2009								
Gross carrying amount		20 742	7 497 490	6 746 378	358 288	165 884	1 138 412	15 927 194
Accumulated depreciation		-	(4 027 425)	(3 894 496)	(212 227)	(104 691)	-	(8 238 839)
Impairment losses		-	(225 663)	(200 755)	(352)	(902)	(32 063)	(459 735)
Net carrying amount		**20 742**	**3 244 402**	**2 651 127**	**145 709**	**60 291**	**1 106 349**	**7 228 620**

(amounts in tables in thousand PLN, unless otherwise stated)

6. Property, plant and equipment (continuation)

Impairment losses on property, plant and equipment are mainly in respect of the subsidiary DIALOG S.A. At 30 June 2009 impairment recognised with respect to the property, plant and equipment of DIALOG S.A., carried out based on impairment tests performed in the years 2005-2008, amounted to PLN 446 823 thousand (at 31 December 2008, PLN 449 451 thousand). The impairment tests were performed due to the incomplete use of the technology of the existing network and to the level of cash flow generated. For calculation purposes it was assumed that all of the assets of DIALOG S.A. represent a single cash-generating unit. The recoverable amount of this cash-generating unit was determined based on calculations of value in use. The value in use of assets was determined based on cash flow forecasts for the period 2009-2015, assumed for the creation of the long term strategy, adjusted by flows related to future investments.

Depreciation of property, plant and equipment used in production or in the provision of services was recognised in the income statement as a cost of sales in the amount of PLN 335 677 thousand (at 30 June 2008, PLN 301 169 thousand). Depreciation of other property, plant and equipment was recognised in administrative expenses in the amount of PLN 10 299 thousand (at 30 June 2008, PLN 11 406 thousand) and in selling costs in the amount of PLN 5 013 thousand (at 30 June 2008, PLN 5 530 thousand).

The KGHM Polska Miedź S.A. Group as a lessee uses the following items of property, plant and equipment under finance lease agreements

Groups of property, plant and equipment	At 30 June 2009			At 31 December 2008		
	Initial cost–capitalised finance lease	Accumulated depreciation	Net carrying amount	Initial cost–capitalised finance lease	Accumulated depreciation	Net carrying amount
Technical equipment and machinery	897	84	813	773	87	686
Motor vehicles	17 209	1 914	15 295	17 323	1 477	15 846
Total	**18 106**	**1 998**	**16 108**	**18 096**	**1 564**	**16 532**

KGHM Polska Miedź S.A. Group as a lessor leased out the following property, plant and equipment based on operating lease agreements

	At 30 June 2009				At 31 December 2008			
	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount	Cost	Depreciation for the period	Accumulated depreciation	Net carrying amount
Land	2 067	-	-	2 067	2 349	-	-	2 349
Buildings and constructions	33 289	392	19 750	13 539	31 103	730	18 324	12 779
Technical equipment and machinery	25 295	727	11 316	13 979	26 085	1 420	11 388	14 697
Other property, plant and equipment	558	4	534	24	558	24	530	28
Total	**61 209**	**1 123**	**31 600**	**29 609**	**60 095**	**2 174**	**30 242**	**29 853**

Amount of collateral for the repayment of liabilities of the KGHM Polska Miedź S.A. Group established on property, plant and equipment was presented in note 21 Collateral for the repayment of liabilities.

Amount of compensation from parties external to the Group, recognised in profit or loss, with respect to property, plant and equipment which has been lost or impaired

	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Amount of compensation recognised in profit or loss	1 945	1 078

(amounts in tables in thousand PLN, unless otherwise stated)

6. Property, plant and equipment (continuation)

Major investment projects recognised at 30 June 2009 under assets under construction

Construction of the SW-4 shaft	239 411
Głogów Głęboki – Przemysłowy deposit	163 695
Pyrometallurgy modernisation	127 561
Mining region infrastructural development	82 974
Modernisation of a tailings hydrotransport installation including the direct pumping of tailings	67 155
Modernisation of sulphuric acid unit	41 184
Flotation – Ore Enrichment Plant ZWR	39 730
Modernisation of steam and water boilers	34 904
Investments in power and communications facilities	30 886
Modernisation of a stadium	30 027
Components of property, plant and equipment	25 666
Shafts and primary equipment	21 266
Total	**904 459**

Major investment projects recognised at 31 December 2008 under assets under construction

Construction of the SW-4 shaft	196 452
Głogów Głęboki – Przemysłowy deposit	194 386
Pyrometallurgy modernisation	101 418
Mining region infrastructural development	97 279
Modernisation of a stadium	74 457
Modernisation of a tailings hydrotransport installation including the direct pumping of tailings	47 338
Investments in power and communications facilities	47 149
Modernisation of sulphuric acid unit	39 520
Modernisation of steam and water boilers	33 162
Conveyor belt and pipeline transport investments	25 737
Installation for the incineration of production gases	21 756
Shafts and primary equipment	18 401
Total	**897 055**

Capital commitments at the balance sheet date but not recognised in the balance sheet

	At	
	30 June 2009	**31 December 2008**
For the acquisition of property, plant and equipment	378 975	511 877
For the acquisition of intangible assets	18 198	17 141
Total capital commitments:	**397 173**	**529 018**

Perpetual usufruct of land

At 30 June 2009, the Group entities used land under perpetual usufruct rights comprising a total area of 6 095 ha (at 31 December 2008: 6 080 ha).

	At	
	30 June 2009	**31 December 2008**
	(ha)	**(ha)**
KGHM Polska Miedź S.A.	5 700	5 708
Subsidiaries of the Group	395	372

The Parent Entity and some Group companies received perpetual usufruct rights free of charge based on laws in force. The land held under perpetual usufruct comprises industrial terrain related to the principal activities of the Group, which also include protective zones in which environmental quality standards have been transgressed due to the activities carried out by the Group.

(amounts in tables in thousand PLN, unless otherwise stated)

6. Property, plant and equipment (continuation)

Due to the nature of the use of the above-mentioned land, the Parent Entity has not determined a fair value for these perpetual usufruct rights at 30 June 2009.

Total value of future minimum fees due to perpetual usufruct of land	**At**	
	30 June 2009	**31 December 2008**
Under one year	7 791	7 900
From one to five years	31 613	31 890
Over five years	473 988	484 438
Total:	**513 392**	**524 228**

Fees due to perpetual usufruct of land recognised in profit or loss	**For the period**	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Value of fees due to perpetual usufruct of land	8 371	6 742

Off-balance sheet liabilities of the Group due to the perpetual usufruct of land were estimated on the basis of annual fee rates resulting from the recent administrative decisions and the useful life of the land subject to this right.

7. Intangible assets

	At	
	30 June 2009	**31 December 2008**
Development costs	3 166	3 892
Goodwill	15 935	11 075
Software	22 151	23 796
Acquired concessions, patents, licenses	27 837	30 730
Other intangible assets	51 563	52 907
Intangible assets not yet available for use	30 545	29 181
Total	**151 197**	**151 581**

(amounts in tables in thousand PLN, unless otherwise stated)

7. Intangible assets (continuation)

Changes in intangible assets in the period from 1 January 2008 to 30 June 2009:

	Note	Development costs	Goodwill	Software	Acquired concessions, patents, licenses	Other intangible assets	Intangible assets not yet available for use	Total
At 1 January 2008								
Gross carrying amount		16 197	3 320	86 806	48 674	49 591	34 786	239 374
Accumulated amortisation		(14 776)	-	(61 444)	(32 017)	(7 396)	-	(115 633)
Impairment losses		(67)	(402)	(3 225)	-	-	(816)	(4 510)
Net carrying amount		**1 354**	**2 918**	**22 137**	**16 657**	**42 195**	**33 970**	**119 231**
Changes in the first half of 2008								
Transfer from intangible assets not yet available for use		3 597	-	5 282	9 435	-	(18 314)	-
Direct purchases		-	-	240	814	1 135	9 690	11 879
Other changes		(95)	-	(1 069)	1 164	37	(175)	(138)
Disposals		-	-	-	-	(1 181)	-	(1 181)
Liquidation or write-off		(242)	-	(1 246)	(3)	(1 806)	-	(3 297)
Amortisation	28	(1 462)	-	(3 922)	(5 446)	(1 486)	-	(12 316)
Decrease in accumulated amortisation due to liquidation, sale and other		247	-	1 586	(111)	2 087	-	3 809
Impairment losses	28	-	-	-	(391)	-	-	(391)
Reversal of impairment losses	28	-	-	411	-	-	-	411
Utilisation of impairment losses		-	-	40	-	-	-	40
At 30 June 2008								
Gross carrying amount		19 457	3 320	90 013	60 084	47 776	25 987	246 637
Accumulated amortisation		(15 991)	-	(63 780)	(37 574)	(6 795)	-	(124 140)
Impairment losses		(67)	(402)	(2 774)	(391)	-	(816)	(4 450)
Net carrying amount		**3 399**	**2 918**	**23 459**	**22 119**	**40 981**	**25 171**	**118 047**
At 1 January 2008								
Gross carrying amount		16 197	3 320	86 806	48 674	49 591	34 786	239 374
Accumulated amortisation		(14 776)	-	(61 444)	(32 017)	(7 396)	-	(115 633)
Impairment losses		(67)	(402)	(3 225)	-	-	(816)	(4 510)
Net carrying amount		**1 354**	**2 918**	**22 137**	**16 657**	**42 195**	**33 970**	**119 231**
Changes in 2008								
Transfer from intangible assets not yet available for use		4 003	-	6 235	11 486	-	(21 724)	-
Direct purchases		-	-	3 903	13 327	2 297	20 586	40 113
Other changes		(95)	-	(1 192)	927	10 349	(3 673)	6 316
Disposals		-	-	-	(5)	(982)	-	(987)
Liquidation or write-off		(570)	-	(7 497)	(4 294)	(2 452)	-	(14 813)
Gross carrying amount in a subsidiary at the date of obtaining control		-	8 157	1 411	2 138	-	-	11 706
Amortisation		(2 381)	-	(7 872)	(11 785)	(3 372)	-	(25 410)
Decrease in accumulated amortisation due to liquidation, sale and other		1 514	-	6 987	4 468	4 872	-	17 841
Accumulated amortisation in a subsidiary at the date of obtaining control		-	-	(964)	(1 801)	-	-	(2 765)
Impairment losses		-	-	(90)	(392)	-	(29)	(511)
Reversal of impairment losses		67	-	411	-	-	-	478
Utilisation of impairment losses		-	-	327	4	-	51	382
At 31 December 2008								
Gross carrying amount		19 535	11 477	89 666	72 253	58 803	29 975	281 709
Accumulated amortisation		(15 643)	-	(63 293)	(41 135)	(5 896)	-	(125 967)
Impairment losses		-	(402)	(2 577)	(388)	-	(794)	(4 161)
Net carrying amount		**3 892**	**11 075**	**23 796**	**30 730**	**52 907**	**29 181**	**151 581**
Changes in the first half of 2009								
Transfer from intangible assets not yet available for use		137	-	1 953	1 064	52	(3 206)	-
Direct purchases		-	-	206	1 311	127	7 283	8 927
Liquidation or write-off								-
Other changes		119	4 860	186	(2)	(61)	(2 713)	2 389
Disposals		-	-	-	-	(202)	-	(202)
Liquidation or write-off		(136)	-	(1 324)	(763)	-	-	(2 223)
Amortisation	28	(982)	-	(3 994)	(5 174)	(1 354)	-	(11 504)
Decrease in accumulated amortisation due to liquidation, sale and other		136	-	1 232	665	94	-	2 127
Utilisation of impairment losses		-	-	96	6	-	-	102
At 30 June 2009								
Gross carrying amount		19 655	16 337	90 687	73 863	58 719	31 339	290 600
Accumulated amortisation		(16 489)	-	(66 055)	(45 644)	(7 156)	-	(135 344)
Impairment losses		-	(402)	(2 481)	(382)	-	(794)	(4 059)
Net carrying amount		**3 166**	**15 935**	**22 151**	**27 837**	**51 563**	**30 545**	**151 197**

(amounts in tables in thousand PLN, unless otherwise stated)

7. Intangible assets (continuation)

At 30 June 2009, the most significant item of intangible assets of the KGHM Polska Miedź S.A. Group is the documentation of geological information on the "Głogów Głęboki" deposit, included under other intangible assets, with a carrying amount of PLN 29 059 thousand (at 31 December 2008: PLN 29 382 thousand) and the established mining rights for extracting copper ore from the "Głogów Głęboki" deposit with a carrying amount of PLN 3 950 thousand (at 31 December 2008: PLN 3 994 thousand). The remaining amortisation period of both items of intangible assets is 45 years.

According to a Decree of the Council of Ministers dated 27 December 2005 (Journal of Laws no. 264/2005 item 2206) the Group receives emission rights.
The amount of greenhouse gases emission allowances allocated in the National Plan for Allocating Proprietary Rights for each calendar year in the settlement period 2008-2012 amounts to 486 196 allowances. At 30 June 2009 287 853.7 allowances was utilised (in 2008 482 552.74 allowances). The amount of unused allowances for 2008 in the amount of 4 643.26 remains for final settlement of allowances for the year 2009.

The amortisation of intangible assets utilised in the production or in the providing of services was recognised as a cost of sales in the income statement in the amount of PLN 7 690 thousand (at 30 June 2008 in the amount of PLN 9 775 thousand). The amortisation of other intangible assets was recognised in administrative expenses: PLN 2 811 thousand (at 30 June 2008: PLN 1 555 thousand) and selling costs: PLN 1 003 thousand (at 30 June 2008: PLN 986 thousand).

8. Investment property

	Note	For the period		
		from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 31 December 2008**	**from 1 January 2008 to 30 June 2008**
Beginning of financial period		**18 083**	**16 517**	**16 517**
Changes during the financial period		**-**	**1 566**	**-**
- re-measurement to fair value		-	1 566	-
End of financial period		**18 083**	**18 083**	**16 517**

At 30 June 2009, investment property with a value of PLN 18 083 thousand is based on the measurement carried out by a valuer at 31 December 2008.

The measurement of investment property (land) located in Lubin was carried out by an independent, professionally-qualified valuer, holding valid authorisation to perform such valuation, and was estimated using a comparative approach, by the method of comparing pairs. Selection of the approach and method was based on principles set forth in the act on property management and the decree of the Council of Ministers regarding the principles of property valuation and the principles and manner of preparing a valuation survey. Market data was used by the valuer to perform this valuation.

(amounts in tables in thousand PLN, unless otherwise stated)

9. Investments in associates

	Note	For the period from 1 January 2009 to 30 June 2009	from 1 January 2008 to 31 December 2008	from 1 January 2008 to 30 June 2008
Beginning of financial period		**1 498 116**	**690 096**	**690 096**
Share of profits of associates	35	144 587	267 579	152 524
Changes in equity due to payment of dividend for the prior year		(304 967)	(182 860)	(182 860)
Acquisition of shares in associates		-	726 391	-
Disposal of shares in associates		-	(3 090)	-
Adjustment to purchase cost for tax on civil-law transactions		(3 693)	-	-
End of financial period		**1 334 043**	**1 498 116**	**659 760**

Interests held by the Group in associates

	Country of incorporation	Assets	Liabilities	Sales	Profit for the period	Interest held (%)
At 31 December 2008						
Polkomtel S.A.	Poland	8 913 880	4 978 247	8 482 085	1 361 239	24.39154
At 30 June 2009						
Polkomtel S.A.	Poland	8 478 608	5 200 497	4 057 130	592 774	24.39154

10. Available-for-sale financial assets

	Note	At 30 June 2009	31 December 2008
Non-current available-for-sale financial assets		**30 014**	**31 213**
- shares in unlisted companies		11 416	11 417
- shares in listed companies		7 915	8 525
- share in the AIG investment fund		10 676	11 264
- other		7	7
Total available-for-sale financial assets:	**33.1**	**30 014**	**31 213**

The shares of the subsidiary KGHM CONGO S.P.R.L., over which control was lost on 28 February 2009, were qualified as available-for-sale financial assets. The value of the shares of KGHM CONGO S.P.R.L. was qualified and measured at fair value in accordance with IAS 39, and at 30 June 2009 the fair value amounted to PLN 0.

11. Held-to-maturity investments

	Note	At 30 June 2009	31 December 2008
Non-current held-to-maturity investments		**66 400**	**59 592**
- monetary resources of Mine Closure Fund		66 349	59 545
- other securities		51	47
Current held-to-maturity investments		**2 180**	**-**
- monetary resources of Mine Closure Fund		2 180	-
Total held-to-maturity investments:	**33.1**	**68 580**	**59 592**

(amounts in tables in thousand PLN, unless otherwise stated)

11. Held-to-maturity investments (continuation)

The Parent Entity is required by the Law on Geology and Mining, dated 4 February 1994 (Journal of Laws No. 228 item 1947 dated 14 November 2005) and the Decree of the Minister of the Economy of 24 June 2002 regarding the specific principles for the creation and functioning of mine closure funds (Journal of Laws No. 108, item 951) to accumulate monetary resources in a separate bank account called the Mine Closure Fund (MCF) to cover future decommissioning costs of mines and other technological facilities.
Management of the MCF assets primarily involves their investment in short-term bank deposits or debt securities with a maturity of up to 1 year from the date of acquisition, and interests from these investments increase the value of the Fund. MCF assets at the balance sheet date were invested in short-term deposit of PLN 68 529 thousand.

Utilisation of the MCF assets will be carried out in accordance with the approved schedule for closing the mines. A portion of this assets in the amount of PLN 2 180 thousand, which the Parent Entity intends to make use of within 12 months of the balance sheet date, is presented in current held-to-maturity investments. The remainder of the assets, which will be utilised in future years, is presented in non-current held-to-maturity investments in the amount of PLN 66 349 thousand, due to the restriction placed on their use to settle liabilities for at least twelve months after the balance sheet date, despite the fact that the resources of this Fund are invested in current financial instruments (IAS 1 par 57 d.).

Information on the fair value of held-to-maturity investments was presented in Note 33.2.

12. Derivative financial instruments

	Note	At 30 June 2009	At 31 December 2008
Non-current assets, of which:		**75 996**	**6 501**
hedging instruments		75 996	6 501
Current assets, of which:		**223 059**	**711 127**
hedging instruments		220 896	711 096
trade instruments		2 163	31
Total assets:	33.1	**299 055**	**717 628**
Non-current liabilities, of which:		**9 780**	**-**
hedging instruments		9 780	-
Current liabilities, of which:		**50 031**	**4 930**
hedging instruments		45 927	-
trade instruments		4 104	4 930
Total liabilities:	33.1	**59 811**	**4 930**

12. Derivative financial instruments (continuation)

TRADE INSTRUMENTS

Type of derivative instrument	Volume/ Notional Cu ['000 t] Ag ['000 troz] Currency ['000 USD, '000 EUR]	Avg. weighted price/ex. rate[1)] Cu [USD/t] Ag [USD/troz] Currency [USD/PLN] [EUR/PLN]	At 30 June 2009 Financial assets Current	 Non-current	 Financial liabilities Current	 Non-current	At 31 December 2008 Financial assets Current	 Non-current	 Financial liabilities Current	 Non-current
Derivatives – Commodity contracts – Metals - Copper										
Swaps/Forwards										
Swaps/Forwards - purchase	0.7	4 099.95	1 841						(3 771)	
Options										
Sold put options	30	3 500.00			(2 877)					
TOTAL:			**1 841**		**(2 877)**				**(3 771)**	
Derivatives – Currency contracts										
Swaps/Forwards										
Swaps/Forwards – purchase USD	638	3.2226			(655)		31		(576)	
Swaps/Forwards – sold USD	1 321	3.1972	65							
Swaps/Forwards – sold EUR	3 276	3.7695-4.4878	72		(387)				(583)	
Options USD										
Purchased call options	270 000	2.35	185							
Sold put options	270 000	2.35			(185)					
TOTAL:			**322**		**(1 227)**		**31**		**(1 159)**	
Total trade instruments			**2 163**		**(4 104)**		**31**		**(4 930)**	

12. Derivative financial instruments (continuation)

HEDGING INSTRUMENTS

Type of derivative instrument	Volume/ Notional Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Avg. weighted price/ ex. rate[1] Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	Maturity date		Period of profit/loss impact		At 30 June 2009 Financial assets		At 30 June 2009 Financial liabilities		At 31 December 2008 Financial assets		At 31 December 2008 Financial liabilities	
			From	**Till**	**From**	**Till**	**Current**	**Non-current**	**Current**	**Non-current**	**Current**	**Non-current**	**Current**	**Non-current**
Derivatives – Commodity contracts - Metals - Copper														
Options														
Purchased put options	78	4 700	July09	June10	Aug 09	July10	98 095	14 223			37 604			
Collars	69	4 586.96- 6 047.83	July09	Dec 09	Aug09	Jan 10	52 224		(33 353)		554 031			
TOTAL:							**150 319**	**14 223**	**(33 353)**		**591 635**			
Derivatives – Commodity contracts - Metals - Silver														
Options														
Purchased put options	8 400	12.86	July09	Dec 10	Aug 09	Jan 11	12 135	14 936			57 135	6 501		
TOTAL:							**12 135**	**14 936**			**57 135**	**6 501**		
Derivatives – Currency contracts - PLN/USD														
Options														
Purchased put options	192 000	2.6188	July09	Dec 09	July09	Dec 09	1 269				62 326			
Collars	810 000	3.0608- 4.0082	July09	Dec 10	July09	Dec 10	57 173	46 837	(12 574)	(9 780)				
TOTAL:							**58 442**	**46 837**	**(12 574)**	**(9 780)**	**62 326**			
TOTAL HEDGING INSTRUMENTS							**220 896**	**75 996**	**(45 927)**	**(9 780)**	**711 096**	**6 501**		

[1] The weighted average hedge contract prices/ exchange rates are aggregate amounts presented for informational purposes only. Their use in financial analysis in certain cases may lead to erroneous results. This relates to hedging levels and to levels of participation in option instruments, in the case of which the simulation of future settlement amounts may generate one set of results when the average weighted exercise price/ exchange rate is assumed and other set of results when the calculation is based on specific exercise prices/ exchange rates of options entered into by the Parent Entity.

(amounts in tables in thousand PLN, unless otherwise stated)

13. Trade and other receivables

	Note	At 30 June 2009	At 31 December 2008
Non-current trade and other receivables			
Trade receivables		14 234	13 468
Amount retained (collateral) due to long-term construction contracts		1 675	2 063
Deposits		-	15 405
Loans granted		2 624	2 624
Other financial receivables		1 369	1 373
Impairment allowances	34.3.6	(16 367)	(15 453)
Total loans and financial receivables, net:	33.1	**3 535**	**19 480**
Other non-financial receivables		183	171
Prepayments		3 456	3 123
Total non-financial receivables, net		**3 639**	**3 294**
Non-current trade and other receivables, net:		**7 174**	**22 774**
Current trade and other receivables			
Trade receivables		1 036 350	767 469
Receivables due to unsettled derivative instruments	34.1.8	38 264	287 146
Loans granted		2 650	907
Deposits of over 3 up to 12 months		116 543	-
Other financial receivables		255 629	43 162
Impairment allowances	34.3.6	(76 896)	(49 486)
Total loans and financial receivables, net	33.1	**1 372 540**	**1 049 198**
Other non-financial receivables, including:		306 307	462 878
- taxes and other charge		264 791	422 318
Prepayments		90 472	13 944
Impairment allowances		(54 896)	(56 061)
Total non-financial receivables, net		**341 883**	**420 761**
Current trade and other receivables, net		**1 714 423**	**1 469 959**
Total non-current and current trade and other receivables, net		**1 721 597**	**1 492 733**

Impairment allowances on non-financial receivables

	Note	For the period from 1 January 2009 to 30 June 2009	from 1 January 2008 to 31 December 2008	from 1 January 2008 to 30 June 2008
Impairment allowances at the beginning of the period		**56 061**	**74 459**	**74 459**
Impairment allowances recognised in profit or loss	31	522	11 915	170
Impairment allowances reversed through profit or loss	30	(787)	(5 434)	(4 434)
Impairment allowances utilised during the period		(813)	(24 910)	(24 546)
Impairment allowances on costs of legal proceedings		4	35	8
Reversal of impairment allowances on costs of legal proceedings		(91)	(4)	(3)
Impairment allowances at the end of the period		**54 896**	**56 061**	**45 654**

(amounts in tables in thousand PLN, unless otherwise stated)

14. Inventories

	Note	At 30 June 2009	At 31 December 2008
Materials		226 567	201 579
Semi-finished products and work in progress		1 309 628	1 091 714
Finished products		253 232	269 796
Goods for resale		51 370	45 280
Total carrying amount of inventories		**1 840 797**	**1 608 369**

Write-down of inventories in the financial period		For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Write-down of inventories recognised in cost of sales	28	922	1 201
Reversal of write-down recognised in cost of sales	28	1 391	943

At 30 June 2009 the Group did not identify copper inventories whose net realisable value would be lower than their costs. The write-down recognised in the amount of PLN 922 thousand refers to remaining inventories.

15. Cash and cash equivalents

	Note	At 30 June 2009	At 31 December 2008
Cash in hand		533	418
Cash at bank		57 068	202 613
Other cash		176	197
Other financial assets with a maturity of up to 3 months from the date of acquisition		2 408 408	1 862 535
Total cash and cash equivalents	**33.1**	**2 466 185**	**2 065 763**

Other financial assets with a maturity of up to 3 months from the date of acquisition include mainly deposits in the amount of PLN 2 402 319 thousand (as at 31 December 2008: PLN 1 858 673 thousand), and interest accrued on financial assets in the amount of PLN 6 089 thousand (as at 31 December 2008: PLN 3 862 thousand).

Components of cash and cash equivalents presented in the cash flow statement are the same as those presented in the balance sheet.

16. Share capital

As at 30 June 2009, the Parent Entity's registered share capital amounted to PLN 2 000 000 thousand and was divided into 200 000 000 shares ("A" series), fully paid, with a nominal value of PLN 10 each. All shares are bearer shares. The Parent Entity did not issue preference shares. Each share gives right to one vote at the General Meeting. The Parent Entity does not have treasury shares. Subsidiaries and associates do not have shares of KGHM Polska Miedź S.A.

In the first half of 2009 and in the first half of 2008 there were no changes in the share capital registered or in the number of shares.

Ownership structure

At 30 June 2009, the only shareholder of the Parent Entity with shares representing at least 5% of the share capital and giving right to the same number of votes at the General Meeting was the State Treasury, which based on information dated 16 May 2007 held 83 589.9 thousand shares, with a total nominal value of PLN 835 899 thousand, which accounts for 41.79% of share capital of the Parent Entity.

Other shareholders (including Deutsche Bank Trust Company Americas, deposit bank in a depositary receipt program) held shares in the amount below 5% of the share capital i.e. total of 116 410.1 thousand shares with a total nominal value of PLN 1 164 101 thousand, which account for 58.21% of the share capital and give the same number of votes at the General Meeting.

In the first half of 2009 there were no changes in significant blocks of shares.

(amounts in tables in thousand PLN, unless otherwise stated)

17. Accumulated other comprehensive income

	Note	Accumulated other comprehensive income due to: Available-for-sale financial assets	Cash flow hedging financial instruments	Total accumulated other comprehensive income
At 1 January 2008		**3 039**	**10 079**	**13 118**
Fair value losses on available-for-sale financial assets		(2 073)	-	(2 073)
Impact of effective cash flow hedging transactions entered into	34.1.9	-	2 119	2 119
Amount transferred to profit or loss due to the settlement of hedging instruments	34.1.9	-	(4 214)	(4 214)
Deferred income tax	22	395	(554)	(159)
Other comprehensive income		**(1 678)**	**(2 649)**	**(4 327)**
At 30 June 2008		**1 361**	**7 430**	**8 791**
At 1 January 2008		**3 039**	**10 079**	**13 118**
Fair value gains on available-for-sale financial assets		7 169	-	7 169
Impact of effective cash flow hedging transactions	34.1.9	-	1 197 853	1 197 853
Amount transferred to profit or loss due to the settlement of hedging instruments	34.1.9	-	(579 991)	(579 991)
Deferred income tax	22	(1 236)	(119 457)	(120 693)
Other comprehensive income		**5 933**	**498 405**	**504 338**
At 31 December 2008		**8 972**	**508 484**	**517 456**
At 1 January 2009		**8 972**	**508 484**	**517 456**
Fair value losses on available-for-sale financial assets		(1 199)	-	(1 199)
Amount transferred to profit or loss due to the settlement of available-for-sale financial assets		(7 500)	-	(7 500)
Impact of effective cash flow hedging transactions entered into	34.1.9	-	(137 647)	(137 647)
Amount transferred to profit or loss due to the settlement of hedging instruments	34.1.9	-	(487 548)	(487 548)
Deferred income tax	22	1 653	118 787	120 440
Other comprehensive income		**(7 046)**	**(506 408)**	**(513 454)**
At 30 June 2009		**1 926**	**2 076**	**4 002**

Accumulated other comprehensive income is not subject to distribution.

Moreover, in the equity item: "Retained earnings", based on the Commercial Partnerships and Companies Code, joint stock companies in the Group are required to create *reserve capital* against any eventual future or existing losses, to which no less than 8 percent of a given financial year's profit is to be transferred until the capital has been built up to no less than one-third of the share capital. The reserve capital created in this manner is not subject to distribution otherwise than in covering the loss reported in the financial statements.
At 30 June 2009, the amount of this statutory reserve capital in the Group is PLN 682 547 thousand, of which PLN 660 000 thousand is in respect of the Parent Entity.

17.1 Accumulated other comprehensive income components

	At 30 June 2009 Gross value	Net value	31 December 2008 Gross value	Net value	30 June 2008 Gross value	Net value
Accumulated other comprehensive income due to available-for-sale financial assets	**2 379**	**1 926**	**11 077**	**8 972**	**1 835**	**1 361**
Fair value gains	4 584	3 714	12 672	10 365	2 494	2 021
Fair value losses	(2 205)	(1 788)	(1 595)	(1 393)	(659)	(660)
Accumulated other comprehensive income due to cash flow hedging instruments	**2 562**	**2 076**	**627 757**	**508 484**	**7 801**	**7 430**
Gains on measurement	2 562	2 076	627 757	508 484	7 801	7 430
Total accumulated other comprehensive income	**4 941**	**4 002**	**638 834**	**517 456**	**9 636**	**8 791**

(amounts in tables in thousand PLN, unless otherwise stated)

18. Transactions with minority shareholders

In the first half of 2009 the following transactions with minority shareholders were entered into:
- minority interest was decreased due to the acquisition of 24.93% of the share capital of PETROTEL Sp. z o.o.,
- minority interest was decreased due to the acquisition of 49.67% of the share capital of Ecoren DKE sp. z o.o.,
- minority interest was increased due to the acquisition of 74.9% of the share capital of a newly-founded company – KGHM HMS Bergbau AG

	For the period from 1 January 2009 to 30 June 2009			
Type of transaction	**Cost**	**Value of net assets as at acquisition date**	**Goodwill**	**Transactions with minority shareholders**
Acquisition of shares of PETROTEL Sp. z o.o.	10 895	7 955	2 940	(7 955)
Acquisition of shares of Ecoren DKE sp. z o.o.	2 829	1 314	1 515	(772)
Acquisition of shares of KGHM HMS Bergbau AG	168	168	-	57
Total	13 892	9 437	4 455	(8 670)

In the first half of 2008 there were no transactions with minority shareholders.

19. Trade and other payables

	Note	At 30 June 2009	31 December 2008
Non-current trade and other payables			
Trade payables		13 005	18 942
Other financial liabilities		13 486	13 063
Total non-current financial liabilities (scope of MSSF7)	33.1	**26 491**	**32 005**
Deferred income		12 332	12 284
Total non-current non-financial liabilities		**12 332**	**12 284**
Total non-current trade and other payables		**38 823**	**44 289**
Current trade and other payables			
Trade payables		536 688	766 585
Payables due to unsettled derivative financial instruments		-	35 395
Payables due to unpaid dividends for 2008		2 336 000	-
Other financial liabilities		44 349	67 747
Total current financial liabilities (scope of MSSF7)	33.1	**2 917 037**	**869 727**
Other financial liabilities (IAS 19 – Employee benefits)		77 235	156 960
Total current financial liabilities		**2 994 272**	**1 026 687**
Liabilities due to taxes and social security		304 939	264 678
Other non-financial liabilities		70 407	37 770
Special funds		77 423	74 034
Deferred income		38 104	24 426
Accruals		395 791	329 157
Total current non-financial liabilities		**886 664**	**730 065**
Total current trade and other payables		**3 880 936**	**1 756 752**
Total non-current and current trade and other payables		**3 919 759**	**1 801 041**

Trade payables are recognised in the balance sheet at amortised cost, using the effective interest rate, with the proviso that current trade payables are not discounted. The carrying amount of current trade payables approximates their fair value.
Accruals consist mainly of one-off remuneration paid after the approval of the annual financial statements in the amount of PLN 315 088 thousand (PLN 250 629 thousand at 31 December 2008) and settlement of unused annual leave in the amount of PLN 25 727 thousand (PLN 23 211 thousand at 31 December 2008).

20. Borrowings and finance lease liabilities

	Note	At 30 June 2009	At 31 December 2008
Non-current borrowings and finance lease liabilities			
Bank loans		73 192	63 605
Loans		6 460	8 311
Finance lease liabilities		22 996	26 139
Total non-current borrowings and finance lease liabilities		**102 648**	**98 055**
Current borrowings and finance lease liabilities			
Bank loans		165 662	181 031
Loans		5 783	5 758
Finance lease liabilities		9 880	6 134
Total current borrowings and finance lease liabilities		**181 325**	**192 923**
Total borrowings and finance lease liabilities	**33.1**	**283 973**	**290 978**

20.1 Borrowings

Bank and other loans as at 30 June 2009

Bank loan currency	Interest rate	The value of the bank and other loans at balance sheet date (in '000) in foreign currency	The value of the bank and other loans at balance sheet date (in '000) in PLN	Of which payable in: 2010 (current)	2010	2011	2012-2014	2015 and beyond
EUR	Variable	1 844	8 242	1 646	439	877	1 754	3 526
PLN	Variable		237 394	165 716	11 289	11 233	25 933	23 223
PLN	Fixed		5 461	4 083	1 000	83	167	128
Total bank and other loans			**251 097**	**171 445**	**12 728**	**12 193**	**27 854**	**26 877**

Bank and other loans as at 31 December 2008

Bank loan currency	Interest rate	The value of the bank and other loans at balance sheet date (in '000) in foreign currency	The value of the bank and other loans at balance sheet date (in '000) in PLN	Of which payable in: 2009 (current)	2010	2011	2012-2013	2014 and beyond
EUR	Variable	2 050	8 553	1 652	1 972	819	1 637	2 473
PLN	Variable		233 188	177 845	12 002	9 337	16 956	17 048
PLN	Fixed		16 964	7 292	6 253	1 941	1 432	46
Total bank and other loans			**258 705**	**186 789**	**20 227**	**12 097**	**20 025**	**19 567**

Most of the bank loans drawn by Group companies are bank loans with variable interest rates. The majority of bank and other loans denominated in PLN are based on the WIBOR 1M reference rate, plus a bank loan margin, depending on the creditworthiness of the entity being financed, within a range of from 0.35% to 2%, with interest payable in monthly periods. Interest on bank loans denominated in EUR is mainly based on the EURIBOR 1M reference rate, plus a bank loan margin from 1% to 2%.

(amounts in tables in thousand PLN, unless otherwise stated)

20. Borrowings and finance lease liabilities (continuation)

20.1 Borrowings (continuation)

The base interest rates applied in bank loan agreements entered into by entities of the Group at the balance sheet date were as follows:

Ratio (%)	30 June 2009	31 December 2008
WIBOR 1W	3.6100	5.4500
WIBOR 1M	3.7800	5.6100
WIBOR 3M	4.4400	5.8800
EURIBOR 1M	0.7510	2.6030
EURIBOR 3M	1.0990	2.8920

The major item in borrowings is the bank loan drawn by the subsidiary Telefonia Dialog S.A. in the amount of PLN 100 035 thousand at 30 June 2009 (PLN 130 652 thousand at 31 December 2008 respectively). The bank loan agreement sets out the additional covenants which must be met by the company over the term of the loan, including the following:

- ensuring maintenance of defined financial indicators at set levels during the period of loan term (Financial Debt to EBITDA Ratio not higher than 2.50 : 1, a Debt Service Coverage Ratio not lower than 1.1 : 1, Equity not lower than PLN 700 000 thousand, a Loan Collateral Ratio not lower than 1.5 : 1);
- the requirement to set additional loan security in case the terms of the contract are breached;

Based on the contracts signed, the total value of overdraft facilities granted at 30 June 2009 amounted to PLN 127 600 thousand (at 31 December 2008 PLN 103 100 thousand), of which PLN 46 446 thousand was utilised at 30 June 2009 (at 31 December 2008 PLN 28 580 thousand).

20.2 Finance lease liabilities

As at 30 June 2009, the carrying amount of the finance lease liabilities amounted to PLN 32 876 thousand (at 31 December 2008: PLN 32 273 thousand, respectively).
The most significant item is the commitment resulting from an agreement with the State Treasury. Based on this agreement the State Treasury provides access to geological information for a fee. This information was acquired with the purpose of preparing a licensing application to obtain a license for the extraction of ore from the Głogów Głęboki - Przemysłowy deposit. This license was granted in November 2004. Payments to the State Treasury are being made in 10 equal instalments. The last instalment will be settled on 30 June 2014. Those non interest-bearing liabilities were recognised in the accounts of the Parent Entity at a discounted amount. As the payments are in EUR, the liability is exposed to currency risk due to changes in foreign exchange rates at the date of payment. The carrying amount of the liabilities resulting from this agreement is PLN 18 693 thousand (EUR 4 182 thousand) (at 31 December 2008: PLN 16 903 thousand (EUR 4 051 thousand)), while the carrying amount of the related intangible assets at the balance sheet date amounts to PLN 29 059 thousand (at 31 December 2008: PLN 29 382 thousand).

Finance lease liabilities as at 30 June 2009

	2010 (current)	2011	2012	2013-2014	2015 and beyond	Total
Nominal value of minimum lease payments	**10 599**	**7 310**	**7 308**	**10 418**	**-**	**35 635**
Future finance costs due to finance leases	719	616	521	903	-	2 759
Present value of minimum lease payments	**9 880**	**6 694**	**6 787**	**9 515**	**-**	**32 876**

Finance lease liabilities as at 31 December 2008

	2009 (current)	2010	2011	2012-2013	2014 and beyond	Total
Nominal value of minimum lease payments	**7 177**	**7 014**	**7 476**	**11 803**	**3 088**	**36 558**
Future finance costs due to finance leases	1 043	894	751	1 083	514	4 285
Present value of minimum lease payments	**6 134**	**6 120**	**6 725**	**10 720**	**2 574**	**32 273**

(amounts in tables in thousand PLN, unless otherwise stated)

21. Collateral for the repayment of liabilities

In order to guarantee repayment of bank and other loans drawn, the following collateral has been pledged:

- proxy rights to all present and future bank accounts of the borrowers,
- transfer of receivables due to an existing insurance contract and future contracts, a financial plege on certain bank accounts up to PLN 165 000 thousand, a registered pledge on aggregate movable assets and property rights to PLN 165 000 thousand,
- contractual mortgage on properties up to PLN 35 094 thousand,
- mortgages to the total amount of PLN 193 561 thousand,
- collective mortgage for land of PLN 16 500 thousand,
- blank promissory notes with a declaration of rights thereunder up to PLN 89 776 thousand,
- statement on submitting to the enforcement regime,
- assignment of rights under insurance policies,
- assignment of receivables up to PLN 90 723 thousand,
- registered pledge on technical equipment and machinery, with assignment of rights under insurance policies on these machines and equipment up to PLN 3 580 thousand,
- registered pledge and agreements for ownership transfer on inventories of finished products, semi-finished products, goods for resale and materials up to PLN 20 655 thousand,
- ownership transfer on tangible assets up to PLN 16 906 thousand,
- assignment of rights under movable assets insurance agreement (assignment of rights under insurance policy against fire and other accidents for PLN 15 600 thousand and an insurance policy against theft with breaking, entering and robbery, PLN 150 thousand),
- proxy rights for the Bank to discharge liabilities to the Bank from funds in the current account and other accounts kept by the Bank.

All of the bank and other loans drawn by the Group companies are covered by one or more of the collaterals listed above.

At the balance sheet date collateral was established for the following assets to guarantee repayment of liabilities or contingent liabilities:

	At	
	30 June 2009	**31 December 2008**
Property, plant and equipment, including:	385 752	101 191
• Assets under construction (incl. those under a mortgage)	3 583	11 203
• Buildings and constructions	276 000	57 892
• Motor vehicles[1)]	13 988	19 689
• Technical equipment and machinery[1)]	92 181	12 407
Intangible assets	975	-
Inventories	34 643	23 594
Trade receivables[2)]	15 693	6 440
Cash and cash equivalents	15 446	60 092
Total carrying amount of assets for which collateral was established to guarantee repayment of financial liabilities	**452 509**	**191 317**

1) incl. those used based on a finance lease
2) incl. those under a pledge or assignment of receivables

(amounts in tables in thousand PLN, unless otherwise stated)

22. Deferred tax

	Note	At 30 June 2009	At 31 December 2008	At 30 June 2008
Net deferred tax assets at the beginning of the period, of which:		**120 810**	**290 702**	**290 702**
Deferred tax assets at the beginning of the period		**188 992**	**320 506**	**320 506**
Deferred tax liabilities at the beginning of the period		**68 182**	**29 804**	**29 804**
(Charged)/Credited to profit or loss	36	18 380	(50 156)	(5 651)
Increase/(decrease) in equity	17	120 440	(120 693)	(159)
Deferred tax assets at the date of acquisition of shares in a subsidiary		-	957	-
Net deferred tax assets at the end of the period, of which:		**259 630**	**120 810**	**284 892**
Deferred tax assets at the end of the period		**299 358**	**188 992**	**319 174**
Deferred tax liabilities at the end of the period		**39 728**	**68 182**	**34 282**

(amounts in tables in thousand PLN, unless otherwise stated)

22. Deferred tax (continuation)

Deferred tax assets prior to offsetting

	At 1 January 2008 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/ (Decrease) in equity due to change in the balance of temporary differences	At 30 June 2008 based on the rate of 19%
Exchange rate differences	3 795	(989)	-	2 806
Interest	232	(2)	-	230
Allowances for impairment of receivables	18 900	(1 731)	-	17 169
Short-term accruals for wages	58 061	6 042	-	64 103
Employee benefits (holidays)	4 350	315	-	4 665
Provision for decommissioning of mines and other facilities	104 630	(3 791)	-	100 839
Measurement of forward transactions	61 382	232	-	61 614
Re-measurement of hedging instruments	9 881	(4 299)	(183)	5 399
Depreciation and amortisation	104 594	(9 133)	-	95 461
Liabilities due to future employee benefits	188 294	5 067	-	193 361
Unpaid wages with surcharges	57 165	(19 667)	-	37 498
Other	87 778	28 998	-	116 776
Total	**699 062**	**1 042**	**(183)**	**699 921**

	At 1 January 2008 based on the rate of 19%	Increase due to obtaining control of a subsidiary	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/ (Decrease) in equity due to change in the balance of temporary differences	At 31 December 2008 based on the rate of 19%
Exchange rate differences	3 795	-	(3 701)	-	94
Interest	232	2	(94)	-	140
Allowances for impairment of receivables	18 900	217	(6 045)	-	13 072
Short-term accruals for wages	58 061	269	(3 737)	-	54 593
Employee benefits (holidays)	4 350	31	334	-	4 715
Provision for decommissioning of mines and other facilities	104 630	-	12 751	-	117 381
Measurement of forward transactions	61 382	-	(23 133)	-	38 249
Re-measurement of hedging instruments	9 881	-	(8 038)	(183)	1 660
Depreciation and amortisation	104 594	8	32 836	-	137 438
Liabilities due to future employee benefits	188 294	342	23 496	-	212 132
Unpaid wages with surcharges	57 165	150	(3 731)	-	53 584
Measurement of available-for-sale financial assets	-	-	-	303	303
Other	87 778	185	(505)	-	87 458
Total	**699 062**	**1 204**	**20 433**	**120**	**720 819**

	At 1 January 2009 based on the rate of 19%	Credited/(Charged) to profit or loss due to a change in the balance of temporary differences and tax loss	Increase/ (Decrease) in equity due to change in the balance of temporary differences	At 30 June 2009 based on the rate of 19%
Exchange rate differences	94	(12)	-	82
Interest	140	(123)	-	17
Allowances for impairment of receivables	13 072	(321)	-	12 751
Short-term accruals for wages	54 593	5 414	-	60 007
Employee benefits (holidays)	4 715	31	-	4 746
Provision for decommissioning of mines and other facilities	117 381	(31 147)	-	86 234
Measurement of forward transactions	38 249	42 948	-	81 197
Re-measurement of hedging instruments	1 660	(1 488)	-	172
Depreciation and amortisation	137 438	(1 487)	-	135 951
Liabilities due to future employee benefits	212 132	12 251	-	224 383
Unpaid wages with surcharges	53 584	(36 617)	-	16 967
Measurement of available-for-sale financial assets	303	-	116	419
Other	87 458	(3 666)	-	83 792
Total	**720 819**	**(14 217)**	**116**	**706 718**

(amounts in tables in thousand PLN, unless otherwise stated)

22. Deferred tax (continuation)

The amount of deductible temporary differences and unused tax losses in respect of which the Group did not recognise deferred tax assets (due to the remote possibility of their being settled in future years) amounts to PLN 199 642 thousand (at 31 December 2008: PLN 176 507 thousand).

Tax losses which may be settled in future periods by reducing taxable profit amount to PLN 181 615 thousand (at 31 December 2008: PLN 161 561 thousand). These losses expire as follows:

Expiration year of tax losses	At 30 June 2009	At 31 December 2008
2009	-	2 549
2010	668	-
2011	-	950
2012	49 662	49 649
2013	108 993	108 413
2014	22 292	-
	181 615	**161 561**

The Group created deferred tax assets whose realisation depends on the future generation of taxable profit in the amount exceeding gains arising from the reversal of taxable temporary differences in the amount of PLN 16 642 thousand (at 31 December 2008: PLN 13 661 thousand). The recognition of deferred tax assets was based on current, approved financial plans and on the current activities of the Group.

Deferred tax liabilities prior to offsetting

	At 1 January 2008 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 30 June 2008 based on the rate of 19%
Exchange rate differences	1 686	5	-	1 691
Interest	3 223	(1 973)	-	1 250
Measurement of forward transactions	9 556	(3 423)	-	6 133
Re-measurement of hedging instruments	34	5	371	410
Depreciation/amortisation	332 179	5 053	-	337 232
Measurement of available-for-sale financial assets	869	-	(395)	474
Other	60 813	7 026	-	67 839
Total	**408 360**	**6 693**	**(24)**	**415 029**

	At 1 January 2008 based on the rate of 19%	Increase due to obtaining control of a subsidiary	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 31 December 2008 based on the rate of 19%
Exchange rate differences	1 686	-	(1 366)	-	320
Interest	3 223	2	(1 837)	-	1 388
Measurement of forward transactions	9 556	-	49 942	-	59 498
Re-measurement of hedging instruments	34	-	(34)	119 274	119 274
Depreciation/amortisation	332 179	-	30 549	-	362 728
Measurement of available-for-sale financial assets	869	-	-	1 539	2 408
Other	60 813	245	(6 665)	-	54 393
Total	**408 360**	**247**	**70 589**	**120 813**	**600 009**

	At 1 January 2009 based on the rate of 19%	(Credited)/Charged to profit or loss due to a change in the balance of temporary differences	(Increase)/ Decrease in equity due to change in the balance of temporary differences	At 30 June 2009 based on the rate of 19%
Exchange rate differences	320	(272)	-	48
Interest	1 388	469	-	1 857
Measurement of forward transactions	59 498	(22 615)	-	36 883
Re-measurement of hedging instruments	119 274	14	(118 787)	501
Depreciation/amortisation	362 728	(11 499)	-	351 229
Measurement of available-for-sale financial assets	2 408	-	(1 537)	871
Other	54 393	1 306	-	55 699
Total	**600 009**	**(32 597)**	**(120 324)**	**447 088**

(amounts in tables in thousand PLN, unless otherwise stated)

23. Employee benefits

A general description of the employee benefit plans is included in note 2, Main accounting policies, point 2.2.16.

Change in liabilities due to future employee benefits

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent
Present value of obligations - at 1 January 2008	**1 008 286**	**297 370**	**203 840**	**507 076**
Interest costs	25 423	6 737	4 954	13 732
Current service cost	17 396	7 053	5 041	5 302
Benefits paid	(46 258)	(10 568)	(9 644)	(26 046)
Actuarial losses	29 245	693	4 501	24 051
Present value of obligations - at 30 June 2008	**1 034 092**	**301 285**	**208 692**	**524 115**
Past service cost unrecognised at the balance sheet date	(10 118)	-	(10 118)	-
Carrying amount of liabilities - at 30 June 2008	**1 023 974**	**301 285**	**198 574**	**524 115**
of which:				
Carrying amount of non-current liabilities	944 331	267 189	177 865	499 277
Carrying amount of current liabilities	79 643	34 096	20 709	24 838

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent
Present value of obligations - at 1 January 2008	**1 008 286**	**297 370**	**203 840**	**507 076**
Interest costs	54 919	16 030	11 134	27 755
Current service cost	41 330	18 798	11 928	10 604
Benefits paid	(83 066)	(39 445)	(17 522)	(26 099)
Actuarial (gains)/losses	115 787	4 107	(4 053)	115 733
Gains due to limitation of the employee benefit plans	(6 827)	(4 070)	(2 757)	-
Liabilities due to business combination	1 800	1 378	422	-
Present value of obligations - at 31 December 2008	**1 132 229**	**294 168**	**202 992**	**635 069**
Past service cost unrecognised at the balance sheet date	(9 275)	-	(9 275)	-
Carrying amount of liabilities - at 31 December 2008	**1 122 954**	**294 168**	**193 717**	**635 069**
of which:				
Carrying amount of non-current liabilities	1 039 423	259 521	174 684	605 218
Carrying amount of current liabilities	83 531	34 647	19 033	29 851

	TOTAL liabilities	Jubilee awards	Retirement and disability benefits	Coal equivalent	Other benefits
Present value of obligations - at 1 January 2009	**1 132 229**	**294 168**	**202 992**	**635 069**	**-**
Interest costs	28 689	6 648	4 875	17 166	-
Current service cost	16 436	6 984	4 867	4 585	
Benefits paid	(46 444)	(8 101)	(12 103)	(26 240)	-
Actuarial losses	60 781	(16 485)	974	33 234	43 058
Present value of obligations - at 30 June 2009	**1 191 691**	**283 214**	**201 605**	**663 814**	**43 058**
Past service cost unrecognised at the balance sheet date	(8 432)	-	(8 432)	-	-
Carrying amount of liabilities - at 30 June 2009	**1 183 259**	**283 214**	**193 173**	**663 814**	**43 058**
of which:					
Carrying amount of non-current liabilities	1 086 590	243 155	170 293	632 932	40 210
Carrying amount of current liabilities	96 669	40 059	22 880	30 882	2 848

(amounts in tables in thousand PLN, unless otherwise stated)

23. Employee benefits (continuation)

At	Present value of employee benefits
30 June 2009	1 191 691
31 December 2008	1 132 229
31 December 2007	1 008 286
31 December 2006	950 200
31 December 2005	899 148
31 December 2004	785 397

Total costs recognised in the income statement due to future employee benefits

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Current service cost	16 436	17 396
Interest costs	28 689	25 423
Actuarial gains	60 781	29 245
Past service cost	843	843
Total costs recognised in the income statement	**106 749**	**72 907**

The change in actuarial gains/losses is caused by a change in assumptions relating to the discount rate, increases in coal prices and increases in wages.

For purposes of re-measuring the provision at the end of the current period, the Group assumed parameters based on available forecasts of inflation, an analysis of increases in coal prices and in the lowest wage, and also based on the anticipated profitability of highly-liquid securities.

Main actuarial assumptions:	**2010**	**2011**	**2012**	**2013**	**2014 and beyond**
- discount rate	5.50%	5.50%	5.50%	5.50%	5.50%
- rate of increase in coal prices	3.00%	3.00%	3.00%	3.00%	3.00%
- rate of increase in the lowest wage	4.00%	4.00%	4.00%	4.00%	4.00%
- expected inflation	2.50%	2.50%	2.50%	2.50%	2.50%
- future expected increase in wages	4.00%	4.00%	4.00%	4.00%	4.00%

(amounts in tables in thousand PLN, unless otherwise stated)

24. Provisions for other liabilities and charges

	Note	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008		**666 583**	**550 658**	**4 810**	**19 611**	**91 504**
Provisions recognised		23 924	33	600	21 580	1 711
Changes arising from changes in provisions after updating of estimates		(35 439)	(33 290)	(22)	-	(2 127)
Changes in provisions due to unwinding of discount	32	18 477	17 912	70	-	495
Utilisation of provisions		(26 401)	(4 387)	-	(364)	(21 650)
Release of provisions		(2 482)	(230)	(38)	(677)	(1 537)
Transfer to Mine Closure Fund		(7 176)	(7 176)	-	-	-
Other		(12 031)	-	-	13 681	(25 712)
Provisions at 30 June 2008		**625 455**	**523 520**	**5 420**	**53 831**	**42 684**
of which:						
Non-current provisions		**536 267**	**505 421**	**4 320**	**14 154**	**12 372**
Current provisions		**89 188**	**18 099**	**1 100**	**39 677**	**30 312**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008	**666 583**	**550 658**	**4 810**	**19 611**	**91 504**
Provisions recognised	23 156	191	1 173	13 476	8 316
Changes arising from changes in provisions after updating of estimates	42 767	39 469	(22)	-	3 320
Changes in provisions due to unwinding of discount	38 091	37 289	217	-	585
Utilisation of provisions	(46 702)	(9 687)	-	(1 537)	(35 478)
Release of provisions	(22 425)	(230)	(38)	(13 344)	(8 813)
Transfer to Mine Closure Fund	(14 351)	(14 351)	-	-	-
Provisions due to business combination	68	-	68	-	-
Other	(23 984)	-	-	6 783	(30 767)
Provisions at 31 December 2008	**663 203**	**603 339**	**6 208**	**24 989**	**28 667**
of which:					
Non-current provisions	**599 315**	**574 235**	**2 467**	**7 921**	**14 692**
Current provisions	**63 888**	**29 104**	**3 741**	**17 068**	**13 975**

	Note	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2009		**663 203**	**603 339**	**6 208**	**24 989**	**28 667**
Provisions recognised		3 576	500	-	3 071	5
Changes arising from changes in provisions after updating of estimates		(161 208)	(164 331)	(48)	-	3 171
Changes in provisions due to unwinding of discount	32	16 375	16 125	-	-	250
Utilisation of provisions		(9 965)	(2 665)	-	(2 243)	(5 057)
Release of provisions		(5 692)	(778)	-	(4 143)	(771)
Transfer to Mine Closure Fund		(8 754)	(8 754)	-	-	-
Other		4 930	5 077	-	(466)	319
Provisions at 30 June 2009		**502 465**	**448 513**	**6 160**	**21 208**	**26 584**
of which:						
Non-current provisions		**451 032**	**425 038**	**2 419**	**8 090**	**15 485**
Current provisions		**51 433**	**23 475**	**3 741**	**13 118**	**11 099**

The Group recognises provisions for decommissioning costs of mines and other facilities based on principles described in note 2, point 2.2.15.

(amounts in tables in thousand PLN, unless otherwise stated)

24. Provisions for other liabilities and charges (continuation)

The most significant item of provisions for other liabilities is the **provision for the costs of future decommissioning (liquidation) of mines and other technological facilities** with the carrying value of PLN 448 513 thousand (as at 31 December 2008: PLN 603 339 thousand), created in accordance with the methodology defined in the International Financial Reporting Standards. The decrease in the provision in the first half of 2009 was caused by the change in forecast discount rates, and in particular long-term inflation.

The decommissioning schedule and estimates of decommissioning costs have been worked on since the beginning of 2001 by the subsidiary, KGHM Cuprum Sp. z o.o. CBR. Revaluations of the basic decommissioning costs originally calculated in 2001 are made periodically based on the changes of price index for the construction-assembly industry, which are published by the Main Statistical Office, taking into account movements in tangible fixed assets. The exception to the above are mine shafts. In 2006, costs of shafts liquidation were revalued due to completion of the document called "Study of the project of liquidation of the P-III and P-IV mine shafts in the Polkowice Wschodnie Region and the project of excavation of deposits located in the safety pillars of those shafts - Stage III. 1. The project of liquidation of the P-III shaft, 2. The project of liquidation of the P-IV shaft" prepared by Cuprum and securing positive opinions for those projects of the Commission for Water, Waste Management and Mine Closure- Related Threats operating by the Main Mine Office - Resolution No. 2/2007 dated 6 September 2007. Detailed information included in technical projects developed for the P-III and P-IV shafts in the Polkowice Wschodnie Region provided the basis for verification of forecasts concerning costs of liquidation of other shafts in KGHM Polska Miedź S.A.

Subsequent revaluations have been made if significant economic events have occurred which could have an impact on the amount of the provision. The 2007 revaluation related mainly to the decommissioning schedule and was due to adoption by the Ministry of Natural Environment in January 2007 certain of additions to the projects relating to copper ore deposits management at KGHM Polska Miedź S.A., which were underlying mining activities of the Parent Entity. These amended projects assume that ore excavation will continue until the year 2040.

The largest facility earmarked for decommissioning (restoration), which at the same time accounts for the largest share in the costs of decommissioning of all technological facilities, is the "Żelazny Most" tailings pond, together with the hydro-transportation network and cubage hydro-technical facilities. The "Żelazny Most" tailings pond is a hydro-technical facility, formed from a raised earthen embankment on lowered terrain. At the same time, it serves as the central water management facility. The area and type of this tailings pond requires (apart from restoration activities carried out on a regular basis in the form of shaping of the slope of the reservoir using biological coat) several stages of site restoration and development. This is also due to the main underlying assumption that the "Żelazny Most" tailings pond will be operational until the last working day of mines and enrichment plants. During the final stage of operating this tailings pond, transfer to the method of centralised waste dump from the currently used circumferential one would be required in order to fill in the reservoir and create the coarse-grained layer for restoration of the inside of the tailings pond. After the "Żelazny Most" tailings pond has ceased being operational, during the course of mine liquidation, the discharge of mine waters will be carried out excepting this tailings pond. According to the current plan, preparatory works for the tailings pond liquidation and its partial restoration will commence in 2025 and will last until 2037. In 2038, the main stage of the tailings pond liquidation will commence and is expected to be completed in 2047. In the meantime, i.e. from the year 2025 to 2040, pipelines and accompanying cubage hydro-technical facilities will be decommissioned. The decommissioning will be carried out by way of dismantling, scrap recovery and utilisation of concrete elements, which, after crumbling, will be used as foundation for hardening. As regards the surface of the "Żelazny Most" tailings pond, application of the non-soil restoration method was adopted as possible and reasonable solution. It is planned that trees will be planted on the whole area of waste storage yard as it is done for protective greenery, after prior preparation of the surface of the tailings pond. It is also assumed that selected types of grass and mixes thereof will be used for land restoration purposes, together with mineral additives to improve the ground, as well as special techniques of cultivation and fertilisation. The above site restoration method is comparable to those used in the EU countries. KGHM CUPRUM Sp. z o.o. CBR, in cooperation with the Natural Science University in Wrocław, are currently conducting research work in respect of this issue. The decommissioning project assumes a 10-year monitoring period for the facility.

The Parent Entity's method of estimating the required decommissioning provision is based on the prudence concept. The amount of the provision recognised in the balance sheet is the equivalent of the estimated costs of future decommissioning of individual facilities discounted to their present value. The amount of the provision is revalued by the Parent Entity at the end of each quarter by applying in the discounting model the ratios described in Note 3.2.

The balance of the decommissioning provision is adjusted for the amount transferred to the mine closure fund, which has been created based on article 26c of the act dated 27 July 2001 amending the act - Geological and Mining Law, Journal of Laws No. 110, item 1190, and calculated in accordance with principles set forth in the Decree of the Minister of Economy dated 24 June 2002 concerning detailed principles for creation and functioning of mine closure funds, i.e. 3% of the amount of depreciation of mines' fixed assets for each year. Cash transfers made to the Mine Closure Fund are invested by the Parent Entity in secure short-term securities or short-term deposits. Income from these investments increases the Fund's balance and the Parent Entity does not charge any fee for this cash management. Due to restrictions imposed by the Geological and Mining Law, which states that the Fund's assets may only be utilised for mine closure purposes, the Parent Entity has limited control over these assets.

It is expected that decommissioning costs will be incurred by the year 2047. The provision was estimated based on the currently used technology for decommissioning of mining facilities and using the current prices and the discount rate as in the model for provisions for future employee benefits (Note 23).

(amounts in tables in thousand PLN, unless otherwise stated)

24. Provisions for other liabilities and charges (continuation)

Provisions for the facilities with the highest share in the provision for decommissioning costs of mines and other facilities at 30 June 2009

Division	Facility	
ZH	"Żelazny Most" tailings pond	87 929
ZH	Other waste storage areas	42 523
ZWR	ZWR Rudna Ore Enrichment Plant	40 362
ZWR	ZWR Polkowice Ore Enrichment Plant	33 899
ZGR	Central part of Rudna Mine (shafts: RI, RII, RV)	32 134
ZWR	ZWR Lubin Ore Enrichment Plant	26 437
ZH	Pipelines and technological facilities	22 753
ZGR	Western part of Rudna Mine (shafts: RIII, RIV, RX)	18 889
ZGL	R6 - Central (shafts: LI, LII)	14 928
ZGL	R1 – Western – Central (LIV,LV)	12 518

Provisions for the facilities with the highest share in the provision for decommissioning costs of mines and other facilities at 31 December 2008

Division	Facility	
ZH	"Żelazny Most" tailings pond	118 755
ZWR	ZWR Rudna Ore Enrichment Plant	55 889
ZH	Other waste storage areas	46 859
ZWR	ZWR Polkowice Ore Enrichment Plant	46 036
ZGR	Central part of Rudna Mine (shafts: RI, RII, RV)	44 006
ZWR	ZWR Lubin Ore Enrichment Plant	36 253
ZH	Pipelines and technological facilities	28 627
ZGR	Western part of Rudna Mine (shafts: RIII, RIV, RX)	25 867
ZGL	R6 - Central (shafts: LI, LII)	20 245
ZGL	R1 – Western – Central (LIV,LV)	17 061

Provisions for disputed issues and court proceedings represent a less significant item of provisions. They are mainly relating to:
- proceedings in a dispute concerning the payment of damages for breach of contract for delivery of equipment and services of PLN 7 795 thousand (at 31 December 2008: PLN 7 795 thousand),
- questioning of the amount of social insurance premiums as a result of the control by Social Insurance Institution (ZUS) for prior years in the amount of PLN 11 097 thousand (at 31 December 2008: PLN 10 478 thousand),
- asserting copyright in the amount of PLN 540 thousand for the use of an invention (at 31 December 2008: PLN 2 982 thousand).

25. Non-current assets held for sale

	At	
	30 June 2009	**31 December 2008**
Property, plant and equipment	8 859	29 320
Intangible assets	667	667
Non-current assets held for sale	**9 526**	**29 987**

At 30 June 2009 non-current assets held for sale represent:
- two quartz mines, „Stanisław" and „Taczalin", and a quartz powder and crushed aggregate processing plant of PLN 6 450 thousand, all of whose activities have been discontinued (property, plant and equipment: PLN 5 783 thousand, intangible assets: PLN 667 thousand), /the activity related to assets held for sale was discontinued in 2004, at which time their depreciation was also discontinued/,
- a drill, PLN 517 thousand,
- an automobile, PLN 76 thousand,
- a civil aircraft, PLN 2 484 thousand.

At 14 July 2009, a transaction for the sale of the aircraft BEECHCRAFT KING AIR C-90A was realised. The value of the contract amounted to PLN 2 530 thousand.

(amounts in tables in thousand PLN, unless otherwise stated)

26. Impairment losses

Impairment losses by asset class during the financial period from 1 January to 30 June 2009

	Impairment loss recognised	Impairment loss reversed	Impairment loss used
Buildings and constructions	325	-	388
Technical equipment and machinery	-	-	2 597
Other fixed assets	865	-	9
Assets under construction	2 161	9	497
Software	-	-	96
Acquired concessions, patents, licenses	-	-	6
Total	**3 351**	**9**	**3 593**

Impairment losses by segment during the financial period from 1 January to 30 June 2009

	Production of copper and precious metals, other smelter products	Other segments	Total consolidated amount
Impairment loss recognised	-	3 351	**3 351**
Impairment loss reversed	-	9	**9**
Impairment loss used	-	3 593	**3 593**

Impairment losses by asset class during the financial period from 1 January to 30 June 2008

	Impairment loss recognised	Impairment loss reversed	Impairment loss used
Buildings and constructions	-	14 015	223
Technical equipment and machinery	12 410	-	4 881
Motor vehicles	44	-	-
Other fixed assets	854	-	-
Assets under construction	3 349	166	94
Software	-	411	40
Acquired concessions, patents, licenses	391	-	-
Total	**17 048**	**14 592**	**5 238**

Impairment losses by segment during the financial period from 1 January to 30 June 2008

	Copper and precious metals, other smelter products	Other segments	Total consolidated amount
Impairment loss recognised	-	17 048	**17 048**
Impairment loss reversed	-	14 592	**14 592**
Impairment loss used	-	5 238	**5 238**

Impairment losses on property, plant and equipment used in the manufacture of products or in the providing of services were recognised in the income statement as costs of sales. For other property, plant and equipment impairment losses were recognised in administrative expenses. Details on the principles of accounting for impairment losses applied by the Group are described in point 2.2.10 of note 2.

Impairment losses recognised in the first half of 2009 relate to property, plant and equipment and intangible assets which will not bring expected economic benefits.

(amounts in tables in thousand PLN, unless otherwise stated)

27. Sales

Net revenues from the sale of products, goods for resale and materials (by type of activity)

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
- copper, precious metals, smelter by-products	5 037 271	6 018 650
- energy	18 979	17 931
- services	342 565	532 413
- mining machinery, transport vehicles for mining and other	3 938	20 489
- goods for resale	151 260	112 687
- wastes and materials	4 379	5 016
- other goods	53 522	43 583
Total	**5 611 914**	**6 750 769**

Net revenues from the sale of products, goods for resale and materials (by destination)

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
domestic	**1 590 520**	**2 599 316**
- copper, precious metals, smelter by-products	1 064 355	1 896 029
- energy	18 979	17 931
- services	324 805	508 068
- mining machinery, transport vehicles for mining and other	3 693	19 717
- goods for resale	125 894	110 017
- wastes and materials	4 373	5 016
- other goods	48 421	42 538
export	**4 021 394**	**4 151 453**
- copper, precious metals, smelter by-products	3 972 917	4 122 621
- services	17 761	24 345
- mining machinery, transport vehicles for mining and other	245	772
- goods for resale and materials	25 371	2 670
- other goods	5 100	1 045
Total	**5 611 914**	**6 750 769**

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Average copper price on LME (USD/t)	4 046	8 108
Average exchange rate (USD/PLN) per NBP	3.26	2.29

(amounts in tables in thousand PLN, unless otherwise stated)

28. Costs by type

	Note	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Depreciation of property, plant and equipment and amortisation of intangible assets	6, 7	362 493	330 421
Employee benefit costs	29	1 645 601	1 492 702
Materials and energy consumption		1 677 602	1 747 550
External services		569 339	805 175
Taxes and charges		167 649	182 157
Advertising costs and representation expenses		18 674	27 992
Property and personal insurance		8 073	9 364
Research and development costs not capitalised in intangible assets		542	683
Other costs, of which:		44 661	25 639
Impairment of property, plant and equipment, intangible assets	6, 7	1 190	13 699
Write-down of inventories	14	922	1 201
Allowance for impairment of trade receivables	34.3.6	28 542	9 131
Reversal of impairment of property, plant and equipment, intangible assets	6, 7	-	(14 426)
Reversal of write-down of inventories	14	(1 391)	(943)
Reversal of allowance for impairment of trade receivables	34.3.6	(3 987)	(6 293)
Losses from the disposal of financial instruments	33.3	380	829
Other operating costs		19 005	22 441
Total costs by type		**4 494 634**	**4 621 683**
Cost of goods for resale and materials sold (+), of which:		69 998	72 871
Allowance for impairment of receivables	34.3.6	1 272	255
Reversal of allowance for impairment of receivables	34.3.6	(498)	(231)
Change in inventories of finished goods and work in progress (+/-)		(181 801)	30 866
Cost of manufacturing products for internal use (-)		(237 224)	(210 397)
Total cost of sales, selling and administrative costs		**4 145 607**	**4 515 023**

29. Employee benefit costs

	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Remuneration	1 187 902	1 110 728
Costs of social security	397 394	355 325
Costs of future benefits (provisions) due to retirement benefits, jubilee awards and similar employee benefits	60 305	26 649
Employee benefit costs	**1 645 601**	**1 492 702**

(amounts in tables in thousand PLN, unless otherwise stated)

30. Other operating income

	Note	For the period	
		from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Income and gains from financial instruments classified under other operating activities, resulting from:	33.3	217 886	289 487
Measurement and realisation of derivative instruments		137 354	215 977
Interest		61 217	69 100
Foreign exchange gains		11 093	-
Gains from the disposal		7 519	4 303
Reversal of impairment losses on available-for-sale financial assets		-	78
Reversal of allowance for impairment of loans and receivables		703	29
Gains from the loss of control over a subsidiary		21 457	-
Gains from the disposal of perpetual usufruct of land		-	420
Gains from the disposal of intangible assets		119	5
Other interest		1 426	4 445
Dividends received		251	50
Reversal of impairment losses on assets under construction	6	9	166
Reversal of allowance for impairment of other non-financial receivables	13	787	4 434
Government grants and other donations received		342	1 136
Release of unused provisions		22 957	6 729
Penalties and compensation received		7 054	2 903
Other operating income/gains		11 531	4 360
Total other operating income		**283 819**	**314 135**

31. Other operating costs

	Note	For the period	
		from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Costs and losses on financial instruments classified under other operating activities, resulting from:	33.3	252 260	534 362
Measurement and realisation of derivative instruments		246 369	378 966
Interest		644	96
Foreign exchange losses		-	153 587
Losses on measurement of non-current liabilities		1 314	-
Losses from the disposal		851	1 659
Allowances for impairment of loans and receivables		3 082	54
Allowances for impairment of other non-financial receivables	13	522	170
Losses on the sale of property, plant and equipment		9 020	1 825
Impairment losses on assets under construction	6	2 161	3 349
Interest on overdue non-financial liabilities (including Budget)		1 418	455
Donations granted		2 768	7 649
Provisions for liabilities		7 868	25 070
Penalties and compensation paid		1 563	2 949
Contributions to a voluntary organisation		5 572	824
Other operating costs/losses		8 403	9 600
Total other operating costs		**291 555**	**586 253**

(amounts in tables in thousand PLN, unless otherwise stated)

32. Net finance costs

	Note	For the period from 1 January 2009 to 30 June 2009	For the period from 1 January 2008 to 30 June 2008
Interest expense:	33.3	6 881	7 271
On bank and other loans		5 819	6 895
Due to finance leases		1 062	376
Net foreign exchange (gains)/losses on borrowings	33.3	1 262	(1 101)
Changes in the value of provisions due to unwinding of discount, due to:	24	16 375	18 477
Measurement of provisions for decommissioning of mines		16 125	17 912
Measurement of other provisions		250	565
Losses due to measurement of non-current liabilities	33.3	209	-
Other finance costs		1 110	65
Total net finance costs		**25 837**	**24 712**

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments

33.1 Carrying amount

At 30 June 2009

Classes of financial instruments	Note	Balance sheet items					Other financial liabilities			
		Available-for-sale financial assets	Held-to-maturity investments	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Financial liabilities measured at amortised cost	Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	**Total**
Shares	10	19 331								**19 331**
Shares and participation units in investment funds	10	10 676								**10 676**
Trade receivables (net)	13				969 965					**969 965**
Cash and cash equivalents and deposits	11,15,13		68 529		2 582 728					**2 651 257**
Other financial assets (net)	10,11,13	7	51		289 567					**289 625**
Derivatives - Currency	12			322		(1 227)			82 925	**82 020**
Derivatives - Commodity contracts - metals	12			1 841		(2 877)			158 260	**157 224**
Trade payables	19						(549 693)			**(549 693)**
Bank and other loans	20						(251 097)			**(251 097)**
Other financial liabilities	19,20						(2 393 835)	(32 876)		**(2 426 711)**
		30 014	**68 580**	**2 163**	**3 842 260**	**(4 104)**	**(3 194 625)**	**(32 876)**	**241 185**	**952 597**

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments (continuation)

33.1 Carrying amount (continuation)

At 31 December 2008

Balance sheet items

Classes of financial instruments	Note	Available-for-sale financial assets	Held-to-maturity investments	Financial assets at fair value through profit or loss	Loans and receivables	Financial liabilities at fair value through profit or loss	Other financial liabilities: Financial liabilities measured at amortised cost	Other financial liabilities: Financial liabilities due to factoring and liabilities out of the scope of IAS 39	Hedging instruments	Total
Shares	10	19 942								**19 942**
Shares and participation units in investment funds	10	11 264								**11 264**
Trade receivables (net)	13				725 700					**725 700**
Cash and cash equivalents and deposits	11,15,13		59 545		2 081 168					**2 140 713**
Other financial assets (net)	10,11,13	7	47		327 552					**327 606**
Derivatives - Currency	12			31		(1 159)			62 326	**61 198**
Derivatives - Commodity contracts - metals	12					(3 771)			655 271	**651 500**
Trade payables	19						(785 527)			**(785 527)**
Bank and other loans	20						(258 705)			**(258 705)**
Other financial liabilities	19,20						(116 205)	(32 273)		**(148 478)**
		31 213	**59 592**	**31**	**3 134 420**	**(4 930)**	**(1 160 437)**	**(32 273)**	**717 597**	**2 745 213**

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments (continuation)

33.2 Fair value

Classes of financial instruments	Note	At 30 June 2009 Carrying amount	At 30 June 2009 Fair Value	At 31 December 2008 Carrying amount	At 31 December 2008 Fair Value
		33.1		33.1	
Shares	10	19 331	19 331	19 942	19 942
Shares and participation units in investment funds	10	10 676	10 676	11 264	11 264
Trade receivables (net)	13	969 965	969 965	725 700	725 700
Cash and cash equivalents and deposits	11, 15, 13	2 651 257	2 651 363	2 125 308	2 125 553
Other financial assets (net)	10, 11, 13	289 625	289 625	343 011	343 011
Derivatives - Currency, of which:	12	82 020	82 020	61 198	61 198
Assets		105 601	105 601	62 357	62 357
Liabilities		(23 581)	(23 581)	(1 159)	(1 159)
Derivatives - Commodity contracts (metals), of which:	12	157 224	157 224	651 500	651 500
Assets		193 454	193 454	655 271	655 271
Liabilities		(36 230)	(36 230)	(3 771)	(3 771)
Trade payables	19	(549 693)	(549 693)	(785 527)	(785 527)
Bank and other loans	20	(251 097)	(251 097)	(258 705)	(258 705)
Other financial liabilities	19, 20	(2 426 711)	(2 426 711)	(148 478)	(148 478)

The methods and assumptions used by the Group for measuring the fair values are presented in notes 2.2.5.4 Fair value, 3 Important estimates.

The Group is unable to reliably measure the fair value of shares held in companies which are not listed on active markets, classified as available-for-sale financial assets. As a result they are disclosed in the balance sheet at cost less impairment.

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments (continuation)

33.3 Items of income, costs, profit and losses recognised in the income statement for the period by categories of financial instruments

For the period from 1 January 2009 to 30 June 2009	**Note**	Financial assets/ liabilities measured at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Other financial liabilities		Hedging instruments	**Total financial instruments**
						Financial liabilities measured at amortised cost	Financial liabilities due to factoring and liabilities out of the scope of IAS 39		
Interest income/(expense)	**30, 31, 32**				61 217	(6 463)	(1 062)		**53 692**
Exchange gains/(losses)	**31, 32**			3	57 632	(46 603)	(1 201)		**9 831**
Losses on measurement of non-current financial liabilities	**31**					(1 523)			**(1 523)**
Impairment allowances	**28, 31**				(32 896)				**(32 896)**
Reversal of impairment allowances	**28, 30**				5 188				**5 188**
Adjustment to sales due to hedging transactions	**34.1.9**							487 548	**487 548**
Profit/(losses) from disposal of financial instruments	**28, 30, 31**		7 500		(1 231)				**6 269**
Gains on measurement and realisation of derivative instruments	**30**	137 354							**137 354**
Losses on measurement and realisation of derivative instruments	**31**	(246 369)							**(246 369)**
Total net gain/(loss)		**(109 015)**	**7 500**	**3**	**89 910**	**(54 589)**	**(2 263)**	**487 548**	**419 094**

For the period from 1 January 2008 to 30 June 2008	**Note**	Financial assets/liabilities measured at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity investments	Loans and receivables	Other financial liabilities		Hedging instruments	**Total financial instruments**
						Financial liabilities measured at amortised cost	Financial liabilities due to factoring and liabilities out of the scope of IAS 39		
Interest income/(expense)	**30, 31, 32**				69 100	(6 991)	(376)		**61 733**
Exchange gains/(losses)	**31, 32**			(3)	(149 105)	(4 426)	1 048		**(152 486)**
Impairment allowances	**28, 31**				(9 440)				**(9 440)**
Reversal of impairment allowances	**28, 30**		78		6 553				**6 631**
Adjustment to sales due to hedging transactions	**34.1.9**							4 214	**4 214**
Profit/(losses) from disposal of financial instruments	**28, 30, 31**		166	256	1 393				**1 815**
Gains on measurement and realisation of derivative instruments	**30**	215 977							**215 977**
Losses on measurement and realisation of derivative instruments	**31**	(378 966)							**(378 966)**
Total net gain/(loss)		**(162 989)**	**244**	**253**	**(81 499)**	**(11 417)**	**672**	**4 214**	**(250 522)**

(amounts in tables in thousand PLN, unless otherwise stated)

33. Financial instruments (continuation)

33.4 Transfers not qualified for de-recognition

As at 30 June 2009 there were no financial assets whose transfer does not qualify for derecognition.

33.5 Assets acquired as a security

In the first half of 2009 a bank guarantee due to security on an annual contract was used. The amount of paid by the Guarantor receivables amounted to PLN 3 213 thousand.

33.6 Situations concerning financial instruments which did not occur in the Group

The following business events and situations, which are required to be disclosed, did not occur in the Group in the periods ended 30 June 2009 and 31 December 2008:

- as at balance sheet date, Group companies did not designate a financial instrument to be measured at fair value through profit or loss (IFRS 7, par. 9, 10, 11),
- Group companies did not reclassify a financial asset in a way which would result in a change of the method of measurement (IFRS 7, par. 12),
- Group companies do not hold any collateral established on either category of assets which would improve crediting terms (IFRS 7, par. 15),
- Group companies have not issued an instrument that contains both a liability and an equity component (IFRS 7, par. 17),
- Group companies did not breach any contractual provisions (IFRS 7, par. 18),
- Group companies invest assets accumulated in a separate bank account kept for the Mine Closure Fund, but do not receive any fee due to those fiduciary activities (IFRS 7, par. 20.c.ii),
- Group companies did not identify any forecast transaction for which hedge accounting had previously been used but which is no longer expected to occur (IFRS 7, par. 23.b),
- Group companies did not make use of any hedging transactions which would subsequently result in the recognition of a non-financial asset or liability (IFRS 7, par. 23.e),
- Group companies did not use fair value hedges or hedges of net investments in foreign operations (IFRS 7, par. 24 a, 24.c),
- Group companies did not purchase any financial assets at a price different from their fair value (IFRS 7, par. 28),

34. Financial risk management

Group companies are exposed to risk in each area of their activities. Understanding those risks and the principles of their management allows the Group to better meet its objectives.

Financial risk management includes the processes of risk identification, measurement and determination of appropriate methods to deal with those risks.

The Group is predominantly exposed to the following classes of financial risk:

- Market risk:
  - Risk of changes in commodity prices (Commodity Risk),
  - Risk of changes in foreign exchange rates (Currency Risk),
  - Risk of changes in interest rates (Interest Rate Risk),
- Liquidity risk,
- Credit risk.

34. Financial risk management (continuation)

34.1 Market risk

34.1.1 Principles of market risk management

The Group has an active approach to managing its market risk exposure. The management of market risk is regulated by the unified principles applied in the companies of the Group.

The objectives of market risk management are:

- To limit fluctuations in profit before tax,
- To increase the probability of meeting budget assumptions,
- To maintain a healthy financial condition, and
- To support the process of undertaking strategic decisions relating to investing activity, with particular attention to sources of capital for this activity.

All the market risk management objectives should be considered as a whole, while their realisation is dependant primarily upon the internal situation and market conditions.

The Parent Entity applies an integrated approach to market risk management. This means a comprehensive approach to the whole spectrum of identified market risks, rather than to each of them individually. For example, hedging transactions on the commodity market are related to contracts entered into on the currency market, as hedging prices of metals directly impacts the probability of achieving planned revenues from sales, which in turn represent a hedged item for transactions dealt on the currency market. As a result, the Parent Entity has significantly greater flexibility in building hedging strategies.

The Parent Entity applies a consistent and step-by-step approach to market risk management. Over time consecutive hedging strategies are implemented on derivative instruments market, embracing an increasing share of production and sales revenues as well as an extended time horizon. Consequently, the hedging is possible against unexpected plunges in both copper and silver prices as well as rapid appreciation of the PLN versus the USD. Thanks to this approach, it is also possible to avoid engaging significant volumes or notionals at a single price level.

The Group continuously monitors metal and currency markets, which are the basis for decisions on implementing strategies on derivative instruments market.
In addition, the Parent Entity applies cash flows hedge accounting to hedge the risk of changes of cash flows due to commodity and currency risk.

34.1.2 Techniques for market risk management

The primary technique for market risk management is the use of strategies on derivative instruments market, as well as natural hedging.

All of the hedging strategies on derivative instruments market reflect the following factors: current and forecasted market conditions, the internal situation of the Group, suitability of derivative instruments to be applied. The Group transacts only these derivative instruments for which it has the ability to assess their value internally, using standard pricing models appropriate for a particular type of derivative, and also these which can be traded without significant loss of value with a counterparty other than the one with whom the transaction was initially entered into. In evaluating the market value of a given instrument, the Group relies on information obtained from particular market leading banks, brokers and information services.

It is permitted to use the following types of instruments:

- Swaps,
- Forwards and futures,
- Options,
- Structures combining the above instruments.

The instruments applied may be, therefore, either of standardised parameters (publicly traded instruments) or non-standardised parameters (over-the-counter instruments).

34.1.3 Hedge accounting - Hedge effectiveness requirement according to IAS 39

Only the Parent Entity applies cash flow hedge accounting in the Group. Prior to entering a hedge transaction and throughout its life, the Parent Entity confirms and documents whether there exists, between the changes in the fair value of a hedge instrument and the changes in the fair value of the hedged position, a strong negative correlation. Hedge effectiveness is subject to constant evaluation and monitoring.

34.1.4. Measurement of market risk

The Parent Entity quantifies and describes its market risk exposure using a consistent and comprehensive measure.

Market risk management is supported by simulations (such as scenario analysis, stress-tests, backtests) and calculated risk measures. The risk measures being used are mainly based on mathematical and statistical modelling, which uses historical and current market data concerning risk factors and takes into consideration the current exposure of the Parent Entity to market risk.

Since 2007 the Parent Entity has been using "Earnings at Risk" as one of the risk measures employed in market risk management. This measure indicates the lowest possible level of pre-tax profit for a selected level of confidence (for example, with 95% confidence the pre-tax profit for a given period will be not lower than...). The EaR methodology enables the calculation of pre-tax profit incorporating the impact of changes in market prices of copper, silver and foreign exchange rates in the context of budgeted results.

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.4. Measurement of market risk (continuation)

However, due to the fact that no single risk measure possesses the ability to completely reflect reality, mainly because of underlying assumptions concerning market factors, it is customary to employ quantitative models merely as a tool supporting the decision making process and a source of additional information. Such models are not the only basis for decision making in the market risk management process.

34.1.5 Restrictions on entering into hedging transactions

Due to the risk of unexpected production cutback (for example because of "force majeure") or failure to achieve planned foreign currency revenues, which could lead to overhedging of actual market risk exposure, the Parent Entity has set a limit for the volume of production or the amount of sales revenues for a given period that may be hedged, at a level of up to 80%. The maximum time horizon within which the Parent Entity makes decisions concerning hedging of market risk is set up in accordance with technical and economic planning process, and amounts to 5 years. However, it must be emphasised that regardless of the tool used to measure market risks, the results of such measurement for long time horizons (especially above 2 years) may be subject to significant uncertainty, and therefore are treated as estimates.
The remaining companies of the Group have set the limit of engagement in derivative instruments at 100% of commercial transactions

34.1.6 Market risk exposure

34.1.6.1 Commodity risk

The Parent Entity is exposed to the risk of changes in market prices of copper, silver and gold. The industry standard is that the price formulas used in physical delivery contracts are based on average monthly quotations from the London Metal Exchange for copper and from the London Bullion Market for silver and gold. The commercial policy of the Parent Entity is to set the price base for physical delivery contracts as the average price of the month of dispatch (this is a typical price base, being in line with global industry standards). As a result the Parent Entity is exposed to the risk of decline in metals prices from the moment of entering into a sale contract until the moment of setting the contractual average metal price.

In a situation where a non-standard formula is used to set the sales price, the Parent Entity may enter into transactions (so-called adjustment hedge transactions) which change the price base agreed with the customer to the average price of the month of dispatch. These transactions lead to a harmonisation of the base price applied to physical sales of products, and therefore harmonisation of the exposure to the risk of fluctuations in metals prices.

Due to the fact that the Parent Entity utilises in the production process materials purchased from external sources containing various metals, part of the sales is hedged naturally. Therefore, the analysis of the Parent Entity's exposure to the market risk should be performed on a net basis, i.e. by deducting the volume of metals contained in materials purchased from external sources from the volume of sales.

Exposure of the Group to commodity risk is presented below:

	For the period			
	1 January 2009 to 30 June 2009		1 January 2008 to 30 June 2008	
	Sales	**Purchases**	**Sales**	**Purchases**
Copper ['000 tonnes]	245	19	265	61
Silver [tonnes]	628	56	562	9

Sensitivity of the Group's financial instruments to commodity risk at the balance sheet date is presented in note 34.1.10 Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk.

34.1.6.2 Currency risk

The Parent Entity is exposed to the risk of changes in currency rates, as it is generally accepted on commodities markets that physical contracts are either concluded or denominated in USD. However the base (functional) currency for the Parent Entity is the PLN. As a result, the Parent Entity receives the equivalent in PLN or exchanges the USD it receives for PLN. Such exchanges lead to the risk associated with fluctuations in the USD/PLN exchange rate during the period from the moment of entering into the trade contract to the moment of determining the exchange rate. In a situation wherein foreign clients pay in local currency for the copper or precious metals which they have imported, the Group is also exposed to fluctuations in the exchange rates of other currencies, e.g.: EUR/PLN and GBP/PLN.

Moreover, the Group is exposed to the risk of changes in currency rates due to the fact of drawing loans and incurring other liabilities (for example from the import of goods and services) which are denominated in currencies other than the USD.

Sensitivity of the Group's financial instruments to the currency risk at the balance sheet date is presented in note 34.1.10 Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.6 Market risk *exposure* (continuation)

34.1.6.3 Interest rate risk

The Group is exposed to interest rate risk due to:

- changes in the fair value of bank and other loans drawn, bonds purchased and bank deposits for which interest is calculated at fixed rates,
- changes in cash flow related to bank and other loans drawn, bonds purchased and bank deposits for which interest is calculated at variable rates.

As at 30 June 2009 the Group had liabilities amounting to PLN 251 097 thousand due to bank and other loans (as at 31 December 2008: PLN 258 705 thousand) based on variable and fixed interest rates.

At the balance sheet date the Group had no instruments hedging against interest rate risk.

34.1.7 Hedging exposure to market risk in the Parent Entity

In the first half of 2009 copper price hedging strategies represented approx. 26% (in the first half of 2008 28%) of the sales of this metal realised by the Parent Entity. With respect to silver sales this figure amounted to approx. 24% (in the first half of 2008 33 %). In the case of currency market, hedged revenues from sales represented approx. 36% (in the first half of 2008 0%) of total revenues from sales realised by the Parent Entity.

In the first half of 2009 the Parent Entity implemented copper price hedging strategies with a total volume of 147 thousand tonnes and a time horizon falling in the second half of 2009 and the first half of 2010. The Parent Entity made use of options, including put, strategies collar and seagull. In the period the Parent Entity did not implement adjustment hedge transactions. In the case of the silver market, during the analysed period strategies were implemented to hedge the price of this metal with a total volume of 3.6 million troz and a time horizon falling in 2010. The Parent Entity made use of put options. In the first half of 2009, adjustment hedge transactions were not implemented on the silver market either.

In the case of the forward currency market, in the first half of 2009 the Parent Entity implemented strategies hedging the USD/PLN rate for an amount of USD 810 million and a time horizon falling in the second half of 2009 and in the whole year 2010. The Parent Entity made use of options, including put and collar strategies. During the analysed period there were no adjustment hedge transactions implemented on the currency market.

The Parent Entity remains hedged for a portion of copper sales planned in the second half of 2009 (108 thousand tonnes) and in the first half of 2010 (39 thousand tonnes), for a portion of silver sales planned in the second half of 2009 (4.8 million troz) and in 2010 (3.6 million troz). With respect to revenues from sales (currency market) the Parent Entity holds a hedging position in the second half of 2009 of USD 642 million and in 2010 of USD 360 million.

Following is a condensed table of hedging positions, by type of hedged asset and instruments used at 30 June 2009.

HEDGING POSITION – COPPER MARKET

Period	Instrument		Nominal [tonnes]	Execution price [USD/t]	Average weighted premium [USD/t]	Effective hedge price [USD/t]
II half of 2009	Purchased put option		39 000	4 700	(695)	4 005
	Collar	Sold call option	39 000	5 700	(332.28)	4 172.72 participation restricted to 5 700
		Purchased put option		4 500		
	Seagull[1]	Sold call option	30 000	6 500	(134.40)	4 565.60 restricted to 3 500 participation restricted to 6 500
		Purchased put option		4 700		
		Sold put option		3 500		
	Total		**108 000**			
TOTAL II half of 2009			**108 000**			
I half of 2010	Purchased put option		39 000	4 700	(695)	4 005
	Total		**39 000**			
TOTAL 2010			**39 000**			

[1] Due to hedge accounting laws, transactions which comprise the seagull structure, such as purchased puts and sold calls, are shown in the table containing a detailed listing of positions in derivative instruments - „Hedging instruments", while sold puts are presented in the table „Trade instruments".

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.7 Hedging exposure to market risk in the Parent Entity (continuation)

HEDGING POSITION – SILVER MARKET

Period	Instrument	Nominal [million troz]	Execution price [USD/troz]	Average weighted premium [USD/troz]	Effective hedge price [USD/troz]
II half of 2009	Purchased put option	4.80	12.00	(1.13)	10.87
	Total	4.80			
TOTAL II half of 2009		4.80			
I half of 2010	Purchased put option	1.80	14.00	(2.00)	12.00
	Total	1.80			
II half of 2010	Purchased put option	1.80	14.00	(2.00)	12.00
	Total	1.80			
TOTAL 2010		3.60			

HEDGING POSITION – CURRENCY MARKET

Period	Instrument		Nominal [million USD]	Execution price [USD/PLN]	Average weighted premium [PLN per 1 USD]	Effective hedge price [USD/PLN]
II half of 2009	Purchased put option		60	2.5500	(0.0821)	2.4679
	Purchased put option		60	2.6000	(0.0711)	2.5289
	Purchased put option		42	2.6500	(0.0948)	2.5552
	Purchased put option		30	2.7500	(0.1430)	2.6070
	Collar	Sold call option	270	3.8000	(0.0709)	2.8383 participation restricted to 3.8000
		Purchased put option		2.9092		
	Collar	Sold call option	180	3.6000	-	2.9430 participation restricted to 3.6000
		Purchased put option		2.9430		
	Total		642			
TOTAL II half of 2009			642			
I half of 2010	Collar	Sold call option	120	4.4025	-	3.2000 participation restricted to 4.4025
		Purchased put option		3.2000		
	Collar	Sold call option	60	4.3006	(0.10)	3.2000 participation restricted to 4.3006
		Purchased put option		3.3000		
	Total		180			
II half of 2010	Collar	Sold call option	120	4.4025	-	3.2000 participation restricted to 4.4025
		Purchased put option		3.2000		
	Collar	Sold call option	60	4.3006	(0.10)	3.2000 participation restricted to 4.3006
		Purchased put option		3.3000		
	Total		180			
TOTAL 2010			360			

34.1.8 Impact of derivatives on the statement of financial position of the Group

As at 30 June 2009, the fair value of open positions in derivative instruments amounted to PLN 239 244 thousand, of which PLN 299 055 thousand relate to financial assets and PLN 59 811 thousand relate to financial liabilities.

Derivative instruments whose date of settlement was 2 July 2009 were measured at fair value in the amount of PLN 38 264 thousand and accounted for in trade and other receivables as receivables due to unsettled derivative instruments (Note 13).

Other information concerning derivatives is presented in Note 12 Derivative instruments and in Note 33.2 Fair value.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.9. Impact of derivatives on the Group's profit or loss and equity

In the first half of 2009, the result on derivative instruments amounted to PLN 378 532 thousand. The effective portion of the change in the fair value of hedging instruments that was transferred from equity to sales for the period amounted to PLN 487 548 thousand. Other operating costs arising from the measurement of derivative instruments amounted to PLN 91 667 thousand and from the realisation of derivative instruments, PLN 17 348 thousand. Adjustment to other operating costs arising from the measurement of derivative instruments results mainly from changes of the time value of options, which will be settled in the future periods. Due to the hedge accounting principles applied, the change in the time value of options is not recognised in the equity.

The impact of derivative instruments on the profit or loss of the current and comparable periods is presented below:

	For the period	
	from 1 January 2009 to 30 June 2009	**from 1 January 2008 to 30 June 2008**
Impact on sales	**487 548**	**4 214**
Impact on other operating costs	**(109 015)**	**(162 989)**
Losses from realisation of derivative instruments	(17 348)	(7 055)
Losses from measurement of derivative instruments	(91 667)	(155 934)
Total impact of derivative instruments on profit or loss:	**378 532**	**(158 775)**

The value of adjustment to the other operating cost of the Parent Entity for the first half of 2009 due to the ineffective portion of cash flow hedges amounted to PLN 105 170 thousand (in the first half of 2008: PLN 168 365 thousand), of which PLN 84 678 thousand is a loss on measurement of hedging instruments (in the first half of 2008: PLN 156 461 thousand) and PLN 20 492 thousand is a loss on the realisation of the ineffective portion of hedging instruments (in the first half of 2008: PLN 11 904 thousand).

The Parent Entity accounts for cash flow hedging instruments according to the principles presented in note 2.2.5.7 of "Main accounting policies". Those principles require recognition in equity of the effective portion of the change in the fair value of hedging transactions during the period in which these transactions are designated as a hedge of future cash flows. The amounts accumulated in equity are subsequently transferred to profit or loss in the period in which the hedged transaction is settled.

The effectiveness of hedging instruments used by the Parent Entity during the period is evaluated and measured by comparing the changes in the forward prices of hedged items with the changes in the prices of forward contracts or – in the case of options - the changes in the intrinsic value of options.
The tables below present the balances and movements in equity resulting from the transfer of effective portion of the gain or loss from changes in the fair value of derivative instruments designated as hedging instruments in cash flow hedges:

AMOUNTS RECOGNISED IN EQUITY	**At**	
	30 June 2009	**31 December 2008**
Accumulated other comprehensive income – commodity price risk hedging transactions (copper and silver) – derivatives	**7**	**627 757**
Accumulated other comprehensive income – currency risk hedging transactions - derivatives	**2 555**	**-**
Total accumulated other comprehensive income - financial instruments hedging future cash flows (excluding the deferred tax effects)	**2 562**	**627 757**

Gains or (losses) on derivative instruments hedging future cash flows recognised directly in equity	**from 1 January 2009 to 30 June 2009**	**For the period from 1 January 2008 to 31 December 2008**	**from 1 January 2008 to 30 June 2008**
Accumulated gain or (loss) achieved on financial instruments hedging future cash flows at the beginning of the financial period	**627 757**	**9 895**	**9 895**
Amount recognised in equity in the reporting period due to hedging transactions	(137 647)	1 197 853	2 119
Amount transferred from equity to revenues from sales in the income statement in the financial period	(487 548)	(579 991)	(4 214)
Accumulated in equity gain or loss achieved on derivative instruments hedging future cash flows at the end of the financial period (excluding the deferred tax effects)	**2 562**	**627 757**	**7 800**

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.10. Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk

The Group identifies the following major market risks to which it is exposed:

- Commodity Risk,
- Currency Risk,
- Interest Rate Risk.

Currently the Group is mainly exposed to the risk of changes in copper and silver prices and changes in the USD/PLN and EUR/PLN currency exchange rates.

For sensitivity analysis of commodity risk factors (copper and silver) the mean reverting Schwartz model (the geometrical Ornstein-Uhlenbeck process) is used, while the Black-Scholes model (the geometrical Brownian motion) is used for the USD/PLN and EUR/PLN exchange rates. Quantiles from the model at the levels of 5% and 95% have been used as potential changes in a half-year time horizon. Commodity models have been calibrated to historical prices adjusted for the effects of the PPI inflation index in the USA, while currency models have been calibrated to the current structure of forward interest rates.

Potential changes in prices and currency rates have been presented in terms of percentages of the prices and currency rates used in the fair value measurement of financial instruments at the balance sheet date. Following is a sensitivity analysis for each significant type of market risk to which the Group was exposed at the balance sheet date, showing what the impact would be on the profit for the period and equity of potential changes in specific risk factors divided by classes of financial assets and financial liabilities.

Scope of historical data (daily data):

- for copper: 01 January 1978 to 30 June 2009 – settlement prices
- for silver: 01 January 1978 to 30 June 2009 – fixing prices
- for USD/PLN and EUR/PLN exchange rates: 01 January 2000 to 30 June 2009 – fixing NBP.

The parameters of the Schwartz model were calibrated by the method of highest reliability to real historical prices (adjusted by the PPI inflation index in the USA for Cu and Ag). The trend in the Black-Scholes model (currencies) was calibrated to the current structure of forward interest rates, while variability is the exponentially weighted historical variability.
Potential price changes at the balance sheet date:

30 June 2009	Copper	Silver	USD/PLN	EUR/PLN
SPOT / FIX	4948.75	13.94	3.1733	4.4696
DOWN 95%	2 915	8.50	2.2256	3.5203
	-41%	-39%	-30%	-21%
UP 95%	7 869	21.93	4.2968	5.5975
	59%	57%	35%	25%

30 June 2008	Copper	Silver	USD/PLN	EUR/PLN
SPOT / FIX	8 693	17.65	2.1194	3.3542
DOWN 95%	6 350	11.66	1.8906	3.1774
	-27%	-34%	-11%	-5%
UP 95%	10 775	24.93	2.4006	3.5790
	24%	41%	13%	7%

In analysing the sensitivity of the item "Derivatives – Currency" and "Derivatives – Commodity contracts- Metals" it should be noted that the Parent Entity holds a position in derivative instruments hedging future cash flows from the sale of copper and silver. It should also be noted that the Parent Entity is exposed to risk in respect of the planned volume of copper and silver sales from its own production, adjusted by its position in hedging instruments.

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.10 Sensitivity analysis of KGHM Polska Miedź S.A. Group exposure to market risk

Currency structure of financial instruments exposed to market risk at 30 June 2009

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK Currency structure		
	['000 PLN]	['000 USD]	['000 EUR]
Shares and participation units in investment funds	10 676	3 364	-
Trade receivables (net)	485 616	82 665	49 959
Cash and cash equivalents and deposits	724 890	134 960	66 364
Other financial assets (net)	40 384	12 083	457
Derivatives - Currency	82 020	not applicable	not applicable
Derivatives – Commodity contracts - Metals	157 224	49 546	-
Trade payables	(77 070)	(9 149)	(10 747)
Bank and other loans	(1 646)	-	(368)
Other financial liabilities	(48 573)	(4 402)	(7 742)

Currency structure of financial instruments exposed to market risk at 30 June 2008

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK Currency structure		
	['000 PLN]	['000 USD]	['000 EUR]
Shares and participation units in investment funds	7 964	3 758	-
Trade receivables (net)	397 422	137 076	31 871
Cash and cash equivalents and deposits	876 327	157 357	161 834
Other financial assets (net)	1 247	325	166
Derivatives - Currency	380	not applicable	not applicable
Derivatives – Commodity contracts - Metals	24 142	11 391	-
Trade payables	(76 756)	(26 757)	(5 977)
Other financial liabilities	(27 668)	(289)	(8 066)

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.10 Sensitivity analysis of the KGHM Polska Miedź S.A. Group exposure to market risk (continuation)

SENSITIVITY ANALYSIS AS AT 30 June 2009

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	30.06.2009 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			4.30 +35%		2.23 - 30%		5.60 +25%		3.52 - 21%		7 869 +59%		2 915 - 41%		21.93 +57%		8.50 -39%	
	[in '000 PLN]	[in '000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Shares and participation units in investment funds	10 676	10 676	3 062		(2 583)													
Trade receivables (net)	485 616	969 965	75 228		(63 457)		45 642		(38 415)									
Cash and cash equivalents and deposits	724 890	2 651 257	122 818		(103 600)		60 630		(51 030)									
Other financial assets (net)	40 384	289 625	10 996		(9 275)		417		(351)									
Derivatives - Currency	82 020	82 020	(155 287)	(252 708)	(71 551)	572 933	(2 968)		2 543									
Derivatives - Commodity contracts - Metals	157 224	157 224	45 266	2	(38 183)	(2)					(213 039)	(220 317)	(12 329)	512 675	(18 543)	(6)	(20 399)	93 392
Trade payables	(77 070)	(549 693)	(8 326)		7 023		(9 819)		8 264									
Bank and other loans	(1 646)	(251 097)					(336)		283									
Other financial liabilities	(48 573)	(24 426 711)	(4 006)		3 379		(7 073)		5 953									
IMPACT ON INCOME STATEMENT			89 751		(278 247)		86 493		(72 753)		(213 039)		(12 329)		(18 543)		(20 399)	
IMPACT ON EQUITY				(252 706)		572 931						(220 317)		512 675		(6)		93 [illegible]

34. Financial risk management (continuation)

34.1 Market risk (continuation)

34.1.10 Sensitivity analysis of the KGHM Polska Miedź S.A. Group exposure to market risk (continuation)

SENSITIVITY ANALYSIS AS AT 30 June 2008

FINANCIAL ASSETS AND LIABILITIES	VALUE AT RISK	30.06.2008 CARRYING AMOUNT	CURRENCY RISK								COMMODITY RISK							
			USD/PLN				EUR/PLN				COPPER PRICES [USD/t]				SILVER PRICES [USD/troz]			
			2.40 +13%		1.89 - 11%		3.58 +7%		3.18 - 5%		10 775 +24%		6 350 - 27%		24.93 +41%		11.66 -34%	
	[in '000 PLN]	[in '000 PLN]	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity	P&L	Equity
Shares and participation units in investment funds	7 964	108 587	856		(696)													
Trade receivables (net)	397 422	1 005 155	31 222		(25 404)		5 783		(4 548)									
Cash and cash equivalents and deposits	876 327	2 971 777	35 842		(29 163)		29 468		(23 176)									
Other financial assets (net)	1 247	160 424	74		(60)		28		(22)									
Derivatives - Currency	380	380	(1 529)	-	1 244	-	(728)	-	573	-								
Derivatives – Commodity contracts - Metals	24 142	24 142	2 385	210	(1 940)	(171)					(9 334)	1 771	60 617	11 878	(4 105)	-	26 590	2 601
Trade payables	(76 756)	(657 912)	(6 095)		4 959		(1 088)		856									
Other financial liabilities	(27 668)	(1 952 421)	(66)		54		(1 469)		1 155									
IMPACT ON INCOME STATEMENT			64 237		(52 265)		32 722		(25 735)		(9 334)		60 617		(4 105)		26 590	
IMPACT ON EQUITY				210		(171)		-		-		1 771		11 878		-		2 60[illegible]

EXEMPTION NUMBER : 82-4639

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.2 Liquidity risk and capital management

The Group is exposed to financial liquidity risk, where financial liquidity is understood as the ability to settle financial liabilities on time.

In the first half of 2009, as well as in the comparable period, due to positive operating cash flow and the significant amount of cash and cash equivalents balances, the *Group companies barely used external sources of financing.*

The procedures for investing free cash resources are contingent on the maturity of liabilities in terms of limiting the maximum liquidity risk.

Should market conditions deteriorate and the necessity arises for additional financing of activities or the refinancing of its debt from external sources (borrowings or buyer's credit), the probability would exist of an increased liquidity risk.

Contractual maturities for financial liabilities as at 30 June 2009

Financial liabilities	Contractual maturities from the balance sheet date: Up to 3 months	3-12 months	1-3 years	3-5 years	Over 5 years	Total (without discounting)	Carrying amount
Trade payables	534 153	2 540	12 126	1 087	4	**549 910**	**549 693**
Loans, including bank loans	39 916	139 590	38 594	22 940	37 382	**278 422**	**251 097**
Derivatives – Currency contracts	351	691	-	-	-	**1 042**	**23 581**
Derivatives – Commodity contracts - Metals	-	-	-	-	-	**-**	**36 230**
Other financial liabilities	2 370 264	20 686	19 734	13 820	7 546	**2 432 050**	**2 426 711**
Total financial liabilities by maturity	**2 944 684**	**163 507**	**70 454**	**37 847**	**44 932**	**3 261 424**	

Contractual maturities for financial liabilities as at 31 December 2008

Financial liabilities	Contractual maturities from the balance sheet date: Up to 3 months	3-12 months	1-3 years	3-5 years	Over 5 years	Total (without discounting)	Carrying amount
Trade payables	763 482	3 106	17 650	1 014	518	**785 770**	**785 527**
Loans, including bank loans	62 561	131 796	35 705	23 254	22 993	**276 309**	**258 705**
Derivatives - Currency	529	630	-	-	-	**1 159**	**1 159**
Derivatives – Commodity contracts - Metals	-	3 771	-	-	-	**3 771**	**3 771**
Other financial liabilities	87 273	23 033	18 155	14 685	10 915	**154 061**	**148 478**
Total financial liabilities by maturity	**913 845**	**162 336**	**71 510**	**38 953**	**34 426**	**1 221 070**	

Financial liabilities arising from derivatives are their intrinsic values, excluding the effects of discounting.

As at 30 June 2009 the Group had overdraft facilities in the amount of PLN 127 600 thousand (as at 31 December 2008 : PLN 103 100 thousand).

As at 30 June 2009 unused overdraft facilities amounted to PLN 81 154 thousand (as at 31 December 2008 : PLN 74 520 thousand).

The Group manages its capital in order to maintain the capacity to continue its operations, including the realisation of planned investments, in a manner enabling it to generate returns for the shareholders and benefits to other stakeholders.

In accordance with market practice, the Group monitors its capital, among others based on the *equity ratio* and the *ratio of Debt/EBITDA*. The *equity ratio* is calculated as the relation of net assets (equity less intangible assets) to total assets.

The ratio of *Debt/EBITDA* is calculated as the relation of borrowings and finance lease liabilities to EBITDA (operating profit plus depreciation/amortisation).

In order to maintain financial liquidity and the capacity to acquire external financing at a reasonable cost, the Group assumes that the *equity ratio* shall be maintained at a level of not less than 0.5, and the *ratio of Debt/EBITDA* at a level of up to 2.0.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.2 Liquidity risk and capital management (continuation)

The above ratios at 30 June 2009, 31 December 2008 and 30 June 2008 are presented below:

	At		
	30 June 2009	**31 December 2008**	**30 June 2008**
Equity	9 415 800	10 982 865	9 416 367
Less: intangible assets	151 197	151 581	118 047
Net assets	9 264 603	10 830 143	9 298 320
Total assets	15 471 974	15 000 105	14 865 282
Equity ratio	**0.60**	**0.72**	**0.63**
Operating profit	1 458 571	3 186 362	1 963 628
Plus: depreciation/amortisation	362 493	681 367	330 421
EBITDA	1 821 064	3 867 729	2 294 049
Borrowings and finance lease liabilities	283 973	290 978	264 921
Ratio of Debt/EBITDA*	**0.078**	**0.075**	**0.058**

* for half-year periods, EBITDA is statistically annualised

Due to the low level of debt of the Group as at 30 June 2009, the *ratio of Debt/EBITDA* was at a safe level and amounted to 0.078.

Meanwhile the equity ratio was above the assumed minimum level and amounted to 0.60 at 30 June 2009.

In the first half of 2009 and in 2008 there were no external capital requirements imposed on the Parent Entity.

34.3 Credit risk

Credit risk is defined as the risk that counterparties of the Group will not be able to meet their contractual obligations. Exposure to credit risk is related to three main areas:

- The creditworthiness of the customers with whom physical sale transactions are undertaken,
- The creditworthiness of the financial institutions (banks/brokers) with whom, or through whom, hedging transactions are undertaken,
- The creditworthiness of the entities in which investments are made, or whose securities are purchased.

Financial instruments for which credit risk exposure with different characteristics from those mentioned above arises, are as follows:

- Cash and cash equivalents and deposits,
- Derivative instruments,
- Trade receivables,
- Loans granted,
- Debt securities and participation units in investment funds,
- Guaranties granted.

34.3.1 Credit risk related to cash and cash equivalents and deposits

All entities with which deposit transactions are entered into operate in the financial sector. These are solely banks registered in Poland or operating in Poland as branches of foreign banks, which belong to European and American financial institutions for the most part with the medium - high[2] credit ratings, appropriate level of equity and strong, stable market position. The maximum exposure of the Group to a single bank in respect of cash and cash equivalents amounts to 23% as at 30 June 2009.

Given the above as well as the short-term nature of those investments, the credit risk associated with cash and cash equivalents and deposits is estimated as low.

[2] By medium-high rating is meant a rating from A+ to A- as determined by Standard & Poor's and Fitch, and from A1 to A3 as determined by Moodys.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.3 Credit risk (continuation)

34.3.2 Credit risk related to derivative instruments

All entities with which derivative transactions are entered into operate in the financial sector. These are financial institutions (mainly banks), with the highest[3] (31.8%), medium - high[4] (50.0%) or medium[5] (18.2%) credit ratings. They have appropriate level of equity and strong and stable market position. The maximum exposure of the Group to a single entity in respect of derivative instruments amounts to 11.5 %.

Fair value of derivative instruments hedging metal prices and exchange rates entered into by the Group at 30 June 2009 amounted to [6]:

PLN 277 508 thousand (positive balance on the measurement of hedging transactions), of which:
PLN 59 811 thousand represent financial liabilities (note 12),
PLN 337 319 thousand represent financial assets (notes 12,13).

Due to geographical and institutional diversification and cooperation with financial institutions having a high credit rating, the Group is not materially exposed to credit risk due to derivatives.

The Parent Entity has entered into framework agreements on the net settlement of hedging transactions in order to reduce cash flows and the credit risk to the level of positive fair value of hedging transactions with the given counterparty.

34.3.3 Credit risk related to trade and other financial receivables

Companies of the Group have been cooperating for many years with a number of geographically diversified clients. The vast majority of sales goes to EU countries, including Poland.

Geographical concentration of credit risk of the Group for trade receivables arising from sales of copper and silver:

	At					
	30 June 2009			31 December 2008		
	Poland	EU (excl. Poland)	Other Countries	Poland	EU (excl. Poland)	Other Countries
Trade receivables from sales of copper and silver	64.72%	21.99%	13.29%	55.11%	32.84%	12.05%

The Group makes the majority of its sales transactions based on prepayments. The Parent Entity monitors the creditworthiness of all its customers on an on-going basis, in particular those to whom the buyer's credit has been granted. Buyer's credit is only provided to proven, long-term customers, while sales of products to new customers are always 100% secured. The Group has secured the majority of its receivables by promissory notes[7], frozen funds on bank accounts, registered pledge[8], bank guarantees and documentary collection. In addition, the majority of contracts where customers are provided with a buyer's credit contain an ownership rights reservation clause confirmed by a date certain[9]. To reduce the risk of insolvency by its customers, the Parent Entity has entered into a receivables insurance contract, which covers receivables from entities with buyer's credit which have not provided strong collateral. Taking into account the collateral held and the credit limits received from the insurance company, at 30 June 2009 the Parent Entity has secured 61% of its trade receivables.

The total value of the Group's trade receivables as at 30 June 2009, excluding the fair value of collaterals, in respect of which the Group may be exposed to credit risk, amounts to PLN 969 965 thousand (at 31 December 2008: PLN 725 700 thousand).

---

[3] By highest rating is meant a rating from AAA to AA- as determined by Standard & Poor's and Fitch, and from Aaa to Aa3 as determined by Moodys.
[4] By medium-high rating is meant a rating from A+ to A- as determined by Standard & Poor's and Fitch, and from A1 to A3 as determined by Moodys.
[5] By medium rating is meant a rating from BBB+ to BBB- as determined by Standard & Poor's and Fitch, and from Baa1 to Baa3 as determined by Moodys.
[6] The measurement of transactions also includes the measurement of both open positions as well as transactions which were settled on 2 July 2009, which were recognised in the Group's balance sheet under other financial receivables (Note 13).
[7] In order to speed up any potential collection of receivables, each promissory note is accompanied by a notarial enforcement declaration.
[8] At the balance sheet date the Company held pledges on aggregate tangible assets or rights representing an organisational whole, whose elements (variable) are recognised in a customer's trade accounts.
[9] A trade contract clause officially certified by a notary means that the ownership of goods is transferred to the buyer only upon payment, regardless of their physical delivery.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.3. Credit risk (continuation)

34.3.3 Credit risk related to trade and other financial receivables (continuation)

The concentration of credit risk in the Parent Entity results from the fact that key clients are allowed extended terms of payment. Consequently, at 30 June 2009 the balance of receivables of the Group from 7 of the Parent Entity's largest clients, calculated as a percentage of trade receivables at the balance sheet date, represents 64% of the balance of trade receivables (at 31 December 2008: 55%). Despite this concentration of receivables from key clients (most of whom operate in the European Union), the Parent Entity believes that, given the available historical data as well as long-lasting history of cooperation, the level of credit risk is low.

Due to lack of data, the risk related to derivative transactions entered into by customers is not reflected in the measurement of credit risk.

The following Group companies have significant trade receivables: DIALOG S.A. PLN 75 801 thousand, KGHM Metraco S.A. PLN 34 973 thousand, KGHM Ecoren S.A. PLN 31 468 thousand, KGHM Kupferhandelsges.m.b.H. PLN 21 607 thousand, Walcownia Metali Nieżelaznych spółka z o. o. PLN 12 393 thousand, POL-MIEDŹ TRANS Sp. z o.o. PLN 8 181 thousand.

These Group companies operate in various economic sectors, such as transport, construction, trade, industrial production and telecom services, and consequently there is no concentration of credit risk in any sector. The companies of the Group, with the exception of the Parent Entity, do not enter into framework agreements of a net settlement in order to reduce exposure to credit risk, although in situations where the given entity recognises both receivables and liabilities with the same client, in practice net settlement is applied, as long as both parties accept such settlement. Due to the extensive volatility in the level of net settlement on particular balance sheet days, it is difficult in practice to determine a representative amount of such compensation.

The KGHM Polska Miedź S.A. Group believes that the maximum amount of exposure of the Group to credit risk at the balance sheet date approximates the amount of the balance of trade receivables, without taking into account the fair value of any collateral. Nevertheless, the real risk that there will be no cash inflow to the Group due to trade receivables is low.

34.3.4 Credit risk related to loans granted

At 30 June 2009 the carrying amount of loans granted was PLN 0 (at 31 December 2008 PLN 100 thousand). The balance is composed of loans granted to the following entities:

- KGHM CONGO S.P.R.L. in the gross amount of PLN 2 643 thousand. Due to the arising of a high level of credit risk, at 31 March 2009 an impairment loss was recognised for the entire amout of the loan in the amount of PLN 2 643 thousand. Due to actions taken towards recovery of the impaired receivables, an agreement was signed surrendering the receivables of KGHM CONGO S.P.R.L. to the Parent Entity. In June 2009 partial repayment of the receivables subject to this agreement was made in the amount of PLN 796 thousand.
- VIVID S.A. in the gross amount of PLN 3 124 thousand. In July 2008, due to the probability that the loan would not be repaid, an impairment loss was recognised in the amount of PLN 2 780 thousand. In September 2008 the bankruptcy of the company was announced, and a further impairment loss was recognised bringing the amount of the loan to 0 in the amount of PLN 344 thousand.
- MILLENNIUM COMMUNICATIONS S.A. in the gross amount of PLN 307 thousand. Due to the announcement of bankruptcy by the company in 2007, an impairment loss was recognised against the amount of the loan of PLN 307 thousand. In March 2009 the debtor repaid PLN 4 thousand of the receivables.

34.3.5 Credit risk related to investments in debt securities and participation units in investment funds

The Group did not invest its free cash resources in corporate bonds issued and did not purchase participation units investment funds in the first half of 2009.

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.3 Credit risk (continuation)

34.3.6 Other information related to credit risk

Aging analysis of financial assets overdue as at balance sheet date, for which no impairment loss has been recognised

At 30 June 2009

	Value	Up to 1 month	From 1 to 3 months	From 3 to 6 months	From 6 to 12 months	Over 1 year
Trade receivables	**45 562**	28 439	4 501	11 647	946	29
Other financial receivables	**329**	199	4	29	93	4

At 31 December 2008

	Value	*Up to 1 month*	*From 1 to 3 months*	*From 3 to 6 months*	*From 6 to 12 months*	*Over 1 year*
Trade receivables	**97 849**	90 212	5 847	368	326	1 096
Other financial receivables	**847**	526	283	34	1	3

The Group analyses receivables primarily on an individual basis in terms of the indication and recognition of impairment allowance. Significant indicators are described in note 2.2.5.5.

Changes in allowances for impairment of financial assets by asset classes are presented in the table below:

a) trade receivables (category: loans and financial receivables)

		For the period	
	1 January 2009 to 30 June 2009	**1 January 2008 to 31 December 2008**	**1 January 2008 to 30 June 2008**
Impairment allowance at the beginning of the period	**54 687**	**55 184**	**55 184**
Increase due to obtaining control of a subsidiary	-	1 498	-
Impairment allowance recognised in profit or loss	29 814	22 992	9 407
Impairment allowance reversed through profit or loss	(4 485)	(16 124)	(6 542)
Impairment allowance on foreign exchange differences	2 776	2 381	(934)
Impairment allowance utilised during the period	(1 968)	(10 730)	(5 155)
Impairment allowance recognised/(reversed) on costs of legal proceedings	6	(494)	16
Decrease due to loss of control of a subsidiary	(211)	(20)	-
Impairment allowance at the end of the period	**80 619**	**54 687**	**51 976**

b) other financial assets (category: loans and financial receivables)

		For the period	
	1 January 2009 to 30 June 2009	**1 January 2008 to 31 December 2008**	**1 January 2008 to 30 June 2008**
Impairment allowance at the beginning of the period	**10 252**	**4 439**	**4 439**
Impairment allowance recognised in profit or loss	3 082	6 427	33
Impairment allowance reversed through profit or loss	(703)	(139)	(11)
Impairment allowance on foreign exchange differences	151	-	-
Impairment allowance utilised during the period	(138)	(563)	(98)
Impairment allowance on costs of legal proceedings	-	88	6
Impairment allowance at the end of the period	**12 644**	**10 252**	**4 369**

(amounts in tables in thousand PLN, unless otherwise stated)

34. Financial risk management (continuation)

34.3 Credit risk (continuation)

34.3.6 Other information related to credit risk (continuation)

c) debt securities (category: available-for-sale financial assets)

		For the period	
	1 January 2009 to 30 June 2009	1 January 2008 to 31 December 2008	1 January 2008 to 30 June 2008
Impairment allowance at the beginning of the period	**248**	**549**	**549**
Impairment allowance recognised in profit or loss	-	45	-
Impairment allowance reversed through profit or loss	-	(78)	(78)
Impairment allowance utilised during the period	(248)	(268)	-
Impairment allowance at the end of the period	**-**	**248**	**471**

35. Share of profits/losses of associates accounted for using the equity method

	For the period	
	1 January 2009 to 30 June 2009	1 January 2008 to 30 June 2008
Share of profits of associates	144 587	152 524
TOTAL	**144 587**	**152 524**

36. Income tax

		For the period	
Income tax	**Note**	1 January 2009 to 30 June 2009	1 January 2008 to 30 June 2008
Current income tax		298 365	373 644
Deferred income tax	22	(18 380)	5 651
Adjustments to income tax from prior periods		6 277	(7 014)
Total		**286 262**	**372 281**

The tax on the Group's profit before tax differs in the following manner from the theoretical amount that would arise if the theoretical tax rate was applied, as a sum of profits before tax, multiplied by the income tax rate of the home country of each company and then divided by profit before tax.

	For the period	
	1 January 2009 to 30 June 2009	1 January 2008 to 30 June 2008
Profit before tax	1 577 321	2 091 440
Tax calculated using the domestic rates applicable to incomes in individual countries is 19.01% (first half of 2008: 19.05%)	299 793	398 416
Non-taxable income	(68 091)	(56 416)
Expenses not deductible for tax purposes	39 088	33 658
Utilisation of previously-unrecognised tax losses	(353)	(481)
Tax losses on which deferred tax assets were not recognised	2 704	3 939
Deductible temporary differences on which deferred tax assets were not recognised	6 844	179
Adjustments to income tax from prior periods	6 277	(7 014)
Income tax expense the average income tax rate applied was 18.15% (first half of 2008: 17.80%)	**286 262**	**372 281**

37. Earnings per share

	For the period 1 January 2009 to 30 June 2009	For the period 1 January 2008 to 30 June 2008
Profit attributable to shareholders of the Parent Entity	1 291 159	1 719 410
Weighted average number of ordinary shares ('000)	200 000	200 000
Basic/diluted earnings per share (PLN/share)	6.46	8.60

There are no dilutive potential ordinary shares.

38. Dividend paid and proposed for payment

In accordance with Resolution No. 5/2009 of the Ordinary General Meeting of KGHM Polska Miedź S.A. dated 16 June 2009 regarding the appropriation of Parent Entity profit for financial year 2008 and setting of the right to dividend date and dividend payment date, the amount of PLN 2 336 000 thousand, representing PLN 11.68 per share, was allocated as a shareholders dividend from profit for financial year 2008.
The right to dividend date was set at 16 July 2009, and dividend payment dates: at 6 August 2009 in the amount of PLN 1 432 000 thousand, i.e. PLN 7.16 per share, and at 6 November 2009 in the amount of PLN 904 000 thousand, i.e. PLN 4.52 per share.
All shares of the Parent Entity are ordinary shares.

39. Notes to the statement of cash flows

Adjustments to profit for the period

	For the period 1 January 2009 to 30 June 2009	For the period 1 January 2008 to 30 June 2008
Income tax from the income statement	286 262	372 281
Depreciation/amortisation	362 493	330 421
Losses on sales of property, plant and equipment and intangible assets	8 901	1 820
Gains from loss of control over a subsidiary and gains on sale of available-for-sale financial assets and held-to-maturity investments	(28 957)	(422)
Impairment losses on property, plant and equipment, intangible assets assets under construction and loans	5 065	2 378
Share of profits of associates accounted for using the equity method	(144 587)	(152 524)
Interest and share in profits (dividends)	2 034	6 214
Foreign exchange losses	18 251	1 632
Change in provisions	30 579	18 072
Change in derivative instruments	(151 740)	70 977
Other adjustments	40 538	3 660
Changes in working capital:	(202 739)	(432 504)
Inventories	(232 223)	(118 196)
Trade and other receivables	104 556	(388 873)
Trade and other payables	(75 072)	74 565
Adjustments to profit for the period	**226 100**	**222 005**

Proceeds from sales of property, plant and equipment and intangible assets

	For the period 1 January 2009 to 30 June 2009	For the period 1 January 2008 to 30 June 2008
Net carrying amount of sold property, plant and equipment and intangible assets and costs related to disposal	18 801	13 027
Losses on sales of property, plant and equipment and intangible assets	(8 901)	(1 820)
Change in receivables due to sales	(628)	(1 978)
Capitalised gains from the disposal of property, plant and equipment and intangible assets	(338)	(569)
Proceeds from sales of property, plant and equipment and intangible assets	**8 934**	**8 660**

(amounts in tables in thousand PLN, unless otherwise stated)

40. Related party transactions

As the Polish State Treasury has control over KGHM Polska Miedź S.A., the State Treasury Companies (see the list of Companies at 31 December 2008) meet the definition of related entities. Turnover and balances with these entities have been reflected in the information presented in this note, in those items respecting other related entities.

	For the period from 1 January 2009 to 30 June 2009		
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Other transactions**
- to associates	1 981	17	10
- to other related entities*	26 454	8 873	65
Total sales to related entities	**28 435**	**8 890**	**75**

During the period from 1 January to 30 June 2009, no sales of property, plant and equipment, intangible assets and investment property to related entities of the Group were reported.

*State Treasury subsidiaries from which the KGHM Polska Miedź S.A. Group earned revenues (5 largest items) during the period from 1 January to 30 June 2009:

1. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	12 973
2. Fabryka Przewodów Energetycznych S.A.	9 546
3. CENTROZŁOM WROCŁAW S.A.	4 181
4. Zakłady Chemiczne "POLICE" S.A.	2 962
5. Zakłady Górniczo-Hutnicze "BOLESŁAW" S.A.	1 803

Sales to the above-mentioned entities represent around 89% of sales to the State Treasury subsidiaries. The remaining 11% represent revenues earned from 95 entities – the remaining clients of the Group related to the State Treasury.

	For the period from 1 January 2008 to 30 June 2008		
Sales to related entities	**Sales of products**	**Sales of goods for resale and materials**	**Other transactions**
- to associates	1 398	105	10
- to other related entities	27 542	20 125	6
Total sales to related entities	**28 940**	**20 230**	**16**

(amounts in tables in thousand PLN, unless otherwise stated)

40. Related party transactions (continuation)

Purchases from related entities	For the period from 1 January 2009 to 30 June 2009: Purchase of services	Purchase of goods for resale and materials	Purchase of property, plant and equipment, intangible assets, investment property	Other transactions
- from associates	6 995	31	17	-
- from other related entities*	266 945	167 521	3 672	1 259
Total purchases from related entities	**273 940**	**167 552**	**3 689**	**1 259**

*State Treasury subsidiaries from which the KGHM Polska Miedź S.A. Group made purchases (5 largest items) during the period from 1 January to 30 June 2009:

1. EnergiaPro GRUPA TAURON S.A.	270 206
2. EnergiaPro Koncern Energetyczny S.A.	66 873
3. Polskie Górnictwo Naftowe i Gazownictwo S.A.	51 385
4. NITROERG S.A.	19 830
5. PPUP Poczta Polska	4 501

Purchases from the above-mentioned entities represent around 97% of purchases from the State Treasury subsidiaries. The remaining 3% represent purchases from 71 entities - the remaining clients of the Group related to the State Treasury.

Purchases from related entities	For the period from 1 January 2008 to 30 June 2008: Purchase of services	Purchase of goods for resale and materials	Purchase of property, plant and equipment, intangible assets, investment property	Other transactions
- from associates	19 810	7 643	19	-
- from other related entities	320 418	51 432	5 629	1 490
Total purchases from related entities	**340 228**	**59 075**	**5 648**	**1 490**

Remuneration of the Supervisory Board of the Parent Entity	For the period: from 1 January 2009 to 30 June 2009	from 1 January 2008 to 30 June 2008
Remuneration due to service in the Supervisory Board, wages and other current employee benefits	659	728
Total	**659**	**728**

Remuneration of the Management Board of the Parent Entity	For the period: from 1 January 2009 to 30 June 2009	from 1 January 2008 to 30 June 2008
Wages and other current employee benefits	1 036	2 255
Benefits due to termination of the employment relationship	410	391
Total	**1 446**	**2 646**

(amounts in tables in thousand PLN, unless otherwise stated)

40. Related party transactions (continuation)

	At	
Trade receivables from related entities	**30 June 2009**	**31 December 2008**
- from associates	792	739
- from other related entities*	10 936	13 476
Total receivables from related entities	**11 728**	**14 215**

*State Treasury subsidiaries from whom the KGHM Polska Miedź S.A. Group at 30 June 2009 had receivables balance due to sales (5 largest items):

1. Wojewódzkie Przedsiębiorstwo Energetyki Cieplnej w Legnicy S.A.	1 453
2. Polskie Górnictwo Naftowe i Gazownictwo S.A.	1 312
3. Huta "Będzin" S.A.	862
4. Zakłady Górniczo-Hutnicze "BOLESŁAW" S.A.	855
5. Zakłady Chemiczne "POLICE" S.A.	830

Receivables from the above-mentioned entities represent around 72% of receivables from sales to the State Treasury subsidiaries. The remaining 28% represent receivables from sales earned from 88 entities - the remaining clients of the Group related to the State Treasury.

The amount of the allowance for impairment of receivables from related entities at the balance sheet date and the amount of the allowance concerning related entities taken to profit or loss during the period is insignificant from the point of view of the consolidated financial statements.

	At	
Trade payables towards related entities	**30 June 2009**	**31 December 2008**
- towards associates	417	2 176
- towards other related entities *	63 375	70 430
Total liabilities towards related entities	**63 792**	**72 606**

*State Treasury subsidiaries towards which the KGHM Polska Miedź S.A. Group at 30 June 2009 recognised trade payables (5 largest items):

1. EnergiaPro Gigawat Sp. z o.o. (GRUPA TAURON S.A.)	44 021
2. NITROERG S.A.	4 468
3. EnergiaPro Koncern Energetyczny S.A.	4 298
4. Polskie Górnictwo Naftowe i Gazownictwo S.A.	1 330
5. "Stomil-Poznań" S.A.	984

Liabilities towards the above-mentioned entities represent around 95% of liabilities due to purchases from the State Treasury subsidiaries. The remaining 5% represent liabilities towards 40 entities - the remaining clients of the Group related to the State Treasury.

In addition, entities of the KGHM Polska Miedź S.A Group make with the State Treasury settlements in respect of various types of taxes and charges. These transactions have been described in other notes of the financial statements.

	At	
	30 June 2009	**31 December 2008**
Guarantees received:	**4**	**-**
- from other related entities	4	-
Guarantees granted to:	**12**	**12**
- other related entities	12	12

(amounts in tables in thousand PLN, unless otherwise stated)

41. Off-balance sheet liabilities due to operating leases

Entities of the Group have entered into operating leases agreements related to the rental of office space, space serving radio and cable networks, mining machinery, vehicles and medical and IT equipment.

Total value of future minimum payments	At 30 June 2009	At 31 December 2008
Up to one year	22 309	17 550
From one to five years	48 780	32 834
Over five years	10 678	9 462
Total:	**81 767**	**59 846**

Lease payments recognised in profit or loss	For the period 1 January 2009 to 30 June 2009	For the period 1 January 2008 to 31 December 2008
Value of minimum lease payments	18 459	36 380

42. Contingent items and other off-balance sheet items

	At 30 June 2009	At 31 December 2008
Contingent receivables	**56 747**	**54 408**
- contested State Budget issues	30 539	32 875
- guarantees received	26 208	21 533
Off-balance sheet receivables	**29 583**	**25 195**
- inventions, implementation of projects	29 583	25 195
Contingent liabilities	**95 776**	**68 068**
- guarantees	18 700	15 390
- promissory note liabilities	67 219	18 094
- disputed issues, pending court proceedings	2 834	14 185
- contingent penalties	23	1 627
- preventive measures in respect of mine-related damages	7 000	8 000
- agreement on the acceptance of the offer and conditional transfer of shares in Petrotel sp. z o.o.	-	10 772
Off-balance sheet liabilities - disputed issues due to implementation of projects and inventions	**102 323**	**86 583**

The value of contingent assets was determined based on estimates.

Potential liabilities due to offsetting of general service costs

Since 8 May 2006 Telekomunikacja Polska S.A. has been designated by the President of the Electronic Communications Office (UKE) to provide the universal service throughout the country (49 numeral zones). The range of the universal services provided comprises:

1) connecting individual network outlets at the main location of the subscriber, excluding integrated services digital networks (ISDN);
2) maintaining the subscriber connection with the network outlet, as described in point 1), in readiness to provide telecommunications services;
3) domestic and international telephone calls, including mobile networks connections, additionally assurring fax and data transmissions and connections to the Internet;
4) providing information on telephone numbers and providing subscriber lists;
5) providing assistance to the handicapped;
6) providing telephone services through the use of the public equipment.

In accordance with art. 95 of the Telecommunications Act, designated companies are entitled to reimbursement of the costs of providing the universal service should they be unprofitable. The President of the UKE will set the amount of this reimbursement at the level of the net cost of providing services included in the universal service, and including only those costs which a given company would not incur if it had not been required to provide the universal service. The net amount of this cost is calculated in the manner set out in the decree of the Minister of Transportation and Construction dated 15 December 2005 regarding the manner of calculating the net cost of services included in the universal telecommunication service (Journal of Laws from 2005, No. 255, item 2141).

(amounts in tables in thousand PLN, unless otherwise stated)

42. Contingent items and other off-balance sheet liabilities (continuation)

Telecommunication companies whose revenues from telecommunications activities exceed PLN 4 million in the calendar year for which reimbursement is due are required to participate in covering the reimbursement of costs for providing the universal service. The amount of reimbursement which a given company is required to cover can not exceed 1 % of its revenues. The share of individual companies in covering this reimbursement is determined by the President of the UKE, once the amount of the reimbursement due to a designated company is determined.
As at the date of preparation of these consolidated financial statements, neither the final amount of the above-mentioned reimbursement nor the share in it of individual telecommunications companies has been determined by the UKE.

43. Employment structure

Average employment in the Group was as follows:

	For the period	
	1 January 2009 to 30 June 2009	**1 January 2008 to 31 December 2008**
White-collar workers	8 709	8 747
Blue-collar workers	19 619	19 731
Total:	**28 328**	**28 478**

44. Social assets and Social Fund liabilities

The net balance of the Social Fund at 30 June 2009 amounted to PLN 781 thousand – receivables from the Social Fund, and at 31 December 2008 amounted to PLN 1 245 thousand - Social Fund liability. The Group has netted the assets of the Fund with the liabilities towards the Fund.

The composition and nature of assets, liabilities and costs related to the Social Fund are presented in the table below.

	At	
Social assets and Social Fund liabilities	**30 June 2009**	**31 December 2008**
Loans granted to employees	116 682	103 116
Other receivables	1 903	222
Cash and cash equivalents	53 899	29 207
Social Fund liabilities	(171 703)	(133 790)
Net balance	**781**	**(1 245)**
The balance is settled in the following periods after refunding.		
Transfers made to the Social Fund during the financial period	103 362	103 750

45. Government grants

The balance of government grants recognised in deferred income at 30 June 2009 is PLN 1 190 thousand (at 31 December 2008: PLN 1 633 thousand). The funds are from the European Union funds, as well as from other funds. These are cash grants received for the acquisition of property, plant and equipment, for the performance of development work, which result in capitalised intangible assets and for the subsidising of employee training.
The companies of the Group also receive government grants from the Voivodeship Fund for Environmental Protection and Water Management (Fundusz Ochrony Środowiska i Gospodarki Wodnej) in the form of preferential interest rates on loans, as well as annulment of loans.

(amounts in tables in thousand PLN, unless otherwise stated)

46. Subsequent events

Conclusion of recruitment process for President of the Management Board
On 20 July 2009 the Supervisory Board of the Parent Entity announced the results of the recruitment process and appointed Herbert Wirth to the function of President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term.

Mr. Herbert Wirth was Acting President of the VIIth term Management Board of KGHM Polska Miedź S.A. from 16 June 2009, and before that, from 23 April 2008, he had fulfilled the function of I Vice President of the VIth term Management Board.

Dividend payment
In accordance with resolution of the General Meeting of KGHM Polska Miedź S.A. dated 16 June 2009 regarding the appropriation of Parent Entity profit for financial year 2008, on 6 August 2009 the first from two installments of dividend was paid in the amount of PLN 1 432 000 thousand, i.e. 7.16 per share.

Adjusted Budget of the Parent Entity
On 24 August 2009 the Supervisory Board of the Parent Entity approved the Adjusted Budget of KGHM Polska Miedź S.A. for 2009. The details of the approved document are described in the Report on the Activities of the Group in point 2.8 Forecast financial situation of the Group.

Changes in the composition of the Management Board of the Parent Entity
On 24 August 2009 the Supervisory Board of the Parent Entity appointed Mr. Ryszard Janeczek as the Vice President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term and granted Maciej Tybura the function of I Vice President of the Management Board.

SIGNATURES OF PERSONS REPRESENTING THE COMPANY			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
25 August 2009	*Herbert Wirth*	President of the Management Board	
25 August 2009	*Maciej Tybura*	I Vice President of the Management Board	
25 August 2009	*Ryszard Janeczek*	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	**FIRST, LAST NAME**	**POSITION**	**SIGNATURE**
25 August 2009	*Ludmiła Mordylak*	Chief Accountant of KGHM Executive Director of Accounting Services Center	

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A. GROUP

REPORT ON THE ACTIVITIES OF THE GROUP IN THE FIRST HALF OF 2009

Lubin, August 2009

TABLE OF CONTENTS

1. Activities of the KGHM Polska Miedź S.A. Group 3
- 1.1. Organisation of the Group 3
- 1.2. Changes in the structure of the Group 4
- 1.3. Ownership structure of the Parent Entity 6
- 1.4. Activities of Group Companies 6
- 1.5. Employment in the Group 9
- 1.6. Capital increases and sales of shares 10
- 1.7. Financing of Group entities 10
- 1.8. Dividend payments 11
- 1.9. Contested issues 11

2. Financial position 12
- 2.1. Business segments 12
- 2.2. Sales markets – geographical structure 13
- 2.3. Assets 14
- 2.4. Equity and Liabilities 15
- 2.5. Income statement 16
- 2.6. Results of major Group entities 17
- 2.7. Risk management 18
- 2.8. Forecast financial situation of the Group 20

3. Subsequent events 21

4. Annexes 21
- 4.1. List of tables 21
- 4.2. List of diagrams 21

1. Activities of the KGHM Polska Miedź S.A. Group

1.1. Organisation of the Group

The Parent Entity of the Group is KGHM Polska Miedź S.A.
At 30 June 2009 KGHM Polska Miedź S.A. directly owned shares in 20 entities. Seven of them have their own groups: KGHM Ecoren S.A., PHP „MERCUS" sp. z o.o., DIALOG S.A. POL-MIEDŹ TRANS Sp. z o.o., KGHM CUPRUM sp. z o.o. – CBR, „Energetyka" sp. z o.o. and WM „Łabędy" S.A.

The relationships between the entities of the KGHM Polska Miedź S.A. Group are shown in the following diagram.

Diagram 1. *Entities in which KGHM Polska Miedź S.A. owned shares directly or indirectly at 30 June 2009*


KGHM Polska Miedź S.A.
KGHM Ecoren S.A. 100%
PHP „MERCUS" sp. z o.o. 100%
KGHM Polish Copper Ltd. 100%
KGHM Kupferhandelsges.m.b.H 100%
„MCZ" S.A. 100%
KGHM Metraco S.A. 100%
DIALOG S.A. 100%
KGHM TFI S.A. 100%
KGHM CONGO S.P.R.L. 99.98%
KGHM CUPRUM sp. z o.o. - CBR 100%
POL-MIEDŹ TRANS Sp. z o.o. 100%
Zagłębie Lubin S.A. 100%
„Energetyka" sp. z o.o. 100%
PeBeKa S.A. 100%
CBJ sp. z o.o. 100%
KGHM LETIA S.A. 85.45%
TUW - CUPRUM 93.80%
PCPM sp. z o.o. 82.86%
Polkomtel S.A. 24.39%
INTERFERIE S.A. 2.06%
„Mercus Software" sp. z o.o. 100%
PHU „Lubinpex" Sp. z o.o. 100%
PHU „Mercus Bis" Sp. z o.o. 32.26%
PMT Linie Kolejowe sp. z o.o. 1%
TUW-CUPRUM 0.49%
AVISTA MEDIA Sp. z o.o. 100%
Vivid.pl S.A. in bankruptcy 100%
PETROTEL Sp. z o.o. 99.99%
KGHM HMS Bergbau AG 74.9%
PMT Linie Kolejowe Sp. z o.o. 99%
Fabryka Maszyn Urządzeń „FAMAK" S.A. 0.06%
„BIOWIND" sp. z o.o. 100%
TUW-CUPRUM 1.60%
INTERFERIE S.A. 2.06%
INOVA Spółka z o.o. 100%
WFP Hefra SA 97.52%
DFM ZANAM-LEGMET Sp. z o.o. 100%
Ecoren DKE sp. z o.o. 100%
Bank Ochrony Środowiska S.A. 0.73%
INTERFERIE S.A. 61.55%
WM „ŁABĘDY" S.A. 88.92%
Telewizja Familijna S.A. in bankruptcy 11.96%
TUW-CUPRUM 0.25%
Fabryka Maszyn Urządzeń „FAMAK" S.A. 0.11%
Walcownia Rur Jedność Sp. z o.o. 3.14%
TUW-CUPRUM 0.25%
Huta Stalowa Wola S.A. 0.003%
TUW-CUPRUM 0.49%
Walcownia Metali Nieżelaznych Sp. z o.o. 94.88%
Fabryka Maszyn Urządzeń „FAMAK" S.A. 0.01%
Huta Stalowa Wola S.A. 0.009%

Entities consolidated

KGHM Polska Miedź S.A. – as the Parent Entity of the Group, fully consolidated 28 subsidiaries in the first half of 2009, and accounted for the associate Polkomtel S.A. using the equity method.

The amount of share capital owned in consolidated subsidiaries is shown in the following table.

Table 1. *Subsidiaries consolidated at 30 June 2009*

Item	COMPANY	Share capital owned	
1.	KGHM Ecoren S.A.	213 322	'000 PLN
2.	DIALOG S.A.	489 950	'000 PLN
3.	"Energetyka" sp. z o.o.	248 793	'000 PLN
4.	PeBeKa S.A.	64 638	'000 PLN
5.	POL-MIEDŹ TRANS Sp. z o.o.	140 418	'000 PLN
6.	KGHM Metraco S.A.	2 545	'000 PLN
7.	PHP „MERCUS" sp. z o.o.	10 733	'000 PLN
8.	CBJ sp. z o.o.	2 918	'000 PLN
9.	KGHM CUPRUM sp. z o.o. - CBR	8 507	'000 PLN
10.	„MCZ" S.A.	53 118	'000 PLN
11.	Zagłębie Lubin S.A.	113 689	'000 PLN
12.	DFM ZANAM-LEGMET Sp. z o.o.	35 970	'000 PLN
13.	INOVA Spółka z o.o.	6 600	'000 PLN
14.	PHU „Lubinpex" Sp. z o.o.	4 225	'000 PLN
15.	PMT Linie Kolejowe Sp. z o.o.	100	'000 PLN
16.	AVISTA MEDIA Sp. z o.o.	10 000	'000 PLN
17.	KGHM Polish Copper Ltd.	2 000	'000 GBP
18.	KGHM Kupferhandelsges. m.b.H.	254	'000 EUR
19.	WFP Hefra S.A.	3 438	'000 PLN
20.	WM "ŁABĘDY" S.A.	48 643	'000 PLN
21.	KGHM LETIA S.A.	23 438	'000 PLN
22.	PETROTEL Sp. z o.o.	8 199	'000 PLN
23.	INTERFERIE S.A.	36 443	'000 PLN
24.	WMN Sp. z o.o.	40 986	'000 PLN
25.	DKE Spółka z o.o.	765	'000 PLN
26.	KGHM TFI S.A.	2 800	'000 PLN
27.	"BIOWIND" sp. z o.o.	50	'000 PLN
28.	KGHM HMS Bergbau AG.	50	'000 EUR

At 30 June 2009 the value of the shares of Polkomtel S.A. in the consolidated financial statements measured using the equity method amounted to PLN 1 334 043 thousand.

1.2. Changes in the structure of the Group

In the first half of 2009 the following changes occurred in the structure of the Group:

- Acquisition of shares in the company „BIOWIND" sp. z o.o.

  On 5 January 2009 an agreement for the acquisition of the shares of the company „BIOWIND" sp. z o.o. with its registered head office in Gdańsk was entered into between „Energetyka" sp. z o.o. and two physical persons. Based on this agreement, „Energetyka" sp. z o.o. acquired 1000 shares with a nominal value of PLN 50 each, having a total nominal value of PLN 50 thousand, representing 100% of the shares of „BIOWIND" sp. z o.o. and granting 100% of the votes at the General Shareholders' Meeting of this company. The purchase price for the shares amounts to PLN 450 thousand. The shares were paid for in cash. The total cost of acquisition of these shares was PLN 455 thousand. The acquisition of these assets was financed using the internal funds of „Energetyka" sp. z o.o. The net asset value of the company „BIOWIND" sp. z o.o. is PLN 50 thousand. As the value is immaterial the purchase cost was not allocated and goodwill was set at PLN 405 thousand. No assets were identified which were not accounted for in the balance sheet.

  The purchase of shares of „BIOWIND" sp. z o.o., holding a lease on property (around 300 hectares) in the Warmińsko-Mazurskie Voivodeship, enables the commencement of formal procedures aimed at realising an

investment related to the construction of a wind farm. From the date of purchase to the balance sheet date, „BIOWIND" sp. z o.o. had not earned revenues, and had incurred a loss of PLN 15 thousand.

- Acquisition of shares of PETROTEL Sp. z o.o.

  On 12 January 2009 DIALOG S.A. acquired from minority shareholders 2 009 shares of PETROTEL Sp. z o.o. with a nominal value of PLN 1 000 per share, as a result of which the share of DIALOG S.A. in the share capital of PETROTEL Sp. z o.o. increased to 99.56%.
  On 20 March 2009 DIALOG S.A. purchased a further 35 shares of PETROTEL Sp. z o.o.
  At the end of June 2009 DIALOG S.A. owned 99.99% of the share capital of PETROTEL Sp. z o.o. The total cost of acquisition of 24.93 % of the shares of PETROTEL Sp. z o.o. amounts to PLN 10 895 thousand.

- Acquisition of shares of Ecoren DKE sp. z o.o.

  On 14 January 2009 an agreement for the acquisition of the shares of DKE sp. z o.o. was signed between KGHM Ecoren S.A. and SITA POLSKA SPÓŁKA Z OGRANICZONĄ ODPOWIEDZIALNOŚCIĄ. Based on this agreement, KGHM Ecoren S.A. acquired 380 shares of DKE sp. z o.o. having a total nominal value of PLN 380 thousand, representing 49.67% of the share capital of DKE sp. z o.o. and granting 49.67% of the votes at the General Shareholders' Meeting. At the end of June 2009 KGHM Ecoren S.A. owned 100% of the share capital of DKE sp. z o.o. and 100% of the votes at the General Shareholders' Meeting. The shares were acquired for PLN 2 806 thousand and paid for in cash on the date of signing the agreement. The acquisition of these assets was financed using the internal funds of KGHM Ecoren S.A. The total cost of acquiring these shares amounts to PLN 2 829 thousand. Net assets bought, representing 49.67% of the share capital, amounts to PLN 1 314 thousand. Goodwill provisionally set amounts to PLN 1 515 thousand.
  On 19 February 2009 a change in the name of DKE sp. z o.o. to Ecoren DKE sp. z o.o. was registered.

- Loss of control over the company KGHM CONGO S.P.R.L.

  On 25 March 2009 the Management Board of the company KGHM CONGO S.P.R.L. departed the territory of the Democratic Republic of Congo due to safety-related threats and the inability to carry out its business operations, leaving the company's assets without any supervision. Due to the loss of ability to direct the financial and operational policy of the company for the purpose of achieving benefits from its operations, the Management Board of the Parent Entity resolved to settle the losses recognised in the consolidated financial statements from the date control was taken over KGHM CONGO S.P.R.L. to the date on which the Parent Entity ceased to exercise control over this entity as a profit/loss due to loss of control over a subsidiary. As a result of settlement a gain was recognised due to loss of control in the amount of PLN 21 457 thousand. In addition, an allowance for impairment of receivables was recognised in other operating costs in the amount of PLN 21 373 thousand covering the outstanding liabilities of KGHM CONGO S.P.R.L. towards the Parent Entity.

- Founding of KGHM HMS Bergbau AG

  On 17 June 2009 KGHM CUPRUM Sp. z o.o. - CBR, together with HMS Bergbau AG, founded a company called KGHM HMS Bergbau AG. This entity was founded under German commercial law, and its registered head office is in Berlin. KGHM CUPRUM Sp. z o.o. - CBR acquired 74.9% of the shares of the new entity, while HMS Bergbau AG acquired the remaining 25.1 %.
  The share capital of KGHM HMS Bergbau AG amounts to EUR 50 thousand, i.e. PLN 225 thousand. The cost of acquiring these shares was PLN 168 thousand. At the acquisition date the minority interest amounted to PLN 57 thousand.
  At 30 June 2009 KGHM HMS Bergbau AG had no revenues from sales.
  KGHM HMS Bergbau AG was founded for the purpose of exploration and evaluation of deposits of copper and other metals in Europe. The first project to be pursued by the company will involve exploration within the territory of Saxony in Germany. The foundation of KGHM HMS Bergbau AG is related to the Strategy of KGHM Polska Miedź S.A. for the years 2009 - 2018 which was approved in February 2009. With respect to that part of the Strategy involving development of the resource base, it assumes among others exploring new deposits in the region.

- Founding of KGHM TFI S.A.

  On 10 June 2009 KGHM Polska Miedź S.A. founded the company KGHM TOWARZYSTWO FUNDUSZY INWESTYCYJNYCH SPÓŁKA AKCYJNA (KGHM TFI S.A.), in which it acquired 100 % of the shares with a total nominal value of PLN 2 800 thousand, covered by cash. The issue price of the shares is equal to their nominal value. The company was court registered on 29 June 2009.
  The subject of activities of KGHM TFI S.A. is the creation and management of investment funds and the management of financial instruments portfolios. At 30 June 2009 KGHM TFI S.A. had no revenues from sales.

1.3. Ownership structure of the Parent Entity

At 30 June 2009 the share capital of KGHM Polska Miedź S.A., in accordance with the entry in the National Court Register, amounted to PLN 2 billion and was divided into 200 million shares, series A, having a face value of PLN 10 each. All shares are bearer shares. KGHM Polska Miedź S.A. has not issued preference shares. Each share grants the right to one vote at the General Meeting.
At 30 June 2009, based on information held by the Parent Entity, the only shareholder of KGHM Polska Miedź S.A. holding at least 5% of the share capital and simultaneously granting the right to the same number of votes at the General Meeting was the Polish State Treasury, which - based on an announcement dated 16 May 2007 - held 83 589 900 shares, representing 41.79% of the share capital of KGHM Polska Miedź S.A. and the same number of votes at the General Meeting.
The remaining shareholders of the Parent Entity (including Deutsche Bank Trust Company Americas, depositary bank in the depositary receipts program) held shares representing less than 5% of the share capital – a total of 116 410 100 shares, representing 58.21% of the share capital and the same number of votes at the General Meeting.
During the period from the publication of the quarterly report for the first quarter of 2009, i.e. from 15 May 2009 to the date of preparation of this report, there were no changes in the ownership structure of significant blocks of the shares of KGHM Polska Miedź S.A.
At 30 June 2009, based on information held by the Parent Entity, among management and supervisory personnel only Ryszard Kurek – a member of the Supervisory Board – owned shares of KGHM Polska Miedź S.A. (10 shares with a total nominal value of PLN 100).
During the period from the publication of the quarterly report for the first quarter of 2009, i.e. from 15 May 2009 to the date of preparation of this report, there were no changes in the ownership of shares of KGHM Polska Miedź S.A. and rights to them by management and supervisory personnel.

1.4. Activities of Group Companies

Two basic branches have been identified in the activities of the Group companies:

- metals (copper, precious metals), other smelter products – the scope of activities of the companies from this branche comprises extraction, processing, production, trade and promotion, and
- telecommunications.

The remaining entities of the Group, which do not operate in the above branches, are diversified in terms of their activities. These include products and services related to the core business of the Parent Entity, such as mine construction, the production of electrical power and heat, mining machinery and equipment and research and development, as well as services unrelated to the core business of KGHM Polska Miedź S.A., such as tourism, transportation and medicine.

The following table lists the activities of significant companies of the Group.

Table 2. *Activities of Group companies*

Item	Entity	Type of activity
Branch - metals (copper, precious metals), other smelter products		
1.	KGHM Polska Miedź S.A.	metals ore mining; the production of non-ferrous and precious metals and salt; the casting of light and non-ferrous metals; waste management; holding management activities; geological-exploratory activities, research and technical analysis; professional rescue services; telecommunications and IT services
2.	WMN sp. z o.o.	non-ferrous metals processing
3.	KGHM Polish Copper Ltd.	copper trading
4.	KGHM Kupferhandelsges.m.b.H.	copper trading
5.	WM „ŁABĘDY" S.A.	trading in coal, grinding mediums used in the production of copper concentrate
6.	KGHM Metraco S.A.	trading of metals, chemicals, copper scrap
Branch - telecommunications		
1.	DIALOG S.A.	telecommunications services
2.	PETROTEL Sp. z o.o.	telecommunications services
3.	AVISTA MEDIA sp. z o.o.	multimedia services
4.	Polkomtel S.A.	telecommunications services

	Other branches	
1.	KGHM Ecoren S.A.	the production and sale of rhenium compounds and of road-building materials
2.	PeBeKa S.A.	construction of mines with infrastructure; building of roadway, railway and subway tunnels, underground construction
3.	DFM ZANAM-LEGMET Sp. z o.o.	production of mining machinery and equipment, construction machinery, machinery repairs
4.	„Energetyka" sp. z o.o.	generation, distribution and sale of electrical and heating energy, water-sewage management
5.	POL-MIEDŹ TRANS Sp. z o.o.	railway cargo transport, passenger and cargo road transport, trade in fuels
6.	PHP „MERCUS" sp. z o.o.	trade in consumer goods, production of bundled electrical cables
7.	INTERFERIE S.A.	tourism services, including holiday resorts, health spas and hotels
8.	„MCZ" S.A.	medical services
9.	KGHM CUPRUM sp. z o.o. - CBR	R&D activities
10.	CBJ sp. z o.o.	research and chemical-physical analysis
11.	INOVA Spółka z o.o.	electrical engineering, attestation and expertise, certification
12.	KGHM LETIA S.A.	sale and rental of property, promotion of scientific achievements, technology transfer
13.	TUW-CUPRUM	mutual insurance services for its members
14.	WFP Hefra SA	production and sale of rust-proof, semi-silver-plated and silver-plated table settings
15.	Zagłębie Lubin S.A.	management of a football club, organisation of professional sporting events
16.	PHU „Lubinpex" Sp. z o.o.	food industry and catering services

Activities of major Group entities

The primary entity of the Group is **KGHM Polska Miedź S.A.** A description of the activities of the Parent Entity in the first half of 2009 may be found in the report of KGHM Polska Miedź S.A. published on 28 August 2009.

KGHM Kupferhandelsges.m.b.H.

This company trades in the products of KGHM Polska Miedź S.A., i.e. wire rod, cathodes and billets. The company operates in central and southern Europe. Its main business is conducted in Austria.

KGHM Metraco S.A.

KGHM Metraco S.A. is one of the strategic commercial companies of KGHM Polska Miedź S.A. It is involved in the supply of materials and raw materials which guarantee the uninterrupted operation of KGHM Polska Miedź S.A. divisions and companies in the Group, as well as external sales of by-products of the core business of KGHM Polska Miedź S.A. The company concentrates primarily on wholesale business: finished goods from copper, precious metals and chemicals, as well as waste, scrap and raw materials and semi-products.

DIALOG S.A.

DIALOG S.A. operates in three segments of the electronic communications market:

- the fixed-line voice segment,
- DLISP – internet access, data transmission and communications leasing, and
- the pay-tv segment.

In the second half of 2009 commencement is planned of activities in a fourth market segment – mobile telephony.

With respect to fixed-line telephony, DIALOG S.A. operates based on its own network infrastructure, and also offers services using the Telekomunikacja Polska network (WLR). With respect to voice services based on its own network, the main competitors are Telekomunikacja Polska S.A. and the CaTV network. The company also competes with substitute voice services offered by mobile network operators (PTK Centertel/Orange, Polkomtel/Plus, PTC/Era, P4/Play). In the WLR segment, the main competitor of DIALOG S.A. is Netia, which in 2008 took over another large competitor – Tele2 Polska.

In the DLISP segment the largest competitor of DIALOG S.A. is TP S.A. With respect to internet services using its own infrastructure the company also competes with large cable network operators, as well as local ISP

networks (local internet providers). With respect to internet services using the TP S.A. network (BSA/LLU), the largest competitor of the company on the market is Netia. With respect to advanced business services (data transmission, line leasing) large competitors besides TP S.A. include Exatel, Netia and GTS Energis.

In the pay-tv services segment DIALOG S.A. mainly competes with digital platform operators (such as Cyfrowy Polsat) and large CaTV networks (such as Multimedia Polska, UPC and Vectra), and to a lesser degree with IPTV providers (TP S.A.).

KGHM Ecoren S.A.

This company forms its own group. It owns shares directly in 6 subsidiaries. Since 2007 the company has followed a strategy based on altering its character by concentrating on production activities and ceasing to fulfil a management-restructurisation function with respect to the companies of the Group.

This company is primarily involved in the production and sale of ammonium perrhenate, road-building material, products recovered from limestone (powder, coarse stone, key aggregate, sorbates), and slag granulate.

Ammonium perrhenate is the company's main product. Current production capacity and the stable quality of the product enable its sale as a standard catalyser. This product is used and purchased by companies which process it into metallic rhenium for superalloy producers. Superalloys are mainly used in the aircraft industry (in the production of jet engines) and the petrochemical industry (in the production of high octane benzine or catalytic converters).
The company is carrying out work on commencing the production of metallic rhenium and the recovery of rhenium from used superalloys.

The road-building material offered by KGHM Ecoren S.A. is used in the production of mineral-asphalt mixtures and for foundations. All of its products are designed for the road construction market. The company sells its products in north-western Poland. The customers of the company include the largest road construction companies, such as Strabag, NCC and Skanska.

Sales of slag granulate are aimed at producers of abrasives. Due to the basic uses of this product, conditions in this sector primarily depend on the situation in the ship-building industry (this product is used to clean ship hulls and steel constructions).

PeBeKa S.A.

This company is involved in:
- mining construction – this involves work on mine tunnels and shafts (including drifts; the building of shafts and foreshafts plus their outfitting);
- construction and engineering services – comprising general construction services, hydrotechnology, engineering and specialty services (including the construction of industrial facilities, tunnels and metro stations, and the construction and repair of pipelines).

PeBeKa S.A specialises in mine construction. It is the main supplier to KGHM of mine tunnel and shaft construction services.
It also plays a significant role in work associated with accessing the new deposit (Głogów Głęboki).
The company has built some of the stations and tunnels for the first line of the Warsaw Metro. Its contracts are carried out as part of a consortium with PRG Metro Spółka z o.o.
In 2007 PeBeKa S.A. entered a consortium with HOCHTIEF Polska Sp. z o.o. and HOCHTIEF Construction A.G., which signed a contract with Zagłębie Lubin S.A. for the turnkey design, construction and outfitting of a sport stadium in Lubin. In the first half of 2008 work began on this investment, with planned completion in the first quarter of 2010.

DFM ZANAM-LEGMET Sp. z o.o.

This company is a producer of mining equipment, for use in methane-free, underground non-ferrous metals and salt mining tunnels. Among the products produced by the company which determine its market position are mining machinery (loaders, haulage rigs, drilling-roof bolting rigs, auxiliary machinery) as well as conveyor belts. In addition, the company produces castings, construction elements built on the basis of submitted documentation, and boilers.
The company fulfils a strategic role for the core business of KGHM Polska Miedź S.A., as a significant supplier and servicer of mining machinery and equipment. The company is the sole supplier of haulage rigs and a significant supplier of conveyor belts and steel constructions on this market.

„Energetyka" sp. z o.o.

The basic activities of the company are:
- the generation, distribution and sale of electricity,
- the generation, distribution and sale of heating energy, steam and hot water,
- the intake, purification and distribution of water, and
- the collection and treatment of waste.

„Energetyka" sp. z o.o. is the largest producer of electricity and heating energy in the former Legnica voivodeship and one the largest producers of heat in western Poland.
Electricity is produced in conjunction with heat, all of which is supplied to KGHM Polska Miedź S.A.

With respect to water-sewage management, the company primarily serves industrial customers in the former Legnica voivodeship, and is the main supplier for the divisions of KGHM Polska Miedź S.A. and companies of the Group. It also has a small share in the local market for individual customers.

POL-MIEDŹ TRANS Sp. z o.o.

The company offers complex services in railway and road transport and carries out wholesale and retail sales of oil-based products.
POL-MIEDŹ TRANS Sp. z o.o. is among a group of entities which fulfil a strategic role for the core business of KGHM Polska Miedź S.A. – it is the leading source of railway and road transport, and is a direct supplier of fuels to the divisions.
The company holds sixth place amongst private railway transporters, in terms of transport work and the amount of freight volume transported by the network of PKP PLK. The company intends to expand its railway transport capacity, and therefore increase its share of services sold on the external market. In 2008 the company gained a license for the railway transport of passengers.

PHP „MERCUS" sp. z o.o.

The activities of the company comprise three main sectors:
- material logistics – mainly on behalf of the divisions of KGHM Polska Miedź S.A. and companies of the Group,
- production – bundled electrical cables and high-pressure hydraulic lines, and
- wholesale and retail sales – department stores, warehouses.

The company fulfils a strategic role for KGHM Polska Miedź S.A. as the coordinator of supply to the core business of materials and spare parts. It has a firm position as a producer and supplier of bundled electrical cables for manufacturers of household electrical goods. Its main customers of bundled electrical cables are ELECTROLUX, GENERAL ELECTRIC and PATELEC ELPENA.

KGHM CUPRUM sp. z o.o. – CBR

KGHM CUPRUM sp. z o.o. - CBR is engaged in research and development work in the following sectors: geology, mining, the processing of minerals resources and environmental protection. Its activities comprise every stage of R&D work, from basic research to design, the evaluation of environmental impact, and feasibility analysis, to supervision of its execution.
The company is a contractor for most R&D investment projects realised by KGHM Polska Miedź S.A. which are involved with the core business. The company stores the technical (geological) and technological documentation of KGHM Polska Miedź S.A.

CBJ sp. z o.o.

CBJ sp. z o.o. operates in the analytical services sector, mainly to serve the needs of the mining and nonferrous metals smelting industries, with respect to research and physical-chemical analysis, mainly in the fields of industrial and environmental research.
The company is the main provider of industrial research and analysis for the core business of KGHM Polska Miedź S.A.

1.5. Employment in the Group

The level and structure of employment in the KGHM Polska Miedź S.A. Group is presented below.

Table 3. *Average employment in the period*

Description	2008	I-IV 2008	I-IV 2009	Change*
White collar	8 747	8 639	8 709	99.6
Blue collar	19 731	19 587	19 619	99.4
Total workers	**28 478**	**28 226**	**28 328**	**99.5**

** 2008 = 100*

The highest employment is in the Parent Entity. In the first half of 2009 average employment was 18 404. Among the remaining Group companies the highest average number of employees in the first half of 2009 was recorded by:

- PeBeKa S.A. – 1 606,
- POL – MIEDŹ TRANS Sp. z o.o. – 1 410,
- DFM ZANAM – LEGMET Sp. z o.o. – 1 140,
- DIALOG S.A. – 950,
- „Energetyka" sp. z o.o. – 778.

In the first half of 2009 average employment in the Group decreased in comparison to 2008 by 150. Half of this is related to a decrease in employment in KGHM Polska Miedź S.A. and mainly relates to blue collar positions. Among the remaining Group companies the largest decrease in employment in the first half of 2009 was in PeBeKa S.A. and is due to the conclusion of a contract for work on the Warsaw Metro and of export contracts.

Relations with the trade unions in the Group

KGHM Polska Miedź S.A.

Negotiations with the trade unions regarding the setting of the average wages increase index for 2009 in KGHM Polska Miedź S.A. did not conclude with the reaching of an agreement. In accordance with the law on the negotiating system for setting wages and with the Collective Labour Agreement for the Employees of KGHM Polska Miedź S.A., the index was set separately by the Management Board of the Parent Entity at 0%.
As a result of the lack of agreement as to the setting of the wages increase index for 2009, in April 2009 six trade unions issued wage demands: an increase in the wages increase index by 8%, an increase in contributions to the Employee Retirement Program by 2 percentage points, the introduction of a packet of additional medical services, and further contributions to the Social Fund.
These demands led to meetings between representatives of the unions and the Management Board of KGHM Polska Miedź S.A. As a result, on 5 May 2009, the parties signed an agreement with the following terms:

- the employees of KGHM Polska Miedź S.A. would be paid a bonus of PLN 5 thousand in two instalments. The first instalment of PLN 3.5 thousand - on 12 May 2009, while the second instalment of PLN 1.5 thousand would be paid by 15 September 2009, contingent on the economic situation of KGHM Polska Miedź S.A. not worsening,
- the basic contribution to the Employee Retirement Program would be increased by 2 percentage points, i.e. to 5% of wages, and
- a declaration by the Management Board that it would cover the employees of KGHM Polska Miedź S.A. with a packet of additional medical services provided by MCZ S.A.

The trade unions declared that realisation of this agreement concluded their pay-related claims for the current year.

„MCZ" S.A.

In the first half of 2009 in „MCZ" S.A. collective disputes, begun in 2007, continued regarding wage demands. In February 2009 meetings were held with the trade unions active in the company regarding setting of the average monthly wages increase index in 2009. The trade unions, intent on maintaining the wage demands representing the basis of their collective disputes, declared that the index proposed by the management board of the company did not meet their wage demands for the current year. Due to the lack of agreement on the level of this index, the management board of the company set the index at 5.1%.
At a meeting on 1 July 2009 the management board of the company presented its position as to the principles for allocating resources to increase wages. The scale of wage increases proposed by the management board of the company was restricted to that of the above-mentioned index. In the opinion of the trade unions this did not permit the withdrawal of the wage demands representing the basis of the collective disputes in the company, but could only be treated as a step towards their realisation. The increases in general wages introduced as of 1 July 2009 provided for the commitment of the trade unions to restrict activities related to collective dispute procedures until the end of September 2009. As a result, further meetings regarding the realisation of wage demands are planned for the first ten days of October 2009.

1.6. Capital increases and sales of shares

Capital increases

In February 2009 the share capital of the subsidiary POL-MIEDŹ TRANS Sp. z o.o. was increased by PLN 150 thousand. KGHM Polska Miedź S.A. acquired all of the newly-created shares and covered them, at their nominal value, by a contribution in kind in the form of perpetual usufruct of land. This was aimed at regulating the legal status of this property. The share capital of POL-MIEDŹ TRANS Sp. z o.o. after this increase amounts to PLN 140 568 thousand. The share of KGHM Polska Miedź S.A. in the share capital of this company did not change and amounts to 100 %.

In June 2009 the share capital of the subsidiary „MCZ" S.A. was increased by PLN 900 thousand. KGHM Polska Miedź S.A. acquired all of the newly-created shares and covered them with cash. The funds received were used by the company to purchase medical equipment. The share capital of the company after this increase amounts to PLN 53 118 thousand. The share of KGHM Polska Miedź S.A. in the share capital of this company did not change and amounts to 100%.

Sales of shares

In January 2009 KGHM Polska Miedź S.A. sold all of the shares it held in Polskie Towarzystwo Reasekuracji Spółka Akcyjna in the total nominal amount of PLN 12 500 thousand, representing 11.88 % of the share capital of the company. The sale price of the shares amounted to PLN 20 000 thousand.

1.7. Financing of Group entities

Loans

In April 2009 „Energetyka" sp. z o.o. granted a loan to the subsidiary „BIOWIND" sp. z o.o. of PLN 200 thousand, to be used to finance work related to a wind farm project. Deadline for repayment of the loan: end-2009.

In the first half of 2009 the companies of the Group did not provide security on loans or guarantees to related entities.

Payments to capital

In June 2009 KGHM Polska Miedź S.A. granted a returnable payment to the capital of KGHM CUPRUM Sp. z o.o. – CBR in the amount of PLN 1 604 thousand, to be used for the purchase of land located in Wrocław. Deadline for repayment: end-December 2010.

In the first half of 2009 the subsidiaries of KGHM Polska Miedź S.A. did not enter into significant transactions with related entities which were not of an arm's length character.

1.8. Dividend payments

On 16 June 2009 the Ordinary General Meeting of KGHM Polska Miedź S.A. passed a resolution on the appropriation of profit for financial year 2008. PLN 2 336 000 thousand was appropriated as a shareholder dividend, representing PLN 11.68 per share.
The right to dividend date was set at 16 July 2009. The dividend will be paid in two instalments:

- first instalment - 6 August 2009 - PLN 1 432 000 thousand, i.e. PLN 7.16 per share,
- second instalment - 6 November 2009 - PLN 904 000 thousand, i.e. PLN 4.52 per share.

In the first half of 2009, due to the allocation of profit for 2008, the Parent Entity received dividends from the following entities:

– Polkomtel S.A. *	PLN 304 966 thousand,
– KGHM Ecoren S.A. **	PLN 21 891 thousand,
– KGHM Metraco S.A.	PLN 9 726 thousand,

* *dividend paid in two instalments: the first instalment of PLN 76 204 thousand was paid in June 2009, the second instalment of PLN 228 762 thousand will be paid in September 2009.*

** *dividend will be paid in October 2009.*

1.9. Contested issues

At 30 June 2009 the value of receivables due to ongoing court proceedings, in which the party is KGHM Polska Miedź S.A. and its subsidiaries, amounted to PLN 146 864 thousand, and liabilities PLN 93 280 thousand.

With respect to KGHM Polska Miedź S.A. the value of ongoing proceedings amounted to: receivables of PLN 87 842 thousand and liabilities of PLN 73 885 thousand, and in subsidiaries: receivables of PLN 59 022 thousand and liabilities of PLN 19 395 thousand.

The largest proceedings involving KGHM Polska Miedź S.A. and its subsidiaries, with respect to receivables and liabilities at the end of the first half of 2009 concern the following:

- royalties for use of a patent from invention project no.1/97/KGHM.

  Value of amount under dispute: PLN 42 413 thousand. The claim was filed with the Regional Court in Legnica on 26 September 2007 by 14 co-authors of invention project no. 1/97/KGHM. KGHM Polska Miedź S.A. received a summons on 14 January 2008. Each of the plaintiffs in this complaint is demanding compensation equivalent to the given plaintiff's share in the economic effects achieved.

  On 21 January 2008 KGHM Polska Miedź S.A. filed a counter claim against these same 14 project coauthors for payment of erroneously paid remuneration for the said patent in the amount of PLN 25 195 thousand due to use of invention project no. 1/07/KGHM. The court has combined both of these claims for mutual hearing. Proceedings are in progress.

- compensation for unrealised delivery of tubing.

  Value of amount under dispute: USD 4 222 thousand (PLN 13 398 thousand per the NBP rate of 30 June 2009). The claim was filed on 2 April 2009 by DFM ZANAM-LEGMET Sp. z o. o. - a subsidiary of KGHM Ecoren S.A. - against a company with its registered head office in Ukraine for failure to uphold the conditions of a contract entered into in May 2007. The amount of the claim includes contractual penalties for late deliveries of tubing, and for failures to adhere to the contract by the plaintiff, as well as the return of the downpayment. Proceedings are in progress.

- return of excise tax.

  Value of amount under dispute: PLN 12 531 thousand. A claim was filed with the Voivodeship Administrative Court by POL-MIEDŹ TRANS Sp. z o. o. - a subsidiary of KGHM Polska Miedź S.A. - against a decision of the Director of the Customs Office setting excise taxation for the months from March to December 2003. The proceedings were suspended at the mutual request of the parties.

2. Financial position

2.1. Business segments

Based on analysis of the Group's management model and reporting system and on the economic characteristics of its entities, one reporting segment was identified and defined as „Production of copper, precious metals and other smelter products" and another segment defined as „All other segments," aggregating all of the remaining operating segments, both those which failed to meet the criteria for aggregation as well as those which did not meet the requisite quantitative thresholds.

The business segment „Production of copper, precious metals and other smelter products" concentrates on the production of copper and silver, the core business of KGHM Polska Miedź S.A. Copper is mainly recovered from copper ore. From this, after enrichment, concentrate is obtained, which is then processed in smelters into anode copper. The process of electrorefining produces 99.99% pure refined copper. A byproduct of the electrorefining process is anode slime, from which silver and gold are recovered. The decisive factor in the separation of this segment is its significant share of the results of the Group. In addition, it meets the requisite quantitative thresholds for reporting segments. The results of this segment are separately monitored by the Management Board of the Parent Entity. The main products of this segment are electrolytic copper cathodes, round billets, wire rod and silver.
Each of the remaining Group companies represents a separate operating segment. Due to their varied economic characteristics they do not meet the criteria for combination as set forth in IFRS 8 § 12, and do not meet any of the requisite quantitative thresholds. As a result they were combined and presented in the category „All other segments".

The internal reports on the results of Group companies are prepared monthly in condensed versions, and quarterly in an expanded scope. The Management Board of the Parent Entity is the body which performs regular review of the internal financial reports of the entire Group for the purpose of making primary investment decisions, as it is responsible for allocating the resources within the Group.

Inter-segment transaction prices are set under the same arm's-length principles as in the case of relations with parties external to the Group.

The following diagram provides a comparison of reporting segment sales and the share of individual segments in Group assets.

Diagram 2. *Structure of revenues from Group sales*


7 000.00
6 000.00
5 000.00
4 000.00
3 000.00
2 000.00
1 000.00
0.00
million PLN
Production of copper, precious metals and other smelter products
All other segments
Production of copper, precious metals and other smelter products
All other segments
I - VI 2008
I - VI 2009
Revenues from inter-segment sales
Revenues from external sales

Diagram 3. *Structure of Group assets at 30 June 2009*


82%
Production of copper, precious metals and other smelter products
18%
All other segments

The financial results of reporting segments are shown in note no. 5 of the Consolidated Financial Statements for the first half of 2009.

Since 2005 the KGHM Polska Miedź S.A. Group has prepared its financial statements in accordance with International Financial Reporting Standards as adopted by the European Union. At 30 June 2009 two Group companies, the Parent Entity and DIALOG S.A., kept their accounts in accordance with IFRS, while the remaining companies of the Group comprising the segment „All other segments" prepare their financial statements in accordance with Polish Accounting Standards.

The subsidiaries of the Group prepare consolidation packets in accordance with International Financial Reporting Standards for the preparation of the consolidated financial statements.

2.2. Sales markets – geographical structure

The largest portion, i.e. 28% of revenues from the sale of products, goods for resale and services achieved by the KGHM Polska Miedź S.A. Group, comes from the domestic market. The largest foreign recipients of the products, goods for resale and services offered by the Group are Germany with 19 % and China with 14%.

Diagram 4. *Sales by market in the first half of 2009*


Austria
1%
China
14%
Hungary
2%
Czech Republic
5%
France
9%
United Kingdom
11%
Other countries
11%
Germany
19%
Poland
28%

In comparison to the sales structure in the first half of 2008, the following were clearly significant:

- a decrease in sales on the Polish market from 39 % to 28 %,
- an increase in sales on the German market from 11 % to 19 %,
- an increase in sales on the British market from 5 % to 11 %,
- an increase in sales on the Chinese market from 10 % to 14 %.

2.3. Assets

The structure of the assets of the KGHM Polska Miedź S.A. Group is dominated by the assets of the Parent Entity.

Table 4. *Consolidated balance sheet - Assets ('000 PLN)*

ASSETS	31 December 2008	30 June 2009	Structure %	Change *
Non-current assets	**9 113 159**	**9 210 885**	**59.5**	**101.1**
Property, plant and equipment	7 136 307	7 228 620	46.7	101.3
Intangible assets	151 581	151 197	1.0	99.7
Investment property	18 083	18 083	0.1	100.0
Investments in associates	1 498 116	1 334 043	8.6	89.0
Deferred tax assets	188 992	299 358	1.9	158.4
Available-for-sale financial assets	31 213	30 014	0.2	96.2
Held-to-maturity investments	59 592	66 400	0.4	111.4
Derivative financial instruments	6 501	75 996	0.5	x11.7
Trade and other receivables	22 774	7 174	0.0	31.5
Current assets	**5 856 959**	**6 251 563**	**40.4**	**106.7**
Inventories	1 608 369	1 840 797	11.9	114.5
Trade and other receivables	1 469 959	1 714 423	11.1	116.6
Current corporate tax receivables	1 741	4 919	0.0	282.5
Held-to-maturity investments	-	2 180	0.0	x
Derivative financial instruments	711 127	223 059	1.4	31.4
Cash and cash equivalents	2 065 763	2 466 185	15.9	119.4
Non-current assets held for sale	**29 987**	**9 526**	**0.1**	**31.8**
TOTAL ASSETS	**15 000 105**	**15 471 974**	**100.0**	**103.1**

** 31.12.2008 = 100*

Property, plant and equipment was the largest item in assets. At the end of June 2009 they represented 47% of total assets. Their value increased in the first half of 2009 by PLN 92 313 thousand. The largest expenditures on tangible investments were incurred by the Parent Entity. They amounted to PLN 485 680 thousand, of which PLN 235 789 thousand represented development investments, including construction of the SW-4 shaft and drift tunnels to access the Głogów Głęboki deposit.

Among the significant investments made by the remaining companies of the Group was modernisation of the sport stadium by Zagłębie Lubin S.A. Expenditures in this regard incurred in the first half of 2009 amounted to PLN 30 027 thousand.

At the end of June 2009 the value of investments in associates decreased by PLN 164 073 thousand. This is related to the lower valuation of the shares of Polkomtel S.A. accounted for using the equity method.

The largest item of current assets was cash and cash equivalents (98% of this amount is comprised of bank deposits with a maturity of up to 3 months). Cash and cash equivalents in the first half of 2009 increased by around 20% (i.e. by PLN 400 422 thousand). The main causes of the increase in cash and cash equivalents are the profits generated by the Parent Entity and the first instalment of the dividend from Polkomtel S.A. in the amount of PLN 76 204 thousand.

Another significant item of current assets was inventories. In the first six moths of 2009 their value increased by PLN 232 428 thousand. This is mainly in respect of the increase in the value of copper concentrates in KGHM Polska Miedź S.A. (due to maintenance of a furnace at the Głogów smelter).

There was also an increase in trade and other receivables. Around 60% of their value is comprised of receivables, which increased by PLN 268 881 thousand. This was due to the increase in metals prices in relation to the end of 2008. Significant financial receivables were the second instalment of the dividend from Polkomtel S.A. payable in the amount of PLN 228 762 thousand.

At the end of June 2009 short-term derivative financial instruments amounted to PLN 223 059 thousand and decreased by PLN 488 068 thousand in relation to the end of 2008, due to changes in the price of copper and to the scope of hedging.

2.4. Equity and Liabilities

***Table 5.** Consolidated balance sheet - Equity and liabilities ('000 PLN)*

EQUITY AND LIABILITIES	31 December 2008	30 June 2009	Structure %	Change*
EQUITY	**10 982 865**	**9 415 800**	**60.9**	**85.7**
Share capital	2 000 000	2 000 000	12.9	100.0
Accumulated other comprehensive income	517 456	4 002	0.0	0.8
Retained earnings	8 407 049	7 362 208	47.6	87.6
Equity attributable to shareholders of the Parent Entity	**10 924 505**	**9 366 210**	**60.5**	**85.7**
Minority interest	**58 360**	**49 590**	**0.3**	**85.0**
Non-current liabilities	**1 849 264**	**1 728 601**	**11.2**	**93.5**
Trade and other payables	44 289	38 823	0.3	87.7
Borrowings and finance lease liabilities	98 055	102 648	0.7	104.7
Derivative financial instruments	-	9 780	0.1	x
Deferred tax liabilities	68 182	39 728	0.3	58.3
Liabilities due to employee benefits	1 039 423	1 086 590	7.0	104.5
Provisions for other liabilities and charges	599 315	451 032	2.9	75.3
Current liabilities	**2 167 976**	**4 327 573**	**28.0**	**199.6**
Trade and other payables	1 756 752	3 880 936	25.1	220.9
Borrowings and finance lease liabilities	192 923	181 325	1.2	94.0
Current corporate tax liabilities	65 952	67 179	0.4	101.9
Derivative financial instruments	4 930	50 031	0.3	1 014.8
Liabilities due to employee benefits	83 531	96 669	0.6	115.7
Provisions for other liabilities and charges	63 888	51 433	0.3	80.5
TOTAL LIABILITIES	**4 017 240**	**6 056 174**	**39.1**	**150.8**
TOTAL EQUITY AND LIABILITIES	**15 000 105**	**15 471 974**	**100.0**	**103.1**

** 31.12.2008 = 100*

At the end of June 2009 the share of equity in the structure of equity and liabilities decreased in comparison to the end of 2008 by around 12 %. During the first half its value decreased by PLN 1 567 065 thousand.

Equity was mainly impacted by:
- the decision of the Ordinary General Meeting of KGHM Polska Miedź S.A. to pay a dividend for 2008 in the amount of PLN 2 336 000 thousand, and
- the profit for the current period in the amount of PLN 1 291 059 thousand.

During the first half of 2009 there was a significant change in current liabilities. Their value increased by PLN 2 159 597 thousand. The largest-value item in current liabilities was the amount of liabilities towards the shareholders of the Parent Entity related to the dividend from 2008 profit. These liabilities will remain outstanding until their date of payment, which in accordance with a resolution of the General Meeting of KGHM Polska Miedź S.A. is in August and November 2009.

Among remaining liabilities the following are significant in terms of their amounts:
- trade payables PLN 536 688 thousand,
- accruals PLN 395 791 thousand
  (mainly in respect of the provision for payment of the annual bonus in the Parent Entity).

2.5. Income statement

Table 6. *Consolidated income statement ('000 PLN)*

INCOME STATEMENT	for the period from 01.01.2008 to 30.06.2008	for the period from 01.01.2009 to 30.06.2009	Change *
Sales	6 750 769	5 611 914	83.1
Costs of sales	(4 054 068)	(3 673 282)	90.6
Gross profit	**2 696 701**	**1 938 632**	**71.9**
Selling costs	(113 216)	(114 177)	100.8
Administrative expenses	(347 739)	(358 148)	103.0
Other operating income	314 135	283 819	90.3
Other operating costs	(586 253)	(291 555)	49.7
Operating profit	**1 963 628**	**1 458 571**	**74.3**
Finance costs - net	(24 712)	(25 837)	104.6
Share in profits of associates accounted for using the equity method	152 524	144 587	94.8
Profit before income tax	**2 091 440**	**1 577 321**	**75.4**
Income tax expense	(372 281)	(286 262)	76.9
Profit for the period	**1 719 159**	**1 291 059**	**75.1**
attributable to:			
shareholders of the Parent Entity	1 719 410	1 291 159	75.1
minority interest	(251)	(100)	39.8
Earnings per share attributable to shareholders of the Parent Entity during the year *(PLN per share)*			
- basic	**8.60**	**6.46**	**75.1**
- diluted	**8.60**	**6.46**	**75.1**

** I-VI 2008= 100*

The revenues from sales of the Group in the first half of 2009 were lower versus the comparable prior period by 17% (i.e. by PLN 1 138 855 thousand). This was mainly due to the decrease in revenues of the Parent Entity, caused by lower copper prices and to a decrease in orders for wire rod and round billets. The sales of KGHM Polska Miedź S.A. represent around 70% of the revenues of the entire Group.

The negative impact on the financial result from the decrease in copper prices was mitigated to a significant degree by the depreciation of the Polish zloty.

The costs of sales decreased during the analysed period by 9% (i.e. by PLN 380 786 thousand), mainly due to a decrease in external services.

In the first half of 2009 the result on other operating activities was higher than in the comparable period by PLN 264 382 thousand, due to a better result on exchange differences and to the measurement and realisation of derivative instruments.

The share in profit of the associate Polkomtel S.A. accounted for using the equity method caused an increase in profit for the first six months of 2009 by PLN 144 587 thousand.

Profit for the analysed period decreased versus the comparable prior period by 25 %, i.e. by PLN 428 100 thousand.

Table 7. *Structure of the profit for the period of the KGHM Polska Miedź S.A. Group ('000 PLN)*

Name of entity	Profit for the first half of 2009
KGHM Polska Miedź S.A.	**1 472 634**
subsidiaries	**15 096**
of which among others:	
- KGHM Ecoren S.A.	7 493
- KGHM Metraco S.A.	3 247
- „Energetyka" sp. z o.o.	2 600
- POL-MIEDŹ TRANS Sp. z o.o.	2 969
- PeBeKa S.A.	2 372
- PHP „MERCUS" sp. z o.o.	2 055
- Zagłębie Lubin S.A.	(4 191)
Associates – in that part attributable to the Group	**144 587**
of which:	
- Polkomtel S.A.	144 587
Consolidation adjustments	(341 158)
Profit for the period attributable to shareholders of the Parent Entity	**1 291 159**

2.6. Results of major Group entities

Among the most important entities of the Group are:

- KGHM Polska Miedź S.A – the Parent Entity,
- Polkomtel S.A., in which KGHM Polska Miedź S.A. owns 24.39% of the share capital – accounted for using the equity method, and
- DIALOG S.A. – a subsidiary in which KGHM Polska Miedź S.A. owns 100% of the share capital. The results of this company have a direct impact on the consolidated financial statements of the KGHM Polska Miedź S.A. Group.

KGHM Polska Miedź S.A.

The results of the Company for the first half of 2009 can be found in the report of KGHM Polska Miedź S.A. (P-2009) published on 28 August 2009.

Polkomtel S.A.

At 30 June 2009 the carrying amount of the shares of Polkomtel S.A. in the consolidated financial statements accounted for using the equity method amounted to PLN 1 334 043 thousand.
The basic items of the company's income statement are presented below.

Table 8. *Financial results of Polkomtel S.A. ('000 PLN)*

Item	for the period from 01.01.2008 to 30.06.2008	for the period from 01.01.2009 to 30.06.2009	Change*
Sales	4 117 743	4 057 130	98.5
Profit on operating activities	1 014 729	853 976	84.2
EBITDA	1 606 676	1 496 267	93.1
Profit before taxation	973 182	738 910	75.9
Profit for the period	775 393	592 774	76.4

* I-VI 2008=100

On 9 June 2009 the Ordinary General Meeting of Polkomtel S.A. passed a resolution on the appropriation of profit for 2008. In accordance with the decision of the shareholders the amount of PLN 1 250 295 thousand was appropriated as a dividend. It will be paid in two instalments.
With respect to payment of the dividend from 2008 profit, the share of KGHM Polska Miedź S.A. amounts to PLN 304 966 thousand, payable in two instalments, with the first instalment of PLN 76 204 thousand payable by 29 June 2009 and the second instalment of PLN 228 762 thousand payable by 29 September 2009.

DIALOG S.A.

DIALOG S.A. is the Parent Entity of a Group. At the end of the first half of 2009 this Group comprised, apart from DIALOG S.A., two subsidiaries:

- PETROTEL Sp. z o.o. (8 199 shares with a nominal value of PLN 8 199 thousand, representing 99.99% of the share capital) – these shares were purchased during the period November 2008 to March 2009. Thanks to this a modern telecommunications infrastructure was gained with customer base of over 25 thousand fixed lines and 10.7 thousand users of data transmission in the region of Płock and its vicinity,
- AVISTA MEDIA Sp. z o.o. (20 thousand shares with a nominal value of PLN 10 000 thousand, representing 100% of the share capital) – these shares were purchased in August 2006 in connection with plans for the expansion of the company's services to include digital television and the services of a call center.

Table 9. *Financial data of the DIALOG S.A. Group ('000 PLN)*

Item	for the period from 01.01.2008 to 30.06.2008	for the period from 01.01.2009 to 30.06.2009	Change*
Sales	279 907	259 587	92.7
Result on sales	(2 986)	14 537	x
Profit /(loss) on operating activities	(11 847)	15 964	x
EBITDA	45 846	64 078	139.8
Profit /(loss) before taxation	(16 026)	11 630	x
Profit /(loss) for the period	(14 351)	1 592	x

* I-VI 2008=100

Table 10. *Financial data of DIALOG S.A. ('000 PLN)*

Item	for the period from 01.01.2008 to 30.06.2008	for the period from 01.01.2009 to 30.06.2009	Change*
Sales	278 861	245 990	88.2
Result on sales	(1 899)	13 432	x
Profit /(loss) on operating activities	(13 477)	13 925	x
EBITDA	42 692	58 311	136.6
Profit /(loss) before taxation	(17 779)	9 841	x
Profit /(loss) for the period	(16 116)	588	x

* I-VI 2008=100

In the first half of 2009 the revenues of the DIALOG S.A. Group were lower than those in the comparable prior period by PLN 20 320 thousand due to a restriction of low-margin transit services. However, after excluding these transit services, the revenues of the DIALOG S.A. Group, despite the general downward market trend in fixed-line telephony, were higher by approx. 5%. An increase in revenues was recorded in services based on external infrastructure (WLR, 1011 and BSA) – in relation to the comparable prior period of 2008 by PLN 11 610 thousand.

At the end of the first half of 2009, in relation to the comparable period of 2008, a higher operating profit and EBITDA were recorded.

In the first half of 2009 DIALOG S.A. Group increased the number of its subscribers both in voices services as well as data transmission. At the end of June 2009 it had 450.8 thousand ringing lines in its network (achieving a higher-than-planned number of institutional customers) and 210.3 thousand WLR lines (an increase of 30% versus the end of 2008). The number of customers using data transmission services amounted to 152.7 thousand (including 9.7 thousand BSA users).

The steady, consistent increase in the customer base was critical in the context of the expansion of the company's services in 2008 by advanced multimedia services combining fixed-line telephony, internet access and digital television and video-on-demand services. The number of customers of DIALOGmedia packet increased to the level of 8.6 thousand at the end of June 2009.

In the first half of 2009 the DIALOG S.A. Group continued to realise a project of importance for its future involving the introduction of mobile telephone services as a so-called virtual operator (MVNO) – commercial commencement of these services is planned in the second half of 2009.

Strategy of DIALOG S.A.

The directions of development of DIALOG S.A. set forth in its current approved strategy assume significant investment in an optical fiber network aimed at further growth of its integrated teletransmission services. Projections which have been prepared based on this strategy show future income for the Company which will allow it to make full economic use of its assets, including deferred tax assets.
The current strategy of DIALOG S.A. is being reviewed by the Management Board of the Company. Any eventual update to the strategy together with the results of this review will be reflected in the projections of DIALOG S.A. as well as in the separate and consolidated annual financial reports of KGHM Polska Miedź S.A.

2.7. Risk management

The KGHM Polska Miedź S.A. Group is exposed to the following types of financial risk:
- market risk,
- liquidity risk, and
- credit risk.

The Group actively manages that risk to which it is exposed. The process of managing market risk is regulated by unified principles applied in the companies of the Group.

The main technique applied in managing market risk is the use of hedging strategies with derivative instruments. Natural hedging is also used.

In the Group, only the Parent Entity applies derivative instrument hedge accounting.

The Group is exposed to the risk of changes in exchange rates and KGHM Polska Miedź S.A. is also exposed to the risk of changes in copper, silver and gold prices.

In addition the Group is exposed to interest rate risk. At 30 June 2009 the Group held loan-related liabilities in the amount of PLN 251 097 thousand (at 31 December 2008, PLN 258 705 thousand) with interest based on variable and fixed rates. At the balance sheet date the Group did not hold instruments hedging against interest rate risk.

Market risk hedging by the Parent Entity was described in detail in the Report on the activities of KGHM Polska Miedź S.A. in the first half of 2009.

Impact of derivative instruments on the statements of financial position of the Group

At 30 June 2009 the fair value of open positions in derivative instruments amounted to PLN 239 244 thousand, with financial assets of PLN 299 055 thousand, and financial liabilities of PLN 59 811 thousand.

The fair value of receivables due to unsettled derivative instruments with a settlement date of 2 July 2009 amounts to PLN 38 264 thousand, and was presented as receivables due to unsettled derivative instruments.

In the first half of 2009 the result on derivative instruments amounted to PLN 378 532 thousand. The effective part of the measurement of hedging instruments transferred from equity to revenues from sales in income statement during the financial period amounted to PLN 487 548 thousand. Other operating costs due to the derivative instruments amounted to PLN 91 667 thousand, and from the realisation of derivative instruments, PLN 17 349 thousand. The increase of other operating costs due to the measurement of derivative instruments mainly results from changes of the time value of options which are to be settled in future periods. Due to the hedge accounting regulations applied, changes in the time value of options are not recognised in equity.

Table 11. *Impact of derivative instruments on the financial result ('000 PLN)*

Item	for the period from 01.01.2008 to 30.06.2008	for the period from 01.01.2009 to 30.06.2009
Impact on revenues from sales	4 214	487 548
Impact on other operating costs, of which	(162 989)	(109 016)
Loss from realisation of derivative instruments	(7 055)	(17 349)
Loss from measurement of derivative instruments	(155 934)	(91 667)
Total impact of derivative instruments on the results of the period	**(158 775)**	**378 532**

The amount recognised in the financial results of the Parent Entity – in other operating costs for the first half of 2009 due to the ineffective part of cash flow hedging – amounts to PLN 105 170 thousand (in the first half of 2008, PLN 168 365 thousand), of which PLN 84 678 thousand represents the loss from the hedging instruments (in the first half of 2008, PLN 156 461 thousand), while PLN 20 492 thousand represents the loss from realisation of the ineffective part of hedging instruments (in the first half of 2008, PLN 11 904 thousand).

The following tables present respectively the end-of-period positions and the list of changes in equity caused by transferral of the effective part of the result from the measurement of derivative instruments designated as hedges of future cash flow.

Table 12. *Impact of derivative instruments on equity ('000 PLN)*

Item	for the period from 01.01.2008 to 30.06.2008	for the period from 01.01.2009 to 30.06.2009
Accumulated other comprehensive income – commodity price risk hedging transactions (copper and silver) – derivative instruments	627 757	7
Accumulated other comprehensive income – currency risk hedging transactions – derivative instruments	-	2 555
Total accumulated other comprehensive income - financial instruments hedging future cash flows (excluding deferred tax effects)	627 757	2 562

Table 13. *Gains or losses on instruments hedging future cash flow recognised directly in equity ('000 PLN)*

Item	for the period from 01.01.2008 to 30.06.2008	for the period from 01.01.2008 to 31.12.2008	for the period from 01.01.2009 to 30.06.2009
Accumulated gain or loss achieved on financial instruments hedging future cash flows at the beginning of the financial period	**9 895**	**9 895**	**627 757**
Amount recognised in equity in the reporting period due to hedging transactions	2 119	1 197 853	(137 647)
Amount transferred from equity to revenues from sales in the income statement in the financial period	(4 214)	(579 991)	(487 548)
Accumulated in equity gain or loss achieved on financial instruments hedging future cash flow at the end of the financial period (excluding deferred tax effects)	**7 800**	**627 757**	**2 562**

2.8. Forecast financial situation of the Group

Forecasts of the Group results are not prepared. The projected results of the Parent Entity are prepared and published. The subsidiaries follow unified principles for budgeting and planning. The structure of annual budgets and five-year plans is based on separate centers of responsibility. The plans of Group entities are evaluated based on their conformance with the Strategy of the Parent Entity and Group, from which in turn arise basic questions associated with the directions of equity investment, the development of specific areas of activities and with the dividend policy. A significant role in Group planning is played by the effective management of cash flow, the optimal financing of current activities, risk management and controlling costs.

Execution of these plans is continuously monitored by the supervisory boards of these entities as well as by the equity supervision unit of the Parent Entity. The KGHM Polska Miedź S.A. Group also applies unified reporting principles. The specific financial and economic condition of Group entities is evaluated on a quarterly basis, with monthly monitoring.
Planning and budgeting in Group entities is supported by the integrated IT systems which have been implemented in these companies.

Realisation of financial forecasts by the Parent Entity.

On 23 February 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the Budget for 2009, which assumed the achievement in 2009 of revenues from sales in the amount of PLN 7 048 million and profit for the period in the amount of PLN 488 million.

Due to an improvement in macroeconomic factors and to a change in costs by type, KGHM Polska Miedź S.A. updated the projected financial results on 14 May 2009, and then in connection with the approval of the Adjusted Budget by the Supervisory Board on 24 August 2009 it published a current report presenting updated forecast of financial results for 2009.

The Adjusted Budget foresees the achievement in 2009 of revenues from sales in the amount of PLN 9 662 million and profit at the level of PLN 1 950 million. The projection reflects the financial results of KGHM Polska Miedź S.A. realised in the first half of 2009 and verified assumptions in the following: macroeconomics conditions, production, capital expenditures, equity investments and hedging.

The slight increase in the projected result (with reference to the Projection from 14 May 2009) despite an improvement in the assumed copper price and increase in the copper and silver production mainly results from:
- a lower exchange rate than that assumed in the Projection,
- higher costs by type, mainly due to a higher price and volume of external copper-bearing materials, and
- limitation of the positive effects of hedging transactions resulting from an increase in the copper price.

Table 14. *Realisation of projected results of KGHM Polska Miedź S.A. after the first half of 2009*

	Unit	Budget 2009*	Projection 2009**	Adjusted Budget 2009***	Execution I-VI 2009	Advance on plan (%)
Sales	**million PLN**	**7 048**	**9 065**	**9 662**	**5 099**	**52.8**
Profit for the period	**million PLN**	**488**	**1 906**	**1 950**	**1 473**	**75.5**
Electrolytic copper production	'000 t	512.3	496.0	500.9	239.8	47.9
- of which from external copper-bearing materials	'000 t	98.5	81.0	87.3	40.0	45.8
Silver production	t	1 125	1 159	1 203	607	50.5
Total unit cost of	PLN/t	10 466	10 659	11 160	10 547	94.5
electrolytic copper production	USD/t	3 609	3 280	3 600	3 136	87.1
Average annual copper price	USD/t	3 200	3 800	4 500	4 046	89.9
	PLN/t	9 280	12 350	13 950	13 547	97.1
Average annual silver price	USD/troz	10.00	12.60	13.00	13.17	101.3
USD/PLN exchange rate	USD/PLN	2.90	3.25	3.10	3.36	108.4

* Budget for 2009 approved on 23 February 2009 and published in a current report on the same day
** Adjusted projection published in a current report dated 14 May 2009
***Adjusted Budget approved on 24 August 2009 and published in the current report on the same day

In the first six months of 2009 the Company realised 53% of its planned sales target for 2009. The high level of achievement of planned sales together with the recognition in the half-year result of income from the dividend of Polkomtel SA are the main reasons for the achievement after the first six months of 76% of the planned profit for 2009.

3. Subsequent events

Conclusion of recruitment process for President of the Management Board of KGHM Polska Miedź S.A.

On 20 July 2009 the Supervisory Board of KGHM Polska Miedź S.A. announced the results of the recruitment process and appointed Herbert Wirth as the 7th-term President of the Management Board of KGHM Polska Miedź S.A.

Herbert Wirth fulfilled the duties of the 7th-term President of the Management Board of KGHM Polska Miedź S.A. from 16 June 2009, previous to which, from 23 April 2008, he had served as I Vice President of the 6th-term Management Board.

Sale of aircraft BEECHCRAFT KING AIR C-90A

On 14 July 2009 a sales contract was entered into between KGHM Polska Miedź S.A. and Piotr Wawrzaszek Inżynieria Samochodów Specjalnych, for sale of the aircraft BEECHCRAFT KING AIR C-90A. The value of the contract is PLN 2 530 thousand.
At 30 June 2009 the carrying amount of this aircraft was accounted for in the amount of PLN 2 484 thousand under non-current assets held for sale.

Payment of dividend

In accordance with a resolution of the Ordinary General Meeting of KGHM Polska Miedź S.A. dated 16 June 2009 regarding the appropriation of Company profit for financial year 2008, on 6 August 2009 the first of two dividend instalments was paid in the amount of PLN 1 432 000 thousand, i.e. PLN 7.16 per share.

Adjusted Budget of KGHM Polska Miedź S.A.

On 24 August 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the Adjusted Budget for 2009.

Appointment of Vice President of the Management Board of KGHM Polska Miedź S.A.

On 24 August 2009 the Supervisory Board of the Parent Entity appointed Mr. Ryszard Janeczek as the Vice President of the Management Board of KGHM Polska Miedź S.A. for the VIIth term and granted Maciej Tybura the function of I Vice President of the Management Board.

4. Annexes

4.1. List of tables

Table 1. *Subsidiaries consolidated at 30 June 2009* 4
Table 2. *Activities of Group companies* 6
Table 3. *Average employment in the period* 9
Table 4. *Consolidated balance sheet – Assets ('000 PLN)* 14
Table 5. *Consolidated balance sheet – Equity and liabilities ('000 PLN)* 15
Table 6. *Consolidated income statement ('000 PLN)* 16
Table 7. *Structure of the profit for the period of the KGHM Polska Miedź S.A. Group ('000 PLN)* 16
Table 8. *Financial results of Polkomtel S.A. ('000 PLN)* 17
Table 9. *Financial data of the DIALOG S.A. Group ('000 PLN)* 17
Table 10. *Financial data of DIALOG S.A. ('000 PLN)* 18
Table 11. *Impact of derivative instruments on the financial result ('000 PLN)* 19
Table 12. *Impact of derivative instruments on equity ('000 PLN)* 19
Table 13. *Gains or losses on instruments hedging future cash flow recognised directly in equity ('000 PLN)* ... 19
Table 14. *Realisation of projected results of KGHM Polska Miedź S.A. after the first half of 2009* 20

4.2. List of diagrams

Diagram 1. *Entities in which KGHM Polska Miedź S.A. owned shares directly or indirectly at 30 June 2009.* 3
Diagram 2. *Structure of revenues from Group sales* 12
Diagram 3. *Structure of Group assets at 30 June 2009* 13
Diagram 4. *Sales by market in the first half of 2009* 13

SIGNATURES OF PERSONS REPRESENTING THE COMPANY			
Date	**First name, surname**	**Position/Function**	**Signature**
25 August 2009	*Herbert Wirth*	President of the Management Board	
25 August 2009	*Maciej Tybura*	I Vice President of the Management Board	
25 August 2009	*Ryszard Janeczek*	Vice President of the Management Board	